    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1999



                                                      REGISTRATION NO. 333-89433

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                         TEXAS INSTRUMENTS INCORPORATED
             (Exact Name of Registrant as Specified in its Charter)
                             ---------------------

              DELAWARE                                3600                               75-0289970
  (State or Other Jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   Incorporation or Organization)         Classification Code Number)               Identification No.)

                             ---------------------

                                                                            RICHARD J. AGNICH
                                                           SENIOR VICE PRESIDENT, SECRETARY & GENERAL COUNSEL
                   8505 FOREST LANE                                         8505 FOREST LANE
                    P.O. BOX 660199                                          P.O. BOX 660199
               DALLAS, TEXAS 75266-0199                                 DALLAS, TEXAS 75266-0199
                    (972) 995-3773                                           (972) 995-3773
  (Address, Including Zip Code, and Telephone Number,       (Name, Address, Including Zip Code, and Telephone
    Including Area Code, of Registrant's Principal         Number, Including Area Code, of Agent for Service)
                  Executive Offices)

                             ---------------------

                                   Copies To:

                                               G. RUSSELL ASHDOWN                    MICHAEL BONN, ESQ.
        R. SCOTT COHEN, ESQ.             PRESIDENT AND CHIEF EXECUTIVE               JOHNSON AND COLMAR
     WEIL, GOTSHAL & MANGES LLP                     OFFICER                        300 SOUTH WACKER DRIVE
   100 CRESCENT COURT, SUITE 1300              POWER TRENDS, INC.                        SUITE 1000
        DALLAS, TEXAS 75201                     27715 DIEHL ROAD                  CHICAGO, ILLINOIS 60606
           (214) 746-7700                 WARRENVILLE, ILLINOIS 60555                  (312) 922-1980
                                                 (630) 393-6901

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: Upon the effective time of the merger described in this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              [Power Trends Logo]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT


                                November 2, 1999


Dear Power Trends Stockholder,

     The boards of directors of Power Trends, Inc., Texas Instruments Incorporated and Power Acquisition Corp., a wholly owned subsidiary of Texas Instruments, have approved, and the parties have entered into, a merger agreement that, subject to Power Trends stockholder approval, will result in Power Acquisition being merged with and into Power Trends. As a result of the merger, Power Trends will become a wholly owned subsidiary of Texas Instruments. The merger agreement provides that Power Trends common stockholders will receive a fraction of a share of Texas Instruments common stock for each share of Power Trends common stock that they own immediately before the merger. The exact fraction of a share will be determined by dividing $8.67 by the average of the daily high and low sales prices of Texas Instruments common stock for the 20 consecutive trading day period ending on the second trading day prior to the merger, subject to a minimum of 0.0810 and a maximum of 0.1294 of a share of Texas Instruments common stock for each share of Power Trends common stock. These minimum and maximum thresholds may be waived in certain circumstances. In addition, the merger agreement provides that holders of Power Trends preferred stock will receive shares of Texas Instruments common stock for each share of Power Trends preferred stock that they own immediately before the merger. The exact number of shares of Texas Instruments common stock to be received in exchange for each outstanding share of Power Trends preferred stock will equal 100 multiplied by the fraction of a share of Texas Instruments common stock to be received for each share of Power Trends common stock.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER ON SUBSTANTIALLY THE TERMS AND CONDITIONS SET FORTH IN THE MERGER AGREEMENT AMONG POWER TRENDS, TEXAS INSTRUMENTS AND POWER ACQUISITION IS ADVISABLE AND IS FAIR TO, AND IN THE BEST INTERESTS OF, POWER TRENDS AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER.

     The merger cannot be completed unless the holders of two-thirds of the shares of Power Trends common stock and two-thirds of the shares of Power Trends preferred stock, voting as separate classes, and two-thirds of Power Trends common stock and preferred stock, voting together (with each share of common stock having one vote and each share of preferred stock having 100 votes), approve it. We have scheduled a special meeting for you to vote on the merger. YOUR VOTE IS VERY IMPORTANT.


     The meeting will be held on Monday, November 22, 1999 at 10:00 a.m., local time, at the principal offices of Power Trends at 27715 Diehl Road, Warrenville, Illinois 60555.


     Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will have the same effect as a vote in favor of the merger. If you fail to return your proxy card and do not attend the shareholder meeting, such failure and absence will have the same effect as a vote against approval of the merger. Returning the proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person.

     The enclosed proxy statement/prospectus provides you with detailed information about the proposed merger and about Texas Instruments. We encourage you to read this entire document carefully. IN PARTICULAR, YOU SHOULD CONSIDER CAREFULLY THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 13 OF THE PROXY STATEMENT/PROSPECTUS. You may also obtain information about Texas Instruments from documents that it has filed with the Securities and Exchange Commission.

     Thank you for your cooperation.

                                            Sincerely,

                                            G. RUSSELL ASHDOWN
                                            G. Russell Ashdown
                                            President and Chief Executive
                                            Officer

                              [Power Trends Logo]

                               POWER TRENDS, INC.
                                27715 DIEHL ROAD
                          WARRENVILLE, ILLINOIS 60555

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                             ---------------------


                      TO BE HELD MONDAY, NOVEMBER 22, 1999


To The Stockholders:


     A Special Meeting of Stockholders of Power Trends, Inc., an Illinois corporation, will be held on Monday, November 22, 1999 at 10:00 a.m., local time, at the principal offices of Power Trends at 27715 Diehl Road, Warrenville, Illinois 60555, to consider and to vote upon the following proposals:


          1. To approve and adopt the plan of merger on substantially the terms and conditions set forth in the Merger Agreement, dated as of September 29, 1999, by and among Texas Instruments Incorporated, a Delaware corporation, Power Acquisition Corp., an Illinois corporation and a wholly owned subsidiary of Texas Instruments, and Power Trends, pursuant to which, among other things, (i) Power Acquisition will be merged with and into Power Trends, with Power Trends surviving the merger, (ii) each share of Power Trends' common stock, no par value per share, issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive between 0.0810 and 0.1294 of a share of common stock, $1.00 par value per share, of Texas Instruments, other than fractional shares which will be paid in cash, (iii) each share of Power Trends' preferred stock, no par value per share, issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive between 8.1028 and 12.9403 shares of Texas Instruments common stock, other than fractional shares which will be paid in cash and (iv) the articles of incorporation of Power Trends will be amended and restated as set forth in Annex D hereto. The minimum and maximum thresholds described in (ii) and (iii) above may be waived in certain circumstances.

          2. Such other business as may properly come before the Special Meeting or any postponement or adjournment thereof.


     These items of business are described in the enclosed proxy statement/prospectus. The Board of Directors has fixed the close of business on October 29, 1999 as the record date for determining the stockholders entitled to notice of and to vote at the Special Meeting.


     IN ORDER THAT YOUR STOCK MAY BE REPRESENTED AT THE SPECIAL MEETING IN CASE YOU ARE NOT PERSONALLY PRESENT, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ACCOMPANYING POSTAGE PREPAID ENVELOPE.

                                            By order of the Board of Directors,

                                            ROBERT H. ACKMANN

                                            Robert H. Ackmann

                                            Secretary

November 2, 1999

          [TI LOGO]                        [POWER TRENDS LOGO]

                           PROXY STATEMENT/PROSPECTUS
                             ---------------------
     MERGER PROPOSED -- THE VOTE OF POWER TRENDS STOCKHOLDERS IS IMPORTANT

     The boards of directors of Texas Instruments Incorporated, a Delaware corporation, Power Acquisition Corp., an Illinois corporation and a wholly owned subsidiary of Texas Instruments, and Power Trends, Inc., an Illinois corporation, have approved, and the parties have entered into, a merger agreement under which Power Acquisition would merge with and into Power Trends and Power Trends would become a wholly owned subsidiary of Texas Instruments.


     This proxy statement/prospectus is being sent to stockholders of Power Trends in connection with the solicitation of proxies by the board of directors of Power Trends for use at the special meeting of Power Trends stockholders to be held on November 22, 1999, to consider and to vote upon the proposed merger. This proxy statement also constitutes a prospectus with respect to the shares of Texas Instruments common stock to be issued to Power Trends stockholders in the merger, including any shares that may be issued to holders of Power Trends stock options who exercise such options prior to the merger.


     The merger agreement provides that Power Trends common stockholders will receive a fraction of a share of Texas Instruments common stock for each share of Power Trends common stock that they own immediately before the merger. The exact fraction of a share will be determined by dividing $8.67 by the average of the daily high and low sales prices of Texas Instruments common stock for the 20 consecutive trading day period ending on the second trading day prior to the merger, subject to a minimum of 0.0810 and a maximum of 0.1294 of a share of Texas Instruments common stock for each share of Power Trends common stock. These minimum and maximum thresholds may be waived in certain circumstances. In addition, the merger agreement provides that holders of Power Trends preferred stock will receive shares of Texas Instruments common stock for each share of Power Trends preferred stock that they own immediately before the merger. The exact number of shares of Texas Instruments common stock to be received in exchange for each outstanding share of Power Trends preferred stock will equal 100 multiplied by the fraction of a share of Texas Instruments common stock to be received for each share of Power Trends common stock. If the merger is completed, Power Trends stockholders will collectively own or be entitled to receive an aggregate of between approximately .2% and .3% of outstanding Texas Instruments common stock, depending upon the number of shares of Texas Instruments common stock issued pursuant to the merger.


     Pursuant to a voting agreement executed concurrently with the merger agreement, certain stockholders of Power Trends holding an aggregate of approximately 43% of the outstanding shares of Power Trends common stock and approximately 84% of the outstanding shares of Power Trends preferred stock on the date of the execution of the voting agreement have agreed to vote in favor of approval of the merger. The voting agreement further provides that certain holders of Power Trends preferred stock will convert a sufficient number of shares of Power Trends preferred stock into Power Trends common stock to assure the requisite approvals of the merger by the holders of each of the Power Trends common stock and Power Trends preferred stock. On October 27, 1999, 25,000 shares of Power Trends preferred stock were converted into 2,500,000 shares of common stock pursuant to this provision. After giving effect to such conversion, the stockholders who are parties to the voting agreement owned, as of the record date, approximately 69% of the outstanding shares of Power Trends common stock and approximately 80% of the outstanding shares of Power Trends preferred stock.


     After careful consideration, the board of directors of Power Trends has determined that the plan of merger on substantially the terms and conditions set forth in the merger agreement is advisable and is fair to, and in the best interests of, its stockholders and recommends that its stockholders vote to adopt and approve the merger agreement.

     The merger cannot be completed unless the holders of two-thirds of the shares of Power Trends common stock and two-thirds of the shares of Power Trends preferred stock, voting as separate classes, and two-thirds of Power Trends common stock and preferred stock, voting together (with each share of common stock having one vote and each share of preferred having 100 votes), approve it.
                             ---------------------

     We have scheduled a special meeting for you to vote on the merger. YOUR VOTE IS VERY IMPORTANT.

     Texas Instruments common stock is traded on the New York Stock Exchange under the symbol "TXN." Texas Instruments intends to have the shares of Texas Instruments common stock offered in connection with the merger listed on the New York Stock Exchange.

      WE URGE YOU TO CAREFULLY REVIEW THE RISK FACTORS DESCRIBED IN THIS PROXY STATEMENT/ PROSPECTUS BEGINNING ON PAGE 13.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This proxy statement/prospectus is dated November 2, 1999, and was first mailed to the stockholders of Power Trends on or about November 2, 1999.

     TEXAS INSTRUMENTS HAS SUPPLIED ALL OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS RELATING TO TEXAS INSTRUMENTS AND POWER ACQUISITION, AND POWER TRENDS HAS SUPPLIED ALL OF THE INFORMATION RELATING TO POWER TRENDS.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. NONE OF TEXAS INSTRUMENTS, POWER ACQUISITION OR POWER TRENDS HAS AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ABOUT EITHER THE MERGER OR THE OTHER TRANSACTIONS THAT ARE DISCUSSED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THE INFORMATION OR REPRESENTATIONS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. IF YOU ARE GIVEN ANY INFORMATION ABOUT THESE MATTERS THAT IS NOT DISCUSSED IN THIS PROXY STATEMENT/PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION.

     THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY LOCATION WHERE OR TO ANY PERSON TO WHOM TEXAS INSTRUMENTS IS NOT PERMITTED TO OFFER OR TO SELL SECURITIES UNDER APPLICABLE LAW.

     THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS OR THE COMMON STOCK OF TEXAS INSTRUMENTS OFFERED BY THIS PROXY STATEMENT/PROSPECTUS DOES NOT, UNDER ANY CIRCUMSTANCE, MEAN THAT THERE HAS NOT BEEN A CHANGE IN THE AFFAIRS OF TEXAS INSTRUMENTS OR POWER TRENDS SINCE THE DATE OF THIS PROXY STATEMENT/ PROSPECTUS. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS CORRECT AFTER THIS DATE.

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
ANSWERS TO FREQUENTLY ASKED QUESTIONS
ABOUT THE MERGER.......................    1
SUMMARY................................    4
RISK FACTORS...........................   13
SELECTED FINANCIAL DATA OF TEXAS
  INSTRUMENTS..........................   17
SELECTED FINANCIAL DATA OF POWER
  TRENDS...............................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS FOR TEXAS INSTRUMENTS.....   19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS FOR POWER TRENDS..........   37
THE POWER TRENDS SPECIAL MEETING.......   40
  General..............................   40
  Matters to be Considered at the Power
     Trends Special Meeting............   40
  Date, Time and Place.................   40
  Record Date; Quorum..................   40
  Votes Required.......................   41
  Voting by Power Trends' Executive
     Officers, Directors and Certain
     Stockholders......................   41
  Voting of Proxies; Revocability of
     Proxies...........................   41
  Solicitation of Proxies..............   42
THE MERGER.............................   42
  Background...........................   42
  Reasons for the Merger...............   44
  Recommendation of the Board of
     Directors of Power Trends.........   45
  Interests of Certain Persons in the
     Merger............................   45
  Employee Benefit Plans...............   46
  Dissenters' Rights...................   46
  Accounting Treatment.................   47
  Federal Securities Laws
     Consequences......................   47
  Comparison of Rights of Stockholders
     of Texas Instruments and Power
     Trends............................   48
  U.S. Federal Income Tax Consequences
     of the Merger.....................   57
  Regulatory Matters...................   58
THE MERGER AGREEMENT...................   59
  General..............................   59
  Completion and Effectiveness of the
     Merger............................   59
  Conversion of Shares of Power Trends
     Common Stock and Preferred
     Stock.............................   59


                                         PAGE
                                         ----
  Treatment of Stock Options...........   60
  Exchange Procedures..................   60
  Directors and Officers...............   61
  Articles of Incorporation and
     Bylaws............................   61
  Representations and Warranties.......   62
  Conduct of Business Before Completion
     of the Merger.....................   63
  Conditions to the Completion of the
     Merger............................   64
  Additional Covenants of Power Trends
     and Texas Instruments.............   65
  Termination of the Merger
     Agreement.........................   67
  Termination Fees.....................   68
  Escrow Fund..........................   68
  Amendment of the Merger Agreement....   68
  Extension and Waiver.................   68
VOTING AGREEMENT.......................   69
BUSINESS OF TEXAS INSTRUMENTS..........   70
BUSINESS OF POWER TRENDS...............   74
MANAGEMENT OF TEXAS INSTRUMENTS........   75
  Directors............................   75
  Directors' Compensation..............   76
  Executive Officers...................   77
  Executive Compensation...............   77
TEXAS INSTRUMENTS SHARE OWNERSHIP OF
  CERTAIN PERSONS......................   82
DESCRIPTION OF CAPITAL STOCK OF TEXAS
  INSTRUMENTS..........................   83
  General..............................   83
  The Common Stock.....................   83
  The Preferred Stock..................   83
  The Rights Plan......................   83
LEGAL MATTERS..........................   85
INDEPENDENT AUDITORS...................   85
INDEX TO FINANCIAL
  STATEMENTS...........................  F-1
ANNEX A -- Merger Agreement............  A-1
ANNEX B -- Voting Agreement............  B-1
ANNEX C -- Text of Sections 11.65 and
           11.70 of the Illinois
           Business Corporation Act ...  C-1
ANNEX D -- Amended and Restated
           Articles of Incorporation of
           Power Trends, Inc...........  D-1

             ANSWERS TO FREQUENTLY ASKED QUESTIONS ABOUT THE MERGER

Q: When do you expect the merger to be completed?

A: We are working towards completing the merger as quickly as possible. For the merger to be completed, the Power Trends stockholders must approve it at the special meeting of Power Trends stockholders. We expect to complete the merger promptly following the Power Trends special meeting.

Q: What will Power Trends stockholders receive in the merger?

A: For each share of Power Trends common stock you own, you will receive a fraction of a share of Texas Instruments common stock equal to the exchange ratio, which is determined as set forth below:

- The exchange ratio will be calculated by dividing $8.67 by the average of the daily high and low sales prices of Texas Instruments common stock for the 20 consecutive trading day period ending on the second trading day prior to the merger, subject to the maximum and minimum exchange ratios referenced below;

- The maximum exchange ratio is .1294 (in the case of a Texas Instruments average trading price of $67.00 or less), provided that this maximum exchange ratio may be waived by Texas Instruments in certain cases, in which event the maximum exchange ratio will be disregarded in the determination of the exchange ratio; and

- The minimum exchange ratio is .0810 (in the case of a Texas Instruments average trading price of $107.00 or more), provided that this minimum exchange ratio may be waived by Power Trends in certain cases, in which event the minimum exchange ratio will be disregarded in the determination of the exchange ratio.

     For each share of Power Trends preferred stock you own, you will receive the number of shares of Texas Instruments common stock equal to (i) the exchange ratio, as calculated above, multiplied by (ii) 100.

     The following chart shows a range of exchange ratios and the value of consideration you would receive for each share of your Power Trends common stock and preferred stock based on several assumed average trading prices of Texas Instruments common stock during the 20 day trading period. To determine the number of shares of Texas Instruments common stock you would receive in the merger in exchange for Power Trends common stock, simply multiply the number of shares of Power Trends common stock you own by the applicable exchange ratio. To determine the number of shares of Texas Instruments common stock you would receive in the merger in exchange for Power Trends preferred stock, simply multiply the number of shares of Power Trends preferred stock you own by the applicable exchange ratio, and then multiply the resulting number by 100. Any resulting fractional shares will be paid in cash.

  AVERAGE
  TRADING
 PRICE OF
   TEXAS                  VALUE OF A      VALUE OF A
INSTRUMENTS                SHARE OF        SHARE OF
  COMMON      EXCHANGE   POWER TRENDS    POWER TRENDS
   STOCK       RATIO     COMMON STOCK   PREFERRED STOCK
-----------   --------   ------------   ---------------
$115.00        0.0810       $9.32           $931.82
$107.00        0.0810       $8.67           $867.00
$100.00        0.0867       $8.67           $867.00
$ 90.00        0.0963       $8.67           $867.00
$ 80.00        0.1084       $8.67           $867.00
$ 70.00        0.1239       $8.67           $867.00
$ 67.00        0.1294       $8.67           $867.00
$ 60.00        0.1294       $7.76           $776.42
$ 55.00        0.1294       $7.12           $711.72

     If the 20 day average trading price had been determined on October 8, 1999, it would have been $87.34, which would have resulted in an exchange ratio of
 .0993. The average trading price does not represent the actual value of the shares of Texas Instruments common stock you will receive in the merger. The value of those shares will depend on the market price of Texas Instruments common stock at the time you receive them.

     For a more detailed discussion of the formula that will be used under the merger agreement to determine the number of shares of Texas Instruments common stock that you will receive in connection with the merger, see the section entitled "The Merger Agreement -- Conversion of

Shares of Power Trends Common Stock and
Preferred Stock" on page 59.

Q: When will Power Trends stockholders receive shares of Texas Instruments common stock?

A: Shortly following the merger you will receive a letter of transmittal to complete and return along with your Power Trends stock certificates. Once you have done so, Texas Instruments will issue your shares of Texas Instruments common stock, less the shares to be placed in an escrow fund.
Q: What percentage of my Texas Instruments shares of common stock will be placed in an escrow fund?

A: Five percent (5%) of the total number of shares of Texas Instruments common stock that you are initially entitled to receive in the merger will be placed in an escrow fund for one year, unless extended pending the resolution of any claims Texas Instruments may have to those shares under the merger agreement. You will be entitled to receive dividends and vote the escrowed shares at Texas Instruments stockholders' meetings while the shares are being held in escrow.

     For a more detailed discussion of the escrow fund, see the text under the heading "The Merger Agreement -- Escrow Fund" on page 68.

Q: What are the U.S. federal income tax consequences of the merger to Power Trends stockholders?

A: In general, holders of Power Trends common stock and preferred stock will not recognize gain or loss for U.S. federal income tax purposes on the exchange of their stock in the merger, except with respect to any cash they receive in lieu of fractional shares of Texas Instruments common stock.

Q: What percentage of Texas Instruments will Power Trends stockholders own following the merger?


A: Based on the number of shares of Power Trends common stock outstanding as of the record date or issuable pursuant to warrants and options to purchase common stock and Power Trends preferred stock outstanding as of the record date, Power Trends stockholders will collectively own between 1,336,283 and 2,134,064 shares of Texas Instruments common stock in connection with the merger, depending upon the average trading price of Texas Instruments common stock. The table below shows the approximate minimum and maximum percentage ownership of Texas Instruments that shares of Texas Instruments common stock issued to Power Trends stockholders will represent following the merger, based on the number of shares of Texas Instruments common stock outstanding as of September 30, 1999.



   SHARES OF TEXAS INSTRUMENTS      PERCENTAGE
       COMMON STOCK ISSUED         OWNERSHIP OF
   OR ISSUABLE TO POWER TRENDS        TEXAS
          STOCKHOLDERS             INSTRUMENTS
   ---------------------------     ------------
1,336,283........................        .2%
2,134,064........................        .3%


Q: What will happen to outstanding stock options of Power Trends?


A: All of the outstanding stock options of Power Trends that are not exercised prior to the time of the merger will be converted into options, or new substitute options will be granted, to acquire Texas Instruments common stock. The number of shares of common stock that may be acquired upon exercise and the exercise price of these new options will be adjusted in accordance with the exchange ratio. The expiration provisions of the new options will be the same as those of the Power Trends stock options in effect immediately prior to the merger.


Q: What should Power Trends stockholders do now?

A: After you have carefully read this proxy statement/prospectus, indicate how you want to vote by completing and signing the enclosed proxy card. After completing the proxy card, sign and mail it in the enclosed prepaid return envelope marked "Proxy" as soon as possible so that your shares may be represented and voted at the special meeting. Please do not send your Power Trends stock certificates with your proxy card. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

     If you sign and send your proxy card and do not indicate how you want to vote, we will count your proxy as a vote in favor of approval of the merger. If you abstain from voting or do not vote, it will have the effect of a vote against approval of the merger.

     The special meeting will take place on November 22, 1999. Even if you have signed and mailed your proxy card, you may still attend the special meeting and vote your shares in person.


Q: Can Power Trends stockholders change their votes after mailing signed proxy cards?

A: Yes. There are three ways in which you may revoke your proxy before it is exercised and change your vote:

- First, you may send a written notice revoking your proxy to the Secretary of Power Trends.

- Second, you may complete and submit a new, later-dated proxy card.

- Third, you may attend the Power Trends special meeting and vote in person.

     Simply attending the Power Trends special meeting, however, will not revoke your proxy.

                                    SUMMARY


     This brief summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you in deciding how to vote. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which this proxy statement/ prospectus refers for further information about the merger. All information with respect to Texas Instruments common stock included in this proxy statement/prospectus reflects a two-for-one stock split declared by Texas Instruments' board of directors on July 15, 1999, and paid to Texas Instruments stockholders on August 16, 1999. To learn how to obtain more information about Texas Instruments, see page 73. Each item in this summary includes a page reference directing you to a more complete description of that item.


THE COMPANIES

TEXAS INSTRUMENTS INCORPORATED (See page 70)
8505 FOREST LANE, P.O. BOX 660199
DALLAS, TEXAS 75266-0199
(972) 995-3773

     Texas Instruments is a global semiconductor company and the world's leading designer and supplier of digital signal processing and analog technologies, the engines driving the digitalization of electronics. Headquartered in Dallas, Texas, Texas Instruments' businesses also include materials and controls, educational and productivity solutions and digital imaging. Texas Instruments has manufacturing, design or sales operations in more than 25 countries.

POWER TRENDS, INC. (See page 74)
27715 DIEHL ROAD
WARRENVILLE, ILLINOIS 60555
(630) 393-6901

     Power Trends is a leading designer, manufacturer and supplier of on-board, low-voltage, modular power products. The company focuses on three end-product segments for modular power products: data communications, computer systems and industrial equipment. Power Trends has a manufacturing facility in Warrenville, Illinois and sales operations in both the United States and the United Kingdom.

THE SPECIAL MEETING (See page 40)


     Power Trends will hold the special meeting at its principal offices at 27715 Diehl Road, Warrenville, Illinois 60555, at 10:00 a.m., local time, on November 22, 1999. At the special meeting, Power Trends is asking the holders of its common stock and preferred stock to approve the merger.


RECOMMENDATION OF POWER TRENDS' BOARD OF DIRECTORS (See page 45)

     After careful consideration, the Power Trends board of directors has determined that the merger on substantially the terms and conditions set forth in the merger agreement is advisable and is fair to, and in the best interests of, Power Trends and its stockholders. The Power Trends board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that Power Trends stockholders vote "for" approval and adoption of the merger.

POWER TRENDS STOCKHOLDER APPROVAL (See page 41)


     The approval of the merger requires the affirmative vote of at least two-thirds of the shares of Power Trends common stock and two-thirds of the shares of Power Trends preferred stock, voting as separate classes, and two-thirds of Power Trends common stock and preferred stock, voting together (with each share of common stock having one vote and each share of preferred stock having 100 votes), in each case as outstanding on October 29, 1999, the record date for the special meeting. For purposes of voting by separate classes, you are entitled to cast one vote per share of Power Trends common stock or preferred stock, as applicable, you owned as of the record date.


     Pursuant to a voting agreement executed concurrently with the merger agreement certain stockholders of Power Trends holding an aggregate of approximately 43% and 84% of the total voting power of all outstanding shares of Power Trends common stock and preferred stock, respectively, agreed to vote the Power Trends common stock and preferred stock owned by them "for" approval of the merger. Additionally, certain holders of preferred stock agreed to convert a sufficient number of shares of preferred stock into common stock to assure the requisite approvals of the merger. On October 27, 1999, 25,000 shares of Power Trends preferred stock were converted into 2,500,000 shares of Power Trends common stock pursuant to such agreement. After giving effect to such conversion, the stockholders who are parties to the voting agreement owned, as of the record date, approximately 69% of the outstanding shares of Power Trends common stock and approximately 80% of the outstanding shares of Power Trends preferred stock.


PROCEDURE FOR CASTING YOUR VOTE (See page 41)

     Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares of Power Trends common stock may be represented and voted at the special meeting. If you do not include instructions on how to vote your proxy, your shares will be voted "for" approval of the merger.

PROCEDURE FOR CHANGING YOUR VOTE (See page 41)

     If you want to change your vote, just send a later-dated, signed proxy card before the Power Trends special meeting or attend the special meeting and vote your shares in person. You may also revoke your proxy by sending written notice to the Secretary of Power Trends before the special meeting.

PROCEDURE FOR EXCHANGING YOUR STOCK CERTIFICATES (See page 60)

     After the merger is completed, you will receive written instructions for exchanging your Power Trends stock certificates for Texas Instruments stock certificates. Do not send your Power Trends stock certificates now.

THE MERGER AGREEMENT

     The merger agreement is attached to this proxy statement/prospectus as Annex A. Please read the merger agreement in its entirety. It is the legal document that governs your rights in connection with the merger.

Conditions to Completion of the Merger (See page 64)

     Texas Instruments' and Power Trends' obligations to complete the merger are subject to a number of conditions, including the following:

     - the merger will have been approved by the Power Trends stockholders;

     - the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will have expired or been terminated;

     - no suit or proceeding will have been initiated or threatened that challenges or seek damages or other relief in connection with the merger, or that could have the effect of preventing, delaying, making illegal or otherwise interfering with the merger;

     - the registration statement will have been declared effective by the SEC; and

     - the Texas Instruments common stock to be issued pursuant to the merger will have been approved for listing on the NYSE.

     Power Trends' obligation to complete the merger is also subject to the following additional conditions:

     - the representations and warranties made by Texas Instruments and Power Acquisition in the merger agreement are accurate in all material respects;

     - Texas Instruments will have performed or complied with in all material respects all conditions, obligations and agreements under the merger agreement;

     - Power Trends will have received an opinion of its tax counsel, Johnson and Colmar, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

     - Power Trends will have received an opinion as to certain legal matters from Weil, Gotshal & Manges LLP.

     Each of Texas Instruments' and Power Acquisition's obligation to complete the merger is also subject to the following additional conditions:

     - the representations and warranties made by Power Trends in the merger agreement are accurate in all material respects;


     - Power Trends will have performed or complied with in all material respects all conditions, obligations and agreements under the merger agreement;


     - holders of no more than 5% of Power Trends' common stock (assuming the conversion of all shares of preferred stock into common stock) will have exercised dissenters' rights in connection with the merger;

     - a certain warrant to purchase shares of Power Trends common stock will have been exercised;

     - Texas Instruments will have received an opinion as to certain legal matters from Johnson and Colmar;

     - Texas Instruments will have received an opinion of its tax counsel, Weil, Gotshal & Manges LLP, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

     - Texas Instruments will have received a letter from Power Trends' accountant, Arthur Andersen LLP, to the effect that the merger qualifies as a "pooling of interests," and a letter from its accountant, Ernst & Young LLP, to the same effect.

     In the event Texas Instruments or Power Trends determines to waive compliance with any of these conditions, they will seek the advice of counsel with respect to whether this proxy statement/prospectus should be revised and recirculated to stockholders to reflect the waiver.

Termination of the Merger Agreement (See page 67)

     As summarized below, the merger agreement may be terminated under certain circumstances at any time before the completion of the merger.

     The merger agreement may be terminated by mutual consent of Texas Instruments and Power Trends, whether before or after the vote by Power Trends stockholders.

     The merger agreement may also be terminated by either Texas Instruments or Power Trends under any of the following circumstances:

     - if the merger is not completed by December 31, 1999, except that if any of the conditions to closing remain reasonably capable of satisfaction at such time, the termination date will automatically be extended to February 28, 2000;

     - if Power Trends stockholders do not approve and adopt the merger at the special meeting; or

     - if any final and non-appealable law prohibits the completion of the merger.

     Power Trends may terminate the merger agreement under the following circumstances:

     - if Texas Instruments or Power Acquisition has breached any representation, warranty, covenant or agreement in the merger agreement that cannot be cured and would cause certain conditions to the consummation of the merger not to be met on or before February 28, 2000; or

     - if the average high and low sales price of the Texas Instruments common stock for the 20 consecutive trading day period ending on the second trading day prior to the merger is less than $67.00, provided, that Texas Instruments shall have the right to waive the application of the minimum price provision in determining the exchange ratio, in which case the notice of termination shall be void.

     Texas Instruments may terminate the merger agreement under the following circumstances:

     - if Power Trends has breached any representation, warranty, covenant or agreement in the merger agreement that cannot be cured and would cause certain conditions to the consummation of the merger not to be met on or before February 28, 2000;

     - if the average high and low sales price of the Texas Instruments common stock for the 20 consecutive trading day period ending on the second trading day prior to the merger is greater than $107.00, pro-vided, that Power Trends shall have the right to waive the application of the maximum price provision in determining the exchange ratio, in which case the notice of termination shall be void; or

     - if holders of shares of more than 5% of the Power Trends common stock (assuming the conversion of all shares of preferred stock into common stock) shall have exercised dissenters' rights.

Termination Fees (See page 68)

     Power Trends has agreed to pay Texas Instruments a termination fee of $6,000,000 if the merger agreement is terminated under certain circumstances and, within twelve months of the termination of the merger agreement, Power Trends enters into or agrees to enter into a business combination with a third party.

DISSENTERS' RIGHTS (See page 46)

     Holders of Power Trends capital stock who do not vote in favor of the merger and follow the appropriate procedures of Sections 11.65 and 11.70 of the Illinois Business Corporation Act will be entitled to receive payment in cash of the estimated fair value of their shares of Power Trends stock instead of Texas Instruments common stock. The text of Sections 11.65 and 11.70 of the Illinois Business Corporation Act is attached to this proxy statement/prospectus as Annex C.

ACCOUNTING TREATMENT (See page 47)

     We expect the merger to qualify as a "pooling of interests" under generally accepted accounting principles, which means that for accounting and financial reporting purposes, the recorded assets and liabilities of Power Trends will be carried forward and combined with those of Texas Instruments at their recorded amounts.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO POWER TRENDS STOCKHOLDERS (See page 57)

     The merger is intended to qualify as a nontaxable transaction, and we expect that the exchange of your shares of Power Trends common stock and preferred stock for shares of Texas Instruments common stock will generally not cause you to recognize any gain or loss for U.S. federal income tax purposes. You will, however, have to recognize income or gain in connection with any cash you receive in lieu of fractional shares of Texas Instruments common stock.

     TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

REGULATORY MATTERS (See page 58)

     The merger is subject to antitrust laws in the United States. We have made the required filings with the U.S. Department of Justice and the Federal Trade Commission. We cannot assure you that the U.S. Department of Justice or the Federal Trade Commission, foreign regulatory agencies or others will not challenge the merger at any time before or after its completion.

VOTING AGREEMENT (See page 69)


     In order to induce Texas Instruments to enter into the merger agreement, some stockholders of Power Trends entered into a voting agreement with Texas Instruments as of September 29, 1999. The stockholders who signed the voting agreement agreed to vote an aggregate of 1,321,518 shares of Power Trends common stock and 105,900 shares of Power Trends preferred stock held by them, representing approximately 43% of the total outstanding voting power of the common stock and approximately 84% of the total outstanding voting power of the preferred stock, respectively, as of the record date, in favor of approval of the merger. Pursuant to the voting agreement certain holders of Power Trends preferred stock have converted a sufficient number of shares of Power Trends preferred stock into Power Trends common stock to assure the requisite approvals of the merger by the holders of each of the Power Trends common stock and Power Trends preferred stock.


INTERESTS OF CERTAIN PERSONS IN THE MERGER (See page 45)

     In considering the recommendation of the Power Trends board of directors with respect to the merger and the transactions contemplated by the merger agreement, stockholders of Power Trends should be aware that some members of management of Power Trends have particular interests in the merger that are different from, or in addition to, the interests of stockholders of Power Trends generally.

RISK FACTORS (See page 13)

     Stockholders of Power Trends are urged to consider the items under the section entitled "Risk Factors" beginning on page 13 in determining whether to vote in favor of approval of the merger.

            SELECTED HISTORICAL FINANCIAL DATA OF TEXAS INSTRUMENTS

     Set forth below is selected financial data for Texas Instruments for and as of the periods indicated. This selected historical financial data is only a summary and we urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Texas Instruments" and the financial statements and related notes to those financial statements contained in this proxy statement/prospectus.

                                                   IN MILLIONS, EXCEPT PER-SHARE DATA
                                                                                          SIX MONTHS
                                                    YEAR ENDED                               ENDED
                                                   DECEMBER 31,                            JUNE 30,
                               ----------------------------------------------------   -------------------
                                 1998       1997       1996       1995       1994       1999       1998
                               --------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Net revenues.................  $  8,460   $  9,750   $  9,940   $ 11,409   $  8,608   $  4,385   $  4,353
Operating costs and
  expenses...................     8,061      9,135      9,966      9,970      7,682      3,632      4,413
                               --------   --------   --------   --------   --------   --------   --------
Profit (loss) from
  operations.................       399        615        (26)     1,439        926        753        (60)
Other income (expense),
  net........................       218         98          3         31        (39)       106        156
                               --------   --------   --------   --------   --------   --------   --------
Income (loss) from continuing
  operations before provision
  for income taxes and
  extraordinary item.........       617        713        (23)     1,470        887        859         96
Provision for income taxes...       210        411         23        474        295        292         33
                               --------   --------   --------   --------   --------   --------   --------
Income (loss) from continuing
  operations before
  extraordinary item.........  $    407   $    302   $    (46)  $    996   $    592   $    567   $     63
                               ========   ========   ========   ========   ========   ========   ========
Diluted earnings (loss) per
  common share from
  continuing operations
  before extraordinary
  item(1)....................  $    .51   $    .38   $   (.06)  $   1.29   $    .78   $    .70   $    .08
Basic earnings (loss) per
  common share from
  continuing operations
  before extraordinary
  item(1)....................  $    .52   $    .39   $   (.06)  $   1.33   $    .81   $    .72   $    .08
Dividends declared per common
  share(1)...................  $   .128   $    .17   $    .17   $    .16   $   .118   $   .085   $   .043
Average common and dilutive
  potential common shares
  outstanding during period,
  in thousands(1)............   801,857    795,454    758,776    774,524    763,418    810,445    801,689

                                                               IN MILLIONS
                                                            AS OF DECEMBER 31,                     AS OF
                                           ----------------------------------------------------   JUNE 30,
                                             1998       1997       1996       1995       1994       1999
                                           --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and short-term investments..........  $  2,249   $  3,020   $    978   $  1,553   $  1,290   $  1,743
Working capital..........................     2,650      3,607      1,968      2,566      1,965      2,743
Total assets.............................    11,250     10,849      9,360      8,748      6,468     11,047
Long-term debt...........................     1,027      1,286      1,697        804        808        960
Total stockholders' equity...............     6,527      5,914      4,097      4,095      3,039      6,721

---------------

(1) Reflects a two-for-one stock split declared by Texas Instruments' board of directors on July 15, 1999 and paid to Texas Instruments stockholders on August 16, 1999.

               SELECTED HISTORICAL FINANCIAL DATA OF POWER TRENDS

     Set forth below is selected financial data for Power Trends for and as of the periods indicated. This selected historical financial data is only a summary and we urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Power Trends" and the financial statements and related notes to those financial statements contained in this proxy statement/prospectus.

                                                                   IN THOUSANDS, EXCEPT PER-SHARE DATA
                                                                           YEAR ENDED JUNE 30,
                                                             -----------------------------------------------
                                                              1999      1998      1997      1996      1995
                                                             -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Net sales..................................................  $39,015   $28,005   $18,408   $15,350   $11,387
Cost of goods sold.........................................   24,787    18,282    11,916     9,827     6,762
                                                             -------   -------   -------   -------   -------
  Gross profit.............................................   14,228     9,723     6,492     5,523     4,625
Operating expenses.........................................    8,979     7,164     5,539     5,355     4,486
                                                             -------   -------   -------   -------   -------
Income from operations.....................................    5,249     2,559       953       168       139
Other income (expense), net................................     (216)     (242)     (161)      (59)      (96)
                                                             -------   -------   -------   -------   -------
Income before taxes........................................    5,033     2,317       792       109        43
Provision for income taxes.................................      242        60        10        11        --
                                                             -------   -------   -------   -------   -------
Net income.................................................  $ 4,791   $ 2,257   $   782   $    98   $    43
                                                             =======   =======   =======   =======   =======
Basic and diluted earnings per share:
Income before preferred stock accretion....................    4,791     2,257       782        98        43
Less: Preferred stock accretion............................   (8,974)   (7,509)   (6,153)   (4,898)   (3,732)
                                                             -------   -------   -------   -------   -------
Net loss available to common stockholders..................   (4,183)   (5,252)   (5,371)   (4,800)   (3,689)
Net loss per basic and diluted common share................    (1.48)    (1.89)    (1.96)    (1.83)    (1.57)
Weighted-average number of basic and diluted common shares
  outstanding:.............................................    2,820     2,786     2,741     2,629     2,355

                                                                         IN THOUSANDS
                                                                        AS OF JUNE 30,
                                                     ----------------------------------------------------
                                                       1999       1998       1997       1996       1995
                                                     --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and short-term investments....................  $  2,691   $    882   $    844   $  1,248   $  1,487
Working capital....................................     7,752      5,020      3,170      2,942      2,545
Total assets.......................................    19,257     12,804      9,855      6,695      6,072
Long-term debt.....................................     1,608      2,148      1,764      1,190        443
Total stockholders' equity.........................    11,809      6,990      4,716      3,925      3,759

          MARKET PRICE AND DIVIDEND INFORMATION FOR TEXAS INSTRUMENTS

     Texas Instruments common stock is listed on the New York Stock Exchange under the symbol "TXN." The table below sets forth for each of the calendar quarters indicated, the high and low sales prices per share of Texas Instruments common stock on the composite tape as reported by The Wall Street Journal and the dividends per share paid on the Texas Instruments common stock, both as adjusted for two-for-one stock splits in November 1997 and August 1999. Additional stock splits may be considered in the future based on a variety of factors, including market conditions and the trading price of Texas Instruments common stock.

                                                                   CALENDAR QUARTER
                                                           ---------------------------------
                                                            1ST      2ND      3RD      4TH
                                                           ------   ------   ------   ------
Stock prices:
  1999 High.............................................   $53.94   $72.50   $93.44   $94.13(1)
     Low................................................    43.00    49.50    67.09    82.13(1)
  1998 High.............................................    31.38    33.50    31.85    45.22
     Low................................................    20.13    23.44    23.03    22.69
  1997 High.............................................    21.82    24.10    35.50    35.63
     Low................................................    15.53    18.41    21.07    19.82
  1996 High.............................................    27.88    29.82    29.63    34.19
     Low................................................    21.38    24.32    20.25    23.75
Dividends:
  1999..................................................     .043     .043     .043
  1998..................................................     .043     .043     .043     .043
  1997..................................................     .043     .043     .043     .043
  1996..................................................     .043     .043     .043     .043

---------------

(1) Through October 8, 1999.

                           COMPARATIVE PER SHARE DATA

     We have summarized below the per share information of Texas Instruments and Power Trends on a historical, pro forma combined and pro forma equivalent basis. The information should be read in conjunction with the historical financial statements and related notes to those financial statements of Texas Instruments and Power Trends that are contained in this proxy statement/prospectus.

     You should be aware that this pro forma information may not be indicative of what actual results will be in the future or what the results would have been for the periods presented.

                                                                YEAR ENDED JUNE 30,            SIX MONTHS ENDED
                                                              ------------------------   -----------------------------
                                                               1999     1998     1997    JUNE 30, 1999   JUNE 30, 1998
                                                              ------   ------   ------   -------------   -------------
Power Trends Historical
  Income per common share, basic and diluted................  $(1.48)  $(1.89)  $(1.96)     $(1.94)         $(2.35)
  Book value per share(1)...................................   (2.79)   (4.05)   (4.43)      (2.79)          (4.05)

                                                                     YEAR ENDED
                                                                    DECEMBER 31,               SIX MONTHS ENDED
                                                              ------------------------   -----------------------------
                                                               1998     1997     1996    JUNE 30, 1999   JUNE 30, 1998
                                                              ------   ------   ------   -------------   -------------
Texas Instruments Historical
  Income (loss) per common share from continuing operations,
    basic...................................................  $  .52   $  .39   $ (.06)     $  .72          $  .08
  Income (loss) per common share from continuing operations,
    diluted.................................................     .51      .38     (.06)        .70             .08
  Cash dividends declared per share.........................    .128      .17      .17        .085            .043
  Book value per share(1)...................................    8.35                          8.55

                                                                     YEAR ENDED
                                                                    DECEMBER 31,               SIX MONTHS ENDED
                                                              ------------------------   -----------------------------
                                                               1998     1997     1996    JUNE 30, 1999   JUNE 30, 1998
                                                              ------   ------   ------   -------------   -------------
Unaudited Pro Forma Combined(2)
  Income (loss) per common share from continuing operations,
    basic...................................................  $  .52   $  .39   $ (.06)     $  .73          $  .08
  Income (loss) per common share from continuing operations,
    diluted.................................................     .51      .38     (.06)        .70             .08
  Cash dividends declared per share.........................    .128      .17      .17        .085            .043
  Book value per share......................................    8.35                          8.55
Power Trends Per Share Equivalent(3)........................
  Income (loss) per common share from continuing operations,
    basic...................................................     .05      .04     (.01)        .07             .01
  Income (loss) per common share from continuing operations,
    diluted.................................................     .05      .04     (.01)        .07             .01
  Cash dividends declared per share.........................    .012     .017     .017        .009            .004
  Book value per share......................................     .84                           .86

---------------

(1) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period.

(2) For purposes of the unaudited pro forma combined share data, Power Trends' historical financial data has been combined for the twelve month periods ended December 31, 1998, 1997 and 1996 and the six months ended June 30, 1999 and June 30, 1998 with Texas Instruments' historical financial data for the years ended December 31, 1998, 1997 and 1996 and the six months ended June 30, 1999 and 1998. The unaudited pro forma combined share data has been prepared as if the merger had occurred at the beginning of each respective Texas Instruments fiscal period, except with respect to book value data, which has been prepared as if the merger had occurred at the end of each respective Texas Instruments fiscal period. Pro forma cash dividends declared per share represent historical dividends per share declared by Texas Instruments.

(3) The equivalent pro forma share amounts of Power Trends are calculated by multiplying unaudited pro forma combined income per share and book value per share amounts by an assumed exchange ratio of .1008, based on the closing price of Texas Instruments common stock of $86.00 on October 8, 1999.

                                  RISK FACTORS

     We urge you to carefully consider the risk factors set forth below, as well as the other information set forth in this proxy statement/prospectus, before voting to approve the merger. In addition, you are strongly urged to consider the risk factors set forth elsewhere in this proxy statement/prospectus. This proxy statement/prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause these differences include, but are not limited to, the risk factors set forth below.

THE VALUE OF THE MERGER CONSIDERATION IS NOT FIXED AND, THEREFORE, COULD BE LESS THAN ANTICIPATED BY POWER TRENDS STOCKHOLDERS.


     The number and market price of the shares of Texas Instruments common stock that Power Trends stockholders will receive in connection with the merger is subject to fluctuation. Based on the number of Power Trends shares of common stock and preferred stock outstanding as of the record date, Power Trends stockholders will receive an aggregate of between approximately 1.336 million and 2.134 million shares of Texas Instruments common stock depending upon the average high and low sales prices of Texas Instruments common stock during the 20 consecutive trading day period ending on the second trading day prior to the merger. See the section entitled "The Merger Agreement -- Conversion of Shares of Power Trends Common Stock and Preferred Stock" on page 59 for more information. Although the number of shares of Texas Instruments common stock Power Trends stockholders will receive in the merger is based on that average trading price, the market price of Texas Instruments common stock may fluctuate. Accordingly, on the date of the merger and on the date Power Trends stockholders actually receive their shares of Texas Instruments common stock in exchange for their Power Trends stock certificates, the market price of Texas Instruments common stock may be more or less than the average trading price of Texas Instruments common stock used to determine the merger consideration.


TEXAS INSTRUMENTS COULD MAKE CLAIMS AGAINST YOUR ESCROWED SHARES OF TEXAS INSTRUMENTS COMMON STOCK IF IT DISCOVERS PROBLEMS WITH THE ACQUIRED POWER TRENDS BUSINESS AFTER THE MERGER.

     This acquisition involves a number of uncertainties. Therefore, in making the decision to acquire Power Trends, Texas Instruments has relied on management's knowledge of the industry, due diligence procedures and representations and warranties of Power Trends contained in the merger agreement. There can be no assurance that these representations and warranties are or will be true and complete. If the representations and warranties of Power Trends in the merger agreement are inaccurate, Texas Instruments may be able to make claims against the shares of Texas Instruments common stock issued to Power Trends stockholders in the merger that are being held in escrow. If Texas Instruments makes and prevails on any of these claims, you will not receive all or a portion of your shares of Texas Instruments common stock being held in escrow.

POWER TRENDS OFFICERS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR RECOMMEND THE MERGER.

     Certain officers of Power Trends participate in arrangements that provide them with interests in the merger that are different from, or are in addition to, yours. In particular, all of the officers but one (whose options are already vested and immediately exercisable) have options to purchase Power Trends common stock that will vest and become immediately exercisable as a result of the merger. In addition, certain officers of Power Trends, consisting of G. Russell Ashdown, Robert H. Ackmann, Brian C. Narveson, Thomas A. Rotunno, George Ann Zimmerer and Stephen A. Anderson, have entered into employment agreements with Texas Instruments which will become effective upon completion of the merger, all of which provide for salary and benefits and some of which additionally provide for awards of Texas Instruments restricted stock units and options to purchase Texas Instruments common stock.

     As a result of these interests, these officers could be more likely to support or recommend the approval of the merger on substantially the terms and conditions set forth in the merger agreement than if they did not have these interests. Power Trends stockholders should consider whether these interests may have influenced these officers to support or recommend the approval of the merger.

TEXAS INSTRUMENTS MAY HAVE DIFFICULTY INTEGRATING POWER TRENDS' OPERATIONS AND RETAINING IMPORTANT EMPLOYEES OF POWER TRENDS.

     There can be no guarantee that management will be able to successfully integrate Power Trends' employees and operations following the merger, and there is the risk that Texas Instruments will be unable to retain all of Power Trends' key employees for a number of reasons, including the risk that the cultures of the companies will not blend. There also can be no assurance that any contemplated synergies from the integration of the businesses will be realized.

THE INTEGRATION OF POWER TRENDS WILL REQUIRE SUBSTANTIAL TIME AND EFFORT OF KEY MANAGERS OF TEXAS INSTRUMENTS, WHICH COULD DIVERT THE ATTENTION OF THOSE MANAGERS FROM OTHER MATTERS.

     The merger will place significant demands on key managers of Texas Instruments. Risks exist in the consolidation of the systems, operations and administrative functions of Power Trends and Texas Instruments. Managing the growth of the Power Trends business may limit the time available for those managers of Texas Instruments to attend to other operational, financial and strategic issues.

DOWNTURNS IN THE SEMICONDUCTOR MARKET COULD ADVERSELY AFFECT TEXAS INSTRUMENTS.

     Texas Instruments' semiconductor business represents its largest business segment and the principal source of its revenues. The semiconductor market has historically been cyclical and subject to significant economic downturns. The weak semiconductor market in 1998 had an adverse effect on the demand for Texas Instruments' semiconductor products and resulted in a decrease in revenues from Texas Instruments' sale of semiconductors compared to 1997. A significant delay in the recovery of, or a prolonged weakening of, the semiconductor market may adversely affect Texas Instruments' results of operations and have an adverse effect on the market price of its securities.

TEXAS INSTRUMENTS IS HIGHLY DEPENDENT ON THE DEVELOPMENT AND MARKETABILITY OF NEW TECHNOLOGIES AND PRODUCTS.

     Texas Instruments' results of operations depend in part upon its ability to successfully develop and market innovative products in a rapidly changing technological environment. Texas Instruments requires significant capital to develop new technologies and products to meet changing customer demands that, in turn, may result in shortened product lifecycles. Moreover, expenditures for technology and product development are generally made before the commercial viability for such developments can be assured. As a result, there can be no assurance that Texas Instruments will successfully develop and market these new products, that the products Texas Instruments does develop and market will be well received by customers or that Texas Instruments will realize a return on the capital expended to develop such products.

SIGNIFICANT COMPETITION EXISTS IN THE MARKETS IN WHICH TEXAS INSTRUMENTS
OPERATES.

     Texas Instruments faces intense technological and pricing competition in the markets in which it operates. Texas Instruments expects that the level of this competition will increase in the future from large, established semiconductor and related product companies, as well as from emerging companies serving niche markets also served by Texas Instruments. Certain of Texas Instruments' competitors possess sufficient financial, technical and management resources to develop and market products that may compete favorably against those products of Texas Instruments that currently offer technological and/or price advantages over competitive products. Competition results in price and product development pressures, which may result in reduced profit margins and lost business opportunities in the event that Texas Instruments is unable to match price declines or technological, product, applications support, software or manufacturing advances of its competitors.

TEXAS INSTRUMENTS' GROWTH AND SUCCESS WILL DEPEND, IN PART, ON THE DEVELOPMENT, PROTECTION AND LICENSING OF INTELLECTUAL PROPERTY.

     Texas Instruments benefits from royalties generated from various license agreements that will be in effect through the year 2005. Future royalty revenues and access to worldwide markets depend on the continued strength of Texas Instruments' intellectual property portfolio. Texas Instruments actively enforces and protects its intellectual property rights, but there can be no assurance that Texas Instruments' efforts will be adequate to prevent the misappropriation or improper use of the protected technology. Moreover, there can be no assurance that, as Texas Instruments' business expands into new areas, Texas Instruments will be able to independently develop the technology, software or know-how necessary to conduct its business and may have to rely increasingly on licensed technology from others. To the extent that Texas Instruments relies on licenses from others, there can be no assurance that it will be able to obtain all of the licenses it desires in the future on terms it considers reasonable or at all.

SIGNIFICANT DECLINES IN SELECTED END-USER MARKETS COULD ADVERSELY AFFECT TEXAS INSTRUMENTS.

     Texas Instruments' customer base includes companies in a wide range of industries, but Texas Instruments generates a significant amount of revenues from sales to customers in the telecommunications and computer industries. Within these industries, a large portion of Texas Instruments' revenues is generated by the sale of digital signal processors and analog integrated circuits to customers in the cellular phone, modem and hard disk drive segments of these industries. A significant decline in any one or several of these end-user markets could have a material adverse effect on the demand for Texas Instruments' products and its results of operations.

YEAR 2000 ISSUES COULD HAVE A SIGNIFICANT IMPACT ON TEXAS INSTRUMENTS AND THE MARKETS IT SERVES.

     Since 1995, Texas Instruments has been addressing Year 2000 issues that result from the use of two digit, rather than four digit, year dates in software. Texas Instruments has essentially completed the ownership, inventory, assessment and corrective action deployment phases of its Year 2000 effort for priority items in each program area: Information Technology, Physical Plant, Products and Extended Enterprise. There can be no assurance, however, that Texas Instruments has fully and accurately assessed its Year 2000 readiness or the effectiveness of its corrective actions, nor can there be any assurance that Texas Instruments' customers and suppliers will timely complete their respective Year 2000 efforts and avoid Year 2000 disruption.

INTERNATIONAL OPERATIONS EXPOSE TEXAS INSTRUMENTS TO CERTAIN CURRENCY FLUCTUATION AND OTHER RISKS.

     Texas Instruments has manufacturing, design or sales operations in more than 25 countries worldwide and in 1998 derived in excess of 68% of its revenues from sales to locations outside the United States. Operating internationally exposes Texas Instruments to changes in the laws or policies, as well as the general economic conditions, of the various countries in which it operates, which could result in an adverse effect on Texas Instruments' business operations in such countries and its results of operations. Also, Texas Instruments uses forward currency exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on its non-U.S. dollar net balance sheet exposures. Nevertheless, in periods when the U.S. dollar strengthens in relation to the non-U.S. currencies in which Texas Instruments transacts business, the remeasurement of non-U.S. dollar transactions can have an adverse effect on Texas Instruments' non-U.S. business.

DEPENDENCE ON CERTAIN CUSTOMERS COULD BE DETRIMENTAL TO TEXAS INSTRUMENTS.

     While Texas Instruments generates revenues from thousands of customers worldwide, the loss of or significant curtailment of purchases by one or more of its top customers, including curtailments due to a change in the sourcing policies or practices of these customers, may adversely affect Texas Instruments' results of operations.

FAILURE TO RETAIN AND RECRUIT KEY PERSONNEL COULD BE DETRIMENTAL TO TEXAS INSTRUMENTS.

     Texas Instruments' continued success depends on the retention and recruitment of skilled personnel, including technical, marketing, management and staff personnel. Experienced personnel in the electronics industry are in high demand and competition for their skills is intense. There can be no assurance that Texas Instruments will be able to successfully retain and recruit the key personnel that it requires.

POWER TRENDS STOCKHOLDERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION.

     Information contained in this proxy statement/prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which can be identified by the use of forward-looking terminology like "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" or "pro forma" or the negative or other variations of those words or comparable terminology.

     All forward-looking statements contained in this proxy statement/prospectus are expressly qualified in their entirety by the cautionary statements set forth in this proxy statement/prospectus. Stockholders of Power Trends are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this proxy statement/prospectus. Neither Texas Instruments nor Power Trends undertakes any responsibility to update you on the occurrence of any anticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this proxy statement/prospectus.

     We urge you to carefully consider the following important factors that could cause actual results to differ materially from the expectations of Texas Instruments or its management:

     - Market demand for semiconductors, particularly for digital signal processors and analog integrated circuits in key markets, such as telecommunications and computers;

     - Texas Instruments' ability to develop, manufacture and market innovative products in a rapidly changing technological environment;

     - Texas Instruments' ability to compete in products and prices in an intensely competitive industry;

     - Texas Instruments' ability to maintain and enforce a strong intellectual property portfolio and obtain needed licenses from third parties;

     - Timely completion by customers and suppliers of their Year 2000 programs, accurate assessment of Texas Instruments' Year 2000 readiness and of risks associated with its current and past products, and effective implementation of contingency plans and corrective actions;

     - Timely completion of announced acquisitions;

     - Global economic, social and political conditions in the countries in which Texas Instruments and its customers and suppliers operate, including fluctuations in foreign currency exchange rates;

     - Losses or curtailments of purchases from key customers;

     - Texas Instruments' ability to recruit and retain skilled personnel;

     - Availability of raw materials and critical manufacturing equipment; and

     - Realization of savings from announced worldwide corporate restructuring efforts and consolidation of manufacturing operations.

                  SELECTED FINANCIAL DATA OF TEXAS INSTRUMENTS

     Set forth below is selected financial data for Texas Instruments for and as of the periods indicated. This selected financial data is only a summary and we urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations for Texas Instruments" and the financial statements and the related notes thereto of Texas Instruments contained in this proxy statement/prospectus.

                                                                       IN MILLIONS, EXCEPT PER-SHARE DATA
                                                                                                           SIX MONTHS ENDED
                                                                YEAR ENDED ON DECEMBER 31,                     JUNE 30,
                                                   ----------------------------------------------------   -------------------
                                                     1998       1997       1996       1995       1994       1999       1998
                                                   --------   --------   --------   --------   --------   --------   --------
Net revenues.....................................  $  8,460   $  9,750   $  9,940   $ 11,409   $  8,608   $  4,385   $  4,353
                                                   --------   --------   --------   --------   --------   --------   --------
Operating costs and expenses:
  Cost of revenues...............................     5,394      6,067      7,146      7,401      5,725      2,307      2,958
  Research and development.......................     1,206      1,536      1,181        842        578        666        634
  Marketing, general and administrative..........     1,461      1,532      1,639      1,727      1,379        659        821
                                                   --------   --------   --------   --------   --------   --------   --------
        Total....................................     8,061      9,135      9,966      9,970      7,682      3,632      4,413
                                                   --------   --------   --------   --------   --------   --------   --------
Profit (loss) from operations....................       399        615        (26)     1,439        926        753        (60)
Other income (expense) net.......................       293        192         76         79          6        143        193
Interest on loans................................        75         94         73         48         45         37         37
                                                   --------   --------   --------   --------   --------   --------   --------
Income (loss) from continuing operations before
  provision for income taxes and extraordinary
  item...........................................       617        713        (23)     1,470        887        859         96
Provision for income taxes.......................       210        411         23        474        295        292         33
                                                   --------   --------   --------   --------   --------   --------   --------
Income (loss) from continuing operations before
  extraordinary item.............................       407        302        (46)       996        592        567         63
Discontinued operations:
  Income from operations.........................        --         52        109         92         99         --         --
  Gain on sale...................................        --      1,473         --         --         --         --         --
                                                   --------   --------   --------   --------   --------   --------   --------
Income before extraordinary item.................       407      1,827         63      1,088        691        567         63
Extraordinary item: extinguishment of debt.......        --        (22)        --         --         --         --         --
                                                   --------   --------   --------   --------   --------   --------   --------
Net income.......................................  $    407   $  1,805   $     63   $  1,088   $    691        567         63
                                                   ========   ========   ========   ========   ========   ========   ========
Diluted earnings (loss) per common share:
  Continuing operations before extraordinary
    item.........................................  $    .51   $    .38   $   (.06)  $   1.29   $    .78        .70        .08
Discontinued operations:
  Income from operations.........................        --        .07        .14        .12        .13         --         --
  Gain on sale...................................        --       1.85         --         --         --         --         --
Extraordinary item...............................        --       (.03)        --         --         --         --         --
                                                   --------   --------   --------   --------   --------   --------   --------
Net income.......................................  $    .51   $   2.27   $    .08   $   1.41   $    .91        .70        .08
                                                   ========   ========   ========   ========   ========   ========   ========
Basic earnings (loss) per common share:
  Continuing operations before extraordinary
    item.........................................  $    .52   $    .39   $   (.06)  $   1.33   $    .81        .72        .08
  Discontinued operations:
    Income from operations:......................        --        .07        .14        .12        .13         --         --
    Gain on sale.................................        --       1.91         --         --         --         --         --
  Extraordinary item.............................        --       (.03)        --         --         --         --         --
                                                   --------   --------   --------   --------   --------   --------   --------
Net income.......................................  $    .52   $   2.34   $    .08   $   1.45   $    .94        .72        .08
                                                   ========   ========   ========   ========   ========   ========   ========
Average common and dilutive potential common
  shares outstanding during year, in thousands...   801,857    795,454    758,776    774,524    763,418    810,445    801,689

                                                                              IN MILLIONS
                                                                           AS OF DECEMBER 31,                  AS OF
                                                              --------------------------------------------   JUNE 30,
                                                               1998      1997      1996     1995     1994      1999
                                                              -------   -------   ------   ------   ------   ---------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   540   $ 1,015   $  964   $1,364   $  760    $   334
Working capital.............................................    2,650     3,607    1,968    2,566    1,965      2,743
Total assets................................................   11,250    10,849    9,360    8,748    6,468     11,047
Long-term debt including current portion....................    1,294     1,357    2,011      831      820      1,223
Total stockholders' equity..................................    6,527     5,914    4,097    4,095    3,039      6,721

                    SELECTED FINANCIAL DATA OF POWER TRENDS

     Power Trends is providing the following financial information as required by the SEC to aid you in your analysis of the financial aspects of the merger. Power Trends derived this information from its audited financial statements for 1995 through 1999. The selected financial data set forth below are only a summary, and we urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations for Power Trends" and the financial statements and the related notes thereto of Power Trends contained in this proxy statement/prospectus.

                                                                 YEAR ENDED JUNE 30,
                                                   -----------------------------------------------
                                                    1999      1998      1997      1996      1995
                                                   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................................  $39,015   $28,005   $18,408   $15,350   $11,387
Cost of goods sold...............................   24,787    18,282    11,916     9,827     6,762
                                                   -------   -------   -------   -------   -------
  Gross profit...................................   14,228     9,723     6,492     5,523     4,625
Operating expenses:
  Sales and marketing............................    4,588     3,866     3,011     2,683     2,097
  Research and development.......................    3,158     2,317     1,728     1,757     1,668
  General and administrative.....................    1,233       981       800       915       721
                                                   -------   -------   -------   -------   -------
          Total operating expenses...............    8,979     7,164     5,539     5,355     4,486
Operating income.................................    5,249     2,559       953       168       139
Other income (expense)
  Interest income................................       63        30        43        74        80
  Interest expense...............................     (279)     (272)     (204)     (133)     (176)
                                                   -------   -------   -------   -------   -------
          Other income (expense) net.............     (216)     (242)     (161)      (59)      (96)
Income before taxes..............................    5,033     2,317       792       109        43
                                                   -------   -------   -------   -------   -------
Provision for income taxes.......................      242        60        10        11        --
                                                   -------   -------   -------   -------   -------
  Net income.....................................    4,791     2,257       782        98        43
Basic and diluted earnings per share:
  Income before preferred stock accretion........    4,791     2,257       782        98        43
  Less: Preferred stock accretion................   (8,974)   (7,509)   (6,153)   (4,898)   (3,732)
                                                   -------   -------   -------   -------   -------
Net loss available to common stockholders........   (4,183)   (5,252)   (5,371)   (4,800)   (3,689)
Net loss per basic and diluted common share......    (1.48)    (1.89)    (1.96)    (1.83)    (1.57)
Weighted-average number of basic and diluted
  common shares outstanding......................    2,820     2,786     2,741     2,629     2,355
BALANCE SHEET DATA:
Cash and cash equivalents........................    2,691       882       844     1,248     1,487
Working capital..................................    7,752     5,020     3,170     2,942     2,545
Total assets.....................................   19,257    12,804     9,855     6,695     6,072
Long-term debt including current portion.........    1,608     2,148     1,764     1,190       443
Total stockholders' (deficit) equity.............   11,809     6,990     4,716     3,925     3,759

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                AND RESULTS OF OPERATIONS FOR TEXAS INSTRUMENTS

     Note: Throughout this proxy statement/prospectus, Texas Instruments' total financial results for 1998, 1997 and 1996 are reported with the memory business. Semiconductor results are reported without memory. The memory business was divested in the third quarter of 1998.

     On July 15, 1999, Texas Instruments announced that its Board of Directors had declared a two-for-one stock split in the form of a 100% stock dividend on the Texas Instruments common stock outstanding on July 30, 1999, which was paid on August 16, 1999. The information contained in this proxy statement/ prospectus reflects this stock split.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1999 Compared To Six Months Ended June 30, 1998

     Texas Instruments reported second quarter 1999 financial results which included profit from operations (PFO) of $454 million, leading to an operating margin of 19.4 percent compared to a loss from operations of $38 million in the year-ago quarter. Operating margin was up 4.7 percentage points from the first quarter of 1999. Texas Instruments earnings per share (EPS) increased to $0.40, up $0.33 from the second quarter of 1998, and up $0.10 from the first quarter of 1999.

     Texas Instruments' second quarter revenues include $85 million for catch-up royalties due under a previously announced agreement with Hyundai Electronics Industries Co., which contributed about $0.06 EPS.

     During the quarter, Texas Instruments announced two acquisitions to support its strategy in the rapidly emerging broadband communications market: Telogy Networks, Inc., bringing Texas Instruments Voice over Internet Protocol (VoIP) software, and Libit Signal Processing Ltd., providing cable modem chipsets. Coupled with Texas Instruments' current strengths in ADSL and programmable DSP, these acquisitions will expand Texas Instruments' presence into all areas of the broadband market.

     Texas Instruments also announced the acquisition of ATL Research A/S, bringing additional state-of-the-art radio frequency skills to enhance the company's expertise in next-generation wireless communications.

     On July 25, 1999, Texas Instruments entered into an agreement to purchase Unitrode Corporation, a major designer and supplier of power management components, in a stock-for-stock transaction pursuant to which Texas Instruments will issue approximately 17.8 million shares of common stock, valued at approximately $1.2 billion as of July 23, 1999.

     Financial Summary. Texas Instruments revenues for the second quarter of 1999 were $2,346 million, up 8 percent from second quarter 1998 revenues of $2,167 million, as growth in semiconductor more than offset the loss of revenue from the divested memory business. Revenues were up 15 percent from the $2,039 million of the first quarter of 1999, led by increased shipments in semiconductor. Increased semiconductor royalties and seasonal strength in the Educational & Productivity Solutions (E&PS) business also contributed to the sequential revenue growth.

     PFO for the quarter was $454 million, up $492 million from the year-ago quarter, due about equally to the absence of losses from the now divested memory business and the non-recurrence of a special charge associated with a worldwide restructuring of support functions and consolidation of manufacturing operations, and to a lesser extent, increased profits in semiconductor. PFO was up 52 percent from the first quarter of 1999, primarily due to growth in semiconductor, and to a lesser extent, seasonal strength in the E&PS business as well as the non-recurrence of a special charge associated with the consolidation of semiconductor manufacturing operations in Japan.

     Income for the quarter was $323 million, up $271 million from the second quarter of 1998, due about equally to the absence of losses from the now divested memory business and the non-recurrence of a special charge associated with a worldwide restructuring of support functions and consolidation of manufacturing operations, and to a lesser extent, increased profits in semiconductor.

     Texas Instruments orders in the second quarter were $2,507 million, up 30 percent from the year-ago quarter, due to strength in semiconductor. Orders were up 12 percent from the first quarter of 1999, due primarily to strength in semiconductor, and to a lesser extent, seasonality in E&PS.

     Results for the quarter include a special charge of $52 million for in-process R&D associated with the previously announced acquisition of Libit Signal Processing Ltd. In the year-ago quarter, there was a special charge of $219 million for a worldwide restructuring of support functions and consolidation of manufacturing operations, as well as an $83 million gain in the quarter on the sale of Texas Instruments' shares in the Texas Instruments-Acer joint venture to Acer Corporation. Results for the first quarter of 1999 include special charges of $24 million. These charges include $14 million related to the consolidation of semiconductor manufacturing operations in Japan, and $10 million for purchased in-process research and development associated with the previously announced acquisition of Butterfly, VLSI, Ltd.

     Excluding special items, PFO was $500 million, compared with $180 million in the second quarter of 1998; income was $371 million, compared with $142 million; and EPS was $0.46, compared with $0.18. The company believes that, for analytical purposes, the effect of these items should be excluded from operating results because they are not necessarily indicative of future operating results or of future financial condition. Additional information relating to these items appears below under the heading "Special Charges and Gains."

     Outlook. In line with the company's earlier expectations, Texas Instruments anticipates continued growth in its semiconductor business in the second half of the year, with revenues increasing sequentially.

     The wireless market is expected to continue to be strong, driven by an increase in new subscribers and replacement rates. Texas Instruments has raised its estimate for industry sales of digital phones from 230 million to 245 million units this year. Texas Instruments expects continued strength in the mass market for both DSP and analog catalog components, as these products continue to penetrate new applications and markets. In the hard disk drive (HDD) market, unit demand is expected to continue to grow, while pricing pressures may restrict HDD component revenue growth, accelerating semiconductor integration. Texas Instruments should benefit from this acceleration due to its strong leadership in the HDD market, and ability to integrate its broad portfolio of digital and analog HDD semiconductors.

     Semiconductor. Semiconductor revenues of $1,883 million climbed 23 percent from the second quarter of 1998, and were up 13 percent from the first quarter of 1999, primarily due to increased shipments across a breadth of products, and to a lesser extent, increased royalties.

     DSP revenues were up 23 percent from the year-ago quarter, primarily due to increases in the wireless and mass markets. DSP revenues were up 8 percent from the first quarter of 1999, primarily due to gains in HDD and wireless. Analog revenues increased 14 percent from the year-ago quarter, and were up 8 percent from the first quarter of 1999, primarily due to wireless, and to a lesser extent, the mass market.

     Revenues for Texas Instruments' remaining semiconductor products, in the aggregate, increased from both the year-ago quarter and the first quarter of 1999. These semiconductors represent a broad range of products, including standard logic, application-specific integrated circuits (ASICs), microcontrollers, and reduced instruction-set computing (RISC) microprocessors.

     Semiconductor operating margin for the quarter was 25.7 percent, versus
24.9 percent in the year-ago quarter. Operating margin was up 5.4 percentage points from the first quarter of 1999, primarily due to increased product shipments, and to a lesser extent, the catch-up royalty payment from Hyundai.

     Semiconductor orders were strong, increasing 46 percent from the year-ago quarter, primarily due to increased demand for DSP and analog products, and increasing 11 percent sequentially, primarily due to increased customer demand across substantially all products.

     For the first six months of 1999, semiconductor revenues of $3,556 million were up $423 million from the first six months of 1998, primarily due to increased shipments in DSP and analog, and to a lesser extent, increased royalties. Operating margin of 23.2 percent was about flat with the year-ago period. Semiconductor orders for the first six months were up 32 percent from the first half of 1998, primarily due to increased demand for DSP and analog products.

     During the quarter, Texas Instruments made good progress in expanding the use of DSPs into new applications and markets. In the Internet audio market, Texas Instruments teamed with Liquid Audio, Inc., the Fraunhofer Institute for Integrated Circuits and SanDisk Corp. to offer the first complete solution for secure downloading of music off the Internet onto digital personal audio players. Earlier in the quarter, Thomson Consumer Electronics (marketer of RCA home entertainment products), and separately Lucent Technologies and eDigital, announced the development of Texas Instruments DSP-based personal audio players.

     For the DSL market, Texas Instruments announced two next-generation ADSL chipsets: the industry's first central office chipset that leverages a single DSP to support four full-rate or G.lite ADSL lines, and a new highly integrated solution for customer premise equipment such as modems and remote access routers.

     Texas Instruments also strengthened its product offerings with a number of new analog and DSP products. In the quarter, Texas Instruments introduced a record 59 analog catalog products, which included data converters and power management devices optimized to work with Texas Instruments DSPs. Texas Instruments introduced the 'C6203 DSP with an unprecedented combination of speed, performance and integration to drive multichannel, multifunction applications like third-generation (3G) wireless base stations and telecommunications infrastructure. Eight out of the top ten wireless base station manufacturers have designed this DSP into their 3G systems. Texas Instruments also announced the industry's first 1.2-volt catalog DSP, from the 'C5000 family, that will significantly extend the battery life for applications such as hearing aids and portable wireless devices.

     Materials & Controls (M&C). Revenues for the M&C business were $256 million, up 5 percent from the second quarter of 1998, and up 4 percent sequentially, primarily due to strong global market demand in automotive sensors. Operating margin was 16.6 percent, up from the 15.1 percent of the year-ago quarter, due about equally to continued gains from M&C's best-cost producer strategy and increased product shipments.

     For the first half of 1999, revenues were up slightly from a year ago, and operating margin was up 1.5 percentage points, primarily due to gains in the best-cost producer strategy.

     During the quarter, the business announced the acquisition of Integrated Sensor Solutions, Inc., with the transaction expected to close in the third quarter. The acquisition brings additional expertise and a broadened product portfolio to strengthen M&C's position in the automotive sensors market.

     Educational & Productivity Solutions (E&PS). Revenues for the E&PS business were $153 million, down 7 percent from the second quarter of 1998, primarily due to shifting purchasing patterns from second quarter to third quarter, as some major customers further align with back-to-school schedules. Revenues were up 89 percent from the first quarter of 1999, reflecting the seasonal pattern. Operating margin was 28.1 percent, up significantly from the year-ago quarter's
22.4 percent, reflecting ongoing improvements in operating costs.

     For the first half of 1999, revenues were $234 million, down slightly from the same period a year ago. Operating margin was up 6.7 percentage points from a year ago, reflecting improvements in operating costs.

     Digital Imaging. Revenues in digital imaging increased from the year-ago quarter, due to increased demand for Digital Micromirror Device(TM) (DMD) chipsets for portable projectors. Loss from operations for the quarter continued at about the same level as the year-ago quarter.

     Additional Financial Information. For the first six months of 1999, Texas Instruments' revenues were $4,385 million, up from the $4,353 million in the first half of 1998; operating margin was 17.2 percent, up 18.6 percentage points; income was $567 million, up $504 million; and EPS was $0.70, compared with $0.08. These changes were due to the absence of losses from the now divested memory business, and to a lesser extent, about equally due to the non-recurrence of a special charge associated with a worldwide restructuring of support functions and consolidation of manufacturing operations, and a special charge associated with the dissolution of the company's DRAM joint venture with Hitachi.

     Excluding special items: operating margin for the first six months of 1999 was 18.8 percent, compared with 9.2 percent in the year-ago period; income was $631 million, compared with $318 million; and EPS were $0.78, compared with $0.40.

     Results for the first quarter of 1999 included special charges of $24 million, primarily for a consolidation of semiconductor manufacturing operations in Japan. Last year's first quarter results included a special charge of $219 million for discontinuing a DRAM manufacturing joint venture with Hitachi, Ltd., and $25 million for purchased in-process R&D. Additional information relating to these charges appears under the heading "Special Charges and Gains." Special items for the second quarters of 1998 and 1999 were referenced above.

     During the first six months of 1999, cash and cash equivalents plus short-term investments decreased by $506 million to $1,743 million. The acquisitions of Butterfly VLSI, Ltd. and Libit Signal Processing Ltd. required approximately $382 million of cash in the first half of 1999. The sale of the Micron subordinated note and other securities generated $172 million of cash.

     Cash flow from operating activities was $526 million in the first half of 1999. Capital expenditures totaled $505 million in the first six months of 1999, compared to $698 million in the first half of 1998, which included the divested memory business. Capital expenditures totaled $302 million in the second quarter of 1999 versus $314 million in the year-ago quarter. Capital expenditures continue to be projected at about $1.3 billion for the year. Including in-process R&D from acquisitions, R&D totaled $666 million in the first six months of 1999, compared to $634 million in the first half of 1998. R&D totaled $359 million in the second quarter, versus $306 million in the year-ago quarter. R&D is now projected to increase to about $1.3 billion for the year, due to the increased R&D from acquisitions, up from the previous $1.2 billion estimate.

     Depreciation for the first half of 1999 was $461 million, compared to $583 million in the same time period a year ago. Depreciation for the second quarter of 1999 was $236 million, versus $308 million in the year-ago quarter. Depreciation for 1999 continues to be projected at $1.0 billion.

     During the first half of 1999, Texas Instruments continued to purchase shares of common stock as part of its program to reduce the potential dilutive effect of shares to be issued under employee stock options. Texas Instruments spent $151 million of cash for share purchases net of proceeds from sales and other common stock transactions.

     The income tax rate, excluding the effect of the second quarter 1999 non-deductible acquisition-related R&D charge, was 32 percent, which is the estimated rate for the full year.

     At the end of the second quarter, the debt-to-total capital ratio was .15 versus .17 at the end of 1998.

  1998 Results of Operations Compared with 1997

     Texas Instruments' revenues for 1998 were $8460 million, down 13% from 1997, due primarily to lower prices in DRAMs, and to a lesser extent, to the absence of revenue due to the sale of the memory business. Operating margin was 4.7%, down from 6.3% in 1997, primarily due to lower DRAM prices, and to a lesser extent due about equally to the special charges associated with a worldwide restructuring of support functions and consolidation of manufacturing operations, and with the discontinuance of the memory-chip manufacturing joint venture with Hitachi, Ltd. Earnings per share were $0.51, compared with $0.38 for 1997.

     Other income for 1998 was $293 million, up $101 million from 1997 primarily due to an $83 million gain in 1998 on the sale of Texas Instruments' shares in the Texas Instruments-Acer joint venture to Acer Corporation. This was insufficient to offset the decline in operating margin, resulting in income before taxes of $617 million, down $96 million from 1997. Texas Instruments' orders were $8069 million for 1998, compared with $9796 million in 1997, primarily due to declines in memory orders.

     While income before taxes declined, income after taxes for the year was $407 million, up 35% from $302 million in 1997, due to the absence of the 1997 non-deductible acquisition-related R&D charge.

     During the fourth quarter, Texas Instruments essentially completed the restructuring announced in June of 1998. Annualized cost savings for the company are estimated to be $270 million.

     The results for the fourth quarter include special charges of $72 million, substantially all of which was related to the closing of an assembly/test joint venture with Samsung Electronica, Lda. in Portugal and the sale of the Aversa, Italy plant. Of the $72 million, $35 million was for severance, $35 million for other cash-related costs and $2 million for asset write-downs. Of the latter $35 million charge, $20 million was a cash payment required as part of an agreement with the third-party buyer of a materials & controls manufacturing operation in Europe. The balance was for previously-received government grants expected to be repaid as a result of the closing of the European semiconductor assembly operation. The year-ago quarter had a charge of $461 million for in-process R&D associated with the acquisition of Amati Communications Corporation, along with a pretax charge of $42 million for cost-reduction actions, primarily for severance in the materials & controls business.

     In addition to the fourth-quarter charges, 1998 earnings include special charges of $477 million, of which $219 million was cash payments for discontinuing the memory-chip manufacturing joint venture with Hitachi, Ltd., $25 million was for purchased in-process R&D and $233 million was for a worldwide restructuring of support functions and consolidation of manufacturing operations. Of the $233 million, $161 million was for severance, $55 million for asset write-downs, including accelerated depreciation on fixed assets phased out during 1998, and $17 million for vendor cancellation and lease charges. There was also an $83 million pretax gain in the year on the sale of Texas Instruments' shares in the Texas Instruments-Acer joint venture to Acer Corporation. In 1997, special pretax charges, in addition to those in the fourth quarter, were $100 million, primarily related to the sale of Texas Instruments' mobile computing business and the termination of joint-venture agreements in Thailand. There also was a $66 million special pretax gain for the sale of three businesses, the largest of which was software.

     Excluding the effect of the special items for 1998, operating margin for the year was 10.9%, income was $719 million and earnings per share were $0.90. Texas Instruments believes that, for analytical purposes, the effect of these items should be excluded from operating results because they are not necessarily indicative of future operating results or of future financial condition. Additional information relating to these items appears below under the heading "Special Charges and Gains."

     Semiconductor. For 1998, semiconductor revenues and operating margin were down slightly, and orders were down modestly, due to overall semiconductor market weakness.

     For the year, DSP revenues increased 29% to a record level, driven by wireless. Analog revenues declined 4% for the year, as strength in wireless was insufficient to offset weakness in other markets, particularly HDD. Collectively, Texas Instruments' remaining semiconductor product areas saw revenues down moderately from 1997, primarily due to overall semiconductor market weakness.

     In the fourth quarter, DSP and analog comprised 59% of Texas Instruments' semiconductor revenues. Texas Instruments expects modest sequential revenue growth in its semiconductor business in the first quarter of 1999, leading to moderate growth for the year, based on continuing strength in wireless and ongoing improvements in HDD and the mass markets. The HDD market represents a growing opportunity for Texas Instruments, due to its market leadership and extensive portfolio across the primary HDD integrated circuits (ASICs, read channels, pre-amps, and servo control).

     Texas Instruments expects that 1999 earnings will reflect continued improvement in semiconductor markets and the ongoing benefit of Texas Instruments' strategic positioning, as well as the cost reductions realized from completion of restructuring actions. In the first quarter, these improvements may be largely offset by the transition to increased profit sharing, as the company moves to higher operating margins. Profit-sharing expenses are accrued quarterly, based on the company's full-year estimated operating profit margin.

     Materials & Controls (M&C). For the full year, M&C revenues were down 1% due to weak Asian markets. Operating margin was up for the year to 15.0%, reflecting gains from the best-cost producer strategy. During 1998, plant closings took place in Canada and Michigan, restructuring and early retirements took place in Holland and Japan, and the Aversa, Italy plant was sold.

     Educational & Productivity Solutions (E&PS). For the year, the E&PS business showed a rise in operating margin of 3.4 percentage points to 16.6%, as a result of cost improvements.

     Digital Imaging. For 1998, the operation reduced its loss to one-half of the 1997 level and continues to make progress on product positioning and operational performance.

     Divested Activities. For 1998, memory revenues were down 60% and orders were down 62% from 1997 levels, primarily due to lower DRAM prices, with the balance due to the divestiture of the memory business in the third quarter of 1998. Loss from memory operations was $498 million, versus a loss of $192 million in 1997.

     Financial Condition. During 1998, cash and cash equivalents plus short-term investments decreased by $771 million to $2249 million. The discontinuance of the joint venture with Hitachi and the acquisition of those operating assets (which were subsequently included in the sale of the memory business) required approximately $300 million of cash in the first quarter. In addition, $91 million of cash was used to purchase the remaining outstanding shares of Amati Communications Corporation's common stock in the first quarter. Under the terms of the sale of Texas Instruments' memory business to Micron Technology, Texas Instruments provided $550 million of cash financing to Micron in the third quarter. At closing, Texas Instruments deferred an estimated pretax gain of $127 million on the sale until the recovery of the Texas Instruments-provided financing. In the fourth quarter, Texas Instruments made an additional $130 million payment to Micron as part of the contractually required working capital.

     In the memory transaction, Texas Instruments received approximately 28.9 million shares of Micron common stock, $740 million face value of a 6.5% convertible note and $210 million face value of a 6.5% subordinated note. These securities were originally valued at $1717 million. At year-end, market value was $2441 million. Market value changes, net of tax, are recorded as an adjustment to stockholders' equity.

     Approximately $300 million of grants from the Italian government to Texas Instruments' former memory operations in Italy are being reviewed in the ordinary course by government auditors. Texas Instruments understands that these auditors are questioning whether some of the grants were applied to purposes outside the scope of the grants. Texas Instruments' deferred gain on the sale of its memory business may be reduced to the extent that any grants are determined to have been misapplied. Also, Texas Instruments understands that an Italian prosecutor is conducting a criminal investigation concerning a portion of the grants relating to specified research and development activities. Texas Instruments believes that the grants were obtained and used in compliance with applicable law and contractual obligations.

     Cash flow from operating activities net of additions to property, plant and equipment was $220 million in 1998.

     Capital expenditures totaled $1031 million for 1998 versus $1238 million for 1997. Depreciation was $1169 million for 1998 compared to $1109 million for 1997. Authorizations for future capital expenditures were $541 million at December 31, 1998. Texas Instruments' capital expenditures for 1999 are forecast to be level with 1998 at $1.0 billion. Depreciation for 1999 is expected to be $1.0 billion. R&D is expected to be $1.1 billion, versus $1.2 billion in 1998.

     Texas Instruments maintains lines of credit to support commercial paper borrowings and to provide additional liquidity. These lines of credit totaled $669 million at December 31, 1998. Of this amount, $600 million exists to support commercial paper borrowings or short-term bank loans.

     During 1998, Texas Instruments repurchased approximately 9.0 million shares of common stock, at a cost of $294 million, as a part of its previously stated intent to neutralize the potential dilutive effect of shares to be issued under employee stock options.

     At the end of 1998, the debt-to-total-capital ratio was .17, compared to the 1997 year-end value of .19.

     As previously announced, the timing of Texas Instruments' dividend declarations in 1998 was moved, effective March 1998, from the third month of a quarter to the first month of the following quarter. As a result of this one-time lag, 1998 contains three rather than four dividend declarations.

     Market Risk Sensitive Instruments. The U.S. dollar is the functional currency for financial reporting. In this regard, Texas Instruments uses forward currency exchange contracts, including lira note currency swaps, to minimize the adverse earnings impact from the effect of exchange rate fluctuations on Texas Instruments' non-U.S. dollar net balance sheet exposures. For example, at year-end 1998, Texas Instruments had forward currency exchange contracts outstanding of $756 million (including $161 million to sell yen, $132 million to buy lira and $105 million to buy deutsche marks). Similar hedging activities existed at year-end 1997. Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these exchange contracts and swaps, a hypothetical 10% plus or minus fluctuation in non-U.S. currency exchange rates would not be expected to have a material earnings impact, e.g., based on year-end 1998 balances and rates, a pretax currency exchange gain or loss of $6 million.

     Texas Instruments has interest rate swaps that change the characteristics of the interest payments on its $300 million of 6.125% notes due 2006 from fixed-rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on the Texas Instruments' long-term debt which, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to reduce interest expense by $3 million in 1998. The year-end 1998 effective interest rate for the $300 million of notes due 2006, including the effect of the swaps, was approximately 4.6% (5.1% at year-end 1997). These swaps are sensitive to interest rate changes. For example, if short-term interest rates increase (decrease) by one percentage point from year-end 1998 rates, annual pretax interest expense would increase (decrease) by $3 million.

     Texas Instruments' long-term debt has a fair value, based on current interest rates, of approximately $1346 million at year-end 1998 ($1390 million at year-end 1997). Fair value will vary as interest rates change. The following table presents the aggregate maturities and historical cost amounts of the debt principal and related weighted-average interest rates by maturity dates at year-end 1998:

                                                             MILLIONS OF DOLLARS
                                              U.S. DOLLAR    AVERAGE        LIRA       AVERAGE
                                              FIXED-RATE     INTEREST    FIXED-RATE    INTEREST
MATURITY DATE                                    DEBT          RATE         DEBT         RATE
-------------                                 -----------    --------    ----------    --------
1999........................................    $  235         6.74%        $ 32         5.25%
2000........................................       274         6.81%          38         5.09%
2001........................................       105         7.90%          30         4.95%
2002........................................        --          n/a           27         4.73%
2003........................................       133         8.47%          28         4.74%
Thereafter..................................       356         6.40%          36         4.53%
                                                ------         ----         ----         ----
          Total.............................    $1,103         6.97%        $191         4.89%
                                                ======         ====         ====         ====

     Total long-term debt historical cost amount at year-end 1998 was $1294 million.

     Texas Instruments' cash equivalents and short-term investments are debt securities with remaining maturities within three months (cash equivalents) and beyond three months and within 13 months (short-term investments). Their aggregate fair value and carrying amount was $1771 million at year-end 1998 ($2566 million at year-end 1997). Fair value will vary as interest rates change. The following table presents the aggregate maturities of cash equivalents and short-term investments and related weighted-average interest rates by maturity dates at year-end 1998:

                                                           MILLIONS OF DOLLARS
                                                            CASH
                                                       EQUIVALENTS AND    AVERAGE
                                                         SHORT-TERM       INTEREST
MATURITY DATE                                            INVESTMENTS        RATE
-------------                                          ---------------    --------
1999.................................................      $1,681           5.32%
2000.................................................          90           5.12%
                                                           ------           ----
          Total......................................      $1,771           5.31%
                                                           ======           ====

     Texas Instruments' investments at year-end 1998 consisted of the following (amounts at year-end 1997 were not material):

     - Equity investments -- primarily 28,933,092 Micron common shares acquired in 1998, along with several other publicly traded investments.

     - Debt investments -- 6.5% Micron convertible and subordinated notes acquired in 1998. The convertible note (convertible into 12,333,358 Micron common shares at $60 per share) and the subordinated note have face amounts of $740 million and $210 million. The notes, which mature 2005, have a weighted-average imputed interest rate of 8.7%.

     - TI Ventures -- an externally managed venture fund that invests in the development of new markets. As of year-end 1998, it had invested in 14 companies focused on next-generation applications of digital signal processors.

     - Other investments -- consist of mutual funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

     The equity investments (fair value of $1516 million) and venture fund (fair value of $37 million) are sensitive to equity price changes. For example, if prices of the equity investments increase or decrease 10%, Texas Instruments would record an increase or decrease in stockholders' equity of $152 million. Similarly, if prices for the venture fund increase or decrease 10%, the company would record an increase or decrease in other income (expense) of $4 million. Changes in prices of the other investments are expected to offset related changes in deferred compensation liabilities such that a 10% increase or decrease in investment prices would not affect operating results.

     Fair value of the debt investments ($978 million) will vary as interest rates change (and also for the convertible note, as the underlying equity share price changes). The following table presents the aggregate historical cost maturities of debt investments and related weighted-average interest rates by maturity dates:

                                                               MILLIONS OF DOLLARS
                                                                            AVERAGE
                                                                 DEBT       INTEREST
                       MATURITY DATE                          INVESTMENTS     RATE
                       -------------                          -----------   --------
1999 -- 2004................................................     None          N/A
2005........................................................     $839          8.7%

  1997 Results of Operations Compared with 1996

                                                                                CHANGE IN
                                                                CHANGE IN          NET
                                                                 ORDERS,        REVENUES,
                          BUSINESS                            1997 VS. 1996   1997 VS. 1996
                          --------                            -------------   -------------
Semiconductor...............................................      up 25%          up 21%
Material & Controls.........................................       up 9%           up 7%
Educational & Productivity Solutions........................       up 5%           up 6%
                                                                  -----          ------
          Total Texas Instruments...........................       up 6%         down 2%
                                                                  -----          ------
          Total Texas Instruments excluding businesses
            sold............................................      up 22%          up 19%

     Texas Instruments' orders in 1997 were $9796 million, compared with $9268 million in 1996. Net revenues in 1997 were $9750 million, compared with $9940 million in 1996. Financial results in 1997 and 1996 included revenues from Texas Instruments' businesses that have been sold, primarily memory, software, mobile computing and printers.

     Net income for 1997 was $1805 million, which consisted of income from continuing operations of $302 million, income from the discontinued defense business of $52 million, gain on the sale of the discontinued defense business of $1473 million, and an extraordinary charge of $22 million associated with debt retirement. On a similar basis, net income for 1996 was $63 million, which consisted of a loss from continuing operations of $46 million and income from the discontinued defense business of $109 million. Earnings per share were $0.38 for 1997, compared with a loss of $0.06 in 1996.

     Profit from operations in 1997 was $615 million, versus a loss of $26 million in 1996. The improvement was primarily due to higher semiconductor profits, and to a lesser degree, due to the absence of losses from the sold businesses, primarily memory, software and mobile computing. In 1996, these sold businesses lost $229 million more than in 1997.

     Results for the fourth quarter include a charge of $461 million for in-process R&D associated with the acquisition of Amati Communications Corporation, along with a pretax charge of $42 million for cost reduction actions, primarily in the materials & controls business. In addition to the fourth-quarter charges, the 1997 earnings include previously announced special pretax charges of $56 million, primarily related to the sale of Texas Instruments' mobile computing business, and $44 million for the termination of joint-venture agreements in Thailand.

     Results for 1997 also include a $66 million gain for the sale of three businesses, the largest of which was software. The total of the 1997 special items is equivalent to $0.64 per share. In 1996, special charges were $400 million before taxes, with $208 million being in the fourth quarter. These charges were equivalent to $0.43 per share for the year.

     Results for 1997 also included an accrual for profit sharing of $122 million, which was 7.82% of eligible payroll. There was no profit sharing in 1996.

     Excluding these divested activities, Texas Instruments' orders were up 22% for the year and revenues were up 19%, primarily due to growth in semiconductor.

     Royalty revenues in 1997 were essentially steady with 1996.

     Interest income for 1997 was up $84 million from 1996, primarily as a result of investment of net proceeds from the sale of the defense business to Raytheon.

     The income tax rate for 1997 was 35%.

     Texas Instruments' backlog of unfilled orders as of December 31, 1997, was $1623 million, unchanged from year-end 1996.

     R&D for 1997 was $1075 million, excluding the $461 million charge for in-process R&D associated with the Amati acquisition, compared with $989 million in 1996, excluding the $192 million charge for in-process R&D associated with the SSi acquisition.

     Capital expenditures were $1238 million in 1997, compared with $2063 million in 1996. Depreciation for 1997 was $1109 million compared with $904 million in 1996.

     Excluding the effect of the special items for 1997, operating margin was 12.4%, income was $809 million and earnings per share were $1.02. Texas Instruments believes that, for analytical purposes, the effect of these items should be excluded from operating results because they are not necessarily indicative of future operating results or of future financial condition. Additional information relating to these items appears below under the heading "Special Charges and Gains."

     Semiconductor: Orders in semiconductor for 1997 were $6610 million, up 25% from $5267 million in 1996. The increase resulted from strong demand for digital signal processing solutions (DSPS), as DSPS orders increased over 40%. Semiconductor revenues were $6514 million, up 21% from $5385 million in 1996. The increase in semiconductor resulted from an increase of more than 35% in DSPS revenues due to increased shipments.

     For the fourth quarter, semiconductor revenues, which include royalties from semiconductor patent licenses, represented about 71% of Texas Instruments' revenues. Digital signal processors plus mixed signal/analog represented about 54% of semiconductor. The remainder of semiconductor consists primarily of a broad range of advanced products, including application-specific integrated circuits, reduced instruction-set microprocessors, microcontrollers and standard logic.

     Revenues reached record levels for digital signal processing for both the year and the fourth quarter. Mixed-signal/analog also had a strong year, with record revenues for the year and fourth quarter, growing more than twice as fast as the market in 1997.

     Texas Instruments' other semiconductor products, such as microcontrollers and application-specific integrated circuits, made good progress in growth and profitability in 1997.

     Semiconductor profit from operations increased from $1012 million in 1996 to $1546 million in 1997, and operating margin improved from 18.8% to 23.7%. Results particularly benefited from higher DSPS shipments.

     Materials & Controls (M&C). Orders in M&C of $972 million were up from $896 million in 1996, primarily due to TIRIS. Revenues of $954 million were up $64 million from 1996 due primarily to the growing acceptance of TIRIS in automotive applications. PFO increased from $90 million in 1996 to $123 million in 1997, with operating margin improving from 10.1% to 12.9%. The increase was due primarily to manufacturing cost reduction.

     Educational & Productivity Solutions (E&PS). Orders in E&PS were $448 million, up $22 million from 1996 as a result of continued growth in instructional calculators. Revenues were $447 million, an increase of $24 million from 1996 also as a result of growth in instructional calculators. Profit from operations increased from $56 million in 1996 to $59 million in 1997, and operating margin remained flat at 13.2%.

     Digital Imaging. Texas Instruments' digital imaging business continued to make progress throughout 1997, further focusing its strategy on key market opportunities.

     Divested Activities. Revenues for memory decreased $400 million in 1997, compared to 1996, as DRAM prices continued to decline sharply.

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

SPECIAL CHARGES AND GAINS

  Second Quarter of 1999

     In connection with Texas Instruments' acquisition of Libit Signal Processing Ltd. (Libit) in the second quarter of 1999, Texas Instruments recorded a charge of $52 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The purchased R&D projects were assessed, analyzed and valued within the context and framework articulated by the Securities and Exchange Commission.

     Libit's research and development relates to silicon solutions and complex system level internet telephony software used in cable modems, cable set-top boxes, cable head-ends and digital television products, which empower high-speed internet access.

     Significant assumptions used in determining the value of purchased R&D for Libit included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 2000. The discount rate selected for Libit's in-process technologies was 22 percent.

     At the time of the acquisition, June 30, 1999, Libit management estimated the remaining cost and time to complete the purchased R&D projects was $5 million and 492 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. Texas Instruments expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Such uncertainties could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Texas Instruments is unable to successfully complete and commercialize the projects. Texas Instruments' management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

  First Quarter of 1999

     In the first quarter of 1999, Texas Instruments announced a consolidation of semiconductor manufacturing operations in Japan to improve manufacturing efficiencies and reduce costs. This action resulted in a pretax charge of $14 million in the first quarter, of which $13 million was for severance for the elimination of 153 jobs in Hatogaya, Japan, and $1 million for other related costs. At June 30, 1999, the pay-out of the severance cost obligation had not yet begun. Of the $14 million charge, $11 million was included in cost of revenues and $3 million in marketing, general and administrative expense. The primary benefit from this consolidation action was reduced people costs which were estimated to reach $11 million annually. The benefit was expected to begin in the fourth quarter of 1999.

     In connection with Texas Instruments' acquisition of Butterfly in the first quarter of 1999, Texas Instruments recorded a charge of $10 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The purchased R&D projects were assessed, analyzed and valued within the context and framework articulated by the Securities and Exchange Commission.

     Butterfly's research and development relates to short distance wireless semiconductor and systems technology. This technology is used to achieve higher data rates at 2.4 GHz and above frequencies for use in voice-plus-data transmission products.

     Significant assumptions used in determining the value of purchased R&D for Butterfly included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 2000. The discount rate selected for Butterfly's in-process technologies was 25%.

     At the time of the acquisition, Butterfly management estimated the remaining cost and time to complete the purchased R&D projects to be $5 million and 264 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. At June 30, 1999, based on the latest available information, the estimated cost and time to complete the in-process projects was approximately $8 million and 575 engineer-months. Texas Instruments expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Such uncertainties could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Texas Instruments is unable to successfully complete and commercialize the projects. Texas Instruments' management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

  Fourth Quarter of 1998

     In the fourth quarter of 1998, Texas Instruments took further steps to enhance manufacturing efficiency, including the announced closing of a semiconductor assembly operation and sale of a materials & controls manufacturing operation, both in Europe. The sale was completed on December 31, 1998. The primary benefit from these actions was the consolidation of manufacturing facilities, which increased efficiencies and reduced manufacturing costs. Estimated savings from such actions were approximately $24 million annually. The benefit was expected to begin in the first quarter of 1999. The assembly operation closing, which is ongoing, affected 740 employees. As a result of these actions, Texas Instruments took a fourth-quarter 1998 pretax charge of $72 million, of which $27 million was included in cost of revenues, $24 million in other income (expense) net and $21 million in marketing, general and administrative expense. Of this $72 million charge, $35 million was for severance, $35 million for other cash-related costs and $2 million for asset write-downs, primarily to adjust fixed assets in the European materials & controls operation to actual sale value. Of the $35 million severance charge, $19 million had been paid by year-end 1998 and $16 million will be paid in 1999. Of the other $35 million charge, $20 million was a cash payment required as part of an agreement with the third-party buyer of a materials and controls manufacturing operation in Europe. The balance was for previously-received government grants expected to be repaid as a result of the closing of the European semiconductor assembly operation.

  Third Quarter of 1998

     In the third quarter of 1998, Texas Instruments recorded a $14 million charge for accelerated depreciation on fixed assets primarily located in a semiconductor manufacturing facility in Singapore. This action was taken in connection with the severance/manufacturing efficiency program announced during the second quarter of 1998 (which program is more fully described below under the heading Second Quarter of 1998). This asset write-down charge was included in cost of revenues.

  Second Quarter of 1998

     In the second quarter of 1998, Texas Instruments announced that, as a result of the various business divestitures over the past several years, the pending sale of its memory business (subsequently completed in September 1998), and weakness at that time in the semiconductor market environment, it was implementing a severance/manufacturing efficiency program in order to more closely match the size and cost of its support functions with Texas Instruments' overall size and to further combine manufacturing resources for more efficient operations. The primary benefit from this severance/manufacturing efficiency program was reduced people costs; total benefits were estimated to reach $270 million annually. The benefit was expected to begin in the third quarter of 1998.

     The program, which primarily affected Texas Instruments' corporate activities and semiconductor business, included the elimination of 3,441 jobs around the world through voluntary programs, attrition, outsourcing and layoffs, as well as the closing of several facilities. As a result, Texas Instruments took a pretax charge of $219 million in the second quarter of 1998, of which $126 million was included in marketing, general and administrative expense and $93 million in cost of revenues. Of the $219 million charge, $161 million was for severance, $41 million for asset write-downs and $17 million for vendor cancellation and lease charges.

     Of the $41 million for asset write-downs, $25 million was for U.S. semiconductor inventories and $16 million was for fixed assets, primarily accelerated depreciation on assets phased out during 1998 in connection with the winding down of production at a semiconductor manufacturing facility located in Singapore. The primary benefits from this consolidation action were increased efficiencies and reduced manufacturing costs. Estimated savings from such actions were approximately $9 million annually. The benefit was expected to begin in the fourth quarter of 1998.

     Of the $17 million for vendor cancellation and lease charges, $15 million was for required vendor fees for cancellation of purchase contracts for chemicals, supplies and equipment as a result of a U.S. facility shutdown.

     At June 30, 1999, the program had essentially been completed, with most severance costs paid except for $22 million, which will primarily be paid by the end of 1999. Of the 3,441 jobs, 3,381 had been eliminated, and 60 will be eliminated by the end of 1999.

     In the second quarter of 1998, Texas Instruments sold its shares in the Texas Instruments-Acer DRAM semiconductor manufacturing joint venture to Acer Corporation for $120 million in cash. This sale resulted in a pretax gain of $83 million, included in other income.

  First Quarter of 1998

     In the first quarter of 1998, Texas Instruments' U.S. DRAM semiconductor manufacturing joint venture with Hitachi, Ltd. was discontinued as a result of a combination of severe price declines and overcapacity in the DRAM market. As part of this first quarter discontinuance, Texas Instruments purchased the assets of the venture for approximately $98 million. Also as part of this first quarter discontinuance, Texas Instruments and Hitachi decided to assume and share equally in the payment of the venture's obligations. Texas Instruments' share of those payments was $219 million, which was paid and charged to cost of revenues in the first quarter.

     In connection with Texas Instruments' acquisitions of GO DSP and Spectron, both of which occurred in the first quarter of 1998, Texas Instruments recorded charges of $10 million and $15 million for purchased in-process R&D (purchased R&D), based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.

     GO DSP's and Spectron's research and development related to DSP software tools. These software tools, which include real-time operating systems, allow DSP systems developers to improve productivity and reduce time-to-market. Texas Instruments' goal in these acquisitions was to extend its leadership in digital signal processing solutions by offering, a complete development environment, simplifying DSP development, and making Texas Instruments' DSP solutions even more attractive for a broad range of fast-growing markets.

     Significant assumptions used in determining the value of purchased R&D for GO DSP and Spectron included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in late 1998. The discount rate selected for GO DSP's and Spectron's in-process technologies was 30%.

     At the time of the acquisitions, GO DSP and Spectron management estimated the remaining cost and time to complete the purchased R&D projects was approximately $7 million and 540 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. All the in-process projects were essentially completed on schedule. Texas Instruments expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Texas Instruments is unable to successfully commercialize the projects. Texas Instruments management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

  Fourth Quarter of 1997

     In connection with Texas Instruments' acquisition of Amati Communications Corporations (Amati) in the fourth quarter of 1997, Texas Instruments recorded a charge of $461 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.

     Amati's research and development related to Digital Subscriber Line (DSL) system designs for the Internet and other uses. DSL technology targets the local exchange carrier market since the technology permits the transmission of data at high speeds over the existing copper lines of the local exchange carriers. Currently, analog modems are noted as being slow in their transmission speed, and ADSL digital processing technology is expected to fill the need for additional bandwidth requirements. VDSL transmits high-speed data over short reaches of twisted-pair copper telephone wire, with a range of speeds that depends on actual line length.

     Significant assumptions used in determining the value of purchased R&D for Amati included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 1999. The discount rate selected for Amati's in-process technologies was 30%.

     At the time of the acquisition, Amati management estimated the remaining cost to complete the purchased R&D projects to be approximately $13 million with a remaining time requirement of approximately 1,300 engineer-months. The term "engineer-month" refers to the average amount of research work to be performed by an engineer in a month. All the in-process projects were essentially completed on schedule. Several products have been released, and although the DSL market has developed more slowly than expected, Texas Instruments expects improvements in the near term in Internet-related demand. As this occurs, Texas Instruments will be one of a very few suppliers who have demonstrated interoperability and standards compliance. Thus, Texas Instruments expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Texas Instruments is unable to successfully commercialize the projects. Texas Instruments' management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

     In the fourth quarter of 1997, Texas Instruments took a pretax charge of $42 million, of which $30 million was included in cost of revenues and $12 million in marketing, general and administrative expense, primarily for severance costs related to cost-reduction actions by the materials & controls business. These actions, which are expected to be completed in first-quarter 1999, affected approximately 260 employees. The terminated employees were in plants located in Holland, Italy, Canada and Michigan. The primary benefit from this materials & controls action was reduced people costs, which were estimated to reach $20 million annually. The benefit was expected to begin in the first quarter of 1998.

  Second Quarter of 1997

     In the second quarter of 1997, Texas Instruments sold several activities, principally software, for a pre-tax gain of $66 million, after transaction costs. These transaction costs totaled $54 million and included severance of $17 million for 372 employees, who left Texas Instruments within three months of the related divestitures, $24 million for vendor and warranty obligations, $4 million for professional fees, and $9 million for various other costs. The primary benefit from the related divestitures was the cessation of the software business, which was operating at a loss of approximately $28 million in the first half of 1997.

  First Quarter of 1997

     In the first quarter of 1997, Texas Instruments sold its mobile computing business and terminated its digital imaging printing development program. The primary benefits from these actions were the divestiture of a business operating at a loss and the termination of the research and development program. The divested business had a $180 million loss in 1996. The cost of the research and development program in 1996 was $32 million. As a result of these actions, Texas Instruments took a first-quarter pretax charge of $56 million, of which $28 million was included in cost of revenues and $28 million in marketing, general and administrative expense. Of this $56 million charge, $27 million was for severance for involuntary reductions worldwide. These severance actions were essentially completed by the end of the quarter and affected approximately 1,045 employees. The balance of $29 million was for other costs associated with the business sale and program termination, including vendor cancellation and lease charges. Essentially all costs were paid in 1998.

  Fourth Quarter of 1996

     In the fourth quarter of 1996, Texas Instruments took a pretax charge of $208 million, of which $169 million was included in cost of revenues and $39 million was included in marketing, general and administrative expense. Of the $208 million, $91 million was for severance for employment reduction actions in the United States and selected reductions worldwide. The primary benefit from these actions was reduced people costs, which were estimated to reach $195 million annually. The benefit was expected to begin in the first quarter of 1997. These actions, which primarily involved the semiconductor business as well as divested activities, were essentially completed by year-end 1996 and affected approximately 2,600 employees. Of the severance cost of $91 million, $34 million was paid in 1996 and $57 million was paid in 1997.

     The balance of this charge, $117 million, was for vendor cancellation and other cash-related costs of $47 million and asset write-downs of $70 million on several product lines, primarily mobile computing, an operation divested in first-quarter 1997. The asset write-downs were to adjust inventory and fixed assets to actual sale value. Of the $70 million asset write-downs charges, $54 million was for mobile computing.

     With respect to this $54 million charge, $47 million was for inventory and $7 million was for fixed assets. The balance of $16 million included a $6 million charge against operating assets for the impact of the expected first quarter 1997 termination of Texas Instruments' digital imaging printing development program. The benefit of this action is described above under the heading First Quarter of 1997. The remainder, $10 million, was to write down the operating assets of Texas Instruments' Telecom business, which was held for sale, and sold in the second quarter of 1997 for a nominal gain. The primary benefit from this action was the divestiture of a business operating at a loss ($14 million in 1996).

  Third Quarter of 1996

     In connection with Texas Instruments' acquisitions of Silicon Systems, Inc.
(SSi) in the third quarter of 1996, Texas Instruments recorded a charge of $192 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.

     SSi's research and development related to analog technology for hard disk drives and removable storage devices. Historically, SSi had primarily emphasized producing integrated circuits for the hard disk drive market. As of the acquisition date, SSi's product development activities for this market had been expanded to include other magnetic optical storage devices that require advanced technology and performance.

     Significant assumptions used in determining the value of purchased R&D for SSi included projected operating cash flows and the discount rate. Projected operating cash flows were expected to commence in late 1996. The discount rate selected for SSi's in-process technologies was 22%.

     At the time of the acquisition SSi management estimated the remaining cost to complete the purchased R&D projects to be approximately $16 million, over a 9-month period. All the in-process projects were essentially completed on schedule. Texas Instruments expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Texas Instruments is unable to successfully commercialize the projects. Texas Instruments' management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

YEAR 2000

     Since 1995, Texas Instruments has been actively engaged in addressing Year 2000 (Y2K) issues. These result from the use of two-digit, rather than four-digit, year dates in software, a practice which could cause date-sensitive systems to malfunction or fail because they may not recognize or process date information correctly.

     State of Readiness: To manage its Y2K program, Texas Instruments has divided its efforts into four program areas:

     - Information Technology (computer hardware, software and electronic data interchange (EDI) interfaces);

     - Physical Plant (manufacturing equipment and facilities);

     - Products (including product development); and

     - Extended Enterprise (suppliers and customers).

     For each of these program areas, Texas Instruments has used a four-step approach:

     - Ownership (creating awareness, assigning tasks);

     - Inventory (listing items to be assessed for Y2K readiness);

     - Assessment (prioritizing the inventoried items, assessing their Y2K readiness, planning corrective actions, making initial contingency plans); and

     - Corrective Action Deployment (implementing corrective actions, verifying implementation, finalizing contingency plans).

     At June 30, 1999, the Ownership, Inventory, Assessment and Corrective Action Deployment steps were essentially complete for priority items in each of the four program areas. Texas Instruments considers priority items to be those that could significantly disrupt Texas Instruments' business operations.

     Further discussion of the status as of June 30, 1999, by program area follows:

     - Information Technology: Corrective actions have been deployed for substantially all of Texas Instruments' legacy business strategic information systems (manufacturing, marketing, financial and human resources). In the ordinary course of business, Texas Instruments continues to install new business systems as appropriate. Verification of Y2K readiness is incorporated into the process of implementing these new systems. Corrective action deployment of infrastructure hardware and software that support Texas Instruments' enterprise-wide networks and servers is essentially complete. Texas Instruments has also deployed an assessment tool and corrective action process for desktop computers. Texas Instruments' EDI interfaces have been tested with major customers and suppliers, and Texas Instruments believes that those interfaces are Y2K ready.

     - Physical Plant: Corrective action deployment for manufacturing equipment and facilities is essentially complete.

     - Products: Texas Instruments is essentially complete with the Y2K readiness assessment of its products and is providing product status information on its company web site. Divested product lines were not part of this assessment. The effort has included semiconductor devices sold within the past five years. Texas Instruments' assessment indicates that the majority of semiconductor products either have no date logic or are programmable devices that require customer assessment of any software and firmware or other elements added by or at the request of Texas Instruments' customers. The likelihood and extent of Y2K problems relating to devices that require customer assessment are unknown. Texas Instruments has identified date-related issues with certain of Texas Instruments' semiconductor application software development tools and is providing corrective software patches. The company believes these development tool issues are unlikely to cause significant problems for Texas Instruments customers. Assessment of products of the Materials & Controls, Educational & Productivity Solutions, and Digital Light Processing businesses indicates they are either Y2K ready or have no date logic.

     - Extended Enterprise: Texas Instruments' Y2K supplier program has attempted to assess the readiness of Texas Instruments suppliers, focusing on those that could significantly disrupt Texas Instruments' business operations. Texas Instruments began contacting its suppliers in 1997 to assess their readiness. This effort has included sending Y2K surveys and conducting onsite Y2K reviews with selected suppliers. Texas Instruments' assessment of its critical suppliers is essentially complete, and contingency plans have been developed for those suppliers that were not assessed Y2K ready by June 30. Texas Instruments also has discussed Y2K status with selected strategic customers.

     - Other Activities: Texas Instruments continues to review Y2K issues relating to its information technology, physical plant, products, suppliers and customers. As noted above, Texas Instruments has developed a set of contingency plans as of June 30, 1999 on the basis of information available as of that time. It will refine those plans and implement them as needed in response to further information gathered through the end of the year. In addition, Texas Instruments intends to take actions to verify and maintain its Y2K readiness and finalize its year-end operating plan (for example, its plan for staffing to address Y2K issues that arise during the transition to 2000).

     - Costs to Address Y2K Issues: Texas Instruments' estimated aggregate costs for its Y2K activities from 1995 through 2000 are expected to range from $65 million to $75 million. Through June 30, 1999, Texas Instruments has spent approximately $60 million.

     - Risks of Y2K Issues and Contingency Plans: Texas Instruments' contingency planning process is intended to mitigate worst-case business disruptions. Texas Instruments believes that its most reasonably likely worst-case Y2K scenario would relate to disruption of supply from third parties as a result of Y2K problems experienced by those parties or their suppliers. Texas Instruments' manufacturing, sales and service operations are dependent on an ongoing supply of infrastructure services (such as electricity, water and telecommunication services), materials and equipment spare

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

parts from third parties as well as third-party transportation services. In many cases, Texas Instruments depends on a limited number of suppliers for those services and materials. A disruption in supply could interrupt manufacturing operations and result in damage to work in process as well as delays in product deliveries to customers. These results could affect Texas Instruments revenues and lead to claims by customers against the company. As part of contingency planning to address these risks, Texas Instruments is considering alternatives such as the creation of buffer inventories of critical supplies and identification of alternative suppliers.

     Texas Instruments customers may experience Y2K disruptions that affect the quantity or timing of their orders to Texas Instruments or their ability to make timely payment. If these disruptions occur, Texas Instruments revenues and cash flow may be affected. Texas Instruments cannot predict the likelihood of these disruptions or the extent of their impact on Texas Instruments. It is unknown whether customers will change their spending patterns in preparation for the Year 2000 (for example, by accelerating or delaying orders).

     Certain discontinued products and divested product lines present Y2K issues. In the event of product failure, these issues could expose Texas Instruments to product liability or other types of claims. It is difficult to predict the extent of potential liability. However, for several reasons, Texas Instruments does not expect these issues to result in any claim that will have a material effect on its results of operations. The reasons include the age of the products (resulting in many being retired from service or upgraded before the Year 2000), expiration of applicable warranty periods, widespread customer awareness of Y2K risks, and the efforts of Texas Instruments and the acquirers of its divested product lines to alert customers to Y2K issues affecting the products. Texas Instruments continues to review legal risks that may be associated with discontinued products and divested product lines.

     The preceding Year 2000 disclosure is designated a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR POWER TRENDS

BACKGROUND

     Power Trends was incorporated in September 1987 to meet the need for small and highly efficient integrated switching regulators and DC-to-DC converters in the 5-to-100 watt range for direct use on circuit boards. It focuses on three end-product segments: computer systems, communications and industrial equipment. Power Trends is a designer, manufacturer and supplier of on-board, low-voltage, modular power solutions and to date has sold over 12 million units.

YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998

     Net sales. Net sales increased $11,010,000, or 39.3%, to $39,015,000 during the year ended June 30, 1999 from $28,005,000 during the year ended June 30, 1998. This growth in sales was primarily a result of the success at key accounts of new products introduced during fiscal years 1997 and 1998.

     Cost of goods sold. Cost of goods sold increased $6,504,000, or 35.6%, to $24,787,000 during the year ended June 30, 1999 from $18,282,000 during the year ended June 30, 1998. This increase was primarily due to the substantial increase in sales during fiscal year 1999 over sales during the prior fiscal year. Gross profit increased $4,505,000, or 46.3%, to $14,228,000, or 36.5% of net sales, from 9,723,000, or 34.7% of net sales, during fiscal year 1998. This increase was primarily attributable to lower component costs, improved manufacturing yield and the absorption of manufacturing overhead over the larger number of units sold.

     Operating expenses. Operating expenses, consisting of general and administrative, research and development and selling and marketing expenses, increased $1,815,000, or 25.3%, to $8,979,000 during the year ended June 30, 1999 from $7,164,000 during the year ended June 30, 1998. As a percentage of net sales, operating expenses declined from 25.6% in fiscal year 1998 to 23.0% in fiscal year 1999. This decline was primarily the result of leveraging selling and marketing expenses and general and administrative expenses, both of which declined as a percentage of net sales.

     General and administrative expenses. General and administrative expenses increased $252,000, or 25.5%, to $1,233,000 during the year ended June 30, 1999 from $981,000 during the year ended June 30, 1998. As a percentage of net sales, general and administrative expenses declined from 3.5% in fiscal year 1998 to 3.2% in fiscal year 1999.

     Research and development expenses. Research and development expenses increased $841,000, or 36.3%, to $3,158,000 during the year ended June 30, 1999 from $2,317,000 during the year ended June 30, 1998. As a percentage of net sales, research and development expenses declined from 8.3% in fiscal year 1998 to 8.1% in fiscal year 1999.

     Selling and marketing expenses. Selling and marketing expenses increased $722,000, or 18.7%, to $4,588,000 during the year ended June 30, 1999 from
$3,866,000 during the year ended June 30, 1998. As a percentage of net sales, selling and marketing expenses declined from 13.8% in fiscal year 1998 to 11.8% in fiscal year 1999.

     Interest income and interest expense. Interest income increased $33,000 during the year ended June 30, 1999 to $63,000 from $30,000 during the year ended June 30, 1998. This increase was a result of higher invested cash balances attributable to the increase in net income. Interest expense, consisting of interest on capital lease obligations and term loans for equipment purchases, increased $7,000 to 279,000 during fiscal year 1999 from $272,000 during fiscal year 1998.

     Income tax expense. The effective tax rate of 4.8% for the year ended June 30, 1999 reflects the utilization of Power Trends' net operating loss carryforwards and tax credit carryforwards.

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997

     Net sales. Net sales increased $9,597,000, or 52.1%, to $28,005,000 during the year ended June 30, 1998 from $18,408,000 during the year ended June 30, 1997. This growth in sales was primarily a result of successful market penetration at new and existing key accounts.

     Cost of goods sold. Cost of goods sold increased $6,366,000, or 53.4%, to $18,282,000 during the year ended June 30, 1998 from $11,916,000 during the year ended June 30, 1997. This increase was primarily due to the substantial increase in sales during fiscal year 1998 over sales during fiscal year 1997. Gross profit increased $3,231,000, or 49.8%, to $9,723,000 during fiscal year 1998 from $6,492,000 during fiscal year 1998. As a percentage of net sales, gross profits decreased to 34.7% during fiscal year 1998 from 35.3% during fiscal year 1997. This decrease in gross profits as a percentage of net sales was primarily attributable to more aggressive pricing at new key accounts, partially offset by the absorption of manufacturing overhead over a larger number of units sold.

     Operating expenses. Operating expenses, consisting of general and administrative, research and development and selling and marketing expenses, increased $1,625,000, or 29.4%, to $7,164,000 during the year ended June 30, 1998 from $5,539,000 during the year ended June 30, 1997. As a percentage of net sales, operating expenses declined from 30.1% in fiscal year 1997 to 25.6% in fiscal year 1998. This decline was primarily the result of greater leverage in all three areas of operating expense attributable largely to significant investments in research and development and marketing and sales during the latter half of fiscal year 1996.

     General and administrative expenses. General and administrative expenses increased $181,000, or 22.7%, to $981,000 during the year ended June 30, 1998 from $799,000 during the year ended June 30, 1997. As a percentage of net sales, general and administrative expenses declined from 4.3% in fiscal year 1997 to 3.5% in fiscal year 1998.

     Research and development expenses. Research and development expenses increased $589,000, or 34.1%, to $2,317,000 during the year ended June 30, 1998 from $1,728,000 during the year ended June 30, 1997. As a percentage of net sales, research and development expenses declined from 9.4% in fiscal year 1997 to 8.3% in fiscal year 1998.

     Selling and marketing expenses. Selling and marketing expenses increased $855,000, or 28.4%, to $3,866,000 during the year ended June 30, 1998 from
$3,011,000 during the year ended June 30, 1997. As a percentage of net sales, selling and marketing expenses declined from 16.4% in fiscal year 1997 to 13.8% in fiscal year 1998.

     Interest income and interest expense. Interest income decreased $13,000 during the year ended June 30, 1998 to $30,000 from $43,000 during the year ended June 30, 1997. Interest expense, consisting of interest on capital lease obligations and term loans for equipment purchases, increased $68,000 to $272,000 during fiscal year 1998 from $204,000 during fiscal year 1997.

     Income tax expense. The effective tax rate of 2.6% for the year ended June 30, 1998 reflects the utilization of Power Trends' net operating loss carryforwards and tax credit carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     Power Trends has been financed principally through the sale of preferred stock to investors. Through the last rounds of preferred stock financing, which were completed in February and December 1994, purchasers of preferred stock invested a total of $10,415,000, net of associated expenses. These funds were used to fund operating losses, capital expenditures and working capital requirements.

     Power Trends' preferred stock is redeemable by the holders under certain circumstances. The redemption price is the original cost plus 8.0% per annum from the date of issuance. At June 30, 1999, the redemption value of Power Trends's outstanding preferred stock was $19,770,000.

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

     Power Trends has also been able to obtain equipment lease financing and term loans to finance its equipment purchases and a revolving line of credit for working capital purposes. At June 30, 1999, Power Trends' total long-term debt was $3,116,000. In August 1999, Power Trends renewed its $1,000,000 revolving line of credit for working capital purposes, established a $1,000,000 non-revolving line of credit for equipment purchases and consolidated its outstanding terms loans for $2,868,000.

     At June 30, 1999, Power Trends had working capital of $7,752,000 compared to $5,020,000 and $3,170,000 at June 30, 1998 and 1997, respectively.

     Net cash provided by operating activities was $4,510,000 during the year ended June 30, 1999 compared to $1,356,000 for the year ended June 30, 1998 and $890,000 for the year ended June 30, 1997.

     Net cash used in investing activities was $2,820,000 during the year ended June 30, 1999 compared to $1,954,000 for the year ended June 30, 1998 and $1,959,000 for the year ended June 30, 1997. The increase in net cash used in investing activities during fiscal year 1999 over fiscal year 1998 was primarily the result of additional capital expenditures to meet manufacturing requirements as a result of increased sales.

     Net cash provided by financing activities was $119,000 during the year ended June 30, 1999, compared to $636,000 for the year ended June 30, 1998 and $666,000 for the year ended June 30, 1997.

YEAR 2000

     Power Trends conducted an extensive review of potential year 2000 issues and has developed and substantially completed the implementation of a plan to modify its information systems in anticipation of the year 2000. The cost of implementing this plan was approximately $120,000. Power Trends has not had to redesign any of its products in anticipation of the year 2000 because none of its products contains any circuitry that relies on processing, providing or receiving date-related data. On the basis of questionnaires returned to Power Trends, Power Trends does not believe that its customers, suppliers or vendors will encounter year 2000 difficulties that will have a material impact on Power Trends results of operations.

     The preceding Year 2000 disclosure is designated a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act.

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

                        THE POWER TRENDS SPECIAL MEETING

GENERAL


     We are furnishing this proxy statement/prospectus to you in connection with the solicitation of proxies by the Power Trends board of directors for use at the Power Trends special meeting of stockholders. This proxy statement/prospectus, the attached notice of special meeting of stockholders and the enclosed form of proxy are first being mailed to the stockholders of Power Trends on or about November 2, 1999.


MATTERS TO BE CONSIDERED AT THE POWER TRENDS SPECIAL MEETING

     At the Power Trends special meeting, Power Trends stockholders will consider and vote on the proposal to approve and adopt the plan of merger set forth in the merger agreement.

     A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. We urge you to read carefully the merger agreement.

     AFTER CAREFUL CONSIDERATION, THE POWER TRENDS BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER ON SUBSTANTIALLY THE TERMS AND CONDITIONS SET FORTH IN THE MERGER AGREEMENT IS ADVISABLE AND IS FAIR TO, AND IN THE BEST INTERESTS OF, POWER TRENDS AND ITS STOCKHOLDERS. THE POWER TRENDS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF POWER TRENDS COMMON STOCK AND PREFERRED STOCK VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER.

DATE, TIME AND PLACE


     The Power Trends special meeting is scheduled to be held at 10:00 a.m., local time, on Monday, November 22, 1999, at the principal offices of Power Trends at 27715 Diehl Road, Warrenville, Illinois 60555.


     PLEASE COMPLETE THE ENCLOSED PROXY CARD AND MAIL IT IN THE ENCLOSED PREPAID RETURN ENVELOPE AS SOON AS POSSIBLE SO THAT YOUR SHARES MAY BE REPRESENTED AND VOTED AT THE SPECIAL MEETING.

     You should not send your Power Trends stock certificates with your proxy. A transmittal form with instructions for the surrender of your Power Trends common stock and preferred stock certificates will be mailed to you as soon as practicable after completion of the merger.

RECORD DATE; QUORUM


     The Power Trends board of directors has fixed the close of business on October 29, 1999 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Power Trends special meeting. On that date, Power Trends had 5,555,487 shares of common stock outstanding. The holders of these shares will vote together as a separate class from the preferred stock and will be entitled to one vote per share on the merger. In addition, as of the record date, Power Trends had 100,740 shares of preferred stock outstanding. The holders of those shares will vote together as a separate class from the common stock and will be entitled to one vote per share on the merger. The holders of common stock and the holders of preferred stock will also vote together, with each holder of common stock entitled to one vote per share and each holder of preferred stock entitled to 100 votes per share.


     A quorum is present at a special meeting if a majority of the shares of Power Trends common stock and a majority of the shares of Power Trends preferred stock entitled to vote at the meeting are represented in person or by proxy. Shares of Power Trends stock represented at the special meeting, but abstaining from voting, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of business.

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

VOTES REQUIRED

     The merger will be approved and adopted if (i) the holders of shares representing at least two-thirds of the votes that may be cast by the holders of all of the shares of Power Trends common stock vote in favor of approval of the merger, (ii) the holders of shares representing at least two-thirds of the votes that may be cast by the holders of all of the shares of Power Trends preferred stock vote in favor of approval of the merger, and (iii) holders of shares representing at least two-thirds of the votes that may be cast by the holders of all of the shares of Power Trends common stock and preferred stock (with each share of common stock having one vote and each share of preferred stock having 100 votes) vote in favor of approval of the merger.

VOTING BY POWER TRENDS' EXECUTIVE OFFICERS, DIRECTORS AND CERTAIN STOCKHOLDERS


     As of the record date, Power Trends' officers and directors owned and held the power to vote 1,780,269 shares of Power Trends common stock and 6,360 shares of Power Trends preferred stock, representing approximately 32% and 6.3% of the voting power of the outstanding Power Trends common stock and preferred stock, respectively, and have each indicated their present intention to vote, or cause to be voted, such shares in favor of approval of the merger. In addition, to induce Texas Instruments to enter into the merger agreement, certain stockholders of Power Trends have agreed, by entering into a voting agreement and without any additional consideration being paid to them, to vote the total of 1,321,518 shares of Power Trends common stock and 105,900 shares of Power Trends preferred stock held by them on the date of the execution of the voting agreement, representing approximately 43% and 84% of the total then outstanding voting power of Power Trends common stock and preferred stock, respectively, in favor of approving the merger at the Power Trends special meeting. Additionally, certain holders of Power Trends preferred stock agreed to convert a sufficient number of shares of preferred stock into Power Trends common stock to assure the requisite approvals of the merger by the holders of each of the Power Trends common stock and preferred stock. On October 27, 1999, 25,000 shares of Power Trends preferred stock were converted into 2,500,000 shares of common stock pursuant to such agreement. After giving effect to such conversion, the stockholders who are parties to the voting agreement owned, as of the record date, approximately 69% of the outstanding shares of Power Trends common stock and approximately 80% of the outstanding shares of Power Trends preferred stock. A copy of the voting agreement is attached as Annex B to this proxy statement/prospectus.


VOTING OF PROXIES; REVOCABILITY OF PROXIES

     Shares of Power Trends common stock and preferred stock represented by properly executed proxies received in advance of the special meeting will, unless these proxies have been properly revoked, be voted in accordance with the instructions indicated on such proxies or, if no instructions have been indicated, will be voted in favor of approval of the merger, and, in the discretion of the individuals named in the accompanying proxy card, on any other matters which may properly come before the Power Trends special meeting. Abstentions may be specified with respect to the approval and adoption of the merger by properly marking the "ABSTAIN" box on the proxy card for such proposal.

     Any proxy may be revoked by the stockholder giving it, at any time prior to its being exercised, by filing a notice of revocation with the Secretary of Power Trends at the address given on the notice of stockholders' meeting accompanying this proxy statement/prospectus, by submitting a duly executed proxy card bearing a later date than an earlier submitted proxy. Any proxy may also be revoked by the stockholder's attendance at the Power Trends special meeting and voting in person. A notice of revocation need not be on any specific form, but must be in writing.

     Only shares affirmatively voted for the approval of the merger, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes for that proposal. If a Power Trends stockholder abstains from voting or does not vote, either in person or by proxy, it will have the same effect as if that Power Trends stockholder had voted against the approval and adoption of the merger.

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

     The persons named as proxies by a stockholder may propose and vote for one or more adjournments of the special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against the proposal to approve the merger will be voted in favor of any such adjournment or postponement.

     Power Trends does not expect that any matter other than the proposal to approve the merger will be brought before the special meeting. If, however, the Power Trends board of directors properly presents other matters, the persons named as proxies will vote in accordance with their discretion.

SOLICITATION OF PROXIES

     Proxies are being solicited by and on behalf of the Power Trends board of directors. Power Trends will bear the costs relating to the solicitation of proxies. In addition to solicitation by mail, Power Trends' directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile machine and personal interviews, and Power Trends reserves the right to retain outside agencies for the purpose of soliciting proxies, which may be paid customary fees for performing those services.

                                   THE MERGER

BACKGROUND

     On May 21, 1999, Power Trends invited four investment banks to make presentations to its board of directors to help evaluate Power Trends' strategic alternatives. On May 25, the Power Trends board of directors again met to discuss the presentations made, and, on June 1, the board of directors selected SG Cowen Securities Corporation ("SG Cowen") as Power Trends' investment banker to pursue a strategic sale of the company.

     On June 9, 1999, the Power Trends board of directors appointed a special committee of three directors to supervise the sales process. Over the next few days, SG Cowen worked with the special committee and management of Power Trends to develop a list of potential purchasers to be contacted.

     On June 24, 1999, SG Cowen initiated contact with Texas Instruments about a possible Texas Instruments acquisition of Power Trends and sent Texas Instruments a written summary description of the business of Power Trends. Also on June 24, SG Cowen initiated the process of sending a summary description of Power Trends to approximately 30 other potential buyers. This process continued over the next few weeks until all targeted parties had been contacted. After confidentiality agreements were signed, SG Cowen sent an information memorandum to each of those parties. This process continued through mid-August.

     On July 12, 1999, SG Cowen contacted Texas Instruments again to ask Texas Instruments to consider a possible acquisition of Power Trends.

     On July 22, another representative of Power Trends orally provided background information to Texas Instruments about the business of Power Trends, and Texas Instruments expressed an interest in considering a possible acquisition of Power Trends.

     On July 26, 1999, Texas Instruments and Power Trends executed a confidentiality agreement.

     On July 27, 1999, SG Cowen provided Texas Instruments with a confidential information memorandum describing Power Trends' business and financial performance.

     On August 6, 1999, SG Cowen sent a letter to Texas Instruments and other potential buyers outlining the requested procedures for such parties to indicate their interest in Power Trends, if any.

     On August 13, 1999, representatives of Texas Instruments and Power Trends met to discuss various aspects of Power Trends' business operations, including its strategy, product line, intellectual property and recent financial performance, and Texas Instruments' representatives toured the Warrenville, Illinois facility of Power Trends.

     During the week of August 16, Texas Instruments organized an internal team to evaluate further the possibility of an acquisition of Power Trends, and engaged Weil, Gotshal & Manges LLP as legal advisors. During the week of August 23, the team continued its evaluation.

     On August 27, 1999, based on initial indications of interest received from 12 potential buyers, the board of directors of Power Trends decided that discussions with three of those potential buyers should continue.

     On August 30, 1999, Texas Instruments delivered to SG Cowen a non-binding expression of Texas Instruments' interest in a possible acquisition of Power Trends. On the basis of that expression of interest, Power Trends decided to include Texas Instruments among the potential buyers with which it would continue discussions.

     On September 3, 1999, SG Cowen advised Texas Instruments and the three other potential buyers with which it was continuing discussions that they would be given access to a data room containing financial, operational and strategic information of Power Trends and an opportunity to meet with company management.

     On September 16, 1999, the Texas Instruments board of directors authorized a proposed acquisition of Power Trends through a merger transaction in which all of the outstanding capital stock of Power Trends would be exchanged for common stock of Texas Instruments.

     On September 16 and 17, 1999, members of the Texas Instruments team conducted due diligence at the offices of Johnson and Colmar, legal advisors to Power Trends, toured the manufacturing facilities of Power Trends and met with Power Trends representatives to discuss various aspects of Power Trends' operations, strategy and financial performance. On September 20, 1999, an additional member of the Texas Instruments team toured Power Trends' manufacturing facilities and discussed manufacturing issues with Power Trends representatives.

     On September 22, 1999, Texas Instruments delivered to SG Cowen a non-binding expression of Texas Instruments' interest in an acquisition of Power Trends through a merger transaction in which all of the stock of Power Trends would be exchanged for Texas Instruments common stock. On September 22, 1999, SG Cowen also received expressions of interest from two other potential buyers. Two expressions of interest were identical in amount, causing the board of directors of Power Trends to request revised expressions of interest from two potential buyers, one of which was Texas Instruments.

     After discussions among Texas Instruments and Power Trends representatives of the ratio at which Power Trends stock would be exchanged for Texas Instruments common stock in a possible transaction, Texas Instruments delivered to Power Trends on September 24, 1999, a non-binding expression of its interest in a merger transaction that would result in the exchange of all of Power Trends stock for Texas Instruments common stock having an aggregate value of $145 million.

     This expression of interest was reviewed by the board of directors of Power Trends at a meeting by teleconference the same day in which all of the directors participated. The board of directors authorized the special committee to negotiate and approve the final terms of a definitive merger agreement with Texas Instruments.

     On September 24, 1999, Texas Instruments and Power Trends also negotiated and entered into an exclusivity agreement.

     From September 25, 1999, until the early morning of September 29, 1999, representatives of Texas Instruments and Power Trends negotiated definitive agreements. Based on its determination that the merger agreement with Texas Instruments would provide the greatest value among the available alternatives to Power Trends' stockholders, the Power Trends special committee, on September 28, 1999, approved the proposed merger agreement. On September 29, 1999, Texas Instruments and Power Trends delivered the final, executed merger agreement and related agreements, including employment agreements with six officers of Power Trends.

     On October 4, 1999, Texas Instruments and Power Trends issued a joint press release announcing the execution of the merger agreement and the terms of the merger.

REASONS FOR THE MERGER

  Texas Instruments' Reasons for the Merger

     Texas Instruments believes the combination of Power Trends' position as a leading provider of modular power products with Texas Instruments' position as the world's leading provider of analog products will strengthen its portfolio of catalog analog products for power management. Power Trends' products are plug-in modules that regulate power on the customer's circuit board close to the electronic component being powered. These products complement Texas Instruments' catalog products with no overlap.

     Texas Instruments expects the demand for plug-in modules to grow as high-performance integrated circuits such as digital signal processors present increasingly complex issues for power management. Plug-in modules offer the customer a cost-effective solution to these issues, enabling the use of scarce design resources for other tasks and helping the customer bring its product to market more quickly.

     Texas Instruments believes that Power Trends' systems and applications knowledge and its design expertise, combined with Texas Instruments' strength in analog products, will enable Texas Instruments to offer customers more complete solutions to their power-management needs. With its worldwide sales capabilities, Texas Instruments also believes it will be able to offer these products to a broader customer base than Power Trends has previously been able to serve.

  Power Trends' Reasons for the Merger

     In making its determination that the merger on substantially the terms and conditions set forth in the merger agreement is advisable and to recommend approval and adoption of the merger by the Power Trends stockholders, the Power Trends board of directors consulted with its management team and advisors and independently considered the proposed merger agreement and the transactions contemplated by the merger agreement. The Power Trends board of directors considered the following factors as reasons that the merger will be beneficial to Power Trends and its stockholders:

     - the complementary nature of the companies' product offerings and possible synergies from combining Power Trends and Texas Instruments, particularly synergies relating to accessing underserved sales and distribution channels (primarily international), integrating Texas Instruments' components into Power Trends products, improving manufacturing efficiency by utilizing Texas Instruments' facilities, and eliminating duplicative back-office operations;

     - the terms and conditions of the merger agreement, including the provisions relating to termination rights, closing conditions and the calculation of the exchange ratio;

     - the expected qualification of the merger as a reorganization under
       Section 368(a) of the Internal Revenue Code; and

     - the advice and analysis of Power Trends' financial advisor, SG Cowen, throughout the merger discussions and negotiations.

     In the course of deliberations, the Power Trends board of directors also considered a number of additional factors relevant to the merger, including:

     - information relating to the business, assets, management, competitive position, operating performance and prospects of each of Power Trends and Texas Instruments, including the prospects of Power Trends if it were to continue as an independent company;

     - current industry, market and economic conditions;

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

     - the possibility of strategic alternatives to the merger for enhancing long-term stockholder value, including the possibility of other potential strategic transactions, the possibility of pursuing an initial public offering of its common stock or remaining as an independent company;

     - the impact of the merger on Power Trends' customers, suppliers and employees; and

     - the likelihood that the merger would be completed.

     The Power Trends board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

     - the risk that the operations of Power Trends and Texas Instruments might not be successfully integrated;

     - a recognition that Texas Instruments common stock has traded at high multiples, and the risk that these multiples might not be sustained in the future;

     - the risk that, despite the efforts of Power Trends and Texas Instruments after the merger, key employees might leave Power Trends; and

     - the risk that the potential benefits of the merger might not be fully realized.

     The Power Trends board of directors believed that some of these risks were unlikely to occur, that Power Trends and Texas Instruments could avoid or mitigate others, and that, overall, these risks were outweighed by the potential benefits of the merger.

     In view of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Power Trends board of directors considered the factors as a whole and did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination. In addition, individual members of the Power Trends board of directors may have given different weight to different factors.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF POWER TRENDS

     After careful consideration, the Power Trends board of directors has unanimously determined that the terms of the merger agreement and the merger on substantially the terms and conditions set forth in the merger agreement are advisable and are fair to, and in the best interests of, Power Trends and its stockholders. The Power Trends board of directors has approved the merger agreement and the plan of merger on substantially the terms and conditions set forth in the merger agreement and unanimously recommends that the stockholders of Power Trends vote "for" the approval of the merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Power Trends board of directors to approve and adopt the merger, stockholders of Power Trends should be aware that some members of the management of Power Trends have interests in the merger that are different from, or in addition to, the interests of stockholders of Power Trends generally.

     All of the officers of Power Trends are beneficial owners of stock options to purchase Power Trends common stock. The unvested portion of these stock options will become fully vested and immediately exercisable and will be assumed by Texas Instruments and will be deemed to constitute options to acquire shares of Texas Instruments common stock with appropriate adjustments in share amounts and exercise price to reflect the exchange ratio in the merger. See the discussion under the section entitled "The Merger Agreement -- Treatment of Stock Options." In addition, certain officers of Power Trends, consisting of G. Russell Ashdown, Robert H. Ackmann, Brian C. Narveson, Thomas A. Rotunno, George Ann Zimmerer, and Stephen A. Anderson have entered into employment agreements with Texas Instruments which will become effective upon completion of the merger, all of which provide for salary and benefits and some of which additionally provide for awards for Texas Instruments restricted stock units and options to purchase Texas Instruments common stock.

EMPLOYEE BENEFIT PLANS

     Pursuant to the merger agreement, Texas Instruments will honor the obligations of Power Trends and its subsidiaries under Power Trends' employee benefit plans. The employees of Power Trends, including the executive officers, will be eligible to participate in Texas Instruments' applicable employee benefit plans as soon as administratively convenient following the merger. At Texas Instruments' discretion, service with Power Trends and its affiliates may be treated as service with Texas Instruments for some purposes to the same extent such service was counted under the corresponding Power Trends benefit plan, if any.

DISSENTERS' RIGHTS

     Under Illinois law, you are entitled to exercise dissenter's rights and obtain payment for your shares as a result of Texas Instruments' acquisition of Power Trends, provided that you comply with the provisions of Sections 11.65 and
11.70 of the Illinois Business Corporation Act (the "IBCA") (a copy is attached as Annex C and incorporated in this prospectus/proxy statement by reference). If you comply with the provisions of Section 11.70 of the IBCA, then upon consummation of the merger, you are entitled to receive payment from Texas Instruments for the fair value of your shares plus accrued interest. If Texas Instruments and you can not agree on the fair value of your shares or the accrued interest, then the IBCA provides for a judicial determination of these amounts. The value as determined by an Illinois court may be more or less than the value you are entitled to under the merger agreement. If you desire to exercise dissenter's rights, you should refer to the statute in its entirety and should consult with legal counsel prior to taking any action to ensure that you comply strictly with the applicable statutory provisions.

     In summary, to exercise dissenter's rights, you must do all of the following:

     - deliver to Power Trends a written demand for payment of your shares before the vote on the merger is taken;

     - not vote in favor of the merger (note that a vote, in person or by proxy, against approval and adoption of the merger agreement will not constitute a written demand for appraisal); and

     - continue to hold your shares of Power Trends common stock or preferred stock through the effective time of the merger.

     Your failure to vote against the proposal to adopt the merger agreement will not constitute a waiver of your dissenter's rights under the IBCA. Conversely, a vote against approval and adoption of the merger agreement will not by itself be sufficient to satisfy your obligations if you are seeking an appraisal. You must follow the procedures set forth in Section 11.70 of the IBCA.

     Each outstanding share of Power Trends common stock and preferred stock as to which a legally sufficient demand in accordance with Section 11.70 of the IBCA has been made and that was not voted in favor of approval of the merger will, after the effective time of the merger, represent only the rights of a dissenting stockholder under the IBCA. This includes the right to obtain payment for the estimated fair value of those shares, plus accrued interest, as provided under the IBCA.

     Within ten days after the effective date of the merger or 30 days after you have delivered your written demand for payment, whichever is later, Texas Instruments will send to you a statement setting forth its opinion as to the fair value of your shares, as well as certain financial statements and a commitment to pay to you such estimated fair value for your shares. If you do not agree with the opinion of Texas Instruments as to the estimated fair value of the shares or the amount of interest due, then within 30 days of your receipt of Texas Instruments' valuation statement, you must notify Texas Instruments as to what you estimate the fair value of your shares to be and demand the difference between your estimated fair value and interest due and the amount of the payment by Texas Instruments.

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

     If, within 60 days from delivery of Texas Instruments' notice to the dissenting stockholders, you and Texas Instruments have not agreed in writing as to the fair value of the shares of interest due, Texas Instruments will either pay the difference in value demanded by you, with interest, or file a petition in the circuit court requesting the court to determine the fair value of the shares and interest due. Texas Instruments will be required to then make all dissenters a party to such proceeding. If Texas Instruments does not commence the action, you may commence an action as permitted by law.

     In a proceeding brought by Texas Instruments to determine value, the court will determine the costs of the proceeding, including the reasonable compensation of expenses of the appraisers appointed by the court and excluding fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the price that Texas Instruments estimated to be the fair value of the shares or if no estimate was given, then all or any part of the costs may be assessed against Texas Instruments. If the amount that any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The costs may be awarded to the dissenter if the court finds that Texas Instruments did not substantially comply with the procedure to dissent in the statute. In addition, costs can be assessed against either party if the court finds that that party acted arbitrarily, vexatiously, or not in good faith with respect to the dissenter's rights.

     A share for which you have properly exercised your dissenter's rights and followed the right to dissent procedures in the IBCA will not be converted into, or represent, a right to receive Texas Instruments common stock as provided under the merger agreement. Any of these shares will not, after the effective time of the merger, be entitled to vote for any purpose or receive any dividends or other distributions. If, however, you, as the holder of such shares, fail to properly perfect, effectively withdraw, waive or lose, or otherwise become ineligible to exercise dissenting stockholder's rights under the IBCA, then at that time these shares held by you will be converted into Texas Instruments common stock as provided in the merger agreement.

ACCOUNTING TREATMENT

     The merger is intended to qualify as a "pooling of interests" for financial reporting purposes under generally accepted accounting principles. Under this method of accounting, the recorded assets and liabilities of Texas Instruments and Power Trends will be carried forward to the combined company at their recorded amounts. The operating results of the combined company will include operating results of Texas Instruments and Power Trends for the periods subsequent to the combination and, to the extent material, the combined recorded operating results of the separate companies for periods prior to the combination on a restated basis.

FEDERAL SECURITIES LAWS CONSEQUENCES

     All shares of Texas Instruments common stock received by Power Trends stockholders in the merger will be freely transferable, except that shares of Texas Instruments common stock received by persons who are deemed to be "affiliates," as such term is defined under the Securities Act, of Power Trends prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who are affiliates of Power Trends generally include individuals or entities that control, are controlled by, or are under common control with, Power Trends and may include certain officers and directors of Power Trends as well as principal stockholders of Power Trends. Pursuant to the terms of the merger agreement, Power Trends is required to obtain from all current "affiliates" of Power Trends a letter agreement to the effect that such affiliates will not offer or sell or otherwise dispose of any of the shares of Texas Instruments common stock issued to him or her in or in connection with the merger in violation of the Securities Act or the rules and regulations promulgated by the Securities and Exchange Commission under such Act.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF TEXAS INSTRUMENTS AND POWER TRENDS

     Upon the completion of the merger, the holders of Power Trends common stock and preferred stock will become holders of Texas Instruments common stock. As holders of Texas Instruments common stock after the merger, current holders of Power Trends preferred stock will no longer have the special rights and preferences afforded them under Power Trends' articles of incorporation and under Illinois law. The rights of Texas Instruments stockholders are governed by Texas Instruments' restated certificate of incorporation, its bylaws and Delaware law, including the Delaware General Corporation Law (the "DGCL"). The rights of Power Trends stockholders are governed by its charter, its bylaws and Illinois law, including the Illinois Business Corporation Act (the "IBCA").

     The following is a summary of the material differences between the rights of the holders of Power Trends common stock and preferred stock and the rights of holders of Texas Instruments common stock.


     The following summary does not purport to be a complete statement of the rights of Texas Instruments stockholders under Delaware law, Texas Instruments' restated certificate of incorporation and Texas Instruments' bylaws as compared with the rights of the Power Trends stockholders under Illinois law, Power Trends' articles of incorporation and Power Trends' bylaws, and does not purport to be a complete description of the specific provisions referred to below. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the governing corporate instruments of Texas Instruments incorporated by reference to the registration statement of which this proxy statement/prospectus is a part, to which stockholders are referred. The material terms of Texas Instruments common stock are described under the heading "Description of Capital Stock of Texas Instruments" on page 83.


  Number of Directors

     Power Trends. Under the IBCA, the board of directors of a corporation must consist of at least one member. The Power Trends articles of incorporation provide that the board of directors shall consist of a minimum of five and a maximum of seven directors, as fixed by the board of directors. Moreover, the Power Trends articles of incorporation provide that in the event that Power Trends fails to honor certain obligations to the holders of the Power Trends preferred stock or takes actions inconsistent with its articles of incorporation, then the board of directors will, at the request of the holders of the majority of the shares of the Power Trends preferred stock then outstanding, be increased by the minimum number as will constitute a majority of the board of directors, and the holders of the Power Trends preferred stock will have the right to elect individuals to fill these newly created directorships.

     Texas Instruments. The DGCL permits the certificate of incorporation or bylaws to contain a provision regarding the number of directors. Under the Texas Instruments bylaws, the maximum number of directors of Texas Instruments is 15 until changed by resolution of the board of directors. There are currently 10 directors serving on the Texas Instruments board of directors. The DGCL permits a Delaware corporation's board of directors to be divided into up to three classes with staggered terms of office by adopting a classification provision in the corporation's certificate of incorporation or bylaws. Texas Instruments does not have a classified board and neither its certificate of incorporation nor its bylaws provides for classification.

  Removal of Directors

     Power Trends. Subject to certain exceptions relating to notice requirements, cumulative voting and voting based on class or series, the IBCA provides that one or more of the directors of a corporation may be removed, with or without cause, at a meeting of stockholders by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors.

     The Power Trends articles of incorporation provide that a director elected by the stockholders may be removed, with or without cause, by the vote of holders of at least 60% of the voting rights of the outstanding shares of Power Trends common stock and preferred stock (with each share of common stock having one vote per share and each share of preferred stock having 100 votes per share). A director elected by the board of directors may be removed, with or without cause, at any regular or special meeting of the board of directors.

     Texas Instruments. Under the DGCL, the affirmative vote of a majority of the shares entitled to vote for the election of directors is required to remove directors, with or without cause, subject to certain exceptions relating to directors elected by the holders of a class or series, and corporations that have a classified board of directors.

  Filling Vacancies on the Board of Directors

     Power Trends. The IBCA provides that except as otherwise provided in the articles of incorporation, any vacancy occurring in the board of directors and any directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual meeting or at a special meeting of stockholders called for that purpose; provided, however, that the by-laws of a corporation may provide a method for filling vacancies arising between meetings of stockholders by reason of an increase in the number of directors or otherwise, by director or stockholder action and, in the absence of such provision, the board of directors may fill the vacancy.

     The Power Trends articles of incorporation provide that if a vacancy arises by reason of a director's resignation, death or removal by the board of directors, or if a vacancy arises by reason of an increase in the number of directors, the board of directors shall fill the vacancy. If an incumbent director is removed by the stockholders, the stockholders shall fill the vacancy.

     Under the Power Trends articles of incorporation, a director elected to fill a vacancy shall hold office until the next meeting of the stockholders or, if directors are not elected at this meeting, until the election of his or her successor.

     Texas Instruments. The DGCL provides that, unless otherwise provided in a corporation's certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority of the directors then in office or a sole remaining director, even though less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. However, the DGCL also provides that if the directors then in office constitute less than a majority of the corporation's whole board of directors, as constituted prior to any such increase, then, upon application by stockholders representing at least 10% of outstanding shares entitled to vote for such directors, the Delaware Court of Chancery may order a stockholder election of directors to be held. The Texas Instruments bylaws provide substantially the same provisions with respect to the filling of vacancies on the Texas Instruments board of directors as the provisions of the DGCL, and provide further that any vacancy not filled by the directors may be filled by the stockholders at any special meeting of the stockholders called for that purpose.

  Interested Director Transactions

     Power Trends. Under the IBCA, if a transaction is fair to a corporation at the time it was authorized, approved or ratified by the directors or stockholders, respectively, then the fact that a director of the corporation is directly or indirectly a party to the transaction is not grounds for invalidating the transaction or the director's vote regarding the transaction. Nevertheless, in a proceeding contesting the validity of such an "interested transaction," the person asserting the validity of such a transaction has the burden of proving the fairness of such transaction unless the material facts of the transaction and the director's interest or relationship were disclosed to the board of directors and such transaction was authorized, approved or ratified by "disinterested" directors, or the material facts of the transaction and the director's interest or relationship were disclosed to the stockholders and such transaction was authorized, approved or ratified by the "disinterested" stockholders. The Power Trends by-laws set forth similar provisions with respect to "interested" director transactions.

     Texas Instruments. Under the DGCL, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable solely because of such interest if such contract or transaction (1) is ratified by the stockholders (as set forth below) or a majority of disinterested members of the board of directors or a committee thereof if the material facts of the contract or transaction are disclosed or known or (2) was fair to the corporation at the time it was approved. Under the DGCL, any ratification of such a contract or transaction by the stockholders must be made by a majority of all stockholders in good faith.

  Amendment to Charter/Certificate of Incorporation

     Power Trends. In general, the IBCA provides that in order for the articles of incorporation to be amended, the board of directors must adopt a resolution to submit the proposed amendment to the stockholders for a vote and then at least two-thirds of the shares entitled to vote on such amendment vote in favor of the amendment. The articles of incorporation may supersede the two-thirds vote requirement and specify any smaller or larger vote requirement not less than a majority of the votes of the shares entitled to vote on the amendment and not less than a majority of the votes of the shares of each class or series of shares entitled to vote as a class on the amendment. Power Trends articles of incorporation specifically provides that no amendment, modification or waiver will be binding or effective with respect to the articles without the prior written consent of the holders of at least 66 2/3% of the preferred stock outstanding at the time such action is taken. No change in the terms of Power Trends articles of incorporation may be accomplished by merger or consolidation of Power Trends with another corporation unless Power Trends has obtained prior written consent of the holders of at least 66 2/3% of the preferred stock then outstanding.

     Texas Instruments. The DGCL provides that the certificate of incorporation of a corporation may be amended upon adoption by the board of directors of a resolution setting forth the proposed amendment and declaring its advisability, followed by the affirmative vote of a majority of the outstanding shares entitled to vote. It also provides that a certificate of incorporation may provide for a greater or lesser vote than would otherwise be required by the DGCL. The certificate of incorporation of Texas Instruments does not contain a provision requiring a vote greater or lesser than that specified in the DGCL to amend the certificate of incorporation.

  Amendment of Bylaws

     Power Trends. The IBCA provides that unless the power to make, alter, amend or repeal the by-laws is reserved to the stockholders by the articles of incorporation, the by-laws of the corporation may be made, altered, or repealed by the stockholders or the board of directors; provided however, that no by-laws adopted by the stockholders may be altered, amended or repealed by the board of directors if the by-laws so provide.

     Power Trends by-laws provide that the power to make, alter, amend, or repeal the by-laws shall be vested in the board of directors, unless reserved to the stockholders by the articles of incorporation. Power Trends articles of incorporation provide that the by-laws may not be amended without the approval of the holders of a majority of the shares of Power Trends preferred stock.

     Texas Instruments. Under the DGCL, a corporation's bylaws may be amended by the action of the stockholders and, if so provided in the certificate of incorporation, the directors. The Texas Instruments certificate of incorporation and bylaws provide that the Texas Instruments bylaws may be adopted, altered, or repealed by the affirmative vote of a majority of the board of directors or the stockholders at any regular or special meeting of directors or stockholders, as applicable. Any addition, alteration, amendment or repeal of a bylaw effected by the board of directors may be altered, amended or repealed by the stockholders.

  Stockholder Meetings and Provisions for Notices

     Power Trends. Power Trends by-laws provide that the board of directors may designate any place as a place of meeting for any annual meeting or for any special meeting called by the board of directors. If no designation is made, or if a special meeting is otherwise called, the place of the meeting shall be at the then-registered office of Power Trends in the State of Illinois. Power Trends by-laws provide that the annual meeting of the stockholders shall be held between July 1 and October 31 each year, on the date fixed by the board of directors.

     Special meetings of the stockholders may be called by the president, by the board of directors, by the chairman of the board of directors, or by the holders of not less than one-fifth of all the outstanding shares of Power Trends, for the purpose or purposes stated in the notice of meeting.

     The IBCA provides that written notice stating the place, day, and hour of the stockholder's meeting and, in the case of a special stockholder's meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets not less than 20 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at his or her address as it appears on the records of the corporation, with postage thereon prepaid.

     Whenever any notice is required to be given under the provisions of the IBCA or under the provisions of the articles of incorporation or by-laws of any corporation, the IBCA provides that a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute waiver of notice thereof unless the person at the meeting objects to the holding of the meeting because proper notice was not given.

     Texas Instruments. Under the DGCL, stockholder meetings may be held at any place, as provided in the bylaws. Under the DGCL, written notice of a stockholders meeting must state the place, date and time of the meeting, and for a special meeting and certain other meetings, the purpose or purposes for which the meeting is to be held. The Texas Instruments bylaws provide that written notice of every meeting of the stockholders, stating the place, date and hour of the meeting and, if a special meeting, the purpose or purposes for which the meeting is called, will be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder of record entitled to vote at that meeting. Special meetings of the stockholders may be called by the chairman of the board of directors, president or the board of directors of Texas Instruments.

  Advance Notice Provisions for Stockholder Proposals and Nominations

     Power Trends. Power Trends by-laws do not set forth provisions with respect to a stockholder nominating a candidate for election as a director or proposing business for consideration at an annual meeting of Power Trends stockholders.

     Texas Instruments. Under the Texas Instruments bylaws, for stockholders to nominate persons for election to the board of directors at the annual meeting of stockholders or to properly introduce business to be transacted at the annual meeting, a stockholder must deliver timely notice in a proper written form to Texas Instruments' principal executive offices. To be timely, the notice must be delivered or mailed and received by Texas Instruments not less than 70 days prior to the first anniversary of the preceding year's annual meeting.

  Voting by Stockholders; Proxies

     Power Trends. Under the IBCA, unless the articles of incorporation provide differently, each share of a corporation shall be entitled to one vote in each matter submitted to vote at a meeting of stockholders. The Power Trends articles of incorporation provide that, except for certain exceptions, holders of the Power Trends common stock and preferred stock will be entitled to vote on all matters submitted to a vote, with each share of common stock having one vote and each share of preferred stock having a number of votes equivalent to the number of shares of common stock issuable upon conversion of such share of preferred stock, which is currently 100 shares.

     The IBCA provides that a stockholder may appoint a proxy to vote or otherwise act for him or her by signing an appointment form and delivering it to the person so appointed. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy.

     Texas Instruments. The Texas Instruments bylaws provide that except as otherwise expressly provided by law or by the certificate of incorporation or the bylaws, each stockholder of Texas Instruments is entitled to one vote in person or by proxy for each share of the stock of Texas Instruments having voting powers held by him and registered in his name on the books of Texas Instruments on the date fixed by the board of directors for the determination of stockholders entitled to vote at the meeting. Under the DGCL, stockholder proxies are valid for three years from their date unless the proxy provides for a longer period.

  Stockholder Action Without a Meeting

     Power Trends. Under the IBCA and the Power Trends by-laws, any action which may be taken at a meeting of the stockholders may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken, is signed (i) by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting or
(ii) by all of the stockholders entitled to vote with respect to the subject matter thereof. However, if such consent is signed by less than all of the stockholders entitled to vote, then such consent shall become effective only if at least 5 days prior to the execution of the consent a notice in writing is delivered to all the stockholders entitled to vote with respect to the subject matter thereof and, after the effective date of the consent, prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be delivered in writing to those stockholders who have not consented in writing.

     Texas Instruments. Under the DGCL, unless otherwise provided in the certificate of incorporation, actions may be taken by the stockholders of a Delaware corporation by written consent, provided that the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the matter were present and voted. The Texas Instruments certificate of incorporation prohibits the stockholders from acting by written consent.

  Mergers, Consolidations and Sales of Assets

     Power Trends. In general, under the IBCA, a plan of merger, consolidation or share exchange must be approved by the affirmative votes of at least two-thirds of the votes of the shares entitled to vote on the plan unless any class or series of shares of any such corporation is entitled to vote as a class on the plan, in which event the plan must be approved by the affirmative votes of at least two-thirds of the votes of the shares of each such class or series of shares entitled to vote as a class on the plan and of the votes of the total shares entitled to vote on the plan. Any class of shares shall be entitled to vote as a class if the articles of incorporation so provide or if the plan of merger, consolidation or exchange, as the case may be, contains any provision which, if contained in a proposed amendment to the articles of incorporation, would entitle such class of shares to vote as a class.

     The articles of incorporation of any corporation may supersede the two-thirds vote requirement by specifying any smaller or larger vote requirement not less than a majority of the votes of the shares entitled to vote on the issue and not less than a majority of the votes of the shares of each class or series of shares entitled to vote as a class on the issue.

     The IBCA has analogous provisions for a sale, lease, exchange, or other disposition of all, or substantially all, of the property and assets of a corporation if not made in the usual and regular course of its business.

     The Power Trends articles of incorporation provide that any merger or consolidation or sale, lease, or other disposition of more than 20% of Power Trends consolidated assets requires an affirmative vote of the holders of a majority of the shares of preferred stock. Moreover, the articles of incorporation provide that no change to the articles may be accomplished by merger or consolidation of Power Trends with another corporation unless Power Trends has obtained the prior written consent of the holders of at least 66 2/3% of the preferred stock then outstanding.

     Texas Instruments. The DGCL generally requires approval of any merger, consolidation or sale of substantially all the assets of a corporation, other than parent-subsidiary mergers, by vote of the holders of a majority of all outstanding shares entitled to vote on the matter, unless the certificate of incorporation specifies a different percentage. The certificate of incorporation of Texas Instruments does not contain such a provision.

  Business Combinations

     Power Trends. Generally, the IBCA prohibits a "business combination" (generally including mergers, sales and leases of assets, issuances of securities and similar transactions) by a corporation or a subsidiary with an "interested Stockholder" (generally, the beneficial owner of 15% of more of a corporation voting stock) within three years after the person or entity becoming an interested stockholder. However, this provision is not applicable to Power Trends because Power Trends does not have a class of securities listed on a national securities exchange or approved for quotation on NASDAQ or held of record by more than 2,000 holders.

     Texas Instruments. Texas Instruments is subject to the provisions of
Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time such person became an interested stockholder unless:

     - prior to such time, the board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder; or

     - upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation's outstanding voting stock other than shares held by directors who are also officers and shares held by certain employee benefit plans; or

     - the business combination is approved by both the board of directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock at a meeting and not by written consent, excluding shares owned by the interested stockholder.

For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder," and the term "interested stockholder" means a person who, together with its affiliates and associates, owns or, under certain circumstances, has owned within the prior three years more than 15% of the outstanding voting stock of the corporation. Affiliates and associates of an "interested stockholder" are also considered "interested stockholders" for purposes of Section 203. Although Section 203 permits a corporation to elect not to be governed by its provisions in its certificate of incorporation, Texas Instruments has not made this election.

  Stockholder Rights Plan

     Power Trends. Power Trends has not adopted a stockholder rights plan.

     Texas Instruments. Texas Instruments has adopted a rights plan that is described under the heading "Description of Capital Stock of Texas Instruments -- The Rights Plan" on page 83. As described in that section, the rights plan may have antitakeover effects.

  Dissenter's Rights/Appraisal Rights

     Power Trends. Under the IBCA, a stockholder is entitled to exercise dissenter's rights and obtain payment for his shares as a result of the merger, consolidation, share exchange or sale of all or substantially all of a corporation's assets, provided that a stockholder complies with the provisions of Section 11.65 and 11.70 of the IBCA set forth in Annex C hereto. If the stockholder complies with the provisions of Section 11.65 and Section 11.70 of the IBCA, then upon consummation of a merger, the stockholder is entitled to receive payment from the surviving corporation for the fair value of his shares plus accrued interest. If the stockholder and the surviving company cannot agree on the fair value of the stockholder's shares or the accrued interest, then the IBCA provides for a judicial determination of these amounts. The value as determined by an Illinois court may be more or less than the value the stockholder would be entitled to under the merger agreement. To determine the fair value of the shares, the Illinois court will look at the value of the share immediately before the consummation of the merger, excluding any appreciation in anticipation of the merger, unless such exclusion would be inequitable.

     Texas Instruments. Pursuant to Section 262 of the DGCL, holders of Texas Instruments common stock will not be entitled to appraisal rights with respect to the merger because Texas Instruments is not one of the two merging corporations.

  Dividends

     Power Trends. Under the IBCA, the board of directors of a corporation may authorize, and the corporation may make, distributions to its stockholders, subject to any restriction in the articles of incorporation and provided that no distribution may be made if, after giving it effect, the corporation would be insolvent, or the net assets of the corporation would be less than zero or less than the maximum amount payable at the time of distribution to stockholders having preferential rights in liquidation if the corporation were then to be liquidated.

     Power Trends articles of incorporation provide that the holders of the Power Trends preferred stock and the holders of the common stock shall share pro rata (based on the number of shares of common stock that a holder of preferred stock would be entitled to receive upon conversion of the preferred stock into common stock) in all dividends and distributions as are declared from time to time by the board of directors. Power Trends articles of incorporation provide for certain differences in distributions to holders of Power Trends common stock and preferred stock upon a liquidation, dissolution or winding up of Power Trends.

     Texas Instruments. The DGCL permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. However, a corporation may repurchase shares having a preference upon the distribution of any of its assets or, if no shares entitled to a preference are outstanding, any of its shares, if it retires such shares upon acquisition and reduces the corporation's capital in connection therewith, and provided that, after any reduction in capital made in connection with such retirement of shares, the corporation's remaining assets are sufficient to pay any debts not otherwise provided for.

  Standard of Conduct for Directors

     Power Trends. Under the IBCA, directors and officers may, in discharging their duties, and in considering the best long term and short term interests of the corporation, consider the effects of any action (including without limitation, action which may involve or relate to a change or potential change in control of the corporation) upon employees, suppliers and customers of the corporation or its subsidiaries, communities in which offices or other establishments of the corporation or its subsidiaries are located, and
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

all other pertinent factors. Illinois courts have imposed fiduciary duties on directors of corporations similar to those under Delaware law as described below.

     Texas Instruments. Under Delaware law, the standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty has been said to require directors to refrain from self-dealing and the duty of care requires directors in managing the corporate affairs to use that amount of care which ordinarily careful and prudent persons would use in similar circumstances. In general, gross negligence has been established as the test for breach of the standard for the duty of care in the process of decision-making by directors of Delaware corporations. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

  Limitation of Liability and Indemnification of Directors and Officers

     Power Trends. Under the IBCA and Power Trends by-laws, Power Trends has the power to indemnify directors and officers who are or are threatened to be made parties to civil, criminal, administrative or investigative proceedings by reason of the fact that such person was a director or officer of the corporation against expenses, judgments, fines and amounts paid in settlement, if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to criminal proceedings, had no reasonable cause to believe that the conduct was unlawful. The termination of any action, suit or proceeding by judgment or settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Power Trends, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Furthermore, Power Trends has power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Under the IBCA and Power Trends by-laws, any such indemnification (unless ordered by a court) shall be made by Power Trends only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceedings, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

     Under the IBCA and Power Trends by-laws, Power Trends has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Power Trends, or is or was serving at the request of Power Trends as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.

     Texas Instruments. The DGCL provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends and unlawful stock purchases or redemptions under Section 174 of the DGCL; or

     - any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the certificate of incorporation of Texas Instruments contains a provision limiting the personal liability of a director of Texas Instruments to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The liability of officers may not be eliminated or limited under the DGCL.

     The DGCL generally permits indemnification for expenses incurred in the defense or settlement of third party actions by or in right of the corporation, and for judgments in third party actions, provided there is a determination by directors who were not parties to the action, or if directed by such directors, by independent legal counsel or by a majority vote of a quorum of the stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, or in a criminal proceeding that the person had no reason to believe his or her conduct to be unlawful. Without court approval, however, no indemnification may be made in respect of any action by or in right of the corporation in which such person is adjudged liable. The DGCL states that the indemnification provided by statute shall not be deemed exclusive of any rights under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Texas Instruments bylaws authorize Texas Instruments to indemnify any former or present director, officer or employee of Texas Instruments, to the fullest extent permitted by Delaware law.

  Authorized Capital

     Power Trends. Power Trends authorized capital stock consists of 17,000,000 shares of common stock, no par value, and 137,800 shares of preferred stock, no par value, consisting of 17,500 shares designated as Series A-1 Convertible Preferred Stock, 10,000 shares designated as Series A-2 Convertible Preferred Stock, 6,250 shares designated Series A-3 Convertible Preferred Stock, 77,050 shares designated as Series A-4 Convertible Preferred Stock and 27,000 shares designated as Series B-1 Convertible Preferred Stock.


     Power Trends has 5,555,487 shares of common stock issued and outstanding as of the record date.



     Power Trends has 100,740 shares of preferred stock issued and outstanding as of the record date, consisting of 17,500 shares of Series A-1 Convertible Preferred Stock, 10,000 shares of Series A-2 Convertible Preferred Stock, 6,250 shares of Series A-3 Convertible Preferred Stock, 45,245 shares of Series A-4 Convertible Preferred Stock, and 21,745 shares of Series B-1 Convertible Preferred Stock.



     There are outstanding options to purchase a total of 831,294 shares of Power Trends common stock.


     Texas Instruments. The authorized capital stock of Texas Instruments consists of 1,200,000,000 shares of Texas Instruments common stock, of which there were 792,411,479 shares outstanding as of September 30, 1999, and 10,000,000 shares of Texas Instruments preferred stock, none of which were outstanding as of September 30, 1999.

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

  Inspection Rights

     Power Trends. Under the IBCA, a stockholder of record shall have the right to examine, in person or by agent, at any reasonable time or times, the corporation's books and records of account, minutes, voting trust agreements filed with the corporation and record of stockholders, and to make extracts therefrom.

     Texas Instruments. A stockholder of a Delaware corporation may inspect the stockholder list and any stockholder making a written demand may inspect any other corporate books and records for any purpose reasonably related to such person's interest as a stockholder.

  Denial of Voting Rights

     Power Trends. The IBCA provides that holders of the outstanding shares of a class of stock shall be entitled to vote as a class upon a proposed amendment to the articles of incorporation, whether or not entitled to vote thereon by the articles of incorporation, if the amendment would change the number of authorized shares of the class or affect the powers, preferences or special rights of the class.

     Texas Instruments. The DGCL provides that holders of the outstanding shares of a class of stock shall be entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would change the par value of the class or adversely affect the powers, preferences or special rights of the class.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following general discussion summarizes the anticipated material U.S. federal income tax consequences of the merger to holders of Power Trends common stock and preferred stock who exchange such stock for Texas Instruments common stock in the merger. This discussion addresses only those stockholders who hold their Power Trends common stock or preferred stock as a capital asset, and does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect to apply a mark-to-market method of accounting, foreign holders, persons who hold such shares as a hedge against currency risk or as a part of a straddle, constructive sale or conversion transaction, or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation. The following discussion is not binding on the Internal Revenue Service. It is based upon the Internal Revenue Code, laws, regulations, rulings and decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to changes, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed.

     HOLDERS OF POWER TRENDS COMMON STOCK AND PREFERRED STOCK ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

     It is a condition to the consummation of the merger that (i) Power Trends receives an opinion from Johnson and Colmar, counsel to Power Trends, to the effect that the merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code and (ii) Texas Instruments receives an opinion from Weil, Gotshal & Manges LLP, counsel to Texas Instruments, to the effect that the merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code. Such opinions will be based on customary assumptions and representations made by Power Trends, Power Acquisition and Texas Instruments.

     Assuming the merger qualifies as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, holders of Power Trends common stock and preferred stock who exchange their Power Trends common stock and preferred stock solely for Texas Instruments common stock (including the Texas Instruments common stock placed in the escrow fund) in the merger will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, they receive in lieu of a fractional share of Texas Instruments common stock, and except to the extent, if any, of such Texas

Instruments common stock received that is attributable to accrued and unpaid dividends in respect of the Power Trends preferred stock. Each holder's aggregate tax basis in the Texas Instruments common stock received in the merger will be the same as his or her aggregate tax basis in the Power Trends common stock or preferred stock surrendered in the merger, decreased by the amount of any tax basis allocable to any fractional share for which cash is received. The holding period of the Texas Instruments common stock received in the merger by a holder of Power Trends common stock or preferred stock will include the holding period of Power Trends common stock or preferred stock, as applicable, that he or she surrendered in the merger.

     A holder of Power Trends common stock or preferred stock who receives cash instead of a fractional share of Texas Instruments common stock generally will be treated as if the fractional share of Texas Instruments common stock had been distributed to him or her as part of the merger and then redeemed by Texas Instruments in exchange for the cash actually distributed in lieu of the fractional share, with such redemption qualifying as an exchange under Section 302 of the Internal Revenue Code. Consequently, such holders generally will recognize capital gain or loss with respect to cash payments they receive in lieu of fractional shares. In the case of an individual stockholder, any such capital gain will generally be subject to a maximum U.S. federal income tax rate of 20% if the individual has held his or her Power Trends common stock or preferred stock for more than 12 months at the effective time of the merger. The deductibility of capital losses is subject to limitations for both individuals and corporations.

     Cash received by a holder of Power Trends common stock or preferred stock in satisfaction of dissenters' rights will result in the recognition of gain or loss for U.S. federal income tax purposes, measured by the difference between the amount of cash received and the basis of the Power Trends shares surrendered. The gain or loss will be capital gain or loss if the Power Trends shares were held as capital assets and will be long-term capital gain or loss if the Power Trends shares had been held for more than one year at the effective time of the merger.

REGULATORY MATTERS

     The Antitrust Division of the Department of Justice, the Federal Trade Commission, foreign regulatory agencies and others may challenge the merger on antitrust grounds either before or after the expiration of the applicable waiting periods. Accordingly, at any time before or after the completion of the merger, the Antitrust Division of the Department of Justice, the Federal Trade Commission, appropriate foreign regulatory agencies or others could take action under the applicable antitrust laws as they deem necessary or desirable in the public interest, including without limitation seeking to enjoin the consummation of the merger or permitting such consummation subject to certain regulatory concessions or conditions. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, that such challenge will not prevail.

     The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the Federal Trade Commission, which prevent certain transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and waiting periods end or expire.

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

                              THE MERGER AGREEMENT

     The following is a summary of the material provisions of the merger agreement, dated as of September 29, 1999, by Power Trends, Texas Instruments and Power Acquisition, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference. Power Trends stockholders should read carefully the merger agreement. The following summary is qualified in its entirety by reference to the text of the merger agreement.

GENERAL

     The merger agreement provides that, following the approval and adoption of the plan of merger by the stockholders of Power Trends and the satisfaction or waiver of the other conditions to the merger:

     - Power Acquisition will merge with and into Power Trends; and

     - Power Acquisition will cease to exist and Power Trends will continue as the surviving corporation and as a wholly owned subsidiary of Texas Instruments following the merger.

     As a result of the merger, and as of the effective time of the merger, Power Trends will succeed to and assume all of the rights and obligations of Power Acquisition, in accordance with the IBCA.

COMPLETION AND EFFECTIVENESS OF THE MERGER

     The merger agreement provides that, subject to the requisite approval of the stockholders of Power Trends and the satisfaction or waiver of other conditions, the merger will be consummated by the filing of articles of merger and any other appropriate documents, in accordance with the relevant provisions of the IBCA, with the Secretary of State of Illinois.

CONVERSION OF SHARES OF POWER TRENDS COMMON STOCK AND PREFERRED STOCK

     Upon the consummation of the merger:

     - each share of Power Trends common stock issued and outstanding immediately prior to the merger, other than shares held by Texas Instruments or Power Acquisition, will be converted into and become exchangeable for the right to receive the number of shares of Texas Instruments common stock equal to the exchange ratio, together with any associated right to acquire shares of Series B Participating Cumulative Preferred Stock of Texas Instruments under Texas Instruments' stockholder rights plan. Each share of Power Trends preferred stock issued and outstanding immediately prior to the merger, other than preferred shares held by Texas Instruments or Power Acquisition, will be converted into and become exchangeable for the right to receive the number of shares of Texas Instruments common stock equal to the exchange ratio multiplied by
       100. However, in the event of changes in Texas Instruments common stock prior to the merger, such as stock dividends or stock splits, the exchange ratio and the price of Texas Instruments common stock used to calculate the exchange ratio will be adjusted in accordance with the merger agreement to the extent necessary to reflect the change. The exchange ratio will be calculated as follows:

        (1) The exchange ratio will be calculated by dividing $8.67 by the average of the daily high and low sales prices of Texas Instruments common stock for the 20 consecutive trading day period ending on the second trading day prior to the merger, subject to the maximum and minimum exchange ratios referenced below;

        (2) The maximum exchange ratio is .1294 (in the case of a Texas Instruments average trading price of $67.00 or less), providing that this maximum exchange ratio may be waived by Texas Instruments in certain cases, in which event the maximum exchange ratio will be disregarded in the determination of the exchange ratio; and

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

        (3) The minimum exchange ratio is .0810 (in the case of a Texas Instruments average trading price of $107.00 or more), provided that this minimum exchange ratio may be waived by Power Trends in certain cases, in which event the minimum exchange ratio will be disregarded in the determination of the exchange ratio; and

     - each share of common stock of Power Acquisition outstanding immediately prior to the merger will be converted into one share of common stock of the surviving corporation.

     No fractional shares of Texas Instruments common stock will be issued in the merger. A holder of Power Trends common stock who would otherwise be entitled to receive fractional shares of Texas Instruments common stock as a result of the merger will receive, in lieu of fractional shares, cash in an amount equal to the closing price per share of Texas Instruments common stock on the date of the merger multiplied by the fractional part of the share of Texas Instruments common stock to which the holder would otherwise be entitled. Texas Instruments will make available to Harris Trust & Savings Bank, as exchange agent, from time to time sufficient cash amounts to satisfy payment for fractional shares and Harris Trust will distribute such proceeds, without interest, to the holders of the fractional interests.

TREATMENT OF STOCK OPTIONS

     Upon the consummation of the merger, subject to certain conditions and limitations contained in the merger agreement, each outstanding option to purchase shares of Power Trends common stock will be assumed by Texas Instruments and converted into an option, or a new substitute option will be granted, to purchase the number of shares of Texas Instruments common stock, rounded up to the nearest whole share, equal to the number of shares of Power Trends common stock subject to the original option multiplied by the exchange ratio in the merger agreement. Pursuant to their existing terms, all such options will fully vest and become immediately exercisable upon completion of the merger. The exercise price per share of Texas Instruments common stock under the new option will be equal to the former exercise price per share of Power Trends common stock under the option immediately prior to the merger divided by the exchange ratio, and rounded down to the nearest penny. The conversion of any option to purchase shares of Power Trends common stock that is deemed to be an "incentive stock option" for U.S. federal income tax purposes may involve an adjustment of the conversion formula for the conversion to comply with certain U.S. federal income tax laws. Except as described above, each new option to purchase shares of Texas Instruments common stock will be subject to the same expiration date and vesting provisions as are applicable to the related Power Trends stock option immediately prior to the merger.

EXCHANGE PROCEDURES

     As soon as reasonably practical after the merger, Harris Trust will mail a letter of transmittal and instructions to each record holder of certificates that, immediately prior to the merger, represented outstanding shares of Power Trends common stock or preferred stock that were converted into Texas Instruments common stock in the merger. After receipt of the transmittal form, each holder should surrender their Power Trends stock certificates to Harris Trust, together with the letter of transmittal duly executed and completed in accordance with the instructions provided by Harris Trust. Upon surrender of the certificates to, and acceptance of the certificates by, Harris Trust, each holder will be entitled to receive:

     - certificates of Texas Instruments common stock representing the whole number of shares of Texas Instruments common stock to which the holder is entitled, less the number of shares contributed on the holder's behalf to the Escrow Fund; and

     - a check in the amount equal to the cash that the holder has the right to receive pursuant to the merger agreement, including cash in lieu of any dividends and other distributions with respect to the shares represented by the Texas Instruments stock certificates and cash in lieu of fractional shares.

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

     If any shares of Texas Instruments common stock are to be issued in a name other than that in which the certificate(s) representing Power Trends common stock or preferred stock surrendered in exchange for shares of Texas Instruments common stock is registered, the certificates surrendered must be properly endorsed or otherwise be in proper form for transfer, and all documents required to prove that any applicable stock transfer taxes have been paid or are not applicable must be provided Harris Trust. No interest will be paid on any merger consideration.

     After the merger, no holder of a certificate which, immediately prior to the merger, represented shares of Power Trends common stock or preferred stock will be entitled to receive any dividend or other distribution from Texas Instruments until the holder surrenders its Power Trends stock certificate for a certificate representing shares of Texas Instruments common stock. Upon surrender, the holder will receive any amount of cash payable in lieu of fractional shares of Texas Instruments common stock and the amount of any dividends or other distributions that, after the consummation of the merger, became payable with respect to the number of whole shares of Texas Instruments common stock into which the shares of Power Trends common stock or preferred stock were converted. No interest will be paid on the cash in lieu of fractional shares, dividends or other distributions.

     Any portion of the merger consideration, including any certificates of Texas Instruments common stock, any dividends or distributions, or any cash owed in lieu of fractional shares of Texas Instruments common stock, that has not been distributed to the holders of Power Trends common stock or preferred stock within 6 months after the merger will be delivered to the surviving corporation. At the end of that 6 month period, any holders who have not surrendered their certificates in accordance with the relevant provisions of the merger agreement may look only to the surviving corporation and Texas Instruments for payment of their claims for any merger consideration and any dividends or distributions with respect to the shares of Texas Instruments common stock to which they are entitled. Any portion of such merger consideration remaining unclaimed by holders of Power Trends common stock or preferred stock 5 years after consummation of the merger shall become property of Power Trends, free and clear of any claims.

     None of Texas Instruments, Power Acquisition, Power Trends or Harris Trust, or any of their respective directors, officers, employees or agents, will be liable in respect of any merger consideration delivered to a public official under applicable abandoned property, escheat or similar law.

     POWER TRENDS STOCKHOLDERS SHOULD NOT SEND THEIR POWER TRENDS STOCK CERTIFICATES TO TEXAS INSTRUMENTS OR POWER TRENDS. POWER TRENDS STOCK CERTIFICATES WILL ONLY BE EXCHANGED FOR CERTIFICATES OF SHARES OF TEXAS INSTRUMENTS COMMON STOCK FOLLOWING THE CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS WHICH POWER TRENDS OR HARRIS TRUST WILL SEND TO POWER TRENDS STOCKHOLDERS AFTER THE MERGER.

DIRECTORS AND OFFICERS

     The board of directors of the surviving corporation after the merger will consist of the directors of Power Acquisition immediately prior to the merger. The officers of the surviving corporation after the merger will be the officers of Power Acquisition immediately prior to the merger.

     Each director and officer of the surviving corporation will hold office from the effective time of the merger until his or her respective successor is duly elected or appointed and qualified in the manner provided in the charter or bylaws of the surviving corporation, or as otherwise provided by applicable law.

ARTICLES OF INCORPORATION AND BYLAWS

     The articles of incorporation of Power Trends in effect immediately prior to the merger will be amended and restated in the manner specified in Annex D hereto. The bylaws of Power Acquisition in effect immediately prior to the merger will be the bylaws of the surviving corporation until they are amended in accordance with their terms or as provided by applicable law.

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

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various customary representations and warranties of Power Trends relating to, among other things:

     - its organization, standing and similar corporate matters;

     - its capital structure and the capital structure of its subsidiaries;

     - authorization, execution, delivery, performance and enforceability of the merger agreement;

     - financial statements;

     - the absence of undisclosed liabilities of Power Trends and any of its subsidiaries;

     - the absence of material changes or events relating to Power Trends and its subsidiaries;

     - the accuracy of information supplied by Power Trends in connection with the registration statement filed with the Securities and Exchange Commission by Texas Instruments and this proxy statement/prospectus;

     - regulatory consents or approvals required in connection with the merger;

     - books and records;

     - title to assets;

     - accounts receivable;

     - real property;

     - the absence of any pending or threatened litigation against Power Trends or any of its subsidiaries;

     - permits and licenses;

     - employee arrangements and benefit plans;

     - labor matters;

     - environmental matters;

     - tax matters;

     - the absence of any questionable payments made by Power Trends, its subsidiaries or, to the knowledge of Power Trends, any director, officer or employee of Power Trends or any of its subsidiaries;

     - material contracts;

     - subsidies between or among Power Trends or any of its subsidiaries and any governmental entity or other person;

     - intellectual property;

     - year 2000 matters;

     - the absence of any broker's, finder's or investment banker's fees owed in connection with the merger, except for that of SG Cowen;

     - accounting matters regarding the treatment of the merger as a "pooling of interests";

     - product recalls; and

     - exemption of the merger agreement from the Illinois takeover statute.

     The representations and warranties of Power Trends will survive until Texas Instruments files its Annual Report on Form 10-K for the year ending December 31, 1999, provided that the representations and warranties regarding contracts, intellectual property, tax matters, employee benefits, litigation, environmental matters and Year 2000 matters will survive until the first anniversary of the consummation of the merger.

     The merger agreement also contains various representations and warranties of Texas Instruments and Power Acquisition relating to, among other things:

     - their organization, standing and similar corporate matters;

     - authorization, execution, delivery, performance and enforceability of the merger agreement;

     - documents filed by Texas Instruments with the SEC and financial statements;

     - the accuracy of information supplied by Texas Instruments or Power Acquisition in connection with the registration statement filed with the Securities and Exchange Commission by Texas Instruments and this proxy statement/prospectus;

     - regulatory consents or approvals required in connection with the merger;

     - the absence of any broker's, finder's or investment banker's fees owed in connection with the merger; and

     - accounting matters regarding the treatment of the merger as a "pooling of interests."

CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     During the period from the date of the merger agreement until the merger, Power Trends has agreed to:

     - conduct its operations in the ordinary and usual course of business consistent with past practice; and

     - use its best efforts to:

          (1) preserve intact its current business organizations;

          (2) and preserve its relationships with customers, suppliers and others having business dealings with it.

     Further, Power Trends has agreed that, among other things and subject to various conditions and exceptions, it will not:

     - amend its articles of incorporation or bylaws;

     - declare, set aside or pay any dividend or other distribution in respect of its capital stock;

     - redeem, repurchase or otherwise acquire any of its securities or retire any indebtedness;

     - make or guarantee any loan or advances to another person;

     - impose or permit the creation of any lien on its assets;

     - grant any option to acquire its common stock;

     - pay a bonus to any employee or change the base compensation of any employee;

     - sell, lease, transfer or dispose of any of its assets used in the conduct of its business except in the ordinary course of business consistent with past practice;

     - change any of its accounting principles or methods;

     - terminate, accelerate or modify any existing contract or agreement, other than in the ordinary and usual course of business consistent with past practice;

     - make any new capital expenditure or expenditures in excess of $100,000, in the aggregate;
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

     - settle or compromise any pending or threatened suit, action or claim outside the ordinary course of business;

     - take any action that would prevent or impede the merger from qualifying as a "pooling of interests" for accounting purposes or as a reorganization under Section 368 of the Internal Revenue Code; or

     - adopt, enter into, amend, alter or terminate, partially or completely, any of Power Trends' benefit plans except as contemplated by the merger agreement.

CONDITIONS TO THE COMPLETION OF THE MERGER

     The respective obligations of Power Acquisition, Texas Instruments and Power Trends to consummate the merger are subject to the satisfaction or waiver of certain conditions, including that:

     - the holders of Power Trends common stock and the holders of Power Trends preferred stock will have approved and adopted the plan of merger by the requisite vote;

     - any waiting periods applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will have expired or been terminated without limitation, restriction or condition;

     - no suit or proceeding will have been initiated or threatened that could have the effect restraining, enjoining, delaying, interfering with or otherwise preventing consummation of the merger;

     - the Securities and Exchange Commission will have declared the registration statement, of which this proxy statement/prospectus is a part and filed by Texas Instruments in connection with the registration under the Securities Act of shares of Texas Instruments common stock to be issued in the merger, effective, and the registration statement will still be effective at the time of the merger, with no stop order suspending its effectiveness having been issued and no action, suit, proceeding or investigation by the Securities and Exchange Commission to suspend its effectiveness having been initiated and be continuing; and

     - the Texas Instruments common stock required to be issued under the merger agreement will have been approved for listing on the New York Stock Exchange, subject only to official notice of issuance.

     The obligations of Texas Instruments and Power Acquisition to consummate the merger are further subject to satisfaction or waiver of the following conditions:

     - the representations and warranties of Power Trends contained in the merger agreement will be true in all material respects on the date of merger as if they were made at and as of the merger date;

     - Power Trends will have performed or complied in all material respects with all agreements and conditions contained in the merger agreement required to be performed or complied with by it prior to or at the time of the merger and will have executed and delivered all documents that it is required to execute and deliver at or prior to the date of the merger;

     - Texas Instruments and Power Acquisition will have received an opinion of its tax counsel, Weil, Gotshal & Manges LLP, dated the date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

     - Texas Instruments will have received an opinion of counsel as to certain legal matters from Johnson and Colmar;

     - holders of no more than 5% of Power Trends common stock (assuming conversion of all shares of Power Trends preferred stock into common stock) will have exercised, and not withdrawn or forfeited, dissenter's rights under Illinois law;

     - a certain warrant to purchase Power Trends common stock shall have been exercised; and

     - Power Trends will have received and delivered to Texas Instruments a letter from Arthur Andersen LLP dated the date of the merger, stating that the treatment of the merger as a "pooling of interests" for accounting purposes is appropriate if the merger is consummated as contemplated by the merger agreement and Texas Instruments will have received a letter from Ernst & Young LLP, dated the date of the merger, stating that treatment of the merger as a "pooling of interests" for accounting purposes is appropriate if the merger is consummated as contemplated by the merger agreement.

     The obligations of Power Trends to consummate the merger are further subject to satisfaction or waiver of the following conditions:

     - the representations and warranties of Texas Instruments and Power Acquisition contained in the merger agreement will be true in all material respects on the date of the merger as if they were made at and as of the merger date;

     - Texas Instruments will have performed or complied in all material respects with all agreements and conditions contained in the merger agreement required to be performed or complied with by it prior to or at the time of the merger and will have executed and delivered all documents that it is required to execute and deliver at or prior to the date of the merger;

     - Power Trends will have received an opinion of counsel as to certain legal matters from Weil, Gotshal & Manges LLP; and

     - Power Trends will have received an opinion of its tax counsel, Johnson and Colmar, dated the date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

ADDITIONAL COVENANTS OF POWER TRENDS AND TEXAS INSTRUMENTS

     Each of Texas Instruments, Power Acquisition and Power Trends have also agreed, among other things and subject to various conditions and exceptions, that:

     - as soon as practicable following the date of the merger agreement, Texas Instruments and Power Trends will jointly prepare this proxy statement/prospectus in connection with the vote of the stockholders of Power Trends in respect of the merger and Texas Instruments will file with the Securities and Exchange Commission a registration statement, of which this proxy statement/ prospectus is a part, in connection with the registration under the Securities Act of the shares of Texas Instruments common stock to be issued in connection with the merger;

     - Power Trends will use reasonable best efforts to cause Arthur Andersen LLP to deliver a customary "comfort" letter dated a date within two business days before the date on which the registration statement filed by Texas Instruments will become effective and addressed to Texas Instruments;

     - Texas Instruments will use reasonable best efforts to cause Ernst & Young LLP to deliver a customary "comfort" letter dated a date within two business days before the date on which the registration statement will become effective and addressed to Power Trends;

     - Power Trends will:

          (1) hold a special meeting of its stockholders as soon as practicable after the date of the merger agreement for the purpose of voting on the approval and adoption of the merger on substantially the terms and conditions set forth in the merger agreement; and

          (2) solicit proxies from its stockholders to obtain the requisite vote for that approval;

     - the Power Trends board of directors will recommend approval and adoption of the merger by Power Trends' stockholders and, subject to certain exceptions, will not withdraw, amend or modify in a manner adverse to Texas Instruments such recommendation, or announce publicly its intention to do so;

     - each party will use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the merger;

     - each party will use its reasonable best efforts to obtain all requisite approvals and authorizations for the merger, including, without limitation, those notification and report forms required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

     - each party will use its reasonable best efforts to resolve any objections asserted by a governmental entity or other person in respect of the merger under any antitrust law;

     - Power Trends will inform Texas Instruments of any litigation brought against Power Trends or its directors relating to the merger and will consult with and obtain Texas Instruments' prior written consent before entering into any settlement or compromise of any such litigation;

     - Power Trends will provide Texas Instruments and Power Acquisition and their authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of Power Trends and its subsidiaries;

     - each party will consult with each of the others before issuing any press release or otherwise making any public statements in respect of the merger;

     - each party will use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

     - Texas Instruments and Power Acquisition will take or cause to be taken certain actions related to employee matters, including, without limitation, to honor the obligations of Power Trends under the provisions of all of its employee benefit plans and employee arrangements subject to Texas Instruments' right to amend or terminate any such plans or arrangements;

     - Texas Instruments will use its reasonable best efforts to cause the shares of Texas Instruments common stock to be issued in connection with the merger to be listed on the New York Stock Exchange, subject only to official notice of issuance;

     - Power Trends will terminate its 401(k) retirement plan, effective immediately prior to merger;

     - not later than 45 days prior to the date of Power Trends' special meeting, Power Trends cause its "affiliates" to deliver to Texas Instruments an affiliate letter for purposes of Rule 145 under the Securities Act; and

     - as soon as practicable prior to the merger date, Power Trends shall secure releases of all liens and assignments of intellectual property by Power Trends to Comdisco Ventures and shall file the appropriate documents evidencing such releases and reassignments, including a statement by Comdisco Ventures that no rights were conferred to third parties.

     Power Trends has further agreed not to, or authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of Power Trends to, directly or indirectly:

     - solicit, initiate or encourage the submission of any Acquisition Proposal (as defined below); or

     - participate in any discussions or negotiations regarding, or furnish to any person any information in respect of, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

     Power Trends will notify Texas Instruments of any Acquisition Proposal as promptly as practicable. Power Trends has also agreed to terminate any existing activities, discussions or negotiations with any parties conducted before the execution of the merger agreement relating to any Acquisition Proposal.

     Power Trends' board of directors will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Texas Instruments, its approval or recommendation of the merger unless the Power Trends board of directors, after consultation with independent legal counsel, determines in good faith that such action is necessary to comply with the Power Trends board of directors' duties to Power Trends' stockholders under applicable law.

     "Acquisition Proposal" means any inquiry, offer or proposal regarding any of the following, other than the transactions contemplated by the merger agreement, involving Power Trends or any of its subsidiaries:

     - any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction;

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of Power Trends and its subsidiaries, taken as a whole, in a single transaction or series of related transactions;

     - any tender offer or exchange offer for 20% or more of the outstanding capital stock of Power Trends or the filing of a registration statement under the Securities Act in connection with any such tender or exchange offer; or

     - any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated and the merger may be abandoned at any time prior to the time of the merger:

     - by mutual written consent of Power Trends and Texas Instruments;

     - by either Power Trends or Texas Instruments if:

          (1) the merger is not consummated by December 31, 1999; provided, however, that if any condition to closing pertaining to stockholder approval, effectiveness of the registration statement, regulatory approvals, or listing of Texas Instruments common stock on the New York Stock Exchange that remains reasonably capable of satisfaction has not been fulfilled or waived by December 31, 1999, the termination date will be extended to February 28, 2000;

          (2) the required approval of the stockholders of Power Trends has not been obtained; or

          (3) any law permanently restrains, enjoins or otherwise prohibits consummation of the merger;

     provided that the terminating party has not breached in any material respect its obligations under the merger agreement in a manner that proximately causes the merger not to be consummated;

     - by Power Trends if:

          (1) there is a breach by Texas Instruments or Power Acquisition of any representation, warranty, covenant or agreement contained in the merger agreement that cannot be cured and would cause certain closing conditions to be incapable of being satisfied prior to February 28, 2000; or

          (2) the average Texas Instruments common stock price used to calculate the exchange ratio is less than $67.00 per share and Power Trends gives written notice to Texas Instruments during the 24-hour period following such calculation, except that Texas Instruments may elect to waive the application of the minimum price provision in determining the exchange ratio, in which case Power Trends' termination shall be void.

     - by Texas Instruments if:

          (1) there is a breach by Power Trends of any representation, warranty, covenant or agreement contained in the merger agreement that cannot be cured and would cause certain closing conditions to be incapable of being satisfied prior to February 28, 2000;

          (2) the condition regarding dissenters' rights set forth in the merger agreement is not satisfied; or

          (3) the average Texas Instruments common stock price used to calculate the exchange ratio is greater than $107.00 and Texas Instruments gives written notice to Power Trends in the 24-hour period following such calculation, except that Power Trends may elect to waive the application of the maximum price provision in determining the exchange ratio, in which case Texas Instruments' termination shall be void.

TERMINATION FEES

     If the merger agreement is terminated:

     - by Texas Instruments or Power Trends because the merger was not completed by the later of December 31, 1999, or February 28, 2000, if extended as contemplated by the merger agreement;

     - by either party because the Power Trends stockholders do not approve the merger;

     - by Texas Instruments because Power Trends breaches a material obligation under the merger agreement that is not cured; or

     - by Texas Instruments pursuant to the maximum price provision described above (and Power Trends has not elected to waive the application of the maximum price provision);

and Power Trends enters into an agreement with another party to acquire Power Trends within 12 months of the termination, then Power Trends must pay Texas Instruments a termination fee of $6,000,000.

ESCROW FUND


     At the time of the merger, 5% of the shares of Texas Instruments common stock to be delivered to Power Trends stockholders pursuant to the merger agreement will be put into an escrow fund. The escrow fund will be managed by Harris Trust and Savings Bank, as depositary agent. The escrow fund will be Texas Instruments' sole and exclusive remedy for any and all losses incurred or sustained by Texas Instruments as a result of any inaccuracy or breach by Power Trends of any provisions of the merger agreement. Texas Instruments may not make any claims against the escrow fund unless the aggregate losses incurred exceed $250,000, at which time claims may be made for all losses in excess of that amount. To the extent not used to satisfy claims of Texas Instruments, the escrow fund will be paid to Power Trends' stockholders one year from the date of consummation of the merger, unless this date is extended while claims made by Texas Instruments are pending. Power Trends' stockholders will be entitled to receive dividends on and vote the escrowed shares at Texas Instruments stockholders' meetings while the shares are being held in escrow. Under the merger agreement, William N. Sick, Jr., James E. Forrest and Lloyd D. Ruth will be appointed as stockholder representatives with respect to the escrow fund, effective upon approval of the merger by the Power Trends stockholders and any two of them shall have authority to act for Power Trends' stockholders with respect to the escrow fund.


AMENDMENT OF THE MERGER AGREEMENT

     The merger agreement may be amended at any time in writing signed by all parties to the merger agreement before or after the approval of the merger by the Power Trends stockholders but, after their approval, no amendment shall be made that changes the amount or form of the merger consideration.

EXTENSION AND WAIVER

     At any time before the merger, each party to the merger agreement may extend the time for performance of any obligation or act of another party, waive any inaccuracies in the representations and warranties of another party or waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

                                VOTING AGREEMENT

     The following description of certain terms of the voting agreement is only a summary of the material provisions of the described agreement and does not purport to be complete. Stockholders should read carefully the voting agreement. The voting agreement is attached to this proxy statement/prospectus as Annex B.


     In order to induce Texas Instruments to enter into the merger agreement, certain stockholders of Power Trends entered into a voting agreement with Texas Instruments on September 29, 1999. The stockholders who signed the voting agreement have agreed to vote an aggregate of 1,321,518 shares of Power Trends common stock and 105,900 shares of Power Trends preferred stock, representing approximately 43% and 84% of the total then outstanding voting power of the Power Trends common stock and preferred stock, respectively, as of the date of the voting agreement, in favor of approval of the merger. The voting agreement further provides that certain holders of Power Trends preferred stock will convert a sufficient number of shares of Power Trends preferred stock into Power Trends common stock to assure the requisite approval of the merger by the holders of each of the Power Trends common stock and Power Trends preferred stock. On October 27, 1999, 25,000 shares of Power Trends preferred stock were converted into 2,500,000 shares of common stock pursuant to such provision. After giving effect to such conversion, the stockholders who are parties to the voting agreement owned, as of the record date, approximately 69% of the outstanding shares of Power Trends common stock and approximately 80% of the outstanding shares of Power Trends preferred stock.


PROHIBITED ACTIONS

     Each stockholder party to the voting agreement also agreed not to enter into any voting agreement or grant a proxy or power of attorney with respect to Power Trends capital stock in any manner inconsistent with that stockholder's obligations under the voting agreement or take any other action that is inconsistent with the obligations of the stockholder under the voting agreement, including any action that would prevent or materially delay the consummation of the merger.

OTHER PROVISIONS

     The voting agreement also contains provisions relating to, among other things, representations and warranties by the parties and specific performance of the voting agreement. The voting agreement terminates upon the earlier to occur of:

     - the time of the merger;

     - 90 days after:

        (1) termination of the merger agreement by Texas Instruments because Power Trends breaches a covenant or agreement that cannot be cured; or

        (2) termination by Texas Instruments because holders of more than 5% of Power Trends common stock (assuming conversion of all shares of Power Trends preferred stock into common stock) have exercised, and not withdrawn or forfeited, dissenter's rights under Illinois law; and

     - the termination of the merger agreement for any other reason in accordance with its terms.

                         BUSINESS OF TEXAS INSTRUMENTS

SEMICONDUCTOR

     Texas Instruments is a global semiconductor company and the world's leading designer and supplier of digital signal processors and analog integrated circuits, the engines driving the digitization of electronics. These two types of semiconductor products work together in digital electronic devices such as digital cellular phones. Analog technology converts analog signals like sound, light, temperature and pressure into the digital language of zeros and ones, which can then be processed in real-time by a digital signal processor. Analog integrated circuits also translate digital signals back to analog. Digital signal processors and analog integrated circuits enable a wide range of new products and features for Texas Instruments' more than 30,000 customers in commercial, industrial and consumer markets.

     Texas Instruments also is a world leader in the design and manufacturing of other semiconductor products. Those products include standard logic, application-specific integrated circuits, reduced instruction-set computing microprocessors, and microcontrollers.

     The semiconductor business comprised 80% of Texas Instruments' 1998 revenues when the divested memory business is excluded. Texas Instruments' semiconductor products are used in a diverse range of electronic systems, including digital cell phones, computers, printers, hard disk drives, modems, networking equipment, digital cameras and video recorders, motor controls, autos, and home appliances. Products are sold primarily to original-equipment manufacturers and through distributors. Texas Instruments' semiconductor patent portfolio has been established as an ongoing contributor to semiconductor revenues. Revenues generated from sales to Texas Instruments' top three semiconductor customers accounted for approximately 24% of total semiconductor revenues in 1998.

     The semiconductor business is intensely competitive, subject to rapid technological change and pricing pressures, and requires high rates of investment. Texas Instruments is the leading supplier of digital signal processors and analog integrated circuits, yet faces strong competition in all of its semiconductor product lines. The rapid pace of change and technological breakthroughs constantly create new opportunities for existing competitors and start-ups, which can quickly render existing technologies less valuable.

     In digital signal processors, Texas Instruments competes with a growing number of large and small companies, both U.S.-based and international. New product development capabilities, applications support, software knowledge and advanced technology are the primary competitive factors in this business.

     The market for analog integrated circuits is highly fragmented. Texas Instruments competes with many large and small companies, both U.S.-based and international. Primary competitive factors in this business are the availability of innovative designs and designers, a broad range of process technologies and applications support and, particularly in the standard products area, price.

DEMAND FOR DIGITAL SIGNAL PROCESSORS/ANALOG INTEGRATED CIRCUITS

     Texas Instruments has undertaken a business strategy that focuses on developing and marketing digital signal processors and analog integrated circuits. Texas Instruments has divested certain of its businesses and acquired others and invested its resources with the view of furthering its focus on these products. While Texas Instruments believes that focusing its efforts on digital signal processors and analog integrated circuits offers the best opportunity for Texas Instruments to achieve its strategic goals and that Texas Instruments has developed, and will continue to develop, a wide range of innovative and technologically advanced products, the results of Texas Instruments' operations may be adversely affected in the future if the demand for digital signal processors and analog integrated circuits decreases or this market grows at a pace significantly less than that projected by management.

ACQUISITIONS AND DIVESTITURES

     From time to time Texas Instruments considers acquisitions and divestitures that may strengthen its business portfolio. Texas Instruments may effect one or more of these transactions at such time or times as it determines to be appropriate. In 1998, as Texas Instruments narrowed its focus to digital signal processors and analog integrated circuits, it acquired technology companies that brought unique expertise to these core product areas. In the first quarter, Texas Instruments acquired GO DSP Corporation, a developer of software development tools for digital signal processors; Spectron Microsystems, a developer of real-time operating software for use in digital signal processing applications; and Oasix and Arisix corporations, both digital integrated circuit design centers for hard disk drive products. In the fourth quarter, Texas Instruments acquired certain assets of Adaptec, Inc., a developer of hardware and software for the high-end hard disk drive market, a market that increasingly will use digital signal processors in addition to analog integrated circuits.

     In addition, in 1998, Texas Instruments divested its dynamic random-access memory (DRAM) semiconductor operation. The business was sold in the third quarter to Micron Technology, Inc., and included Texas Instruments' wholly owned manufacturing facilities in Avezzano, Italy, and Richardson, Texas, its joint-venture interests in Japan and Singapore, and an assembly and test operation in Singapore.

OTHER TEXAS INSTRUMENTS BUSINESSES

     In addition to semiconductors, Texas Instruments has two other principal segments. The largest, representing 12% of Texas Instruments' 1998 revenues when the memory business is excluded, is Materials & Controls (M&C). This business sells electrical and electronic controls, electronic connectors, sensors, radio-frequency identification systems and clad metals into commercial and industrial markets. Typically the top supplier in targeted product areas, M&C faces strong multinational and regional competitors. The primary competitive factors in this business are product reliability, manufacturing costs, and engineering expertise. The products of this business are sold directly to original-equipment manufacturers and through distributors. Revenues generated from sales to Texas Instruments' top three M&C customers accounted for approximately 15% of total M&C revenues in 1998.

     Educational & Productivity Solutions (E&PS) represents 6% of Texas Instruments' 1998 revenues when the memory business is excluded, and is a leading supplier of educational and graphing calculators. This business sells primarily through retailers and to schools through instructional dealers. Texas Instruments' principal competitors in this business are several Japanese companies. Technology expertise, price and infrastructure for education and market understanding are primary competitive factors in this business. Revenues generated from sales to Texas Instruments' top three E&PS customers accounted for approximately 26% of total E&PS revenues in 1998.

     In addition, Texas Instruments continues to invest in digital imaging, an emerging business that produces micro-mirror-based devices that enable revolutionary brightness and clarity in large-screen video displays. The primary sales route is directly to original-equipment manufacturers. Texas Instruments faces competition in this business primarily from a competing technology known as liquid crystal displays from Asian manufacturers. Primary competitive factors in this business are price, brightness and performance of the display, and in some applications, size and weight.

GENERAL INFORMATION

     Texas Instruments is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries. Texas Instruments' largest geographic markets are in the United States, Asia, Japan and Europe. Texas Instruments has been in operation since 1930.

     The financial information with respect to Texas Instruments' business segments and operations outside the United States, which is contained in the note to the financial statements captioned "Business Segment and Geographic Area Data" in the notes to Texas Instruments' consolidated financial statements on pages F-24 through F-26 of this proxy statement/prospectus.

BACKLOG

     The dollar amount of backlog of orders believed by Texas Instruments to be firm was $1,233 million as of December 31, 1998 and $1,623 million as of December 31, 1997. Texas Instruments' backlog does not represent actual revenues and is only an indication of future revenues which may be entered on the books of account of Texas Instruments. Backlog orders are, under certain circumstances, subject to cancellation by the purchaser without penalty and do not reflect any potential adjustments for price decreases.

RAW MATERIALS

     Texas Instruments purchases materials, parts and supplies from a number of suppliers. The materials, parts and supplies essential to Texas Instruments' business are generally available at present and Texas Instruments believes at this time that such materials, parts and supplies will be available in the foreseeable future.

PATENTS AND TRADEMARKS

     Texas Instruments owns many patents in the United States and other countries in fields relating to its business. Texas Instruments has developed a strong, broad-based patent portfolio. Texas Instruments also has several agreements with other companies involving license rights and anticipates that other licenses may be negotiated in the future. Texas Instruments does not consider its business materially dependent upon any one patent or patent license, although taken as a whole, the rights of Texas Instruments and the products made and sold under patents and patent licenses are important to Texas Instruments' business.

     Texas Instruments owns trademarks that are used in the conduct of its business. These trademarks are valuable assets, the most important of which are "Texas Instruments" and Texas Instruments' corporate monogram.

RESEARCH AND DEVELOPMENT

     Texas Instruments' research and development expense was $1,206 million in 1998, compared with $1,536 million in 1997 and $1,181 million in 1996. Included is a charge for the value of in-process research and development of $25 million in 1998 as a result of two business acquisitions; $461 million in 1997 as a result of the acquisition of Amati Communications Corporation; and $192 million in 1996 as a result of the acquisition of Silicon Systems, Inc.

SEASONALITY

     Texas Instruments' revenues and operating results are subject to some seasonal variation.

EMPLOYEES

     As of June 30, 1999, Texas Instruments had approximately 35,000 employees.

PROPERTIES

     Texas Instruments' principal executive offices are located at 8505 Forest Lane, Dallas, Texas. Texas Instruments owns and leases plants in the United States and 11 other countries for manufacturing and related purposes. The following table indicates the general location of Texas Instruments' principal plants and the business segments which make major use of them. Except as otherwise indicated, the principal plants are owned by Texas Instruments.

                                                                              MATERIALS
                                                              SEMICONDUCTOR   & CONTROLS   E&PS
                                                              -------------   ----------   ----
Dallas, Texas(1)............................................        X           X           X
Houston, Texas..............................................        X
Sherman, Texas(1)(2)........................................        X
Santa Cruz, California......................................        X
Attleboro, Massachusetts....................................        X           X
Freising, Germany...........................................        X           X
Baguio, Philippines(3)......................................        X
Hiji, Japan.................................................        X
Kuala Lumpur, Malaysia(4)...................................        X           X
Miho, Japan.................................................        X
Taipei, Taiwan..............................................        X
Aguascalientes, Mexico......................................        X           X

---------------

(1) Certain plants or portions thereof in Dallas and Sherman are leased to Raytheon Company or Raytheon-related entities in connection with the sale in 1997 of Texas Instruments' defense systems and electronics business.
(2) Leased.
(3) Owned on leased land.
(4) Approximately half of this site is owned on leased land; the remainder is leased.

     Texas Instruments' facilities in the United States contained approximately 17,700,000 square feet as of December 31, 1998, of which approximately 3,300,000 square feet were leased. Texas Instruments' facilities outside the United States contained approximately 5,600,000 square feet as of December 31, 1998, of which approximately 1,300,000 square feet were leased.

     Texas Instruments believes that its existing properties are in good condition and suitable for the manufacture of its products. At the end of 1998, Texas Instruments utilized substantially all of the space in its facilities.

     Leases covering Texas Instruments' leased facilities expire at varying dates generally within the next 10 years. Texas Instruments anticipates no difficulty in either retaining occupancy through lease renewals, month-to-month occupancy or purchases of leased facilities, or replacing the leased facilities with equivalent facilities.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Texas Instruments' restated certificate of incorporation and bylaws provide for the indemnification of directors and officers in the event they become parties to legal proceedings arising in connection with their positions with Texas Instruments. The SEC has expressed its position that the indemnification of directors, officers and controlling person against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     All of the current directors and executive officers of Texas Instruments will be the directors and executive officers of Texas Instruments following the merger. For information regarding these directors and executive officers and executive compensation, see "Management of Texas Instruments."

WHERE YOU CAN FIND MORE INFORMATION ABOUT TEXAS INSTRUMENTS

     Texas Instruments (File No. 1-3761) files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Texas Instruments at the SEC's public reference room, at 450 Fifth Street, N.W.,

Washington, D.C., as well as at public reference rooms in New York, New York, and Chicago, Illinois. Please call (800) SEC-0330 for further information on the public reference rooms. Texas Instruments' filings are also available to the public from commercial document retrieval services and at the internet web site maintained by the SEC at http://www.sec.gov.

     Texas Instruments has filed a registration statement on Form S-4 to register with the SEC the Texas Instruments common stock to be issued to stockholders of Power Trends in the merger. This proxy statement/prospectus is part of that registration statement and constitutes a prospectus of Texas Instruments in addition to being a proxy statement of Power Trends for its special meeting of stockholders.

     Texas Instruments has supplied all information contained in this proxy statement/prospectus relating to Texas Instruments or Power Acquisition and Power Trends has supplied all information relating to Power Trends.

                            BUSINESS OF POWER TRENDS

     Power Trends was incorporated in September 1987 to meet the need for small and highly efficient integrated switching regulators and DC-to-DC converters in the 5-to-100 watt range for direct use on circuit boards. It has become a leading designer, manufacturer and supplier of on-board, low-voltage, modular power products. Demand for these products has arisen as a result of the proliferation of high-performance, low-voltage microprocessors, digital signal processors and other devices which require "point-of-use" power regulation to provide the very low voltages and high current requirements that cannot be provided effectively by a central power supply.

     Power Trends focuses its product design and marketing efforts on three end-product segments: computer systems, communications and industrial equipment. Power Trends has a world-wide customer base of more than 3,000 active customers. During the year ended June 30, 1999, its top five customers were, in order, Cisco Systems, Inc., IBM Corporation, Hewlett-Packard Company, Data General Corp. and 3Com Corporation, which together accounted for 43% of Power Trends sales. Total net sales were $39,015,000 for the year.

     Power Trends sells its products through a direct sales force and through 14 distributors and 17 sales representatives in the United States, Europe and Israel.

     Power Trends' primary direct competitor in supplying modular power products is Lucent Technologies, Inc. Power Trends also competes with the decision of equipment manufacturers to develop their own distributed power supply solutions utilizing regulator integrated circuits and other discrete components.

     Power Trends occupies approximately 56,000 square feet of office and manufacturing facilities in Warrenville, Illinois under two leases expiring in May 2006 and June 2007. It also maintains sales offices in Arlington, Massachusetts, San Jose, California, and Basingstoke, England.

     At September 30, 1999, Power Trends employed 243 full-time regular and temporary employees.

                        MANAGEMENT OF TEXAS INSTRUMENTS

DIRECTORS

     The following table shows the names and ages of the members of the Board of Directors of Texas Instruments and the year each person became a director.

                                                                       DIRECTOR
                            NAME                              AGE       SINCE
                            ----                              ---      --------
James R. Adams..............................................  60         1989
David L. Boren..............................................  58         1995
James B. Busey IV...........................................  67         1992
Daniel A. Carp..............................................  51         1997
Thomas J. Engibous..........................................  46         1996
Gerald W. Fronterhouse......................................  63         1986
David R. Goode..............................................  58         1996
Wayne R. Sanders............................................  52         1997
Ruth J. Simmons.............................................  54         1999
Clayton K. Yeutter..........................................  68         1992

     JAMES R. ADAMS, Director. Chair, Board Organization and Nominating Committee; member, Audit Committee. Chairman of the Board of Texas Instruments from 1996 to April 1998. Group president, SBC Communications Inc. from 1992 until retirement in 1995; president and chief executive officer of Southwestern Bell Telephone Company, 1988-92. Director, Prodigy Communications Corporation.

     DAVID L. BOREN, Director. Member, Audit and Stockholder Relations and Public Policy Committees. President of the University of Oklahoma since 1994. U.S. Senator, 1979-94; Governor of Oklahoma, 1975-79. Director, AMR Corporation, Phillips Petroleum Company, Torchmark Corporation and Waddell & Reed, Inc.; Chairman, Oklahoma Foundation for Excellence.

     JAMES B. BUSEY IV, Director. Chair, Audit Committee; member, Board Organization and Nominating Committee. Retired from U.S. Navy as Admiral in 1989. President and chief executive officer, Armed Forces Communications and Electronics Association, 1992-96; Deputy Secretary, Department of Transportation, 1991-92; Administrator, Federal Aviation Administration, 1989-91. Director, Curtiss-Wright Corporation and S.T. Research Corporation; trustee and vice-chairman, MITRE Corporation.

     DANIEL A. CARP, Director. Member, Audit and Board Organization and Nominating Committees. President and chief operating officer of Eastman Kodak Company since January 1997; also, director since December 1997. Executive vice president and assistant chief operating officer of Eastman Kodak, 1995-97; general manager, European Region, 1991-95.

     THOMAS J. ENGIBOUS, Chairman, President and Chief Executive
Officer. President and chief executive officer of Texas Instruments since 1996; also, chairman since April 1998. Joined Texas Instruments in 1976; elected executive vice president in 1993. Director, Catalyst, J.C. Penney Company, Inc.; member, The Business Council and The Business Roundtable; trustee, Southern Methodist University.

     GERALD W. FRONTERHOUSE, Director. Member, Compensation and Board Organization and Nominating Committees. Investments. Former chief executive officer (1985-88) of First RepublicBank Corporation. President and director, Hoblitzelle Foundation.

     DAVID R. GOODE, Director. Chair, Compensation Committee; member, Board Organization and Nominating Committee. Chairman of the board and chief executive officer of Norfolk Southern Corporation since 1992; also, president since 1991. Director, Aeroquip-Vickers, Inc., Caterpillar, Inc., Delta Airlines, Inc. and Georgia-Pacific Corporation; member, The Business Council and The Business Roundtable; trustee, Hollins College.

     WAYNE R. SANDERS, Director. Member, Compensation and Stockholder Relations and Public Policy Committees. Chairman of the board of Kimberly-Clark Corporation since 1992; also, chief executive officer since 1991. Director, Adolph Coors Company, Coors Brewing Company and Chase Bank of Texas, N.A.; trustee, Marquette University.

     RUTH J. SIMMONS, Director. Member, Audit and Stockholder Relations and Public Policy Committees. President of Smith College since 1995. Vice Provost of Princeton University 1991-95. Director, Metropolitan Life Insurance Company and Pfizer Inc.

     CLAYTON K. YEUTTER Director. Chair, Stockholder Relations and Public Policy Committee; member, Compensation Committee. Of counsel, Hogan & Hartson. Counselor to President Bush for domestic policy during 1992; chairman, Republican National Committee, 1991-92; Secretary, Department of Agriculture, 1989-91; U.S. Trade Representative, 1985-89. Director, Allied Zurich, P.L.C., Caterpillar Inc., ConAgra, Inc., FMC Corporation, Oppenheimer Funds and Weyerhaeuser Co.

DIRECTORS' COMPENSATION

     Cash Compensation

     Directors who are not employees are paid each year:

     - A board retainer of $40,000.

     - A committee retainer of $15,000.

     - $2,500 for attendance at Texas Instruments' strategic planning conference.

     - $2,500 for attendance at Texas Instruments' annual planning conference.

     Compensation for other activities, like visits to Texas Instruments facilities and attendance at certain company events, is $1,000 per day. In 1998, Texas Instruments made payments (an aggregate of $9,109) relating to premiums for life, medical, dental, travel and accident insurance policies covering directors.

     Deferral Election

     Subject to some limitations, directors can choose to have all or part of their compensation deferred until they leave the board (or certain other specified times). The deferred amounts are credited to either a cash account or stock unit account. Cash accounts earn interest from Texas Instruments at a rate (currently based on published interest rates on certain corporate bonds) determined by the Board Organization and Nominating Committee. Stock unit accounts fluctuate in value with the underlying shares of Texas Instruments common stock, which will be issued after the deferral period.

     Restricted Stock Units

     Under Texas Instruments' restricted stock unit plan for directors, new directors are given 2,000 restricted stock units (each representing one share of Texas Instruments common stock). The restricted stock units provide for issuance of Texas Instruments common stock at the time of retirement from the board, or upon earlier termination of service from the board after completing eight years of service or because of death or disability.

     Stock Options

     Under Texas Instruments' stock option plan for non-employee directors, non-employee directors are annually granted a 10-year option to purchase 5,000 shares of Texas Instruments common stock. The purchase price of the shares is 100% of the fair market value on the date of grant. These nonqualified options become exercisable in four equal annual installments beginning on the first anniversary date of the grant and also may become fully exercisable in the event of a change in control (as defined in the plan) of Texas Instruments.

     Director Award Program

     Each director who has been on the board for five years, and whose board membership ceases because of the mandatory retirement age or, in the case of non-employee directors, because of death or disability, can participate in a director award program. The program was established to promote Texas Instruments' interest in supporting educational institutions. Texas Instruments may contribute a total of $500,000 per eligible director to up to three educational institutions or other charitable institutions recommended by the director and approved by Texas Instruments. The contributions will be made in five annual installments of $100,000 each following the director's death. Directors receive no financial benefit from the program, and all charitable deductions belong to Texas Instruments.

EXECUTIVE OFFICERS

     The following is an alphabetical list of the names and ages of the executive officers of Texas Instruments and the positions or offices with Texas Instruments presently held by each person named:

                                                AGE                       POSITION
                                                ---                       --------
Richard J. Agnich.............................  56    Senior Vice President, Secretary and General
                                                           Counsel
William A. Aylesworth.........................  57    Senior Vice President, Treasurer and Chief
                                                           Financial Officer
Thomas J. Engibous............................  46    Director; Chairman of the Board, President and
                                                           Chief Executive Officer
Stephen H. Leven..............................  48    Senior Vice President
Keh-Shew Lu...................................  52    Senior Vice President
John C. Scarisbrick...........................  46    Senior Vice President
Richard J. Schaar.............................  54    Senior Vice President (President, Educational
                                                           and Productivity Solutions)
M. Samuel Self................................  60    Senior Vice President, Controller and Chief
                                                           Accounting Officer
Elwin L. Skiles, Jr. .........................  58    Senior Vice President
Richard K. Templeton..........................  40    Executive Vice President (President,
                                                           Semiconductor)
Teresa L. West................................  39    Senior Vice President
Delbert A. Whitaker...........................  56    Senior Vice President
Thomas Wroe...................................  49    Senior Vice President (President, Materials and
                                                           Controls)

     The term of office of the above listed officers is from the date of their election until their successor shall have been elected and qualified, and the most recent date of election of each of them was April 22, 1999. Messrs. Agnich, Aylesworth, Engibous and Skiles have served as officers of Texas Instruments for more than five years. Mr. Templeton has served as an officer of Texas Instruments since 1996, and he has been an employee of Texas Instruments for more than five years. Ms. West and Messrs. Leven, Lu, Scarisbrick, Schaar, Self, Whitaker and Wroe have served as officers of Texas Instruments since March 19, 1998 and have been employees of Texas Instruments for more than five years.

EXECUTIVE COMPENSATION

     Compensation Overview

     Texas Instruments is committed to building shareholder value through improved performance and growth. To achieve this objective, Texas Instruments seeks to create an environment in which employees recognize that they are valued as individuals and treated with respect, dignity and fairness.

     Texas Instruments uses a merit-based system of compensation to encourage individual employees to reach their productive and creative potential, and to link individual financial goals to company performance. Texas Instruments regularly compares its compensation system with those of competitors and refines its system as necessary to encourage a motivated and productive work force.

     The following tables provide information regarding the compensation of Texas Instruments' chief executive officer and each of the five other most highly compensated executive officers.

  Summary Compensation Table

     The following table shows the compensation of Texas Instruments' chief executive officer and each of the five other most highly compensated executive officers for services in all capacities to Texas Instruments in 1998, 1997 and 1996.

                                                                               LONG-TERM COMPENSATION
                                                                        ------------------------------------
                                                                                 AWARDS             PAYOUTS
                                                                        ------------------------   ---------
                                        ANNUAL COMPENSATION                                        LONG-TERM
      NAME AND                ---------------------------------------   RESTRICTED      STOCK      INCENTIVE
      PRINCIPAL                                        OTHER ANNUAL       STOCK        OPTIONS       PLAN         ALL OTHER
      POSITION         YEAR    SALARY      BONUS      COMPENSATION(1)   AWARDS(2)    (IN SHARES)    PAYOUTS    COMPENSATION(3)
      ---------        ----   --------   ----------   ---------------   ----------   -----------   ---------   ---------------
T.J. Engibous          1998   $677,540   $1,800,000         --                  0      400,000         0          $174,732
Chairman,              1997   $645,870   $1,500,000         --                  0      520,000         0          $ 98,604
President & CEO        1996   $509,640   $        0         --           $875,000      240,000         0          $ 15,484
R.K. Templeton         1998   $407,540   $1,200,000         --                  0      180,000         0          $135,948
Executive Vice         1997   $358,770   $1,100,000         --                  0      280,000         0          $ 41,248
President              1996   $278,750   $        0         --                  0      240,000         0          $  3,200
R.J. Agnich            1998   $365,400   $  500,000         --                  0       80,000         0          $ 73,830
Senior Vice            1997   $363,950   $  600,000         --                  0      140,000         0          $ 47,954
President,             1996   $346,500   $        0         --                  0       80,000         0          $ 19,040
Secretary & General
Counsel
W.A. Aylesworth        1998   $365,400   $  500,000         --                  0       80,000         0          $ 73,783
Senior Vice            1997   $363,950   $  600,000         --                  0      140,000         0          $ 47,888
President,             1996   $346,500   $        0         --                  0       80,000         0          $ 20,516
Treasurer & Chief
Financial Officer
J.C. Scarisbrick(4)    1998   $325,396   $  595,607         --                  0       80,000         0          $115,538
Senior Vice President
D.A. Whitaker(4)       1998   $332,080   $  650,000         --                  0       80,000         0          $ 60,753
Senior Vice President

---------------

(1) The dollar value of perquisites and other personal benefits for each of the named executive officers was less than the established reporting thresholds.

(2) For purposes of the table, restricted stock units awarded under the Texas Instruments Long-Term Incentive Plan are valued at market on the date of award.

     Payments relating to the restricted stock units awarded to Mr. Engibous in 1996 are based primarily on whether Texas Instruments meets specific goals regarding return on net assets and revenue growth over a period of five years (as determined in accordance with the terms of the award) and generally are payable only if Mr. Engibous remains employed by Texas Instruments for a period of ten years. As of December 31, 1998, the value of the 80,000 unvested shares was $3,425,000. Dividend equivalent payments are paid on restricted stock units at the same rate as dividends on Texas Instruments' common stock.

(3) During 1998, Texas Instruments made payments in connection with split-dollar life insurance policies in the following amounts: Mr. Engibous, $44,164; Mr. Templeton, $10,994; Mr. Agnich, $14,051; and Mr. Aylesworth, $14,004. Also, Texas Instruments made payments in connection with travel and accident insurance policies in the amount of $200 for each of the executive officers named in the summary compensation table.

     During 1998, Texas Instruments made matching contributions to 401(k) accounts in the amount of $3,200 for Messrs. Engibous, Agnich, Aylesworth and Whitaker and $6,400 for Mr. Templeton.

     For 1998, cash payments and contributions (plus ERISA reductions for which Texas Instruments will provide an offsetting supplemental benefit) under the U.S. profit sharing plan were as follows: Mr. Engibous, $127,168; Mr. Templeton, $88,040; Mr. Agnich, $56,379; Mr. Aylesworth, $56,379; and Mr. Whitaker, $57,353. Also, Texas Instruments made a contribution of $56,897 under the U.K. profit sharing plan for Mr. Scarisbrick.

     Texas Instruments made a contribution (plus an ERISA reduction for which Texas Instruments will provide an offsetting supplemental benefit) in the amount of $30,314 under the deferred contribution retirement plan for Mr. Templeton.

     The amount shown for Mr. Scarisbrick includes $22,857 for special allowances and $35,684 of tax reimbursement payments relating to his assignment outside the United States.

(4) Messrs. Scarisbrick and Whitaker became executive officers of Texas Instruments in 1998.

  Table of Option Grants in 1998

     The following table shows stock options granted to the named executive officers in 1998. Additionally, in accordance with the rules of the Securities and Exchange Commission, the table shows the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compound stock appreciation of 5% and 10% from the date the options were granted over the full option term.

                                                                                     POTENTIAL REALIZABLE VALUE AT
                                                                                  ASSUMED ANNUAL RATES OF STOCK PRICE
                                                                                APPRECIATION FOR OPTION TERM (10 YEARS)
                                                                          ----------------------------------------------------
                                                                                     5%                         10%
                                     % OF TOTAL                           ------------------------   -------------------------
                         OPTIONS      OPTIONS                                STOCK                      STOCK
                         GRANTED     GRANTED TO    EXERCISE     EXPIR-       PRICE                      PRICE
                       (IN SHARES)   EMPLOYEES       PRICE       ATION    (PER SHARE)                (PER SHARE)
NAME                       (1)        IN 1998     (PER SHARE)    DATE         (2)          GAIN          (2)          GAIN
----                   -----------   ----------   -----------   -------   -----------   ----------   -----------   -----------
T.J. Engibous........    400,000        2.48%       $23.11      1/14/08     $37.64      $5,813,111     $59.94      $14,731,933
R.K. Templeton.......    180,000        1.12%       $23.11      1/14/08     $37.64      $2,615,900     $59.94      $ 6,629,370
R.J. Agnich..........     80,000        0.50%       $23.11      1/14/08     $37.64      $1,162,622     $59.94      $ 2,946,387
W.A. Aylesworth......     80,000        0.50%       $23.11      1/14/08     $37.64      $1,162,622     $59.94      $ 2,946,387
J.C. Scarisbrick.....     80,000        0.50%       $23.11      1/14/08     $37.64      $1,162,622     $59.94      $ 2,946,387
D.A. Whitaker........     80,000        0.50%       $23.11      1/14/08     $37.64      $1,162,622     $59.94      $ 2,946,387

---------------

(1) These nonqualified options become exercisable in four equal annual installments beginning on January 14, 1999 and also may become fully exercisable in the event of a change in control (as defined in the options) of Texas Instruments. In some cases, the exercise price may be paid by delivery of already-owned shares and tax withholding obligations related to exercise may be paid in shares.
(2) The price per share of Texas Instruments common stock at the end of the 10-year term of the stock options granted at a 5% annual appreciation would be $37.64, and at a 10% annual appreciation would be $59.94.

  Table of Option Exercises in 1998 and Year-End Option Values

     The following table lists the number of shares acquired and the value realized as the result of option exercises in 1998 by the named executive officers. It also includes the number and value of the exercisable and unexercisable options as of December 31, 1998. The table contains values for "in-the-money" options, meaning a positive spread between the year-end share price of $42.81 and the exercise price.

                                                     NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                          OPTIONS AT               IN-THE-MONEY OPTIONS
                         SHARES                        DECEMBER 31, 1998           AT DECEMBER 31, 1998
                       ACQUIRED ON     VALUE      ---------------------------   ---------------------------
NAME                    EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                   -----------   ----------   -----------   -------------   -----------   -------------
T.J. Engibous........         --             --     658,000        850,000      $20,909,075    $19,873,575
R.K. Templeton.......         --             --     682,000        450,000      $22,339,765    $10,876,625
R.J. Agnich..........         --             --     132,000        205,000      $ 4,041,005    $ 4,921,238
W.A. Aylesworth......     31,000     $  639,676     280,000        205,000      $ 9,061,535    $ 4,921,238
J.C. Scarisbrick.....    123,400     $2,247,647      82,000        205,000      $ 2,433,995    $ 5,013,663
D.A. Whitaker........    168,000     $4,572,810      50,000        150,000      $ 1,458,025    $ 3,442,875

     U.S. Pension Plan Table

     The following table shows the approximate annual benefits relating to Texas Instruments' U.S. pension plan that would be payable as of December 31, 1998 to employees in higher salary classifications for the average credited earnings and years of credited service indicated. It assumes retirement at age 65. Benefits are based on eligible earnings. Eligible earnings include salary and bonus as shown in the summary compensation table. Other elements of compensation shown in the summary compensation table or referred to in the footnotes to that table are not included in eligible earnings.

     In 1997, Texas Instruments' U.S. employees were given the option of continuing to participate in the pension plan or to participate in a new defined contribution retirement plan. Mr. Templeton chose to participate in the new plan. Accordingly, his benefits under the pension plan (discussed in footnote 1) were frozen as of December 31, 1997. Contributions to the new plan for Mr. Templeton's benefit are shown in the summary compensation table.

     Mr. Scarisbrick participated in the Texas Instruments U.K. pension plan which is described below under "-- U.K. Pension Plan Table."

                                       ESTIMATED ANNUAL BENEFITS UNDER PENSION PLAN FOR
AVERAGE                                   SPECIFIED YEARS OF CREDITED SERVICE(2)(3)
CREDITED                 ----------------------------------------------------------------------------
EARNINGS(1)              15 YEARS   20 YEARS   25 YEARS   30 YEARS   35 YEARS   40 YEARS    45 YEARS
-----------              --------   --------   --------   --------   --------   --------   ----------
$ 500,000.............   $108,998   $145,331   $181,664   $217,996   $254,329   $291,829   $  329,329
$ 600,000.............   $131,498   $175,331   $219,164   $262,996   $306,829   $351,829   $  396,829
$ 700,000.............   $153,998   $205,331   $256,664   $307,996   $359,329   $411,829   $  464,329
$ 800,000.............   $176,498   $235,331   $294,164   $352,996   $411,829   $471,829   $  531,829
$ 900,000.............   $198,998   $265,331   $331,664   $397,996   $464,329   $531,829   $  599,329
$1,000,000............   $221,498   $295,331   $369,164   $442,996   $516,829   $591,829   $  666,829
$1,100,000............   $243,998   $325,331   $406,664   $487,996   $569,329   $651,829   $  734,329
$1,200,000............   $266,498   $355,331   $444,164   $532,996   $621,829   $711,829   $  801,829
$1,300,000............   $288,998   $385,331   $481,664   $577,996   $674,329   $771,829   $  869,329
$1,400,000............   $311,498   $415,331   $519,164   $622,996   $726,829   $831,829   $  936,829
$1,500,000............   $333,998   $445,331   $556,664   $667,996   $779,329   $891,829   $1,004,329

---------------

(1) The average credited earnings is the average of the five consecutive years of highest earnings. At December 31, 1998, the named executive officers were credited with the following years of credited service and had the following average credited earnings: Mr. Engibous, 21 years, $1,180,881; Mr. Agnich, 26 years, $763,879; Mr. Aylesworth, 32 years, $703,991; and Mr. Whitaker, 30 years,

    $626,141. Mr. Templeton had 16 years of credited service and $536,761 in average credited earnings as of December 31, 1997.

(2) If the amount otherwise payable under the pension plan should be restricted by the applicable provisions of ERISA, the amount in excess of ERISA's restrictions will be paid by Texas Instruments.

(3) The benefits under the plan are computed as a single life annuity beginning at age 65.

     The amounts shown in the table reflect the offset provided in the pension plan under the pension formula adopted July 1, 1989 to comply with the social security integration requirements. The integration offset is $3,502 for 15 years of credited service, $4,669 for 20 years of credited service, $5,837 for 25 years of credited service, $7,004 for 30 years of credited service, $8,171 for 35 years of credited service, $8,171 for 40 years of credited service and $8,171 for 45 years of credited service.

     U.K. Pension Plan Table

     The following table shows the approximate annual benefits relating to the Texas Instruments U.K. pension plan that would be payable as of December 31, 1998 to employees in higher salary classifications for the average credited earnings and years of service indicated. It assumes retirement at age 65. Benefits are based on eligible earnings. Eligible earnings include salary and bonus as shown in the summary compensation table. Other elements of compensation shown in the summary compensation table or referred to in the footnotes to that table are not included in eligible earnings.

AVERAGE                ESTIMATED ANNUAL BENEFITS UNDER PENSION PLAN FOR SPECIFIED YEARS OF CREDITED SERVICE(2)
CREDITED               ----------------------------------------------------------------------------------------
EARNINGS(1)             15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS     40 YEARS     45 YEARS
-----------            ----------   ----------   ----------   ----------   ----------   ----------   ----------
$300,000.............   $ 78,750     $105,000     $131,250     $157,500     $183,750     $200,000     $200,000
$400,000.............   $105,000     $140,000     $175,000     $210,000     $245,000     $266,667     $266,667
$500,000.............   $131,250     $175,000     $218,750     $262,500     $306,250     $333,333     $333,333

---------------

(1) At December 31, 1998, Mr. Scarisbrick was credited with 22 years of service and had $322,682 of average credited earnings for purposes of the U.K. pension plan.
(2) The benefits under the plan are computed as a joint life annuity beginning at age 65.

              TEXAS INSTRUMENTS SHARE OWNERSHIP OF CERTAIN PERSONS

     The following table shows (a) the only persons that have reported beneficial ownership of more than 5% of the common stock of Texas Instruments, and (b) the ownership of Texas Instruments common stock by the named executive officers, and all executive officers and directors as a group. Persons generally "beneficially own" shares if they have either the right to vote those shares or dispose of them. More than one person may be considered to beneficially own the same shares. All executive officers have the same address: 8505 Forest Lane, P.O. Box 660199, Dallas, Texas 75266.

                                                               SHARES OWNED AT       PERCENT OF
NAME AND ADDRESS                                              DECEMBER 31, 1998        CLASS
----------------                                              -----------------      ----------
FMR Corp....................................................     83,359,254(1)         10.689%
  82 Devonshire Street
  Boston, MA 02109
Capital Research and Management Company.....................     40,668,520(2)            5.2%
  333 South Hope Street
  Los Angeles, CA 90071
Thomas J. Engibous..........................................        *                   *
Richard K. Templeton........................................        *                   *
Richard J. Agnich...........................................        *                   *
William A. Aylesworth.......................................        *                   *
John C. Scarisbrick.........................................        *                   *
Delbert A. Whitaker.........................................        *                   *
All executive officers and directors as a group.............        *                   *

---------------

 *  Less than 1%.

(1) Texas Instruments understands that, as of December 31, 1998, (a) FMR Corp. and its chairman, Edward C. Johnson 3d, had sole dispositive power with respect to all of the above shares and FMR Corp. had sole voting power with respect to 6,663,934 of the above shares, and (b) the above shares include 75,565,900 shares beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., as a result of acting as investment advisor to several investment companies, and as a result of acting as a sub-advisor to Fidelity American Special Situations Trust.
(2) Texas Instruments understands that as of December 31, 1998, Capital Research and Management Company had sole dispositive power with respect to all of the above shares.

     As of December 31, 1998, the Texas Instruments Employees Master Profit Sharing Trust held 44,177,498 shares (5.7%) of Texas Instruments common stock. Pursuant to the terms of the trust, participants have the power to determine the voting and, to the extent permitted, disposition of shares held by the trust.

     The merger will not have a significant impact on the stock ownership and rights of any person listed in the table.

               DESCRIPTION OF CAPITAL STOCK OF TEXAS INSTRUMENTS

GENERAL

     The authorized capital stock of Texas Instruments consists of 1,200,000,000 shares of common stock, $1.00 par value per share, and 10,000,000 shares of preferred stock, $25.00 par value, of which shares have been designated Series B Participating Cumulative Preferred Stock. As of September 30, 1999, there were issued 793,506,626 shares of common stock, of which 1,095,147 were treasury shares and 792,411,479 were outstanding, and Texas Instruments had no preferred stock issued or outstanding. The following summary of the terms of Texas Instruments' capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law and Texas Instruments' restated certificate of incorporation, as amended.

THE COMMON STOCK

     The holders of shares of Texas Instruments common stock, subject to the preferential rights of the holders of any shares of preferred stock of Texas Instruments, are entitled to dividends when and as declared by the Texas Instruments board of directors. The holders of the Texas Instruments common stock have one vote per share on all matters submitted to a vote of the stockholders, and the right to share pro rata in the net assets of Texas Instruments in liquidation after payment of any amounts due to creditors and in respect of any preferred stock of Texas Instruments. Holders of shares of Texas Instruments common stock are not entitled as a matter of right to any preemptive or subscription rights and are not entitled to cumulative voting for directors. All outstanding shares of Texas Instruments common stock are, and the shares of Texas Instruments common stock issued upon any conversion or exchange of any debt securities or preferred stock providing for such conversion or exchange will be, fully paid and nonassessable.

     The bylaws of Texas Instruments provide that the annual meeting of stockholders shall be held on the third Thursday in April each year or on such other date as may be fixed by the Texas Instruments board of directors and as stated in a written notice, which must be mailed or delivered to each stockholder at least 10 days prior to any stockholder meeting.

     Texas Instruments is authorized to issue additional shares of common stock without further stockholder approval, except as may be required by applicable law or stock exchange regulations.

     The transfer agent and registrar for Texas Instruments' common stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60690.

THE PREFERRED STOCK

     Under its restated certificate of incorporation, Texas Instruments is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as are stated in the restated certificate of incorporation, or any certificate of designation establishing such series adopted by the Texas Instruments board of directors. The 10,000,000 authorized but unissued shares of preferred stock may be issued pursuant to resolution of the Texas Instruments board of directors without the vote of the holders of any capital stock of Texas Instruments.

THE RIGHTS PLAN

     On June 18, 1998, the Texas Instruments board of directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Texas Instruments common stock. As a result of the two-for-one stock split effective August 16, 1999, each share of Texas Instruments common stock is now associated with one-half of a Right. The dividend was paid on June 30, 1998 (the "Record Date") to holders of record of Texas Instruments common stock as of the close of business on that date. The terms and conditions of the Rights are set forth in a Rights Agreement dated as of June 19, 1998 between Texas Instruments and Harris Trust and Savings Bank, as Rights Agent (as amended by Amendment No. 1 to the Rights Agreement, the "Rights Agreement"). The Rights will expire on June 18, 2008, unless earlier exchanged or redeemed.

     Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Texas Instruments common stock, and the registered holders of the Texas Instruments common stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the common stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the common stock. The "Distribution Date" generally means the earlier of (1) the close of business on the 10th day after the date of the first public announcement that a person, other than Texas Instruments or any of its subsidiaries or any employee benefit plan of Texas Instruments or any such subsidiary, has acquired beneficial ownership of 20% or more of the outstanding shares of common stock (an "Acquiring Person") and (2) the close of business on the 10th business day, or such later day as may be designated by the Texas Instruments board of directors before any person has become an Acquiring Person, after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

     Prior to the Distribution Date, the Rights will not be exercisable to purchase Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock"). After the Distribution Date, each Right will be exercisable to purchase, for $200 (the "Purchase Price"), one one-thousandth of a share of Series B Preferred Stock.

     At any time after any person has become an Acquiring Person, but before the occurrence of any of the events described in the second succeeding sentence, each Right, other than Rights beneficially owned by the Acquiring Person and certain affiliated persons, will entitle the holder to purchase, for the Purchase Price, a number of shares of Texas Instruments common stock having a market value of twice the Purchase Price. At any time after any person has become an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Texas Instruments common stock or the occurrence of any of the events described in the next sentence, the Texas Instruments board of directors may exchange all or part of the Rights, other than Rights beneficially owned by an Acquiring Person and certain affiliated persons, for shares of Texas Instruments common stock at an exchange ratio of one share of Texas Instruments common stock per Right. If, after any person has become an Acquiring Person, (1) Texas Instruments is involved in a merger or other business combination in which Texas Instruments is not the surviving corporation or its common stock is exchanged for other securities or assets or
(2) Texas Instruments and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of Texas Instruments and its subsidiaries, taken as a whole, then each Right, other than Rights beneficially owned by an Acquiring Person and certain affiliated persons, will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale, or in certain circumstances, an affiliate, having a market value of twice the Purchase Price.

     The Texas Instruments board of directors may redeem all of the Rights at a price of $0.01 per Right at any time before any person has become an Acquiring Person. For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect. At any time when the Rights are no longer redeemable, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders, other than any Acquiring Person and certain affiliated persons, cause the Rights Agreement to become amendable other than as described in this sentence or cause the Rights again to become redeemable.

     Rights holders have no rights as holders of Texas Instruments common stock, including the right to vote and to receive dividends.

     The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     Each outstanding share of Texas Instruments common stock on the Record Date received one Right. Shares of common stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Texas Instruments common stock outstanding prior to the Distribution Date will have Rights attached. As a result of the two-for-one stock split effective August 16, 1999, each share of Texas Instruments common stock is now associated with one-half of a Right.

     The Rights may have antitakeover effects. The Rights may cause substantial dilution to a person that attempts to acquire Texas Instruments without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Texas Instruments board of directors since the Rights may be redeemed by Texas Instruments as described above.

     The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is included as an exhibit to documents filed with the Securities and Exchange Commission and incorporated by reference.

                                 LEGAL MATTERS

     The validity of the shares of Texas Instruments common stock to be issued in the merger and certain United States federal income tax consequences of the merger will be passed upon for Texas Instruments by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York.

     Certain United States federal income tax consequences of the merger will be passed upon for Power Trends by Johnson and Colmar, Chicago, Illinois.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of Texas Instruments as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 included in this proxy statement/ prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein. The financial statements of Power Trends, Inc. as of June 30, 1999 and 1998 and for each of the years in the three-year period ended June 30, 1999 included in this proxy statement/ prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein.

                         INDEX TO FINANCIAL STATEMENTS

                         TEXAS INSTRUMENTS INCORPORATED
                                AND SUBSIDIARIES


                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........   F-2
Consolidated Financial Statements -- Income -- for the years
  ended December 31, 1998, 1997 and 1996....................   F-3
Consolidated Financial Statements -- Balance Sheet -- as of
  December 31, 1998 and 1997................................   F-4
Consolidated Financial Statements -- Cash Flows -- for the
  years ended December 31, 1998, 1997 and 1996..............   F-5
Consolidated Financial Statements -- Stockholders'
  Equity -- for the years ended December 31, 1998, 1997 and
  1996......................................................   F-6
Notes to Financial Statements...............................   F-7
Consolidated Quarterly Financial Data -- for the years 1998
  and 1997 (unaudited)......................................  F-31
Consolidated Financial Statements -- Income -- for the six
  months ended June 30, 1999 and 1998 (unaudited)...........  F-33
Consolidated Financial Statements -- Balance Sheet -- as of
  June 30, 1999 (unaudited) and December 31, 1998...........  F-34
Notes to Financial Statements (unaudited)...................  F-35


                               POWER TRENDS, INC.


                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-40
Balance Sheets as of June 30, 1999 and 1998.................  F-41
Statements of Income for the years ended June 30, 1999, 1998 and 1997..................................................  F-42
Statements of Changes in Convertible Redeemable Preferred
  Stock and Common Stockholders' Deficit for the years ended
  June 30, 1999, 1998 and 1997..............................  F-43
Statements of Cash Flows for the years ended June 30, 1999,
  1998 and 1997.............................................  F-44
Notes to the Financial Statements...........................  F-45

                          REPORT OF ERNST & YOUNG LLP,

                              INDEPENDENT AUDITORS

The Board of Directors
Texas Instruments Incorporated

     We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) at December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Instruments Incorporated and subsidiaries at December 31, 1998 and 1997, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

Dallas, Texas
January 19, 1999

                       CONSOLIDATED FINANCIAL STATEMENTS

                                     INCOME

                                                                 MILLIONS OF DOLLARS,
                                                               EXCEPT PER-SHARE AMOUNTS
                                                                 FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
Net Revenues................................................  $8,460    $9,750    $9,940
                                                              ------    ------    ------
Operating costs and expenses:
  Cost of revenues..........................................   5,394     6,067     7,146
  Research and development..................................   1,206     1,536     1,181
  Marketing, general and administrative.....................   1,461     1,532     1,639
                                                              ------    ------    ------
          Total.............................................   8,061     9,135     9,966
                                                              ------    ------    ------
Profit (loss) from operations...............................     399       615       (26)
Other income (expense) net..................................     293       192        76
Interest on loans...........................................      75        94        73
                                                              ------    ------    ------
Income (loss) from continuing operations before provision
  for income taxes and extraordinary item...................     617       713       (23)
Provision for income taxes..................................     210       411        23
                                                              ------    ------    ------
Income (loss) from continuing operations before
  extraordinary item........................................     407       302       (46)
Discontinued operations:
  Income from operations....................................      --        52       109
  Gain on sale..............................................      --     1,473        --
                                                              ------    ------    ------
Income before extraordinary item............................     407     1,827        63
Extraordinary item: extinguishment of debt..................      --       (22)       --
                                                              ------    ------    ------
Net income..................................................  $  407    $1,805    $   63
                                                              ======    ======    ======
Diluted earnings (loss) per common share:
  Continuing operations before extraordinary item...........  $  .51    $  .38    $ (.06)
  Discontinued operations:
     Income from operations.................................      --       .07       .14
     Gain on sale...........................................      --      1.85        --
  Extraordinary item........................................      --      (.03)       --
                                                              ------    ------    ------
Net income..................................................  $  .51    $ 2.27    $  .08
                                                              ======    ======    ======
Basic earnings (loss) per common share:
  Continuing operations before extraordinary item...........  $  .52    $  .39    $ (.06)
  Discontinued operations:
     Income from operations.................................      --       .07       .14
     Gain on sale...........................................      --      1.91        --
  Extraordinary item........................................      --      (.03)       --
                                                              ------    ------    ------
Net income..................................................  $  .52    $ 2.34    $  .08
                                                              ======    ======    ======

                            See accompanying notes.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                 BALANCE SHEET

                                     ASSETS

                                                              MILLIONS OF DOLLARS,
                                                                EXCEPT PER-SHARE
                                                                     AMOUNTS
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1997
                                                              ---------   ---------
Current assets:
  Cash and cash equivalents.................................   $   540     $ 1,015
  Short-term investments....................................     1,709       2,005
  Accounts receivable, less allowance for losses of $97
     million in 1998 and $73 million in 1997................     1,343       1,705
  Inventories...............................................       596         742
  Prepaid expenses..........................................        75          59
  Deferred income taxes.....................................       583         577
                                                               -------     -------
          Total current assets..............................     4,846       6,103
                                                               -------     -------
Property, plant and equipment at cost.......................     6,379       7,414
  Less accumulated depreciation.............................    (3,006)     (3,234)
                                                               -------     -------
          Property, plant and equipment (net)...............     3,373       4,180
                                                               -------     -------
Investments.................................................     2,564          69
Deferred income taxes.......................................        23         134
Other assets................................................       444         363
                                                               -------     -------
          Total assets......................................   $11,250     $10,849
                                                               =======     =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Loans payable and current portion long-term debt..........   $   267     $    71
  Accounts payable and accrued expenses.....................     1,582       2,082
  Income taxes payable......................................       193         154
  Accrued retirement and profit sharing contributions.......       154         189
                                                               -------     -------
          Total current liabilities.........................     2,196       2,496
                                                               -------     -------
Long-term debt..............................................     1,027       1,286
Accrued retirement costs....................................       895         731
Deferred income taxes.......................................       381         288
Deferred credits and other liabilities......................       224         134
Stockholders' equity:
  Preferred stock, $25 par value. Authorized -- 10,000,000
     shares
     Participating cumulative preferred. None issued........        --          --
  Common stock, $1 par value. Authorized -- 1,200,000,000
     shares
     Shares issued: 1998 -- 392,395,997;
      1997 -- 390,359,317...................................       392         390
  Paid-in capital...........................................     1,178       1,183
  Retained earnings.........................................     4,795       4,488
  Less treasury common stock at cost
     Shares: 1998 -- 1,716,038; 1997 -- 860,765.............      (134)        (94)
  Accumulated other comprehensive income....................       296         (53)
                                                               -------     -------
          Total stockholders' equity........................     6,527       5,914
                                                               -------     -------
          Total liabilities and stockholders' equity........   $11,250     $10,849
                                                               =======     =======

                            See accompanying notes.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                   CASH FLOWS

                                                                 MILLIONS OF DOLLARS,
                                                               EXCEPT PER-SHARE AMOUNTS
                                                                  FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1998      1997      1996
                                                              -------   -------   -------
Continuing operations:
  Cash flows from operating activities:
    Income (loss) from continuing operations before
     extraordinary item.....................................  $   407   $   302   $   (46)
    Depreciation............................................    1,169     1,109       904
    Acquired in-process research and development............       25       461       192
    Deferred income taxes...................................      (50)        9       (51)
    Net currency exchange (gains) losses....................       (4)        6         7
      (Increase) decrease in working capital (excluding cash
       and cash equivalents, short-term investments,
       deferred income taxes, and loans payable and current
       portion long-term debt):
         Accounts receivable................................      289       (39)      250
         Inventories........................................       74       (34)      245
         Prepaid expenses...................................      (17)      (19)        9
         Accounts payable and accrued expenses..............     (427)      (36)     (404)
         Income taxes payable...............................       24       (26)       (3)
         Accrued retirement and profit sharing
           contributions....................................      (24)      128      (283)
    Extraordinary item: extinguishment of debt..............       --       (22)       --
    Increase in noncurrent accrued retirement costs.........       42         7        79
    Other...................................................     (257)       (3)     (101)
                                                              -------   -------   -------
  Net cash provided by operating activities.................    1,251     1,843       798
  Cash flows from investing activities:
    Additions to property, plant and equipment..............   (1,031)   (1,238)   (2,063)
    Purchases of short-term investments.....................   (2,244)   (2,457)      (27)
    Sales and maturities of short-term investments..........    2,537       479       202
    Acquisition of businesses, net of cash acquired.........     (152)     (304)     (313)
    Loans and payments made in connection with sale of
     memory business........................................     (680)       --        --
    Proceeds from sale of other businesses..................      100       177       150
    Proceeds from sale of discontinued operations less
     income taxes and transaction costs.....................       --     2,138        --
                                                              -------   -------   -------
  Net cash used in investing activities.....................   (1,470)   (1,205)   (2,051)
  Cash flows from financing activities:
    Additions to loans payable..............................       --        --       288
    Payments on loans payable...............................       (4)     (314)       (2)
    Additions to long-term debt.............................       --        28       871
    Payments on long-term debt..............................      (68)     (256)     (199)
    Dividends paid on common stock..........................     (133)     (131)     (129)
    Sales and other common stock transactions...............      196       140        35
    Common stock repurchase program.........................     (253)      (86)       --
    Other...................................................       --        (2)       (1)
                                                              -------   -------   -------
  Net cash provided by (used in) financing activities.......     (262)     (621)      863
  Effect of exchange rate changes on cash...................        6       (23)      (16)
                                                              -------   -------   -------
  Cash used in continuing operations........................     (475)       (6)     (406)
                                                              -------   -------   -------
Discontinued operations:
  Operating activities......................................       --        73        86
  Investing activities......................................       --       (16)      (80)
  Financing activities......................................       --        --        --
                                                              -------   -------   -------
  Cash provided by discontinued operations..................       --        57         6
                                                              -------   -------   -------
  Net increase (decrease) in cash and cash equivalents......     (475)       51      (400)
  Cash and cash equivalents at beginning of year............    1,015       964     1,364
                                                              -------   -------   -------
  Cash and cash equivalents at end of year..................  $   540   $ 1,015   $   964
                                                              =======   =======   =======

                            See accompanying notes.

                       CONSOLIDATED FINANCIAL STATEMENTS

                              STOCKHOLDERS' EQUITY

                                                  MILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS
                                                                                        ACCUMULATED
                                                                            TREASURY       OTHER
                                              COMMON   PAID-IN   RETAINED    COMMON    COMPREHENSIVE
                                              STOCK    CAPITAL   EARNINGS    STOCK        INCOME*
                                              ------   -------   --------   --------   -------------
Balance, December 31, 1995..................   $190    $1,081     $2,881      $ (12)       $ (45)
                                               ----    ------     ------      -----        -----
1996
  Net income................................     --        --         63         --           --
  Dividends declared on common stock ($.17
     per share).............................     --        --       (130)        --           --
  Common stock issued on exercise of stock
     options................................     --        28         --         --           --
  Other stock transactions, net.............     --         7         --         --           --
  Pension liability adjustment..............     --        --         --         --            6
  Equity and cash investments adjustment....     --        --         --         --           28
                                               ----    ------     ------      -----        -----
Balance, December 31, 1996..................    190     1,116      2,814        (12)         (11)
                                               ----    ------     ------      -----        -----
1997
  Net income................................     --        --      1,805         --           --
  Dividends declared on common stock ($.17
     per share).............................     --        --       (131)        --           --
  Two-for-one common stock split............    195      (195)        --         --           --
  Common stock issued:
     On exercise of stock options...........      3        95         --          5           --
     On conversion of debentures............      2       101         --         --           --
  Stock repurchase program..................     --        --         --        (86)          --
  Other stock transactions, net.............     --        66         --         (1)          --
  Pension liability adjustment..............     --        --         --         --          (24)
  Equity and cash investments adjustment....     --        --         --         --          (18)
                                               ----    ------     ------      -----        -----
Balance, December 31, 1997..................    390     1,183      4,488        (94)         (53)
                                               ----    ------     ------      -----        -----
1998
  Net income................................     --        --        407         --           --
  Dividends declared on common stock ($.128
     per share).............................     --        --       (100)        --           --
  Common stock issued on exercise of stock
     options................................      2      (111)        --        254           --
  Stock repurchase program..................     --        --         --       (294)          --
  Other stock transactions, net.............     --       106         --         --           --
  Pension liability adjustment..............     --        --         --         --         (117)
  Equity, debt and cash investments
     adjustment.............................     --        --         --         --          466
                                               ----    ------     ------      -----        -----
Balance, December 31, 1998..................   $392    $1,178     $4,795      $(134)       $ 296
                                               ====    ======     ======      =====        =====

     Comprehensive income, i.e., net income plus other comprehensive income, totaled $756 million in 1998, $1,763 million in 1997 and $97 million in 1996.

                            See accompanying notes.

                         NOTES TO FINANCIAL STATEMENTS

ACCOUNTING POLICIES AND PRACTICES

     Texas Instruments Incorporated (referred to as, the "company," and/or "TI") adopted SFAS No. 130 in the first quarter of 1998. It required disclosure of comprehensive income, i.e., net income plus direct adjustments to stockholders' equity such as equity, debt and cash investment adjustments and pension liability adjustments. Also in 1998, the company adopted SFAS No. 132, which mandated changes in disclosures for pension and retiree health care plans. In 1997, the company adopted SFAS No. 128, which required disclosure of two new earnings per share amounts (diluted and basic) and elimination of prior earnings per share amounts. Also in 1997, the company adopted SFAS No. 131, which required a new basis of determining reportable business segments, i.e., the management approach. Disclosures under these 1997 and 1998 standards were provided on a retroactive basis. None affected reported net income.

     Accounting standard SFAS No. 133 was issued in 1998 and is effective in 2000. It requires that all derivatives be marked-to-market on an ongoing basis. This applies whether the derivatives are stand-alone instruments, such as forward currency exchange contracts and interest rate swaps, or embedded derivatives, such as call options contained in convertible debt investments. Along with the derivatives, the underlying hedged items are also to be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or stockholders' equity, depending on the nature of the transaction. The company expects to adopt the standard in the first quarter of 2000 on a cumulative basis. Based on analysis to date, the company expects the most significant impact of this standard will be the cumulative, as well as ongoing mark-to-market, adjustment through the income statement of the embedded call option on Micron Technology, Inc. (Micron) common shares contained in the convertible note received from Micron in connection with TI's 1998 sale of its memory business. The value of this option can be volatile given its sensitivity to changes in the value of Micron common shares. For example, at September 30, 1998, the estimated value of the option was $82 million; at December 31, 1998, it was $192 million. Under SFAS No. 133, this change in value of $110 million would be included in the income statement. Under current accounting principles, the change in value of the Micron convertible note, including the embedded call, is an adjustment to stockholders' equity.

     Accounting standard SOP 98-1 was issued in 1998 and is effective in 1999. It requires capitalization of the development costs of software to be used internally, e.g., for manufacturing or administrative processes. The company, which currently capitalizes significant development costs for internal-use software, expects to adopt the standard in the first quarter of 1999 for developmental costs incurred in that quarter and thereafter. The effect is not expected to be material. Accounting standard SOP 98-5 was issued in 1998 and is effective in 1999. It requires expensing, rather than capitalizing, the cost of start-up activities. The company currently expenses such amounts as incurred and therefore expects no material effect from adoption of this standard.

     The consolidated financial statements include the accounts of all subsidiaries. The preparation of financial statements requires the use of estimates from which final results may vary. Intercompany balances and transactions have been eliminated. Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the 1998 presentation. The U.S. dollar is the functional currency for financial reporting. With regard to accounts recorded in currencies other than U.S. dollars, current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year-end. Inventories, property, plant and equipment and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate month-end rate of exchange. Net currency exchange gains and losses from remeasurement and forward currency exchange contracts to hedge net balance sheet exposures are charged or credited on a current basis to other income (expense) net. Gains and losses from forward currency exchange contracts to hedge specific transactions are deferred and included in the measurement of the related transactions. Gains and losses from interest rate swaps are included on the accrual basis in interest expense. Gains and losses from terminated forward currency exchange contracts and interest rate swaps are deferred and recognized consistent with the terms of the underlying transaction.

     As discussed in the Divestitures note, the consolidated financial statements include the effect of two significant divestitures: the sale of the company's memory business and related joint venture interests to Micron in September 1998, which was accounted for as a sale of a business, and the sale of the defense business to Raytheon Company in July 1997, which was accounted for as a discontinued operation.

     The description "accounted for as a sale of a business" means the sale of TI's memory business, which was a portion of the company's Semiconductor segment, was not accounted for as a discontinued operation under APB No. 30, but as a part of continuing operations, as discussed in paragraph 13 of that opinion.

     The description "accounted for as a discontinued operation" means the sale of TI's Defense Systems and Electronics segment was accounted for under APB No. 30, paragraph 8, as the disposal of a segment of a business. Accordingly, the operating results and gain on the sale of this business were presented in TI's financial statements as discontinued operations, separate from TI's continuing operations.

     Inventories are stated at the lower of cost or estimated realizable value. Cost is generally computed on a currently adjusted standard (which approximates current average costs) or average basis.

     Revenues are generally recognized as products are shipped. Royalty revenue is recognized by the company upon fulfillment of its contractual obligations and determination of a fixed royalty amount or, in the case of ongoing royalties, upon sale by the licensee of royalty-bearing products, as estimated by the company.

     Depreciation is computed by either the declining-balance method (primarily 150 percent declining method) or the sum-of-the-years-digits method. Fully depreciated assets are written off against accumulated depreciation. Advertising costs are expensed as incurred. Advertising expense was $100 million in 1998, $128 million in 1997 and $124 million in 1996.

     Share amounts have been retroactively adjusted for the two-for-one stock split in August 1999. Computation of earnings per common share (EPS) amounts for income (loss) from continuing operations before extraordinary item is as follows (millions, except per-share amounts):

                                               1998                     1997                    1996
                                      ----------------------   ----------------------   ---------------------
                                      INCOME   SHARES   EPS    INCOME   SHARES   EPS    LOSS   SHARES    EPS
                                      ------   ------   ----   ------   ------   ----   ----   ------   -----
Basic EPS...........................   $407    781.0    $.52    $302    770.3    $.39   $(46)  758.8    $(.06)
Dilutives:
  Stock options/compensation
     plans..........................     --     20.9              --     18.6             --      --
  Convertible debentures............     --       --              --      6.6             --      --
                                       ----    -----    ----    ----    -----    ----   ----   -----    -----
Diluted EPS.........................   $407    801.9    $.51    $302    795.5    $.38   $(46)  758.8    $(.06)
                                       ====    =====    ====    ====    =====    ====   ====   =====    =====

     The EPS computation for 1996 excludes 9.6 million shares for stock options/compensation plans and 10.0 million shares for convertible debentures because their effect would have been antidilutive.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Debt securities with original maturities within three months are considered cash equivalents. Debt securities with original maturities beyond three months have remaining maturities within 13 months and are considered short-term investments. These cash equivalent and short-term investment debt securities are available for sale and stated at fair value, which approximates their specific amortized cost. As of December 31, 1998, these debt securities consisted primarily of the following types: corporate ($1,092 million) and asset-backed commercial paper ($679 million). At December 31, 1997, these debt securities consisted primarily of the following types: corporate ($1,943 million) and asset-backed commercial paper ($623 million). Gross realized and unrealized gains and losses for each of these security types were immaterial in 1998, 1997 and 1996. Proceeds from sales of these cash equivalent and short-term investment debt securities in 1998, 1997 and 1996 were $647 million, $859 million and $10 million.

INVENTORIES

                                                              MILLIONS OF
                                                                DOLLARS
                                                              1998   1997
                                                              ----   ----
Raw materials and purchased parts...........................  $ 77   $105
Work in process.............................................   354    364
Finished goods..............................................   165    273
                                                              ----   ----
Inventories.................................................  $596   $742
                                                              ====   ====

     Prior to the sale of its memory business to Micron in 1998, TI participated in DRAM manufacturing joint ventures. TI held minority interests in, and had long-term inventory purchase commitments with, each joint venture. Under the agreements, TI purchased the output of the ventures at prices based upon percentage discounts from TI's average selling prices.

     Inventory purchases from the ventures aggregated $416 million in 1998, $977 million in 1997 and $1,176 million in 1996. Receivables from and payables to the ventures were $135 million and $69 million at December 31, 1997. TI amortized its cost of the ventures over the expected initial output period of three to five years, and recognized its share of any cumulative venture net losses in excess of amortization. The related expense charged to operations was $40 million in 1998, $88 million in 1997 and $33 million in 1996.

PROPERTY, PLANT AND EQUIPMENT AT COST

                                                                                  MILLIONS OF DOLLARS
                                                              DEPRECIABLE LIVES     1998       1997
                                                              -----------------   --------   --------
Land........................................................                       $   88     $   94
Buildings and improvements..................................   5-40 years           2,297      2,583
Machinery and equipment.....................................   3-10 years           3,994      4,737
                                                                                   ------     ------
          Total.............................................                       $6,379     $7,414
                                                                                   ======     ======

     Authorizations for property, plant and equipment expenditures in future years were approximately $541 million at December 31, 1998, and $1105 million at December 31, 1997.

INVESTMENTS

     At year-end 1998, equity investments primarily consisted of 28,933,092 Micron common shares, along with several other publicly traded investments. Debt investments consisted of 6.5% Micron convertible and subordinated notes. The convertible note (convertible into 12,333,358 Micron common shares at $60 per share) and the subordinated note have face amounts of $740 million and $210 million. The notes, which mature in 2005, have a weighted-average imputed interest rate of 8.7%. The Micron securities were received in 1998 in connection with TI's sale of its memory business.

     TI Ventures is an externally managed venture fund which invests in the development of new markets. As of year-end 1998, it had invested in 14 companies focused on next-generation applications of digital signal processors.

     Other investments consist of mutual funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

     Following is information on the investments:

                                                                  MILLIONS OF DOLLARS
                                                                           UNREALIZED
                                                        FAIR    --------------------------------
                                                       VALUE    GAINS   (LOSSES)   NET     COST
                                                       ------   -----   --------   ----   ------
1998
Equity investments...................................  $1,516   $643    $    (51)  $592   $  924
Debt investments.....................................     978    139          --    139      839
TI Ventures..........................................      37      5          --      5       32
Other investments....................................      33      5          (5)    --       33
                                                       ------   ----    --------   ----   ------
          Total......................................  $2,564   $792    $    (56)  $736   $1,828
                                                       ======   ====    ========   ====   ======
1997
Equity investments...................................  $   53   $ 50    $    (36)  $ 14   $   39
TI Ventures..........................................      10     --          --     --       10
Other investments....................................       6      5          --      5        1
                                                       ------   ----    --------   ----   ------
          Total......................................  $   69   $ 55    $    (36)  $ 19   $   50
                                                       ======   ====    ========   ====   ======

     Investments are stated at fair value, which is based on market quotes, current interest rates or management estimates, as appropriate. Adjustments to fair value of the equity and debt investments, which are classified as available-for-sale, are recorded as an increase or decrease in stockholders' equity. Adjustments to fair value of the venture fund are recorded in other income (expense) net. Adjustments to fair value of the other investments, which are classified as trading, are recorded in operating expense. Cost or amortized cost, as appropriate, was determined on a specific identification basis. Proceeds from sales of equity and debt investments were zero in 1998, $26 million in 1997 and zero in 1996. There were no gross realized gains or losses from sales of equity and debt investments in 1998 and 1996, and there was a $16 million gain in 1997.

NON-CASH INVESTING ACTIVITIES

     Following are descriptions of those divestitures and acquisitions by TI which involved significant non-cash amounts. In September, 1998, TI sold its memory business to Micron Technology, Inc. (Micron). As a result, TI received Micron common shares and notes with values of $881 million and $836 million, respectively. In addition to TI's memory assets, Micron received $550 million in cash from TI to facilitate the deployment of Micron's technology throughout the acquired business. In the fourth quarter of 1998, TI made an additional $130 million payment to Micron as part of the contractually required working capital. TI deferred the estimated pretax gain of $127 million on the sale of the memory business until the recovery of the TI-provided financing.

     In July 1996, TI acquired Silicon Systems, Inc. (SSi) by means of a stock purchase agreement for $340 million in cash plus the assumption of $217 million of 5-year installment notes and $61 million of current liabilities. Of the aggregate purchase price of $618 million, TI recorded $426 million for the value of assets acquired, $192 million for the value of acquired in-process research and development, and $278 million for the value of liabilities assumed.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                              MILLIONS OF DOLLARS
                                                                1998       1997
                                                              --------   --------
Accounts payable............................................   $  510     $  698
Accrued salaries, wages, severance and vacation pay.........      320        405
Other accrued expenses and liabilities......................      752        979
                                                               ------     ------
          Total.............................................   $1,582     $2,082
                                                               ======     ======

DEBT AND LINES OF CREDIT

                                                              MILLIONS OF DOLLARS
LONG-TERM DEBT                                                  1998       1997
--------------                                                --------   --------
6.75% notes due 1999........................................   $  200     $  200
6.875% notes due 2000.......................................      200        200
9.0% notes due 2001.........................................       55         55
6.65% notes, due in installments through 2001...............      159        204
9.25% notes due 2003........................................      104        104
6.125% notes due 2006.......................................      300        300
8.75% notes due 2007........................................       43         43
3.80% to 6.10% lira notes
  (9% swapped for 1.60% U.S. dollar obligation).............      184        190
Other.......................................................       49         57
                                                               ------     ------
                                                                1,294      1,353
Less current portion long-term debt.........................      267         67
                                                               ------     ------
          Total.............................................   $1,027     $1,286
                                                               ======     ======

     The coupon rates for the notes due 2006 have been swapped for LIBOR-based variable rates through 2006, for an effective interest rate of approximately 4.6% and 5.1% as of December 31, 1998 and 1997. The lira notes, and related swaps, are due in installments through 2005.

     As a result of a 1997 tender offer for any or all of the company's 9.0%, 9.25% and 8.75% notes, an aggregate of $248 million of debt principal was tendered at a cash price of $280 million. This resulted in an extraordinary charge of $22 million in the fourth quarter of 1997, after elimination of deferred issuance costs and recognition of an income tax effect of $12 million.

     Interest incurred on loans in 1998, 1997 and 1996 was $85 million, $114 million and $108 million. Of these amounts, $10 million in 1998, $20 million in 1997 and $35 million in 1996 were capitalized as a component of capital asset construction costs. Interest paid on loans (net of amounts capitalized) was $75 million in 1998, $94 million in 1997 and $54 million in 1996.

     Aggregate maturities of long-term debt due during the four years subsequent to December 31, 1999, are as follows:

                                                      MILLIONS OF DOLLARS
                                                      -------------------
2000...............................................          $312
2001...............................................           136
2002...............................................            27
2003...............................................           161

     The company maintains lines of credit to support commercial paper borrowings and to provide additional liquidity. These lines of credit totaled $669 million at December 31, 1998, and $651 million at

December 31, 1997. Of these amounts, at December 31, 1998 and 1997, $600 million existed to support outstanding commercial paper borrowings or short-term bank loans.

FINANCIAL INSTRUMENTS AND RISK CONCENTRATION

     FINANCIAL INSTRUMENTS: In addition to the swaps discussed in the preceding note, as of December 31, 1998, the company had forward currency exchange contracts outstanding of $756 million to hedge net balance sheet exposures (including $161 million to sell yen, $132 million to buy lira and $105 million to buy deutsche marks). At December 31, 1997, the company had forward currency exchange contracts outstanding of $275 million to hedge net balance sheet exposures (including $101 million to buy lira, $73 million to buy deutsche marks and $24 million to buy Singapore dollars). As of December 31, 1998 and 1997, the carrying amounts and current market settlement values of these swaps and forward contracts were not significant. The company uses forward currency exchange contracts, including the lira note currency swaps, to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the company's non-U.S. dollar net balance sheet exposures. The interest rate swaps for the company's notes due 2006 are used to change the characteristics of the interest rate stream on the debt from fixed rates to short-term variable rates in order to achieve a mix of interest rates that, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to reduce interest expense by $3 million and $2 million in 1998 and 1997, and increase interest expense by $2 million in 1996.

     In order to minimize its exposure to credit risk, the company limits its counterparties on the forward currency exchange contracts and interest rate swaps to investment-grade rated financial institutions.

     As of December 31, 1998 and 1997, the fair value of long-term debt, based on current interest rates, was approximately $1,346 million and $1,390 million, compared with the historical cost amount of $1,294 million and $1,353 million.

     RISK CONCENTRATION: Financial instruments that potentially subject the company to concentrations of credit risk are primarily cash investments, accounts receivable and noncurrent investments. The company places its cash investments in investment-grade, short-term debt securities and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the company's customer base and their dispersion across different industries and geographic areas. The company maintains an allowance for losses based upon the expected collectibility of accounts receivable. The company's noncurrent investments at year-end 1998 have an aggregate fair value of $2,564 million. The investments are in high-technology companies and are subject to price volatility and other uncertainties. They include a significant concentration of Micron debt (fair value of $978 million) and equity instruments (fair value of $1,463 million). The company adjusts the carrying amounts of the investments to fair value each quarter.

STOCKHOLDERS' EQUITY

     The company is authorized to issue 10,000,000 shares of preferred stock. None is currently outstanding.

     Each outstanding share of the company's common stock carries one-half of a stock purchase right. Under certain circumstances, each right may be exercised to purchase one one-thousandth of a share of the company's participating cumulative preferred stock for $200. Under certain circumstances following the acquisition of 20% or more of the company's outstanding common stock by an acquiring person (as defined in the rights agreement), each right (other than rights held by an acquiring person) may be exercised to purchase common stock of the company or a successor company with a market value of twice the $200 exercise price. The rights, which are redeemable by the company at 1 cent per right, expire in June 2008.

     Changes in other comprehensive income are as follows:

                                                             MILLIONS OF DOLLARS
                                                                     EQUITY, DEBT AND
                                                 PENSION LIABILITY   CASH INVESTMENTS
                                                    ADJUSTMENT          ADJUSTMENT      TOTAL
                                                 -----------------   ----------------   -----
Balance, December 31, 1995.....................        $ (45)             $  --         $ (45)
  Annual adjustments...........................            6                 43            49
  Tax effect of above..........................           --                (15)          (15)
                                                       -----              -----         -----
Balance, December 31, 1996.....................          (39)                28           (11)
  Annual adjustments...........................          (24)               (12)          (36)
  Tax effect of above..........................           --                  4             4
  Reclassification of realized transactions,
     net of tax of $6 million..................           --                (10)          (10)
                                                       -----              -----         -----
Balance, December 31, 1997.....................          (63)                10           (53)
  Annual adjustments...........................         (117)               717           600
  Tax effect of above..........................           --               (251)         (251)
                                                       -----              -----         -----
Balance, December 31, 1998.....................        $(180)             $ 476         $ 296
                                                       =====              =====         =====

RESEARCH AND DEVELOPMENT EXPENSE

     Research and development expense, which totaled $1,206 million in 1998, $1,536 million in 1997 and $1,181 million in 1996, included a charge in 1998 of $25 million for the value of acquired in-process research and development from two business acquisitions, GO DSP and Spectron. Research and development expense for 1997 included a charge of $461 million for the value of acquired in-process research and development as a result of the acquisition of Amati Communications Corporation (Amati). The company acquired Amati as a result of an all-cash tender offer in fourth quarter 1997 through which approximately 78% of Amati's outstanding common shares were acquired for an aggregate of $306 million. As contractually required, the company then acquired the balance of the Amati shares through a second-step merger transaction for an aggregate of $91 million. In addition to these stock purchase costs, the company incurred approximately $117 million of additional acquisition costs, which included $50 million for the value of TI common stock options contractually required to be issued to replace outstanding Amati employee stock options. Research and development expense for 1996 included a charge of $192 million for the value of acquired in-process research and development in connection with the 1996 acquisition of Silicon Systems, Inc. (SSi) for $618 million. There was essentially no tax offset associated with these acquired in-process research and development charges.

     In connection with TI's acquisitions of GO DSP and Spectron, both of which occurred in the first quarter of 1998, TI recorded charges of $10 million and $15 million for purchased in-process R&D (purchased R&D), based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.

     GO DSP's and Spectron's research and development related to DSP software tools. These software tools, which include real-time operating systems, allow DSP systems developers to improve productivity and reduce time-to-market. TI's goal in these acquisitions was to extend its leadership in digital signal processing solutions by offering a complete development environment, simplifying DSP development, and making TI DSP solutions even more attractive for a broad range of fast-growing markets.

     Significant assumptions used in determining the value of purchased R&D for GO DSP and Spectron included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in late 1998. The discount rate selected for GO DSP's and Spectron's in-process technologies was 30%.

     At the time of the acquisitions, GO DSP and Spectron management estimated the remaining cost and time to complete the purchased R&D projects was approximately $7 million and 540 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. All the in-process projects were essentially completed on schedule. TI expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

     In connection with TI's acquisition of Amati in the fourth quarter of 1997, TI recorded a charge of $461 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.

     Amati's research and development related to Digital Subscriber Line (DSL) system designs for the Internet and other uses. DSL technology targets the local exchange carrier market since the technology permits the transmission of data at high speeds over the existing copper lines of the local exchange carriers. Currently, analog modems are noted as being slow in their transmission speed, and ADSL digital processing technology is expected to fill the need for additional bandwidth requirements. VDSL transmits high-speed data over short reaches of twisted-pair copper telephone wire, with a range of speeds that depends on actual line length.

     Significant assumptions used in determining the value of purchased R&D for Amati included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 1999. The discount rate selected for Amati's in-process technologies was 30%.

     At the time of the acquisition, Amati management estimated the remaining cost to complete the purchased R&D projects to be approximately $13 million with a remaining time requirement of approximately 1,300 engineer-months. All the in-process projects were essentially completed on schedule. Several products have been released, and although the DSL market has developed more slowly than expected, TI expects improvements in the near term in Internet-related demand. As this occurs, TI will be one of a very few suppliers who have demonstrated interoperability and standards compliance. Thus, TI expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

     In connection with TI's acquisition of SSi in the third quarter of 1996, TI recorded a charge of $192 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.

     SSi's research and development related to analog technology for hard disk drives and removable storage devices. Historically, SSi had primarily emphasized producing integrated circuits for the hard disk drive market. As of the acquisition date, SSi's product development activities for this market had been expanded to include other magnetic optical storage devices that require advanced technology and performance.

     Significant assumptions used in determining the value of purchased R&D for SSi included projected operating cash flows and the discount rate. Projected operating cash flows were expected to commence in late 1996. The discount rate selected for SSi's in-process technologies was 22%.

     At the time of the acquisition SSi management estimated the remaining cost to complete the purchased R&D projects to be approximately $16 million, over a 9-month period. All the in-process projects were essentially completed on schedule. TI expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

OTHER INCOME (EXPENSE) NET

                                                               MILLIONS OF DOLLARS
                                                              1998    1997    1996
                                                              -----   -----   -----
Interest income.............................................  $166    $146     $62
Other income (expense) net..................................   127      46      14
                                                              ----    ----     ---
          Total.............................................  $293    $192     $76
                                                              ====    ====     ===

     Other income included gains of $83 million in 1998 from the sale of TI's interest in the TI-Acer joint venture to Acer Corporation and $66 million in 1997 from the sale of three divested activities, primarily software.

STOCK OPTIONS

     The company has stock options outstanding to participants under the Texas Instruments 1996 Long-Term Incentive Plan, approved by stockholders on April 18, 1996. Options are also outstanding under the 1988 Stock Option Plan and the Texas Instruments Long-Term Incentive Plan; however, no further options may be granted under these plans. Under all these stockholder-approved plans, unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value on the date of the grant. Substantially all the options have a 10-year term. Options granted subsequent to 1996 generally vest ratably over four years. Options granted prior to that are fully vested.

     Under the 1996 Long-Term Incentive Plan, the company may grant stock options, including incentive stock options; restricted stock and restricted stock units; performance units; and other stock-based awards. The plan provides for the issuance of 74,000,000 shares of the company's common stock (plus shares subject to acquisition-related replacement options); in addition, if any award under the 1988 Stock Option Plan or the Long-Term Incentive Plan terminates, then any unissued shares subject to the terminated award become available for granting awards under the 1996 Long-Term Incentive Plan. No more than 8,000,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan. In 1998, 1997 and 1996, 234,000, 403,000 and 220,056 shares of restricted stock units, which vest over one to five years, were granted (weighted-average award-date value of $25.90, $18.89 and $11.33 per share). In addition, in 1998, 1997 and 1996, zero, 11,400 and 139,624 previously unissued shares were issued as Annual Incentive Plan stock awards (weighted-average award-date value of zero, $11.47 and $11.64 per share). Compensation expense for restricted stock units and annual stock awards totaled $3.9 million, $3.5 million and $1.6 million in 1998, 1997 and 1996.

     The company also has stock options outstanding under the Employee Stock Purchase Plan approved by stockholders in 1997. The plan provides for options to be offered semiannually to all eligible employees in amounts based on a percentage of the employee's compensation. The option price per share may not be less than 85% of the fair market value on the date of grant. If the optionee authorizes and does not cancel payroll deductions that will be equal to or greater than the purchase price, options granted become exercisable seven months, and expire not more than 13 months, from date of grant. There are no options outstanding under the 1988 Employee Stock Option Purchase Plan, the predecessor to the Employee Stock Purchase Plan.

     Under the Stock Option Plan for Non-Employee Directors adopted in April 1998, the company will grant stock options to each non-employee director, once a year, in the period beginning January 1999 and extending through 2003. Each grant will be an option to purchase 5,000 shares with an option price equal to fair market value on the date of grant. The option will vest ratably over four years. Stock option transactions during 1998, 1997 and 1996 were as follows:

                                                                       EMPLOYEE
                                           LONG-TERM     WEIGHTED-    STOCK AND     WEIGHTED-
                                           INCENTIVE      AVERAGE    STOCK OPTION    AVERAGE
                                           AND STOCK     EXERCISE      PURCHASE     EXERCISE
                                          OPTION PLANS     PRICE        PLANS         PRICE
                                          ------------   ---------   ------------   ---------
Balance, Dec. 31, 1995..................   31,530,288     $ 7.31       4,534,836     $14.04
  Granted...............................   10,653,500      11.46       3,394,184*     14.07
  Forfeited.............................     (794,956)      6.54      (1,599,636)     14.61
  Expired...............................           --         --              --         --
  Exercised**...........................   (1,738,640)      6.45      (1,544,648)     12.59
                                           ----------     ------      ----------     ------
Balance, Dec. 31, 1996..................   39,650,192       8.48       4,784,736      14.33
  Granted...............................   20,474,320      18.23       2,375,774*     24.15
  Forfeited.............................   (4,730,764)     14.40      (1,526,670)     15.01
  Expired...............................           --         --              --         --
  Exercised**...........................   (7,748,876)      7.01      (2,974,362)     14.48
                                           ----------     ------      ----------     ------
Balance, Dec. 31, 1997..................   47,644,872      12.32       2,659,478      22.36
  Granted...............................   16,128,120      23.94       3,266,190*     22.93
  Granted, acquisition-related***.......    2,464,378      11.07              --         --
  Forfeited.............................   (2,627,974)     20.37        (486,978)     24.01
  Expired...............................           --         --              --         --
  Exercised**...........................   (8,153,214)      8.93      (3,141,042)     22.75
                                           ----------     ------      ----------     ------
Balance, Dec. 31, 1998..................   55,456,182     $15.76       2,297,648     $22.29
                                           ==========     ======      ==========     ======

---------------

  * Excludes options offered but not accepted.

 ** Includes previously unissued shares and treasury shares of 7,686,246 and 3,608,010; 10,685,967 and 37,271; and 3,283,288 and zero for 1998, 1997 and
    1996.

*** Aggregate value of $52 million for two acquisitions.

     In accordance with the terms of APB No. 25, the company records no compensation expense for its stock option awards. As required by SFAS No. 123, the company provides the following disclosure of hypothetical values for these non-acquisition-related awards. The weighted-average grant-date value of options granted during 1998, 1997 and 1996 was estimated to be $11.08, $7.86 and $4.62 under the Long-Term Incentive Plans and the 1988 Stock Option Plan (Long-Term Plans) and $6.67, $6.74 and $3.03 under the Employee Stock and Stock Option Purchase Plans (Employee Plans). These values were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998, 1997 and 1996: expected dividend yields of .71%, .93% and 1.48% (Long-Term Plans) and .74%, .70% and 1.21% (Employee Plans); expected volatility of 43%, 39% and 39%; risk-free interest rates of 5.47%, 5.76% and 5.42% (Long-Term Plans) and 5.32%, 5.69% and 6.15% (Employee
Plans); and expected lives of 6 years (Long-Term Plans) and .8 years, .8 years and 1.5 years (Employee Plans). Had compensation expense been recorded based on these hypothetical values, the company's 1998 net income would have been $328 million, or diluted earnings per share of $0.41. A similar computation for 1997 and 1996 would have resulted in net income of $1764 million and $40 million, or diluted earnings per share of $2.22 and $0.06. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

     Summarized information about stock options outstanding under the Long-Term Plans at December 31, 1998, is as follows:

OPTIONS OUTSTANDING                                                      OPTIONS EXERCISABLE
--------------------------------------------------------------------   -----------------------
                                              WEIGHTED-
                                 NUMBER        AVERAGE     WEIGHTED-     NUMBER      WEIGHTED-
RANGE OF                       OUTSTANDING    REMAINING     AVERAGE    EXERCISABLE    AVERAGE
EXERCISE                       AT DEC. 31,   CONTRACTUAL   EXERCISE    AT DEC. 31,   EXERCISE
PRICES                            1998          LIFE         PRICE        1998         PRICE
--------                       -----------   -----------   ---------   -----------   ---------
$   .05 to 13.62.............  23,832,846     5.5 years     $ 8.76     21,389,972     $ 8.52
  15.11 to 24.90.............  27,702,834     8.5            19.92      3,674,860      17.50
  25.18 to 40.54.............   3,920,502     9.3            28.91        257,014      33.11
                               ----------     ---------     ------     ----------     ------
$   .05 to 40.54.............  55,456,182     7.3           $15.76     25,321,846     $10.08
                               ==========     =========     ======     ==========     ======

     At December 31, 1998, the stock options outstanding under the Employee Plans have exercise prices of $21.52 and $24.65, depending on the date of grant, and a remaining contractual life of three or nine months. Of the total outstanding options, 560,458 are exercisable at year-end 1998.

     At year-end 1998, 43,723,542 shares were available for future grants under the 1996 Long-Term Incentive Plan and 15,036,536 shares under the Employees Stock Purchase Plan. As of year-end 1998, 100,094,936 shares were reserved for issuance under the company's stock option and incentive plans and 17,334,184 shares were reserved for issuance under the Employee Stock Purchase Plan.

     In 1997, the company began a stock repurchase program with the goal of neutralizing the dilutive effect of shares to be issued upon the exercise of stock options under the Employee Stock Purchase Plan and Long-Term Plans. Treasury shares acquired in connection with this repurchase program and other stock transactions in 1998, 1997 and 1996 were 4,463,283 shares, 754,511 shares and 7,730 shares. Previously unissued common shares issued under the Long-Term Plans and the Annual Incentive Plan in 1998, 1997 and 1996 were 67,696 shares, 60,348 shares and 196,144 shares. Treasury shares issued under the Texas Instruments Restricted Stock Unit Plan for Directors in 1998, 1997 and 1996 were zero shares, zero shares and 2,334 shares.

RETIREMENT AND INCENTIVE PLANS

     The company provides various retirement plans for employees including pension, savings and deferred profit sharing plans. Incentive plans include profit sharing payments and annual performance awards.

     U.S. RETIREMENT PLANS: Effective January 1, 1998, for U.S. employees hired on or after December 1, 1997, the company provides a defined contribution plan whereby the company contributes 2% of an employee's earnings, and a matched savings program whereby an employee's contribution, up to 4% of the employee's earnings, is matched by the company at a dollar-per-dollar rate. The contributions may be invested in several investment funds including TI common stock. During a selection period in 1997, employees employed prior to December 1, 1997, irrevocably elected whether to choose this plan or remain in the savings and defined benefit programs described below. Approximately 36% chose this plan.

     For U.S. employees hired prior to December 1, 1997, the company provides a matched savings program whereby an employee's contribution, up to 4% of the employee's earnings (subject to statutory limitations), is matched by the company at the rate of 50 cents per dollar. Available investments are the same as above. Also provided is a defined benefit plan with benefits based on years of service and employee's compensation. The plan is a career-average-pay plan which has been amended periodically in the past to produce approximately the same results as a final-pay type plan. The board of directors of the company has expressed an intent to make such amendments in the future, circumstances permitting, and the expected effects of such amendments have been considered in calculating U.S. pension expense.

     Certain of the profit sharing plans worldwide provide that, depending on the individual plan, a portion of the profit sharing earned by employees is contributed to a deferred plan. For U.S. employees, 50% of profit sharing amounts are deferred. Several investment options are available, including TI common stock. While the board of directors of the company has authorized the issuance of 18,467,672 shares of previously unissued TI common shares for deferred profit sharing and savings plans worldwide, none have been issued in the three years ended December 31, 1998. Instead, the trustees of these plans worldwide have purchased outstanding TI common shares: 7,506,168 shares in 1998, 7,070,942 shares in 1997 and 6,247,810 shares in 1996.

     The company's aggregate expense for U.S. employees under the defined contribution, deferred profit sharing and matched savings plans was $56 million in 1998, $55 million in 1997 and $17 million in 1996.

     The company's U.S. employees are currently eligible to receive, during retirement, specified company-paid medical benefits. The plan is contributory and premiums are adjusted annually. For employees retiring on or after January 5, 1993, the company has specified a maximum annual amount per retiree, based on years of service, that it will pay toward retiree medical premiums. For employees who retired prior to that date, the company maintains a consistent level of cost sharing between the company and the retiree. Effective January 1, 1998, new employees are eligible for this benefit when they reach 20 years of service, regardless of age. For a 15-year transition period, current employees qualify for eligibility under either the 20-year rule or the previous requirement, which was based upon retirement eligibility under the defined benefit pension plan. Coverage eligibility under the 20-year rule is only available at termination, i.e., no subsequent election to participate is allowable.

     Expense of the U.S. defined benefit and retiree health care benefit plans was as follows:

                                                                 MILLIONS OF DOLLARS
                                                                                 RETIREE
                                                        DEFINED BENEFIT        HEALTH CARE
                                                       ------------------   ------------------
                                                       1998   1997   1996   1998   1997   1996
                                                       ----   ----   ----   ----   ----   ----
Service cost.........................................  $ 36   $ 36   $ 40   $ 3    $ 3    $ 4
Interest cost........................................    48     48     51    21     20     22
Expected return on plan assets.......................   (38)   (33)   (41)   --     --     --
Amortization of prior service cost...................     2      3      3    --     --     --
Amortization of transition obligation................    (5)    (5)    (8)   --     --     --
Recognized net actuarial loss........................     1      2      3    --     --     --
                                                       ----   ----   ----   ---    ---    ---
          Total......................................  $ 44   $ 51   $ 48   $24    $23    $26
                                                       ====   ====   ====   ===    ===    ===

     Settlement and curtailment gains (losses) of the U.S. defined benefit plan recognized in 1998, 1997 and 1996 were zero and $(6) million; $3 million and $18 million; and $5 million and zero. For the retiree health care benefit plan they were zero and $1 million; zero and $1 million; and zero and zero.

     Obligation data for the U.S. defined benefit and retiree health care benefit plans and asset data for the U.S. defined benefit plan at December 31 were as follows:

                                                                    MILLIONS OF DOLLARS
                                                                                   RETIREE
                                                              DEFINED BENEFIT    HEALTH CARE
                                                              ---------------   -------------
                                                               1998     1997    1998    1997
                                                              ------   ------   -----   -----
Change in benefit obligation
Benefit obligation at beginning of year.....................  $ 688    $ 819    $ 319   $ 312
  Service cost..............................................     36       36        3       3
  Interest cost.............................................     48       48       21      20
  Plan participant's contributions..........................     --       --        6       5
  Benefits paid.............................................    (38)    (202)     (25)    (22)
  Actuarial loss............................................     50       36       22      --
  Settlements...............................................    (84)     (28)      --      --
  Curtailments..............................................      9      (24)       6       1
  Special termination benefit...............................      9        3       --      --
  Divestiture...............................................    (11)      --       --      --
                                                              -----    -----    -----   -----
Benefit obligation at end of year...........................    707      688      352     319
                                                              -----    -----    -----   -----
Change in plan assets
Fair value of plan assets at beginning of year..............    543      611
  Actual return on plan assets..............................     88      114
  Employer contribution.....................................     26       42
  Benefits paid.............................................    (28)    (196)
  Settlements...............................................    (84)     (28)
  Divestiture...............................................    (14)      --
                                                              -----    -----
Fair value of plan assets at end of year....................    531      543
                                                              -----    -----
Funded status...............................................   (176)    (145)    (352)   (319)
  Unrecognized net actuarial (gain).........................    (29)     (29)      (5)    (33)
  Unrecognized prior service cost...........................      6        8       (2)     (2)
  Unrecognized transition obligation........................    (10)     (16)      --      --
                                                              -----    -----    -----   -----
Accrued retirement at December 31...........................   (209)    (182)    (359)   (354)
Less current portion........................................     27       40       23      19
                                                              -----    -----    -----   -----
Accrued U.S. retirement costs...............................  $(182)   $(142)   $(336)  $(335)
                                                              =====    =====    =====   =====

     The U.S. defined benefit and retiree health care obligations for 1998 and 1997 were determined using assumed discount rates of 6.75% and 7.0%. The assumed average long-term pay progression rate was 4.25%. The assumed long-term rate of return on plan assets was 9.0%. The retiree health care benefit obligation was determined using health care cost trend rates of 6.0% for 1999 decreasing to 5.0% by 2000. Increasing (decreasing) the health care cost trend rates by 1% would have increased (decreased) the retiree health care benefit obligation at December 31, 1998, by $15 million/$(15) million and 1998 plan expense by $1 million/ $(1) million.

     NON-U.S. RETIREMENT PLANS: Retirement coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate plans. Defined retirement benefits are based on years of service and employee's compensation, generally during a fixed number of years immediately prior to retirement.

     Certain non-U.S. locations provide for deferral of profit sharing amounts with contributions generally invested in TI common stock. The related expense for these contributions was $3 million in 1998, $6 million in 1997 and zero in 1996.

     Expense of the non-U.S. defined benefit plans was as follows:

                                                               MILLIONS OF DOLLARS
                                                              1998    1997    1996
                                                              -----   -----   -----
Service cost................................................  $ 53    $ 59    $ 64
Interest cost...............................................    31      35      34
Expected return on plan assets..............................   (40)    (38)    (35)
Amortization of prior service cost..........................    (1)      1       1
Amortization of transition obligation.......................     2       2       2
Recognized net actuarial loss...............................    12       9      10
                                                              ----    ----    ----
          Total.............................................  $ 57    $ 68    $ 76
                                                              ====    ====    ====

     Settlement and curtailment gains (losses) of the non-U.S. defined benefit plans recognized in 1998 and 1997 were $(5) million and zero; and $(3) million and zero. There were no such items in 1996.

     Obligation and asset data for the non-U.S. defined benefit plans at September 30 were as follows:

                                                              MILLIONS OF DOLLARS
                                                                1998        1997
                                                              --------    --------
Change in benefit obligation
Benefit obligation at beginning of year.....................   $ 999       $ 940
  Service cost..............................................      53          59
  Interest cost.............................................      31          35
  Benefits paid.............................................     (20)        (19)
  Actuarial gain............................................     (83)        (16)
                                                               -----       -----
Benefit obligation at end of year...........................     980         999
                                                               -----       -----
Change in plan assets
Fair value of plan assets at beginning of year..............     543         500
  Actual return on plan assets..............................      21          59
  Employer contribution.....................................      36          38
  Benefits paid.............................................     (20)        (19)
  Actuarial gain............................................     (40)        (35)
                                                               -----       -----
Fair value of plan assets at end of year....................     540         543
                                                               -----       -----
Funded status...............................................    (440)       (456)
  Unrecognized net actuarial loss...........................     250         252
  Unrecognized prior service cost...........................       8           9
  Unrecognized transition obligation........................       9          13
  Adjustments from Sept. 30 to Dec. 31......................      (4)          4
                                                               -----       -----
          Net non-U.S. amount recognized....................   $(177)      $(178)
                                                               =====       =====
Amounts recognized in the balance sheet consist of:
  Accrued retirement, current...............................   $  (2)      $  (3)
  Accrued retirement, noncurrent............................    (377)       (254)
  Prepaid benefit cost......................................      14          10
  Intangible asset..........................................       8           6
  Accumulated other comprehensive income....................     180          63
                                                               -----       -----
          Total.............................................   $(177)      $(178)
                                                               =====       =====

     The range of assumptions used for the non-U.S. defined benefit plans reflects the different economic environments within the various countries.

     The defined benefit obligations were determined as of September 30 using a range of assumed discount rates of 2.5% to 7.0% and a range of assumed average long-term pay progression rates of 3.0% to 6.0%. The range of assumed long-term rates of return on plan assets was 7.0% to 8.0%. Accrued retirement at September 30, 1998 and 1997 includes projected benefit obligations of $841 million and $883 million and accumulated benefit obligations of $630 million and $636 million, versus plan assets of $395 million and $408 million, for three plans whose obligations exceed their assets.

RESTRUCTURING ACTIONS

     In the second quarter of 1998, the company announced that, as a result of the various business divestitures over the past several years, the pending sale of its memory business and weakness in the current semiconductor market environment, it was implementing a severance/manufacturing efficiency program in order to more closely match the size and cost of its support functions with the company's overall size and to further combine manufacturing resources for more efficient operations. The program, which primarily affected the company's corporate activities and semiconductor business, included the elimination of 3,441 jobs around the world through voluntary programs, attrition, outsourcing and layoffs, as well as the closing of several facilities. As a result, the company took a pretax charge of $219 million in the second quarter, of which $126 million was included in marketing, general and administrative expense and $93 million in cost of revenues. Of the $219 million charge, $161 million was for severance, $41 million for asset write-downs and $17 million for vendor cancellation and lease charges. Of the $41 million for asset write-downs, $25 million was for U.S. semiconductor inventories and $16 million was for fixed assets, primarily accelerated depreciation on assets phased out during 1998 in connection with the winding down of production at a semiconductor manufacturing facility in Singapore. The fixed assets were subsequently sold for scrap at a nominal value. Of the $17 million for vendor cancellation and lease charges, $15 million was for required vendor fees for cancellation of purchase contracts for chemicals, supplies and equipment as a result of a U.S. facility shutdown. At year-end 1998, the program had essentially been completed, with most severance costs paid except for $49 million, which will primarily be paid in 1999. Of the 3,441 jobs, 3,260 had been eliminated, and 181 will be eliminated in 1999.

     In the third quarter of 1998, the company recorded a $14 million charge for additional depreciation on fixed assets primarily located in the semiconductor manufacturing facility in Singapore. This action was taken in connection with the severance/manufacturing efficiency program announced during the second quarter of 1998. This asset write down charge was included in cost of revenues.

     In the fourth quarter of 1998, the company took further steps to enhance manufacturing efficiency, including the announced closing of a semiconductor assembly operation and sale of a materials & controls manufacturing operation, both in Europe. The sale was completed on December 31, 1998. The assembly operation closing, which is ongoing, affected 740 employees. As a result of these actions, the company took a fourth-quarter 1998 pretax charge of $72 million, of which $27 million was included in cost of revenues, $24 million in other income (expense) net and $21 million in marketing, general and administrative expense. Of this $72 million charge, $35 million was for severance, $35 million for other cash-related costs and $2 million for asset write-downs, primarily to adjust fixed assets in the European materials & controls operation to actual sale value. Of the $35 million severance charge, $19 million had been paid by year-end 1998 and $16 million will be paid in 1999. Of the other $35 million charge, $20 million was a cash payment required as part of an agreement with the third-party buyer of a materials & controls manufacturing operation in Europe. The balance was for previously-received government grants expected to be repaid as a result of the closing of the European semiconductor assembly operation.

     In the first quarter of 1997, the company sold its mobile computing business and terminated its digital imaging printing development program. As a result of these divestitures, the company took a first-quarter pretax charge of $56 million, of which $28 million was included in cost of revenues and $28 million in marketing, general and administrative expense. Of this $56 million charge, $27 million was for severance for involuntary reductions worldwide. These severance actions were essentially completed by the end of the quarter and affected approximately 1,045 employees. The balance of $29 million was for other costs associated with the business sale and program termination, including vendor cancellation and lease charges. Essentially all costs were paid in 1998. In the second quarter of 1997, TI sold several activities, principally software, for a pre-tax gain of $66 million, after transaction costs. These transaction costs totaled $54 million and included severance of $17 million for 372 employees, who left TI within three months of the related divestitures, $24 million for vendor and warranty obligations, which extend through 2002, $4 million for professional fees, and $9 million for various other costs. In the fourth quarter of 1997, the company took a pretax charge of $42 million, of which $30 million was included in cost of revenues and $12 million in marketing, general and administrative expense, primarily for severance costs related to cost-reduction actions by the materials & controls business. These actions, which are expected to be completed in first-quarter 1999, affected approximately 260 employees. The terminated employees were in plants located in Holland, Italy, Canada and Michigan. Costs of $5 million were paid by year-end 1998. Remaining severance is to be paid in installments through 2002.

     In the fourth quarter of 1996, the company took a pretax charge of $208 million, of which $169 million was included in cost of revenues and $39 million was included in marketing, general and administrative expense. Of the $208 million, $91 million was for severance for employment reduction actions in the United States and selected reductions worldwide. These actions, which primarily involved the semiconductor business as well as divested activities, were essentially completed by year-end 1996 and affected approximately 2,600 employees. Of the severance cost of $91 million, $34 million was paid in 1996 and $57 million was paid in 1997. The balance of this charge, $117 million, was for vendor cancellation and other cash-related costs of $47 million and asset write-downs of $70 million on several product lines, primarily mobile computing, an operation divested in first-quarter 1997. The asset write-downs were to adjust inventory and fixed assets to actual sale value. Of the $70 million asset write-down charge, $54 million was for mobile computing.

     With respect to this $54 million charge, $47 million was for inventory and $7 million was for fixed assets. The balance of $16 million included a $6 million charge against operating assets for the impact of the expected first quarter 1997 termination of TI's digital imaging printing development program. The remainder, $10 million, was to write down the operating assets of TI's Telecom business, which was held for sale.

     Set forth below is a reconciliation of individual restructuring accruals (in millions of dollars).

                                                                                     YEAR OF CHARGE
                                                      ----------------------------------------------------------------------------
                                    BALANCE, PRIOR                1996                                    1997
                                   ACTIONS -- GRANT   -----------------------------   --------------------------------------------
                                      REPAYMENT        EMPLOYMENT                       DIVESTITURE                    RESERVES
                                      AND LEASE       REDUCTIONS --                         OF          M&C COST       AGAINST
                                      OBLIGATION      SC & DIVESTED   MCB/DIPD/TELE   MCB/TERMINATION   REDUCTION      GAINS ON
DESCRIPTION*               TOTAL        COSTS          ACTIVITIES      WRITE-DOWNS        OF DIPD        ACTION     BUSINESS SALES
------------               -----   ----------------   -------------   -------------   ---------------   ---------   --------------
BALANCE, DECEMBER 31,
1995.....................  $ 15          $ 15
CHARGES:
Severance................    91                           $ 91
Vendor and warranty
 obligations.............    47                                           $ 47
Various charges..........     7                                              7
Asset write-downs........    70                                             70
DISPOSITIONS:
Severance payments.......   (34)                           (34)
Various payments.........    (7)                                            (7)
Non-cash write-downs of
 assets..................   (70)                                           (70)
Adjustments-net reversal
 to income...............    (3)           (3)
                           -----         ----             ----            ----
BALANCE, DECEMBER 31,
 1996....................   116            12               57              47
                           -----         ----             ----            ----
CHARGES:
Severance................    73                                                            $ 27           $ 29           $ 17
Vendor and warranty
 obligations.............    42                                                              18                            24
Transaction costs,
 including professional
 fees....................     4                                                                                             4
Various charges..........    33                                                              11             13              9
DISPOSITIONS:
Severance payments.......   (88)                           (57)                             (24)                           (7)
Vendor and warranty
 obligations.............   (16)                                                            (16)
Transaction cost
 payments................    (2)                                                                                           (2)
Various payments.........   (10)                                                            (10)
Adjustments-net reversal
 to income...............    --                                                               4                            (4)
                           -----         ----             ----            ----             ----           ----           ----
BALANCE, DECEMBER 31,
 1997....................   152            12               --              47               10             42             41
                           -----         ----             ----            ----             ----           ----           ----
CHARGES:
Severance................   196
Vendor and warranty
 obligations.............    17
Grant Repayment..........    15
Cash payment owed
 to buyer................    20
Various charges..........     7
Asset write-downs........    57
DISPOSITIONS:
Severance payments.......  (140)                                                             (1)            (5)            (5)
Vendor and warranty
 obligations.............   (66)                                           (47)              (1)                           (1)
Cash payment to buyer....   (20)
Transaction cost
 payments................    (2)                                                                                           (2)
Non-cash write-down of
 assets..................   (57)
Adjustments-net reversal
 to income...............   (16)          (12)                                                8            (16)            (9)
                           -----         ----             ----            ----             ----           ----           ----
BALANCE, DECEMBER 31,
 1998....................  $163          $ --             $ --            $ --             $ 16           $ 21           $ 24
                           =====         ====             ====            ====             ====           ====           ====


                                           1998
                           -------------------------------------
                                                   SC OPERATION
                           SC AND     SINGAPORE    CLOSING & M&C
                            CORP.     AND U.S.        SALE OF
DESCRIPTION*               ACTIONS   WRITE-DOWNS     OPERATION
------------               -------   -----------   -------------
BALANCE, DECEMBER 31,
1995.....................
CHARGES:
Severance................
Vendor and warranty
 obligations.............
Various charges..........
Asset write-downs........
DISPOSITIONS:
Severance payments.......
Various payments.........
Non-cash write-downs of
 assets..................
Adjustments-net reversal
 to income...............
BALANCE, DECEMBER 31,
 1996....................
CHARGES:
Severance................
Vendor and warranty
 obligations.............
Transaction costs,
 including professional
 fees....................
Various charges..........
DISPOSITIONS:
Severance payments.......
Vendor and warranty
 obligations.............
Transaction cost
 payments................
Various payments.........
Adjustments-net reversal
 to income...............
BALANCE, DECEMBER 31,
 1997....................
CHARGES:
Severance................   $ 161                      $ 35
Vendor and warranty
 obligations.............      17
Grant Repayment..........                                15
Cash payment owed
 to buyer................                                20
Various charges..........      --                         7
Asset write-downs........               $ 55              2
DISPOSITIONS:
Severance payments.......    (110)                      (19)
Vendor and warranty
 obligations.............     (17)
Cash payment to buyer....                               (20)
Transaction cost
 payments................
Non-cash write-down of
 assets..................                (55)            (2)
Adjustments-net reversal
 to income...............      (2)                       15**
                            -----       ----           ----
BALANCE, DECEMBER 31,
 1998....................   $  49       $ --           $ 53
                            =====       ====           ====

---------------

 * Abbreviations
   SC    = Semiconductor Business
   MCB  = Mobile Computing Business
   DIPD  = Digital Imaging Printing Development Program
   TELE = Telecommunications Business
   M&C  = Materials and Controls Business
   Corp.  = Corporate Division

** Includes the effect of an $8 million reclassification of semiconductor-related grant repayment obligations from the "Balance, prior actions" column and an $8 million reclassification of M&C-related liabilities, primarily for grant repayment obligations, from the "1997 M&C cost reduction action" column. These reclassifications did not affect income.

BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

     TI develops, manufactures and sells a variety of products used in the commercial electronic and electrical equipment industry, primarily for industrial and consumer markets. The company's principal businesses are based on TI's broad semiconductor technology and application of this technology to digital solutions for the networked society.

     TI HAS THREE PRINCIPAL BUSINESSES: Semiconductor, Materials & Controls and Educational & Productivity Solutions. Each of these is a business segment, with its respective financial performance detailed in this report.

     Semiconductor consists of digital signal processors, analog chips, standard logic, application-specific integrated circuits, reduced instruction-set computing microprocessors and microcontrollers. These semiconductors are sold primarily to original-equipment manufacturers and through distributors.

     Materials & Controls consists primarily of electrical and electronic control devices, electronic connectors and clad metals. They are sold primarily to original-equipment manufacturers and through distributors.

     Educational & Productivity Solutions, which includes educational and graphing calculators, are marketed primarily through retailers and to schools through instructional dealers.

     Operating profits of the three principal businesses include the effects of profit sharing and exclude the effects of special charges and gains. The results for semiconductor include the effects of all royalty revenues from semiconductor-related cross-license agreements. Business assets are the owned or allocated assets used by each business.

     Included in corporate activities are general corporate expenses, elimination of intersegment transactions (which are generally intended to approximate market prices), results for TI's emerging digital imaging operation and royalty revenues from computer-related cross-license agreements. Assets of corporate activities include unallocated cash, short-term investments, noncurrent investments and deferred income taxes.

     Divested activities include the historical operating results and assets of memory (sold in 1998), mobile computing and software (both sold in 1997), custom manufacturing services and printers (both sold in 1996) and other smaller divestitures.

BUSINESS SEGMENT NET REVENUES

                                                                MILLIONS OF DOLLARS
                                                               1998     1997     1996
                                                              ------   ------   ------
Semiconductor
  Trade.....................................................  $6,267   $6,490   $5,340
  Intersegment..............................................      23       24       45
                                                              ------   ------   ------
                                                               6,290    6,514    5,385
                                                              ------   ------   ------
Materials & Controls
  Trade.....................................................     943      950      887
  Intersegment..............................................       1        4        3
                                                              ------   ------   ------
                                                                 944      954      890
                                                              ------   ------   ------
Educational & Productivity Solutions
  Trade.....................................................     456      447      422
Corporate activities........................................     140      154       91
Divested activities.........................................     630    1,681    3,152
                                                              ------   ------   ------
          Total.............................................  $8,460   $9,750   $9,940
                                                              ======   ======   ======

BUSINESS SEGMENT PROFIT (LOSS)

                                                                MILLIONS OF DOLLARS
                                                               1998     1997     1996
                                                              ------   ------   ------
Semiconductor...............................................  $1,439   $1,546   $1,012
Materials & Controls........................................     142      123       90
Educational & Productivity Solutions........................      76       59       56
Corporate activities........................................    (235)    (273)    (312)
Special charges and gains...................................    (466)    (532)    (400)
Interest on loans/other income (expense) net, excluding 1998 and 1997 net gains of $59 million and $66 million included
  above.....................................................     159       32        3
Divested activities.........................................    (498)    (242)    (472)
                                                              ------   ------   ------
Income (loss) from continuing operations before provision
  for income taxes and extraordinary item...................  $  617   $  713   $  (23)
                                                              ======   ======   ======

     Details of special charges and gains are as follows:

                                                               MILLIONS OF DOLLARS
                                                              1998    1997    1996
                                                              -----   -----   -----
Severance/manufacturing efficiency program..................  $(233)  $  --   $  --
Closing of a semiconductor operation and sale of a materials
  & controls operation, of which $(24) million was included
  in other income (expense) net.............................    (72)     --      --
Discontinuance of TI-Hitachi joint venture..................   (219)     --      --
Sale of interest in TI-Acer joint venture...................     83      --      --
Acquired in-process R&D charge..............................    (25)   (461)   (192)
Severance and other costs, primarily from the divestiture of
  mobile computing..........................................     --     (56)     --
Other income: gain on sale of three divested activities,
  primarily software........................................     --      66      --
Termination of Thailand joint venture agreements............     --     (44)     --
Severance and other costs, primarily for materials &
  controls cost reductions..................................     --     (42)     --
Asset write-downs and other costs, primarily mobile
  computing.................................................     --      --    (117)
Severance costs for employment reductions, primarily for
  semiconductor and divested activities.....................     --      --     (91)
Other.......................................................     --       5      --
                                                              -----   -----   -----
          Total.............................................  $(466)  $(532)  $(400)
                                                              =====   =====   =====

BUSINESS SEGMENT ASSETS

                                                                 MILLIONS OF DOLLARS
                                                               1998      1997      1996
                                                              -------   -------   ------
Semiconductor...............................................  $ 4,710   $ 4,798   $4,763
Materials & Controls........................................      397       391      380
Educational & Productivity Solutions........................      117       151      141
Corporate activities........................................    5,932     4,309    2,197
Divested activities.........................................       94     1,200    1,350
Net assets of discontinued operations.......................       --        --      529
                                                              -------   -------   ------
          Total.............................................  $11,250   $10,849   $9,360
                                                              =======   =======   ======

BUSINESS SEGMENT PROPERTY, PLANT AND EQUIPMENT

                                                               MILLIONS OF DOLLARS
DEPRECIATION                                                   1998     1997    1996
------------                                                  ------   ------   ----
Semiconductor...............................................  $  913   $  853   $655
Materials & Controls........................................      47       46     41
Educational & Productivity Solutions........................       1        1     --
Corporate and other activities..............................      74       58     56
Divested activities.........................................     134      151    152
                                                              ------   ------   ----
          Total.............................................  $1,169   $1,109   $904
                                                              ======   ======   ====

                                                                MILLIONS OF DOLLARS
ADDITIONS                                                      1998     1997     1996
---------                                                     ------   ------   ------
Semiconductor...............................................  $  731   $  858   $1,633
Materials & Controls........................................      49       49       53
Educational & Productivity Solutions........................       1        1       --
Corporate activities........................................      32      147      225
Divested activities.........................................     218      183      152
                                                              ------   ------   ------
          Total.............................................  $1,031   $1,238   $2,063
                                                              ======   ======   ======

     The following geographic area data include trade revenues, based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:

GEOGRAPHIC AREA NET TRADE REVENUES

                                                                MILLIONS OF DOLLARS
                                                               1998     1997     1996
                                                              ------   ------   ------
United States...............................................  $2,722   $3,216   $3,548
Japan.......................................................   1,619    1,971    1,832
Singapore...................................................     798    1,110      866
Rest of world...............................................   3,321    3,453    3,694
                                                              ------   ------   ------
          Total.............................................  $8,460   $9,750   $9,940
                                                              ======   ======   ======

GEOGRAPHIC AREA PROPERTY, PLANT AND EQUIPMENT (NET)

                                                                MILLIONS OF DOLLARS
                                                               1998     1997     1996
                                                              ------   ------   ------
United States...............................................  $2,440   $2,640   $2,619
Japan.......................................................     417      478      519
Rest of world...............................................     516    1,062    1,024
                                                              ------   ------   ------
          Total.............................................  $3,373   $4,180   $4,162
                                                              ======   ======   ======

INCOME TAXES

     Income (Loss) from Continuing Operations before Provision for Income Taxes and Extraordinary Item.

                                                                MILLIONS OF DOLLARS
                                                              U.S.    NON-U.S.   TOTAL
                                                              -----   --------   -----
1998........................................................  $ 201     $416     $617
                                                              -----     ----     ----
1997........................................................     93      620      713
                                                              -----     ----     ----
1996........................................................   (529)     506      (23)
                                                              -----     ----     ----

PROVISION (CREDIT) FOR INCOME TAXES

                                                                    MILLIONS OF DOLLARS
                                                        U.S. FEDERAL   NON-U.S.   U.S. STATE   TOTAL
                                                        ------------   --------   ----------   -----
1998
  Current.............................................     $   4         $263        $(7)      $260
  Deferred............................................       (13)         (36)        (1)       (50)
                                                           -----         ----        ---       ----
          Total.......................................     $  (9)        $227        $(8)      $210
                                                           =====         ====        ===       ====
1997
  Current.............................................     $ 112         $286        $ 4       $402
  Deferred............................................        51          (44)         2          9
                                                           -----         ----        ---       ----
          Total.......................................     $ 163         $242        $ 6       $411
                                                           =====         ====        ===       ====
1996
  Current.............................................     $(125)        $202        $(3)      $ 74
  Deferred............................................       (44)          (6)        (1)       (51)
                                                           -----         ----        ---       ----
          Total.......................................     $(169)        $196        $(4)      $ 23
                                                           =====         ====        ===       ====

     Principal reconciling items from income tax computed at the statutory federal rate follow.

                                                               MILLIONS OF DOLLARS
                                                              1998    1997    1996
                                                              -----   -----   -----
Computed tax at statutory rate..............................  $216    $249    $ (8)
Effect of acquired in-process R&D...........................     4     161      67
Effect of non-U.S. rates....................................    76     (11)     (3)
Research and experimentation tax credits....................   (20)    (30)    (11)
Effect of U.S. state income taxes...........................   (14)      4      (3)
Effect of joint venture costs...............................   (48)     31      12
Other.......................................................    (4)      7     (31)
                                                              ----    ----    ----
          Total provision for income taxes..................  $210    $411    $ 23
                                                              ====    ====    ====

     Included in the effect of non-U.S. rates for 1996 is a $4 million benefit from tax loss carryforward utilization reduced by certain non-U.S. taxes and losses for which no benefit was recognized. Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $620 million at December 31, 1998) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

     The primary components of deferred income tax assets and liabilities at December 31 were as follows:

                                                              MILLIONS OF DOLLARS
                                                               1998         1997
                                                              -------      -------
Deferred income tax assets:
  Accrued retirement costs (pension and retiree health
     care)..................................................   $ 322        $ 221
  Inventories and related reserves..........................     242          216
  Accrued expenses..........................................     251          195
  Loss and credit carryforwards.............................      49           80
  Other.....................................................      59          210
                                                               -----        -----
                                                                 923          922
                                                               -----        -----
Less valuation allowance....................................    (173)        (121)
                                                               -----        -----
                                                                 750          801
                                                               -----        -----
Deferred income tax liabilities:
  Investments...............................................    (256)          (5)
  Property, plant and equipment.............................    (104)        (165)
  International earnings....................................     (19)         (38)
  Other.....................................................    (146)        (170)
                                                               -----        -----
                                                                (525)        (378)
                                                               -----        -----
Net deferred income tax asset...............................   $ 225        $ 423
                                                               =====        =====

     As of December 31, 1998 and 1997, the net deferred income tax asset of $225 million and $423 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $606 million and $711 million and deferred income tax liabilities of $381 million and $288 million. The valuation allowance shown above reflects the company's ongoing assessment regarding the realizability of certain non-U.S. deferred income tax assets. The balance of the deferred income tax assets is considered realizable based on carryback potential, existing taxable temporary differences and expectation of future income levels comparable to recent results. Such future income levels are not assured because of the nature of the company's businesses, which are generally characterized by rapidly changing technology and intense competition.

     The company has aggregate U.S. and non-U.S. tax loss carryforwards of approximately $125 million. Of this amount, $117 million expires through the year 2013, and $8 million of the loss carryforwards has no expiration.

     Income taxes paid were $162 million, $1,145 million and $240 million for 1998, 1997 and 1996.

RENTAL EXPENSE AND LEASE COMMITMENTS

     Rental and lease expense was $153 million in 1998, $168 million in 1997 and $175 million in 1996. The company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the company to pay taxes, insurance and maintenance costs.

     At December 31, 1998, the company was committed under noncancelable leases with minimum rentals in succeeding years as follows:

                                                      MILLIONS OF DOLLARS
                                                      -------------------
1999................................................         $ 86
2000................................................           61
2001................................................           34
2002................................................           27
2003................................................           26
Thereafter..........................................          129

DIVESTITURES

     In the first quarter of 1998, TI's U.S. DRAM semiconductor manufacturing joint venture with Hitachi, Ltd. was discontinued as a result of a combination of severe price declines and overcapacity in the DRAM market. As part of this first quarter discontinuance, TI purchased the assets of the venture for approximately $98 million. Also as part of this first quarter discontinuance, TI and Hitachi decided to assume and share equally in the payment of the venture's obligations. TI's share of those payments was $219 million, which was paid and charged to cost of revenues in the first quarter.

     In the second quarter of 1998, the company sold its interest in the TI-Acer DRAM manufacturing joint venture to Acer Corporation for $120 million in cash. This sale resulted in a pretax gain of $83 million. On September 30, 1998, TI sold its memory business, including its remaining DRAM manufacturing joint venture interests in TECH Semiconductor Singapore (TECH) and KTI Semiconductor in Japan to Micron Technology, Inc. (Micron). As a result, TI received 28,933,092 Micron common shares, a $740 million note convertible into an additional 12,333,358 Micron common shares and a $210 million subordinated note. The $740 million face amount Micron convertible note contains an embedded call option that allows TI to convert the note, at any time prior to its 2005 maturity, into 12,333,358 Micron common shares, at an effective conversion price equal to $60 per common share. The market value of the seven year, 6.5% convertible and subordinated note was approximately $836 million at closing, with an average imputed interest rate of 8.7%. In addition to TI's memory assets, Micron received $550 million in cash from TI to facilitate the deployment of Micron's technology throughout the acquired business. In the fourth quarter of 1998, TI made an additional $130 million payment to Micron as part of the contractually required working capital. TI deferred the estimated pretax gain of $127 million on the sale until the recovery of the TI-provided financing. The deferred gain is subject to change to the extent actual transaction costs vary from estimates. In connection with the sale, TI agreed to guarantee the payment obligations of TECH under a newly syndicated $450 million principal amount credit facility for debt maturing 2002. As of year-end 1998, TECH had borrowed $240 million under the facility. As a result of the guarantee, TI was granted a security interest in TECH's assets. In addition, the guarantee is partially offset by certain contingent funding obligations of TECH's stockholders. In another matter, approximately $300 million of grants from the Italian government to TI's former memory operations in Italy are being reviewed in the ordinary course by government auditors. TI understands that these auditors are questioning whether some of the grants were applied to purposes outside the scope of the grants. TI's deferred gain on the sale may be reduced to the extent that any grants are determined to have been misapplied. Also, TI understands that an Italian prosecutor is conducting a criminal investigation concerning a portion of the grants relating to specified research and development activities. TI believes that the grants were obtained and used in compliance with applicable law and contractual obligations.

     In July, 1997 the company sold its Defense Systems and Electronics business
(DSE) to Raytheon Company for $2.95 billion in cash. The net gain on the sale of this discontinued operation, after income taxes of $876 million, was $1,473 million. The consolidated financial statements of TI present the DSE operations as discontinued operations. Summarized results of discontinued operations prior to the close were as follows:

                                                              MILLIONS OF DOLLARS
                                                               1997         1996
                                                              ------      --------
Net revenues................................................   $812        $1,773
Income before provision for income taxes....................     84           175
Provision for income taxes..................................     32            66
Income from discontinued operations.........................     52           109

     TI provided various ongoing services to DSE including, but not limited to, facilities management, data processing, security, payroll and employee benefits administration, insurance administration and duplicating and telecommunications services. Their inclusion in discontinued operations was based upon TI's intercorporate allocation procedures for such services. The allocation basis of these expenses and all other central operating costs was first on the basis of direct usage when identifiable, with the remainder allocated among DSE and other TI businesses on the basis of their respective revenues, head count or other measures. These expenses allocated to DSE totaled $76 million in 1997 and $163 million in 1996. TI has agreements to receive payments from Raytheon for continuing to provide certain of these services on an ongoing basis and others on a transition basis to DSE.


SUBSEQUENT EVENT



     On July 15, 1999, the company's Board of Directors declared a two-for-one stock split effected in the form of a stock dividend that was distributed on August 16, 1999. All share and per share amounts have been adjusted to reflect the stock split.

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED QUARTERLY FINANCIAL DATA

                                                           MILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS
                                                             1ST          2ND          3RD          4TH
                                                          ---------    ---------    ---------    ---------
1998
Net revenues............................................   $2,187       $2,167       $2,113       $1,993
Gross profit............................................      670          725          791          880
Profit (loss) from operations...........................      (22)         (38)         189          270
                                                           ------       ------       ------       ------
Net income..............................................   $   11       $   52       $  155       $  189
                                                           ======       ======       ======       ======
Diluted earnings per common share.......................   $  .01       $  .07       $  .19       $  .23
                                                           ======       ======       ======       ======
Basic earnings per common share.........................   $  .01       $  .07       $  .20       $  .24
                                                           ======       ======       ======       ======
1997
Net revenues............................................   $2,263       $2,559       $2,500       $2,428
Gross profit............................................      791          962          982          948
Profit (loss) from operations...........................      171          287          358         (201)
Income (loss) from continuing operations before
  extraordinary item....................................      102          224          239         (263)
Discontinued operations:
  Income from operations................................       27           25           --           --
  Gain on sale..........................................       --           --        1,473           --
Extraordinary item......................................       --           --           --          (22)
                                                           ------       ------       ------       ------
Net income (loss).......................................   $  129       $  249       $1,712       $ (285)
                                                           ======       ======       ======       ======
Diluted earnings (loss) per common share:
  Continuing operations before extraordinary item.......   $  .13       $  .28       $  .30       $ (.34)
  Discontinued operations:
     Income from operations.............................      .03          .03           --           --
     Gain on sale.......................................       --           --         1.84           --
     Extraordinary item.................................       --           --           --         (.03)
                                                           ------       ------       ------       ------
     Net income (loss)..................................   $  .16       $  .31       $ 2.14       $ (.37)
                                                           ======       ======       ======       ======
Basic earnings (loss) per common share:
  Continuing operations before extraordinary item.......   $  .13       $  .29       $  .31       $ (.34)
  Discontinued operations:
     Income from operations.............................      .04          .04           --           --
     Gain on sale.......................................       --           --         1.91           --
     Extraordinary item.................................       --           --           --         (.03)
                                                           ------       ------       ------       ------
     Net income (loss)..................................   $  .17       $  .33       $ 2.22       $ (.37)
                                                           ======       ======       ======       ======

     At the request of the Securities and Exchange Commission, the results of operations for the second and third quarters of 1998 have been restated to reflect the shift of $14 million of pretax manufacturing costs from the second quarter to the third quarter. The $14 million, which was previously recorded as part of a $55 million asset write-down in the second quarter, is now reflected as accelerated depreciation in the third quarter for assets phased out in that quarter in connection with the winding down of production at a semiconductor manufacturing facility located in Singapore. This restatement increased net income and diluted earnings per share by $9 million and $0.01 in the second quarter, and decreased these items by the same amounts in the third quarter. The restatement had no impact on the Company's revenues or earnings for the year.

     Results for the first quarter of 1998 include a pretax charge of $219 million, included in cost of revenues, for discontinuance of the Texas Instruments-Hitachi joint venture and a charge of $25 million for the value of acquired research and development from two business acquisitions. The second quarter of 1998 includes a pretax operating charge of $219 million for a severance/manufacturing efficiency program and a pretax gain of $83 million for the company's sale of its interest in the Texas Instruments-Acer joint venture. The third quarter of 1998 includes a pretax operating charge of $14 million relating to the severance/manufacturing efficiency program implemented during the second quarter of 1998. Fourth-quarter 1998 results include a pretax operating charge of $72 million, essentially all of which is for the disposition of two European operations. In the first quarter of 1997, the company took a pretax charge of $56 million related to the sale of its mobile computing business and termination of its digital imaging printing development program. Results for the second quarter of 1997 include a pretax operating charge of $44 million for the termination of agreements related to proposed Thailand joint ventures and a $66 million pretax gain from the sale of three divested activities, principally software. Results for the third quarter of 1997 reflect the sale of Texas Instruments' defense business, which was closed with Raytheon Company on July 11 for $2.95 billion in cash. The net gain from this sale, after income taxes of $876 million, was $1473 million and was included in discontinued operations. As a result of the 1997 acquisition of Amati Communications Corporation, the company took a charge of $461 million in the fourth quarter for the value of acquired in-process research and development. Also in the fourth quarter, the company took a pretax charge of $42 million, primarily for severance costs related to cost-reduction actions by the materials & controls business. Diluted earnings (loss) per common share are based on average common and dilutive potential common shares outstanding (804,461,398 shares and 779,390,272 shares for the fourth quarters of 1998 and 1997).

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                                     INCOME
                                  (UNAUDITED)

                                                                MILLIONS OF DOLLARS,
                                                                  EXCEPT PER-SHARE
                                                                      AMOUNTS
                                                                FOR SIX MONTHS ENDED
                                                                      JUNE 30
                                                                --------------------
                                                                 1999         1998
                                                                -------      -------
Net revenues................................................    $4,385       $4,353
Operating costs and expenses:
  Cost of revenues..........................................     2,307        2,958
  Research and development..................................       666          634
  Marketing, general and administrative.....................       659          821
                                                                ------       ------
          Total.............................................     3,632        4,413
                                                                ------       ------
Profit (loss) from operations...............................       753          (60)
Other income (expense) net..................................       143          193
Interest on loans...........................................        37           37
                                                                ------       ------
Income before provision for income taxes....................       859           96
Provision for income taxes..................................       292           33
                                                                ------       ------
Net income..................................................    $  567       $   63
                                                                ======       ======
Diluted earnings per common share...........................    $  .70       $  .08
                                                                ======       ======
Basic earnings per common share.............................    $  .72       $  .08
                                                                ======       ======
Cash dividends declared per share of common stock...........    $ .085         .043
Cash Flows
Net cash provided by operating activities...................    $  526       $  264
Cash flows from investing activities:
  Additions to property, plant and equipment................      (505)        (698)
  Purchases of short-term investments.......................      (970)        (664)
  Sales and maturities of short-term investments............     1,260        1,528
  Sales of noncurrent investments...........................       172           --
  Acquisition of businesses, net of cash acquired...........      (382)        (152)
  Proceeds from sale of businesses..........................        --          120
                                                                ------       ------
Net cash provided by (used in) investing activities.........      (425)         134
Cash flows from financing activities:
  Payments on loans payable.................................        --           (4)
  Payments on long-term debt................................       (51)         (38)
  Dividends paid on common stock............................       (67)         (66)
  Sales and other common stock transactions.................       170           63
  Common stock repurchase program...........................      (321)         (97)
                                                                ------       ------
Net cash used in financing activities.......................      (269)        (142)
Effect of exchange rate changes on cash.....................       (38)           2
                                                                ------       ------
Net increase (decrease) in cash and cash equivalents........      (206)         258
Cash and cash equivalents, January 1........................       540        1,015
                                                                ------       ------
Cash and cash equivalents, June 30..........................    $  334       $1,273
                                                                ======       ======

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                                 BALANCE SHEET


                                                                MILLIONS OF DOLLARS, EXCEPT
                                                                     PER-SHARE AMOUNTS
                                                                (UNAUDITED)
                                                                  JUNE 30        DECEMBER 31
                                                                   1999             1998
                                                                -----------      -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................      $   334          $   540
  Short-term investments....................................        1,409            1,709
  Accounts receivable, less allowance for losses of $61
     million in 1999 and $70 million in 1998................        1,749            1,343
  Inventories:
     Raw materials..........................................           89               77
     Work in process........................................          380              354
     Finished goods.........................................          220              165
                                                                  -------          -------
          Inventories.......................................          689              596
                                                                  -------          -------
  Prepaid expenses..........................................           87               75
  Deferred income taxes.....................................          553              583
                                                                  -------          -------
          Total current assets..............................        4,821            4,846
                                                                  -------          -------
Property, plant and equipment at cost.......................        6,626            6,379
  Less accumulated depreciation.............................       (3,219)          (3,006)
                                                                  -------          -------
     Property, plant and equipment (net)....................        3,407            3,373
                                                                  -------          -------
Investments.................................................        1,987            2,564
Deferred income taxes.......................................           38               23
Other assets................................................          794              444
                                                                  -------          -------
          Total assets......................................      $11,047          $11,250
                                                                  =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Loans payable and current portion long-term debt..........      $   263          $   267
  Accounts payable..........................................          554              510
  Accrued and other current liabilities.....................        1,261            1,419
                                                                  -------          -------
          Total current liabilities.........................        2,078            2,196
                                                                  -------          -------
Long-term debt..............................................          960            1,027
Accrued retirement costs....................................          776              895
Deferred income taxes.......................................          264              381
Deferred credits and other liabilities......................          248              224
Stockholders' equity:
  Preferred stock, $25 par value. Authorized -- 10,000,000
     shares. Participating cumulative preferred. None
     issued.................................................           --               --
  Common stock, $1 par value. Authorized: 1,200,000,000
     shares.
  Shares issued: 1999 -- 393,801,640; 1998 -- 392,395,997...          394              392
  Paid-in capital...........................................        1,010            1,178
  Retained earnings.........................................        5,295            4,795
  Less treasury common stock at cost.
  Shares: 1999 -- 968,912; 1998 -- 1,716,038................         (108)            (134)
  Accumulated other comprehensive income....................          130              296
                                                                  -------          -------
          Total stockholders' equity........................        6,721            6,527
                                                                  -------          -------
          Total liabilities and stockholders' equity........      $11,047          $11,250
                                                                  =======          =======

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

 1. Share amounts have been retroactively adjusted for the two-for-one stock split in August 1999. Diluted earnings per common share are based on average common and dilutive potential common shares outstanding (812.1 and 803.8 million shares for the second quarters of 1999 and 1998, and 810.4 and 801.7 million shares for the six months ended June 30, 1999 and 1998).

 2. On July 25, 1999, TI entered into an agreement to purchase Unitrode Corporation, in a stock-for stock transaction pursuant to which TI will issue approximately 17.8 million shares of common stock, valued at approximately $1.2 billion as of July 23, 1999.

 3. On May 29, 1999, TI entered into an agreement to purchase Telogy Networks, Inc. in a stock-for-stock transaction pursuant to which TI will issue approximately 8.2 million shares of common stock, valued at approximately $435 million as of June 1, 1999.

 4. In connection with TI's acquisition of Libit Signal Processing Ltd. (Libit) for approximately $365 million in the second quarter of 1999, TI recorded a charge of $52 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The purchased R&D projects were assessed, analyzed and valued within the context and framework articulated by the Securities and Exchange Commission.

     Libit's research and development relates to silicon solutions and complex system level internet telephony software used in cable modems, cable set-top boxes, cable head-ends and digital television products, which empower high-speed internet access.

     Significant assumptions used in determining the value of purchased R&D for Libit included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 2000. The discount rate selected for Libit's in-process technologies was 22%.

     At the time of the acquisition, June 30, 1999, Libit management estimated the remaining cost and time to complete the purchased R&D projects was $5 million and 492 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. TI expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Such uncertainties could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully complete and commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

5. In the second quarter of 1999, the FASB issued SFAS No. 137 which deferred the effective date of SFAS No. 133 (accounting for derivatives) from 2000 to 2001. In addition, SFAS No. 137 rolled forward the transition date for the required separation for accounting purposes of an embedded derivative from its host instrument. The previous transition date was for host instruments acquired after year-end 1997. The new transition date is for host instruments acquired after year-end 1998. As a result of these changes, TI expects to adopt SFAS No. 133 in the first quarter of 2001 on a cumulative basis. TI's significant embedded derivative, the embedded call option on Micron Technology, Inc. (Micron) common shares contained in the company's Micron convertible note investment, will not be separated from the convertible note because the note was acquired prior to year-end 1998.

6. In the second quarter of 1999, TI reassessed its accounting for its investment in TI Ventures at the fund's aggregate fair value. The company has concluded that accounting for the fund based on its investment in each individual portfolio company is more consistent with TI's current investment objectives. Accordingly, unrealized gains and losses related to changes in the fund's aggregate fair

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES value will no longer be reflected in other income and expense, instead, changes in individual fair value of these available-for-sale securities will be recorded as an increase or decrease in stockholders' equity. The effect of this change is not significant.

7. In the first quarter of 1999, the company announced a consolidation of semiconductor manufacturing operations in Japan to improve manufacturing efficiencies and reduce costs. The consolidation is expected to be completed by the end of the year 2000. The action resulted in a pretax charge of $14 million in the first quarter, of which $13 million was for severance for the elimination of 153 jobs in Hatogaya, Japan and $1 million for other related costs. At June 30, 1999, the pay-out of the severance cost obligation had not yet begun. Of the $14 million charge, $11 million was included in cost of revenues and $3 million in marketing, general and administrative expense.

8. In the first quarter of 1999, sale of the Micron subordinated note and other securities generated $172 million in cash.

9. In connection with TI's acquisition of Butterfly VLSI, Ltd. (Butterfly) in the first quarter of 1999, TI recorded a charge of $10 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The purchased R&D projects were assessed, analyzed and valued within the context and framework articulated by the Securities and Exchange Commission.

     Butterfly's research and development relates to short distance wireless semiconductor and systems technology. This technology is used to achieve higher data rates at 2.4 GHz and above frequencies for use in voice-plus-data transmission products.

     Significant assumptions used in determining the value of purchased R&D for Butterfly included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 2000. The discount rate selected for Butterfly's in-process technologies was 25%.

     At the time of the acquisition, Butterfly management estimated the remaining cost and time to complete the purchased R&D projects to be $5 million and 264 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. At June 30, 1999, based on the latest available information, the estimated cost and time to complete the in-process projects was approximately $8 million and 575 engineer-months. TI expects to essentially meet its original return expectations.

     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Such uncertainties could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully complete and commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

10. In the second quarter of 1998, the company announced that, as a result of the various business divestitures over the past several years, the pending sale of its memory business (subsequently completed in September 1998), and weakness at that time in the semiconductor market environment, it was implementing a severance manufacturing efficiency program in order to more closely match the size and cost of its support functions with the company's overall size and to further combine manufacturing resources for more efficient operations. The program, which primarily affected the company's corporate activities and semiconductor businesses, included the elimination of 3,441 jobs around the world through voluntary programs, attrition, outsourcing and layoffs, as well as the closing of several facilities. As a result, the company took a pretax charge of $219 million in the second quarter of 1998, of which $126 million was included in marketing, general and administrative

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES expense and $93 million in cost of revenues. Of the $219 million charge, $161 million was for severance, $41 million for asset write-downs and $17 million for vendor cancellation and lease charges.

     Of the $41 million for asset write-downs, $25 million was for U.S. semiconductor inventories and $16 million was for fixed assets, primarily accelerated depreciation on assets phased out during 1998 in connection with the winding down of production at a semiconductor manufacturing facility located in Singapore.

     Of the $17 million for vendor cancellation and lease charges, $15 million was for required vendor fees for cancellation of purchase contracts for chemicals, supplies and equipment as a result of a U.S. facility shutdown.

     At June 30, 1999, the program had essentially been completed, with most severance costs paid except for $22 million, which will primarily be paid by the end of 1999. Of the 3,441 jobs, 3,381 had been eliminated, and 60 will be eliminated by the end of 1999.

11. In the second quarter of 1998, the company sold its shares in the TI-Acer DRAM semiconductor manufacturing joint venture to Acer Corporation for $120 million in cash. This sale resulted in a pretax gain of $83 million, included in other income.

12. In the first quarter of 1998, the company's U.S. DRAM semiconductor manufacturing joint venture with Hitachi, Ltd. was discontinued as a result of a combination of severe price declines and overcapacity in the DRAM market. As a part of this first quarter discontinuance, TI purchased the assets of the venture for approximately $98 million. Also as part of this first quarter discontinuance, TI and Hitachi decided to assume and share equally in the payment of the venture's obligations. TI's share of those payments was $219 million, which was paid and charged to cost of revenues in the first quarter.

13. In connection with TI's acquisitions of GO DSP and Spectron, both of which occurred in the first quarter of 1998, TI recorded charges of $10 million and $15 million, for purchased in-process R&D (purchased R&D), based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.

     GO DSP's and Spectron's research and development related to DSP software tools. These software tools, which include real-time operating systems
     (RTOS), allow DSP systems developers to improve productivity and reduce time-to-market. TI's goal in these acquisitions was to extend its leadership in digital signal processing solutions by offering a complete development environment, simplifying DSP development, and making TI DSP solutions more attractive for a broad range of fast-growing markets.

     Significant assumptions used in determining the value of purchased R&D for GO DSP and Spectron included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in late 1998. The discount rate selected for GO DSP's and Spectron's in-process technologies was 30%.

     At the time of the acquisitions, GO DSP and Spectron management estimated the remaining cost and time to complete the purchased R&D projects was approximately $7 million and 540 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. All the in-process projects were essentially completed on schedule. TI expects to essentially meet its original return expectations.

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.

14. Total comprehensive income, i.e., net income plus investment and pension liability adjustments to stockholders' equity, for the second quarters of 1999 and 1998 was $147 million and $67 million. For the six months ended June 30, 1999 and 1998, it was $401 million and $71 million.

15. There has been no significant change in the status of the audit and investigation concerning grants from the Italian government.

     The amount of borrowings by TECH Semiconductor Singapore under its $450 million principal amount credit facility, of which TI is a guarantor, was $365 million at June 30, 1999, compared to $240 million at year-end 1998.

16. Certain amounts in the prior period's financial statements have been reclassified to conform to the 1999 presentation.

17. The statement of income, statement of cash flows and balance sheet at June 30, 1999, are not audited but reflect all adjustments which are of a normal recurring nature and are, in the opinion of management, necessary to a fair statement of the results of the periods shown.

18.  Business segment information is as follows:

                                                             MILLION OF DOLLARS

                                                     FOR THREE MONTHS    FOR SIX MONTHS
                                                       ENDED JUNE 30      ENDED JUNE 30
                                                     -----------------   ---------------
                                                      1999      1998      1999     1998
                                                     -------   -------   ------   ------
BUSINESS SEGMENT NET REVENUES
Semiconductor
  Trade............................................  $1,880    $1,530    $3,544   $3,123
  Intersegment.....................................       3         5        12       10
                                                     ------    ------    ------   ------
                                                      1,883     1,535     3,556    3,133
                                                     ------    ------    ------   ------
Materials & Controls
  Trade............................................     256       245       502      487
  Intersegment.....................................      --        --        --       --
                                                     ------    ------    ------   ------
                                                        256       245       502      487
                                                     ------    ------    ------   ------
Educational & Productivity Solutions
  Trade............................................     153       165       234      240
Corporate activities...............................      40        45        62       93
Divested activities................................      14       177        31      400
                                                     ------    ------    ------   ------
          Total....................................  $2,346    $2,167    $4,385   $4,353
                                                     ======    ======    ======   ======

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

                                                             MILLION OF DOLLARS
                                                     FOR THREE MONTHS    FOR SIX MONTHS
                                                       ENDED JUNE 30      ENDED JUNE 30
                                                     -----------------   ---------------
                                                      1999      1998      1999     1998
                                                     -------   -------   ------   ------
BUSINESS SEGMENT PROFIT (LOSS)
Semiconductor......................................  $  485    $  382    $  824   $  740
Materials & Controls...............................      42        37        83       73
Educational & Productivity Solutions...............      43        37        53       38
Corporate activities...............................     (81)      (53)     (155)     (97)
Special charges and gains, net of applicable profit
  sharing..........................................     (45)     (136)      (70)    (380)
Interest on loans/other income, excluding a second
  quarter 1998 gain of $83 million included
  above............................................      45        34       105       73
Divested activities................................      11      (222)       19     (351)
                                                     ------    ------    ------   ------
Income before provision for income taxes...........  $  500    $   79    $  859   $   96
                                                     ======    ======    ======   ======

     19. The following is a detailed reconciliation of individual restructuring accruals (in millions of dollars).

                                 YEAR OF CHARGE

                                                             1997                          1998               1999
                                              ----------------------------------   ---------------------   ----------
                                                                        RESERVES                 SC
                                              DIVESTITURE      M&C      AGAINST      SC       OPERATION        SC
                                                OF MCB/       COST      GAINS ON     AND      CLOSING &    OPERATION
                                              TERMINATION   REDUCTION   BUSINESS    CORP.    M&C SALE OF   CLOSING IN
   DESCRIPTION*                       TOTAL     OF DIPD      ACTION      SALES     ACTIONS    OPERATION      JAPAN
   ------------                       -----   -----------   ---------   --------   -------   -----------   ----------
   BALANCE DECEMBER 31, 1998........  $163        $16          $21        $24       $ 49        $ 53
   Charges:
     Severance......................    13                                                                    $13
     Vendor and warranty
       obligations..................     1                                                                      1
   Dispositions:
     Severance payments.............   (41)                     (4)        (1)       (16)        (20)
     Vendor and warranty obligation
       payments.....................    (1)        (1)
     Adjustments -- net reversal to
       income.......................    (3)                                           (3)
                                      ----        ---          ---        ---       ----        ----          ---
   BALANCE MARCH 31, 1999...........   132         15           17         23         30          33           14
   Dispositions:
     Severance payments.............    (9)                     (3)                   (5)         (1)
     Various payments...............    (8)                                                       (8)
     Adjustments -- net reversal to
       income.......................    (5)                     (2)                   (3)
                                      ----        ---          ---        ---       ----        ----          ---
   BALANCE, JUNE 30, 1999...........  $110        $15          $12        $23       $ 22        $ 24          $14
                                      ====        ===          ===        ===       ====        ====          ===

* Abbreviations

   SC      =   Semiconductor Business
   MCB     =   Mobile Computing Business
   DIPD    =   Digital Imaging Printing Development Program
   Corp.   =   Corporate Division

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Power Trends, Inc.:

     We have audited the accompanying balance sheets of POWER TRENDS, INC. (an Illinois corporation) as of June 30, 1999 and 1998, and the related statements of income, changes in convertible redeemable preferred stock and common stockholders' deficit and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Power Trends, Inc. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

[Arthur Andersen LLP signature]

ARTHUR ANDERSEN LLP

Chicago, Illinois
October 14, 1999

                               POWER TRENDS, INC.

                                 BALANCE SHEETS
                             JUNE 30, 1999 AND 1998

                                         ASSETS
                                                                 1999           1998
                                                              -----------   ------------
Current assets:
  Cash and cash equivalents.................................  $ 2,691,380   $    882,229
  Accounts receivable, less allowance for doubtful accounts
     of $81,000 and $45,000 at June 30, 1999 and 1998,
     respectively...........................................    5,841,557      3,478,696
  Inventory.................................................    4,245,652      4,201,176
  Prepaid expenses and other assets.........................      455,593        123,182
  Deferred income tax asset.................................      358,279              0
                                                              -----------   ------------
          Total current assets..............................   13,592,461      8,685,283
                                                              -----------   ------------
Equipment and leasehold improvements:
  Equipment under capital leases............................    1,900,799      1,681,784
  Furniture, fixtures and equipment,........................    7,698,310      5,618,288
  Leasehold improvements....................................      802,323        330,997
                                                              -----------   ------------
                                                               10,401,432      7,631,069
                                                              -----------   ------------
  Less -- Accumulated depreciation and amortization.........    5,117,220      3,701,547
                                                              -----------   ------------
                                                                5,284,212      3,929,522
                                                              -----------   ------------
Deposits....................................................       97,483         80,370
                                                              -----------   ------------
Patents, net of accumulated amortization of $47,107 and
  $32,695 at June 30, 1999 and 1998, respectively...........      143,627        108,727
                                                              -----------   ------------
Deferred income tax asset...................................      138,981              0
                                                              -----------   ------------
                                                              $19,256,764   $ 12,803,902
                                                              ===========   ============

                      LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable..........................................  $ 3,125,761   $  2,177,378
  Accrued expenses and other liabilities....................      930,639        611,081
  Income taxes payable......................................      275,500              0
  Obligations under capital leases -- current...............       70,584         72,530
  Term notes payable -- current.............................    1,438,007        804,416
                                                              -----------   ------------
          Total current liabilities.........................    5,840,491      3,665,405
                                                              -----------   ------------
Term notes payable..........................................    1,570,155      2,040,069
                                                              -----------   ------------
Obligations under capital leases............................       37,561        108,145
                                                              -----------   ------------
Convertible redeemable preferred stock......................   19,769,706     18,305,284
                                                              -----------   ------------
Common stockholders' deficit:
  Common stock, no par value; 17,000,000 shares authorized;
     2,849,611 and 2,794,478 shares issued and outstanding
     as of June 30, 1999 and 1998, respectively.............      394,383        342,497
  Additional paid-in capital................................       17,917         17,917
  Accumulated deficit.......................................   (8,373,449)   (11,675,415)
                                                              -----------   ------------
          Total common stockholders' deficit................   (7,961,149)   (11,315,001)
                                                              -----------   ------------
                                                              $19,256,764   $ 12,803,902
                                                              ===========   ============

      The accompanying notes are an integral part of these balance sheets.

                                                                       EXHIBIT 2

                               POWER TRENDS, INC.

                              STATEMENTS OF INCOME
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997

                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Net sales.............................................  $39,014,683   $28,005,557   $18,408,118
Cost of goods sold....................................   24,786,817    18,282,405    11,916,126
                                                        -----------   -----------   -----------
          Gross profit................................   14,227,866     9,723,152     6,491,992
                                                        -----------   -----------   -----------
Operating expenses:
  General and administrative..........................    1,232,920       981,421       799,438
  Research and development............................    3,157,828     2,317,224     1,728,003
  Selling and marketing...............................    4,588,338     3,865,591     3,011,180
                                                        -----------   -----------   -----------
          Total operating expenses....................    8,979,086     7,164,236     5,538,621
                                                        -----------   -----------   -----------
          Income from operations......................    5,248,780     2,558,916       953,371
                                                        -----------   -----------   -----------
Other income (expense):
  Interest income.....................................       63,224        30,454        42,916
  Interest expense....................................     (279,159)     (272,210)     (204,222)
                                                        -----------   -----------   -----------
          Total other expense.........................     (215,935)     (241,756)     (161,306)
                                                        -----------   -----------   -----------
          Income before income taxes..................    5,032,845     2,317,160       792,065
Income tax provision..................................      242,092        60,266        10,160
                                                        -----------   -----------   -----------
Net income............................................  $ 4,790,753   $ 2,256,894   $   781,905
                                                        ===========   ===========   ===========
Basic and diluted earnings per share:
Income before preferred stock accretion...............  $     4,791   $     2,257   $       782
Less: Preferred stock accretion.......................       (8,974)       (7,509)       (6,153)
                                                        -----------   -----------   -----------
Net loss available to common stockholders.............       (4,183)       (5,252)       (5,371)
Net loss per basic and diluted common share...........        (1.48)        (1.89)        (1.96)
Weighted-average number of basic and diluted common
  shares outstanding..................................        2,820         2,786         2,741

        The accompanying notes are an integral part of these statements.

                               POWER TRENDS, INC.

        STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE PREFERRED STOCK
                        AND COMMON STOCKHOLDERS' DEFICIT
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997

                                                                        COMMON STOCKHOLDERS' DEFICIT
                                                      ----------------------------------------------------------------
                                   CONVERTIBLE            COMMON STOCK
                                   REDEEMABLE              ISSUED AND
                                 PREFERRED STOCK          OUTSTANDING        ADDITIONAL
                              ---------------------   --------------------     PAID-IN     ACCUMULATED
                              SHARES      AMOUNT       SHARES      AMOUNT      CAPITAL       DEFICIT         TOTAL
                              -------   -----------   ---------   --------   -----------   ------------   ------------
Balance, June 30, 1996......  125,740   $15,701,720   2,734,354   $315,960     $17,917     $(12,110,650)  $(11,776,773)
  Issuance of common
     stock..................        0             0      26,999      8,943           0                0          8,943
  Accretion of redemption
     value..................        0     1,247,617           0          0           0       (1,247,617)    (1,247,617)
  Net income................        0             0           0          0           0          781,905        781,905
                              -------   -----------   ---------   --------     -------     ------------   ------------
Balance, June 30, 1997......  125,740   $16,949,337   2,761,353   $324,903     $17,917     $(12,576,362)  $(12,233,542)
  Issuance of common
     stock..................        0             0      33,125     17,594           0                0         17,594
  Accretion of redemption
     value..................        0     1,355,947           0          0           0       (1,355,947)    (1,355,947)
  Net income................        0             0           0          0           0        2,256,894      2,256,894
                              -------   -----------   ---------   --------     -------     ------------   ------------
Balance, June 30, 1998......  125,740    18,305,284   2,794,478    342,497      17,917      (11,675,415)   (11,315,001)
  Issuance of common
     stock..................        0             0      55,133     51,886           0                0         51,886
  Warrant repurchase........        0             0           0          0           0          (24,365)       (24,365)
  Accretion of redemption
     value..................        0     1,464,422           0          0           0       (1,464,422)    (1,464,422)
  Net income................        0             0           0          0           0        4,790,753      4,790,753
                              -------   -----------   ---------   --------     -------     ------------   ------------
Balance, June 30, 1999......  125,740   $19,769,706   2,849,611   $394,383     $17,917     $ (8,373,449)  $ (7,961,149)
                              =======   ===========   =========   ========     =======     ============   ============

        The accompanying notes are an integral part of these statements.

                               POWER TRENDS, INC.

                            STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997

                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Cash flows from operating activities:
  Net income..........................................  $ 4,790,753   $ 2,256,894   $   781,905
                                                        -----------   -----------   -----------
  Adjustments to reconcile net income to net cash
     provided by operating activities --
     Depreciation and amortization....................    1,430,087     1,142,593       856,619
     Deferred taxes...................................     (497,260)            0             0
     Loss on sale of equipment........................            0         1,751           118
     Provision for doubtful accounts..................       36,000        10,000             0
     Provision for obsolete inventory.................       52,500             0        37,500
     Provision for warranty reserve...................       48,000             0             0
     Provision for distributor gross profit reserve...       70,000        10,000             0
     (Increase) decrease in --
       Accounts receivable............................   (2,398,861)     (544,047)   (1,675,337)
       Inventory......................................      (96,976)   (1,472,719)     (871,275)
       Prepaid expenses and other assets..............     (332,411)      (95,761)       33,816
       Deposits.......................................      (17,113)        1,447        13,945
     Increase (decrease) in --
       Accounts payable...............................      948,383       (94,588)    1,721,014
       Accrued expenses and other liabilities.........      477,058       140,755        (8,337)
                                                        -----------   -----------   -----------
          Net cash provided by operating activities...    4,510,160     1,356,325       889,968
                                                        -----------   -----------   -----------
Cash flows from investing activities:
  Proceeds from sale of equipment.....................            0         9,500         2,450
  Acquisition of equipment............................   (2,770,365)   (1,931,735)   (1,716,448)
  Acquisition of patents..............................      (49,312)      (31,787)      (28,722)
  Acquisition of equipment under capital leases:......                                 (216,565)
                                                        -----------   -----------   -----------
          Net cash used in investing activities.......   (2,819,677)   (1,954,022)   (1,959,285)
                                                        -----------   -----------   -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock..............       51,886        17,594         8,943
  Warrant repurchase..................................      (24,365)            0             0
  Proceeds from long-term debt obligations............    1,000,000     1,919,117     1,831,206
  Repayments of long-term debt obligations............     (836,323)   (1,181,809)   (1,214,045)
  Repayments of capital lease obligations.............      (72,530)     (119,299)     (177,145)
  Proceeds from capital lease obligations.............                                  216,565
                                                        -----------   -----------   -----------
          Net cash provided by financing activities...      118,668       635,603       665,524
                                                        -----------   -----------   -----------
Net increase in cash and cash equivalents.............    1,809,151        37,906      (403,793)
Cash and cash equivalents, beginning of year..........      882,229       844,323     1,248,116
                                                        -----------   -----------   -----------
Cash and cash equivalents, end of year................  $ 2,691,380   $   882,229   $   844,323
                                                        ===========   ===========   ===========

        The accompanying notes are an integral part of these statements.

                               POWER TRENDS, INC.


                       NOTES TO THE FINANCIAL STATEMENTS

                          JUNE 30, 1999, 1998 AND 1997

1. DESCRIPTION OF BUSINESS

     Power Trends, Inc. (the Company) was founded in September, 1987, and designs, manufactures and markets plug-in power modules (integrated switching regulators) for advanced computer, data communications and industrial applications in the high-technology industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     Cash equivalents include short-term investments stated at cost. The Company generally considers short-term investments with a maturity of 100 days or less at the date of purchase to be cash equivalents for purposes of the statements of cash flows.

  Inventory

     Inventory is stated at the lower of cost, determined on the first-in, first-out basis, or market.

     The components of inventory as of June 30, 1999 and 1998 are as follows:

                                                               JUNE 99      JUNE 98
                                                               ACTUAL       ACTUAL
                                                              ---------    ---------
Raw Materials...............................................  3,302,432    3,252,864
Work in Process.............................................    302,417      454,757
Finished Goods..............................................    795,803      596,055
Obsolete Reserve............................................   (155,000)    (102,500)
                                                              ---------    ---------
          Total Inventory...................................  4,245,652    4,201,176

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost and are being depreciated over the estimated useful lives of the assets or lease terms using primarily the straight-line method. The estimated useful lives for equipment range from three to five years.

  Patents

     The cost of patents is being amortized using the straight-line method over their estimated useful lives of 10 years.

  Revenue Recognition

     Revenue for product sales are recognized at the time the product is shipped from the Company's warehouse.

  Product Warranties

     Most of the Company's products carry a limited warranty ranging from 90 days to one year. The Company accrues for estimated warranty costs as products are shipped.

                               POWER TRENDS, INC.

  Supplemental Cash Flow Disclosures

     The following represents supplemental disclosures to the consolidated statements of cash flows:

                                                      1999         1998         1997
                                                   ----------   ----------   ----------
Schedule of noncash investing and financing
activities --
  Accretion of redemption value of convertible
     redeemable preferred stock..................  $1,464,422   $1,355,947   $1,247,617
Cash paid for --
  Interest.......................................     279,159      272,210      204,222
  Income taxes...................................     509,888       21,776            0
                                                   ----------   ----------   ----------

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to a concentration of credit risk consist primarily of receivables. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history. Management believes the two significant customers described below were financially sound companies based upon published data as of December 31, 1998.

     For the year ended June 30, 1999, approximately 19% of the Company's net sales were obtained from one large national customer. Additionally, approximately 22.6% of the Company's June 30, 1999 receivables were from this customer.

     For the year ended June 30, 1998, approximately 11% of the Company's net sales were obtained from one large national customer. Additionally, approximately 7.7% of the Company's June 30, 1998, receivables were from this customer.

     For the year ended June 30, 1997, approximately 32% of the Company's net sales were obtained from one large national customer.

  Disclosures About Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

     CURRENT ASSETS AND CURRENT LIABILITIES -- The carrying value approximates fair value due to the short maturity of these items.

     LONG-TERM DEBT -- Since the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying amount approximates fair value.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Computation of Net Loss Per Share

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 which requires companies to present basic and diluted earnings per share effective for financial statements issued

                               POWER TRENDS, INC.

for periods ending after December 15, 1997. The computation of basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The effect of this computation on the number of outstanding shares is antidilutive for the periods ended June 30, 1997, 1998 and 1999, and therefore the net loss per basic and diluted earnings per share are the same.

  New Accounting Pronouncements

     In June, 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting and display of comprehensive income and its components, in a full set of general-purpose financial statements. In addition to net income, comprehensive income includes all non-owner changes in equity. SFAS No. 130 is effective for financial statements for fiscal years beginning after December 15, 1997, and reclassification of financial statements for earlier periods for comparative purposes is required. Due to net income being the only comprehensive income item for the Company, the Company does not believe that any additional disclosures are required as a result of adopting this pronouncement.

     In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivation Instruments and Hedging Activities," which addresses the accounting for derivative instruments. SFAS No. 133 is effective for financial statements for the Company's fiscal year ending June 30, 2001. The Company does not expect that SFAS No. 133 will have a significant effect on its current financial reporting.

                               POWER TRENDS, INC.

3. LONG-TERM DEBT

     Long-term debt at June 30, 1999 and 1998, is as follows:

                                                                 1999         1998
                                                              ----------   ----------
Lease purchase obligations payable in monthly installments
of $5,888 including interest at 15.8% through January,
2001........................................................  $  108,145   $  180,675
Term notes --
  Term note payable under equipment facility, due in monthly installments of $18,451 including accrued interest at
     8.35% and 8.75% at June 30, 1999 and 1998,
     respectively, with a final maturity on January 17, 2000
     (see Note 13 for further discussion regarding final
     maturity)..............................................     500,612      669,537
  Term note payable, due in monthly installments of $3,828
     including accrued interest at 8.35% and 8.75% at June
     30, 1999 and 1998, respectively, with a final maturity
     on January 17, 2000 (see Note 13 for further discussion
     regarding final maturity)..............................      66,472      104,667
  Term note payable, due in monthly installments of $19,948
     including accrued interest at 8.35% and 8.75% at June
     30, 1999 and 1998, respectively, with a final maturity
     on June 17, 2000 (see Note 13 for further discussion
     regarding final maturity)..............................     431,743      623,605
  Term note payable under equipment facility, due in monthly installments of $4,244 including accrued interest at
     8.35% and 8.75% at June 30, 1999 and 1998,
     respectively, with a final maturity on October 17, 2000
     (see Note 13 for further discussion regarding final
     maturity)..............................................     144,726      181,094
  Term note payable under equipment facility, due in monthly installments of $22,645 including accrued interest at
     8.35% and 8.75% at June 30, 1999 and 1998, with a final
     maturity on May 17, 2003 (see Note 13 for further
     discussion regarding final maturity)...................     895,759    1,079,367
  Term note payable under equipment facility, due in monthly installments of $22,340 including accrued interest at
     7.75% at June 30, 1999, with a final maturity on
     October 17, 2003 (see Note 13 for further discussion
     regarding final maturity)..............................     968,849            0
  Subordinated term note, principal payable in monthly
     installments of $16,610 including accrued interest at
     12.75% with a final maturity date of June 1, 1999......           0      186,215
                                                              ----------   ----------
          Total long-term debt..............................   3,116,306    3,025,160
Less -- Current portion of long-term debt...................   1,508,591      876,946
                                                              ----------   ----------
                                                              $1,607,715   $2,148,214
                                                              ==========   ==========

                               POWER TRENDS, INC.

     The principal portion of long-term debt becomes due as follows:

                                                       LOAN       CAPITALIZED
                                                    OBLIGATIONS     LEASES       COMBINED
                                                    -----------   -----------   ----------
Fiscal year ending --
  2000............................................  $1,438,007     $ 70,584     $1,508,591
  2001............................................     540,179       37,561        577,740
  2002............................................     472,351            0        472,351
  2003............................................     488,618            0        488,618
  2004............................................      69,006            0         69,006
                                                    ----------     --------     ----------
          Total...................................  $3,008,161     $108,145     $3,116,306
                                                    ==========     ========     ==========

  Term Notes Payable

     On April 17, 1999, the Company renewed its equipment facility. The equipment facility allows the Company to borrow up to an aggregate principal amount of $1,000,000, and expires on October 17, 2000. Under the terms of the agreement, all borrowings are transferred to term notes before or at the expiration of the facility, and charge interest at prime plus .10% (7.85% at June 30, 1999). Equipment financed under these term notes is used as collateral until the associated debt is paid in full. See Note 13 for further discussion regarding the maturity of the term notes outstanding at June 30, 1999.

  Revolving Line of Credit

     On April 17, 1999, in addition to the equipment facility, the Company renewed its revolving line-of-credit facility agreement with the same bank. The revolving line of credit is limited to $1,000,000, with interest payable in monthly installments at prime plus .10% (7.85% at June 30, 1999). The revolving line of credit expires on September 17, 1999, and is renewable annually. All borrowings are secured by the Company's equipment, fixtures, inventory, accounts receivable and general intangibles. As of June 30, 1998, the Company had a $74,850 letter of credit outstanding on this revolving line of credit. At June 30, 1999, the Company was no longer required to maintain the $74,850 letter of credit for its building lessor due to the Company achieving certain performance measures as described in the lease agreement.

4. CONVERTIBLE REDEEMABLE PREFERRED STOCK

     Convertible redeemable preferred stock is stated at its original cost plus the accretion of its redemption value and consists of the following at June 30, 1999, 1998 and 1997:

                                                   1999          1998          1997
                                                -----------   -----------   -----------
Series A-1, no par value; 17,500 shares
authorized, issued and outstanding,
convertible to common stock at $.40 per
share.........................................  $ 1,565,238   $ 1,449,295   $ 1,341,940
Series A-2, no par value; 10,000 shares
  authorized, issued and outstanding,
  convertible to common stock at $.70 per
  share.......................................    1,501,740     1,390,500     1,287,500
Series A-3, no par value; 6,250 shares
  authorized, issued and outstanding,
  convertible to common stock at $.80 per
  share.......................................    1,014,837       939,664       870,059
Series A-4, no par value; 77,050 shares
  authorized; 66,375 shares issued and
  outstanding, convertible at $.80 per
  share.......................................   10,050,580     9,306,093     8,616,753

                               POWER TRENDS, INC.

                                                   1999          1998          1997
                                                -----------   -----------   -----------
Series B-1, no par value; 27,000 shares
authorized and 25,615 shares issued and
outstanding, convertible at $1.40 per share...    5,637,311     5,219,732     4,833,085
                                                -----------   -----------   -----------
                                                $19,769,706   $18,305,284   $16,949,337
                                                ===========   ===========   ===========

     Conversion prices are subject to change from time to time to prevent dilution of the conversion rights. The Company may require the conversion of all of the outstanding preferred stock upon the closing of a firm commitment underwritten public offering, as defined. At June 30, 1999, 1998 and 1997, each share of preferred stock was convertible into 100 shares of common stock.

     Each holder of preferred stock may require the Company to redeem all or part of their preferred stock held. The redemption price/liquidation value per share will be equal to the purchase price of the stock, plus 8% compounded annually from the date of issuance until the date of redemption/liquidation, plus any accrued but unpaid dividends. In the event of liquidation, dissolution or winding up of the Company, if proceeds available for distribution to the Company's stockholders are $6.40 or less per share of common stock, then the preferred stockholders are entitled to an involuntary liquidation preference equal to the liquidation value, as defined. As of June 30, 1999, no preferred stock was redeemed.

     The holders of preferred stock share pro rata with the common stockholders (based on an as-if-converted basis) in all dividends and distributions. Additionally, they are entitled to vote on all matters submitted to a vote of the Company's stockholders, with each share of preferred stock having voting rights equivalent to the number of shares of common stock issuable upon conversion. Holders of preferred stock are entitled to acquire the same aggregate purchase rights granted to common stockholders.

     As long as 5,000 shares of preferred stock remain outstanding, the Company must comply with certain restrictions and limitations and obtain consent of holders of a majority of the shares of the preferred stock prior to entering into certain transactions and agreements, including declaring or paying dividends on junior securities.

     The Company entered into a put agreement with redeemable preferred stockholders (Investors) whereby those Investors who own (alone or together with the other Investors) 20% of the common stock (on an as-if-converted basis) have the right to require the Company to purchase all or any portion of their preferred stock of the Company on or after January 20, 2000, at a price based on the Company's fair market value, as defined. If the Company cannot purchase all of the put shares with immediately available funds, then the Investor may either completely rescind all or part of the put, or sell the put shares to the Company in exchange for a put note bearing interest at prime plus 4% annually. The put agreement will terminate on the closing of a qualified public offering, as specified in the put agreement.

                               POWER TRENDS, INC.

5. COMMON STOCK

     As of June 30, 1999 and 1998, common stock consists of the following:

                                                   1999          1998          1997
                                                -----------   -----------   -----------
Authorized shares.............................   17,000,000    17,000,000    16,500,000
Issued and outstanding........................   (2,849,611)   (2,794,478)   (2,761,353)
                                                -----------   -----------   -----------
                                                 14,150,389    14,205,522    13,738,647
                                                ===========   ===========   ===========
Reserved for issuance --
  Conversion of preferred stock...............  (12,574,000)  (12,574,000)  (12,574,000)
  Long-term incentive plan....................     (385,308)     (659,894)      (54,519)
  Exercise of warrants........................      (30,833)     (155,833)     (305,833)
  Exercise of stock options...................   (1,038,420)     (815,795)     (804,295)
                                                -----------   -----------   -----------
                                                (14,028,561)  (14,205,522)  (13,738,647)
                                                -----------   -----------   -----------
Unreserved shares.............................      121,828             0             0
                                                ===========   ===========   ===========

6. EXECUTIVE STOCK AND EMPLOYMENT AGREEMENTS

     The Company has executive stock and employment agreements with certain employees and consultants of the Company. The agreements stipulate that the common stock owned by the employees vest pursuant to a time vesting schedule. The vesting schedule is used in determining the Company's repurchase price per share under a repurchase option. In the event of a sale of the Company, as defined, the vesting schedule will accelerate so that all stock vests as of the closing of such sale.

     Under the terms of the executive stock and employment agreements, executive stock is subject to certain restrictions, including but not limited to transferability and voting rights. Additionally, the executives are subject to noncompete covenants.

     At June 30, 1999, the executives collectively owned 1,035,360 shares of stock. As of June 30, 1999, all shares have vested under this agreement.

7. INCENTIVE PLANS

     The Company has established a long-term incentive stock plan which allow the Company's Board of Directors to make grants of restricted stock, nonqualified stock options, and incentive stock options to individuals as selected by the Board of Directors.

     All restricted stock or options awarded under the following plans are subject to certain restrictions including, but not limited to, transferability and repurchase in favor of the Company, as defined within the plans. Restricted stock awards are additionally subject to voting right restrictions.

     The Company accounts for employee stock options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these options been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is an accounting alternative that is permitted but not required, the Company's net income would not have been materially different.

     The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, a risk-free interest rate of 5.2%, no dividend yield or volatility factor, and an expected life of approximately three years. A majority of the options granted to employees vest ratably over four years.

                               POWER TRENDS, INC.

     The stock option activity under the Company's Stock Incentive Plan covering nonqualified stock option and incentive stock options are as follows:

                                                            OUTSTANDING   WEIGHTED AVERAGE
                                                              OPTIONS      EXERCISE PRICE
                                                            -----------   ----------------
Outstanding at June 30, 1996..............................     681,753         $0.245
  Granted.................................................     186,000          0.350
  Exercised...............................................      (7,499)         0.282
  Canceled................................................     (55,959)         0.345
                                                             ---------         ------
Outstanding at June 30, 1997..............................     804,295          0.262
  Granted.................................................      26,500          0.537
  Exercised...............................................      (3,125)         0.350
  Canceled................................................     (11,875)         0.350
                                                             ---------         ------
Outstanding at June 30, 1998..............................     815,795          0.269
  Granted.................................................     238,000          0.650
  Exercised...............................................     (13,375)         0.213
  Canceled................................................      (2,000)         0.200
                                                             ---------         ------
Outstanding at June 30, 1999..............................   1,038,420          0.357

  Restricted Stock Agreement

     The restricted stock purchase agreements granted under the long-term incentive stock plan provide ownership incentives to key employees of the Company and members of its Board of Directors and allow participants to purchase shares of common stock. Restricted stock vests pursuant to a time vesting schedule and becomes fully vested in the event of a sale of the Company. The vesting schedule is used to determine the Company's repurchase price per share under a repurchase option. As of June 30, 1999, 1,814,251 shares have been issued at fair market value, with prices ranging from $.05 to $1.35 per share. At June 30, 1999, 1,741,206 shares have vested under this plan.

  Nonqualified Stock Options

     As of June 30, 1999, the Company has nonqualified stock options outstanding to acquire 208,482 shares with exercise prices ranging from $.10 to $.65 per share. These options have been issued at fair market value and vest pursuant to a time vesting schedule. All options vest in the event of a sale of the Company, as defined by the plan. As of June 30, 1999, all options have vested under this plan.

  Incentive Stock Options

     As of June 30, 1999, the Company has issued incentive stock options to acquire 829,938 shares with exercise prices ranging from $.20 to $1.35 per share. These options have been issued at fair market value and vest pursuant to a time vesting schedule. All options vest in the event of a sale of the Company, as defined by the plan. As of June 30, 1999, 571,813 options have vested under this plan.

8. WARRANTS

     On January 15, 1991, the Company entered into a lease financing arrangement that allowed the Company to finance amounts for future equipment acquisitions. As part of this transaction, the Company granted a warrant to the lessor on January 15, 1991, to purchase up to 150,000 shares of the Company's common stock. The warrant expired on January 15, 1998.

                               POWER TRENDS, INC.

     On April 29, 1992, the Company obtained additional financing under the lease financing arrangement described above and issued a warrant to purchase an additional 125,000 shares of common stock at an exercise price of $.80 per share. The warrant expired in April, 1999, and had certain transfer restrictions, which include being subject to a first refusal right by the Company. The Company exercised its first refusal right and purchased the warrant from the holder for $24,365, and subsequently allowed the warrant to expire.

     On June 7, 1996, the Company entered into a new lease financing arrangement. As part of this transaction, the Company granted a warrant to the lessor on June 7, 1996, to purchase up to 5,833 shares of the Company's common stock at an exercise price of $3.00 per share. The warrant is exercisable at any time within 10 years of the issue date or 5 years from the effective date of the Company's initial public offering, whichever is longer. As part of the new financing lease arrangement, the Company entered into a subordinated term note with the lender, discussed in Note 3. As part of this transaction, the Company granted a warrant to the lender to purchase up to 25,000 shares of the Company's common stock at an exercise price of $3.00 per share. The warrant is exercisable at any time within 10 years of the issue date or 5 years from the effective date of the Company's initial public offering, whichever is longer.

9. REGISTRATION AGREEMENT

     The Company has a registration agreement with certain of its preferred stockholders to use its best efforts to register any common stock issued upon the conversion of preferred stock at the request of at least 10% of the stockholders. The agreement is exercisable on of after January 20, 2000. All expenses of this registration, except as provided in the agreement, will be paid by the Company.

10. COMMITMENTS AND CONTINGENCIES

  Operating Lease

     During October, 1995, the Company entered into an operating lease agreement for office and warehouse space which is scheduled to expire on May 31, 2006. The lease requires the Company to pay real estate taxes, assessments and liability insurance premiums for the benefit of the landlord as well as certain maintenance expenses related to the facilities. In accordance with the agreement, the Company made a deposit to the lessor for $74,850.

     During January, 1999, the Company entered into a operating sublease agreement for warehouse space which is scheduled to expire on June 29, 2007. The lease requires the Company to pay an annual licensing fee in the amount of $25,000, real estate taxes, assessments and liability insurance premiums for the benefit of the landlord as well as certain maintenance expenses related to the facilities.

     Future minimum payments under all operating leases as of June 30, 1999, are as follows:

2000....................................................   $  435,259
2001....................................................      445,184
2002....................................................      455,409
2003....................................................      476,673
2004....................................................      487,498
Thereafter..............................................    1,462,594
                                                           ----------
                                                           $3,762,617
                                                           ==========

     Total rent expense for years ended June 30, 1999, 1998 and 1997, was approximately $385,912, $332,119 and $344,654, respectively.

                               POWER TRENDS, INC.

     The Company routinely enters into noncancelable purchase commitments for certain inventory items. As of June 30, 1999, the Company has outstanding commitments of approximately $7,493,126.

11. INCOME TAXES

     The Company records income taxes in accordance with the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 utilizes the liability method and deferred taxes are determined based upon the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. In adopting SFAS No. 109, the Company determined that the previously unrecognized tax benefits did not satisfy the recognition criteria set forth in the standard. Accordingly, as of June 30, 1998 and 1997, a valuation allowance of $1,794,068 and $2,199,802, respectively, remained recorded against the deferred tax assets. For the year ended June 30, 1999, the net operating loss carryforwards and tax credit carryforwards have been fully utilized, and the deferred tax assets have been recorded on the Company's accompanying June 30, 1999, balance sheet.

     The provision for income taxes included in the accompanying statements of income consists of the following:

                                                        1999        1998       1997
                                                      ---------    -------    -------
Currently payable --
  Federal..........................................   $ 589,352    $60,266    $10,160
  State............................................     150,000          0          0
  Deferred provision...............................    (497,260)         0          0
                                                      ---------    -------    -------
          Total provision..........................   $ 242,092    $60,266    $10,160
                                                      =========    =======    =======

     The statutory federal income tax rate is reconciled to the Company's effective income tax rates below:

                                                              1999     1998     1997
                                                              -----    -----    -----
Statutory federal income tax rate...........................   34.0%    34.0%    34.0%
Permanent differences.......................................   (2.3)     1.0      1.0
State income tax, net of federal tax effect.................    4.8      4.8      4.8
Reduction in valuation allowance due to utilization of net
  operating loss carryforwards and tax credit
  carryforwards.............................................  (35.6)   (37.2)   (38.5)
Other.......................................................    3.9      0.0      0.0
                                                              -----    -----    -----
          Effective tax rate................................    4.8%     2.6%     1.3%
                                                              =====    =====    =====

                               POWER TRENDS, INC.

     The significant temporary differences which comprise deferred tax assets and liabilities are as follows at June 30, 1999, 1998 and 1997:

                                                      1999        1998          1997
                                                    --------   -----------   -----------
Deferred income tax assets --
  Current --
     Reserves.....................................  $213,012   $   197,313   $   145,550
     Other nondeductible accruals.................   121,799        70,344        48,306
     Unicap.......................................    23,468        24,798        24,600
     Valuation allowance..........................         0      (292,455)     (218,456)
                                                    --------   -----------   -----------
          Total net current deferred income tax
            assets................................  $358,279   $         0   $         0
                                                    ========   ===========   ===========
  Long-term --
     Net operating loss carryforwards.............  $      0   $ 1,013,726   $ 2,249,547
     Investment tax credit carryforwards..........         0       266,403      (276,114)
     Depreciation.................................   147,014       225,871        12,300
     Miscellaneous................................    (8,033)       (4,387)       (4,387)
     Valuation allowance..........................         0    (1,501,613)   (1,981,346)
                                                    --------   -----------   -----------
          Total net long-term deferred income tax
            assets................................  $138,981   $         0   $         0
                                                    ========   ===========   ===========

12. EMPLOYEE BENEFIT PLAN

  401(k) Plan

     Effective April 1, 1995, the Company established a voluntary contributory 401(k) plan which allows eligible employees to participate after working 1,000 hours during a calendar year. The plan allows participants to contribute annually up to 15% of their total compensation on a pretax basis, not to exceed the IRS calendar year maximum, and up to an additional 10% of total compensation on an after-tax basis. Under the plan, the Company's matching contributions are discretionary, as determined by the Board of Directors. Company 401(k) matching contributions totaled $94,173, $33,131 and $26,245 for the years ended June 30, 1999, 1998 and 1997, respectively.

13. SUBSEQUENT EVENT

     The Company is in the process of negotiating with a bank to refinance all outstanding term notes as of June 30, 1999 (see Note 3), into one consolidated term loan. The Company anticipates that the new consolidated loan agreement will have similar terms and conditions as the previous individual term notes.

                                                                       EXHIBIT 2

                                                                         ANNEX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                MERGER AGREEMENT

                         DATED AS OF SEPTEMBER 29, 1999

                                  BY AND AMONG

                        TEXAS INSTRUMENTS INCORPORATED,

                            POWER ACQUISITION CORP.,

                                      AND

                               POWER TRENDS, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                 PAGE
                                                                                 ----
Article 1     Definitions......................................................    1
Article 2     The Transaction..................................................    2
        2.1   Merger...........................................................    2
        2.2   Closing..........................................................    2
        2.3   Closing Events...................................................    2
              (a)  Plan and Articles of Merger.................................    2
              (b)  Deliveries by the Company...................................    2
              (c)  Deliveries by Buyer and Subsidiary..........................    2
        2.4   Effect of Merger.................................................    3
              (a)  General.....................................................    3
              (b)  Corporate Organization......................................    3
              (c)  Conversion of Company's Shares..............................    3
              (d)  Company Treasury Shares.....................................    3
              (e)  Conversion of Subsidiary's Stock............................    4
        2.5   Exchange Fund and Procedures.....................................    4
              (a)  Exchange Fund...............................................    4
              (b)  Exchange Procedures.........................................    4
              (c)  Distributions with Respect to Unsurrendered Certificates....    4
              (d)  No Further Ownership Rights in Shares.......................    5
              (e)  No Fractional Shares of Buyer Common Stock..................    5
              (f)  Termination of Exchange Fund................................    5
              (g)  No Liability................................................    5
              (h)  Investment of the Exchange Fund.............................    5
              (i)  Lost Certificates...........................................    6
              (j)  Withholding Rights..........................................    6
              (k)  Stock Transfer Books........................................    6
              (l)  Affiliates..................................................    6
              (m)  Dissenters' Rights..........................................    6
              (n)  Stock Options...............................................    7
              (o)  Warrant Exercise............................................    7
Article 3     Representations and Warranties of the Company....................    7
        3.1   Organization.....................................................    7
        3.2   Authority........................................................    7
        3.3   Enforceability...................................................    8
        3.4   Capital Stock....................................................    8
        3.5   No Violation.....................................................    9
        3.6   No Consent Required..............................................    9
        3.7   Financial Statements.............................................    9
        3.8   Books and Records................................................    9
        3.9   Title to Assets..................................................    9
        3.10  Accounts Receivable..............................................    9
        3.11  Equipment........................................................    9
        3.12  Contracts........................................................   10
        3.13  Real Property....................................................   11
        3.14  Permits..........................................................   11
        3.15  Patents, Marks and Copyrights....................................   12
        3.16  Undisclosed Liabilities..........................................   13
        3.17  Taxes............................................................   13
        3.18  No Material Adverse Change.......................................   14

                                                                                 PAGE
                                                                                 ----
        3.19  Employee Benefits................................................   14
        3.20  Insurance........................................................   15
        3.21  Compliance.......................................................   16
        3.22  Legal Proceedings................................................   16
        3.23  Absence of Certain Events........................................   16
        3.24  Environmental Matters............................................   17
        3.25  Employees........................................................   18
        3.26  Labor Relations..................................................   18
        3.27  Certain Payments.................................................   18
        3.28  Related Persons..................................................   18
        3.29  Broker's Fee.....................................................   19
        3.30  Year 2000 Compliance.............................................   19
        3.31  Product Recalls..................................................   19
        3.32  Takeover Statutes................................................   20
        3.33  Information Supplied.............................................   20
        3.34  Accounting Matters...............................................   20
        3.35  Subsidies........................................................   20
        3.36  Disclosure.......................................................   20
Article 4     Representations and Warranties of Buyer and Subsidiary...........   21
        4.1   Organization.....................................................   21
        4.2   Authority........................................................   21
        4.3   Enforceability...................................................   21
        4.4   No Violation.....................................................   21
        4.5   No Consent Required..............................................   21
        4.6   Broker's Fee.....................................................   21
        4.7   SEC Reports; Financial Statements................................   21
        4.8   Information Supplied.............................................   22
        4.9   Accounting Matters...............................................   22
Article 5     Events Prior to Closing..........................................   22
        5.1   Conduct of Business..............................................   22
        5.2   Preparation of the S-4 and the Proxy Statement...................   22
        5.3   Letters of Accountants...........................................   23
        5.4   Shareholder Meeting..............................................   23
        5.5   Access to Information............................................   23
        5.6   Reasonable Best Efforts..........................................   23
        5.7   Other Filings....................................................   24
        5.8   Notice of Developments...........................................   25
        5.9   Acquisition Proposals............................................   25
        5.10  Public Announcements.............................................   26
        5.11  Tax-Free Reorganization Treatment................................   26
        5.12  Employee Matters.................................................   26
        5.13  Affiliate Letters................................................   26
        5.14  Fees and Expenses................................................   26
        5.15  Listing of Stock.................................................   27
        5.16  Comdisco Release.................................................   27
Article 6     Conditions to Closing............................................   27
        6.1   Conditions of Each Party.........................................   27
        6.2   Conditions of Buyer and Subsidiary...............................   27
        6.3   Conditions of the Company........................................   28
Article 7     Survival of Representations, Warranties, Covenants and
              Agreements; Escrow Provisions....................................   29
        7.1   Survival of Representations, Warranties, Covenants and
              Agreements.......................................................   29

                                                                                 PAGE
                                                                                 ----
        7.2   Escrow Provisions................................................   29
              (a)  Establishment of the Escrow Fund............................   29
              (b)  Recourse to the Escrow Fund.................................   29
              (c)  Escrow Period; Distribution of Escrow Fund upon Termination
                   of Escrow Period............................................   30
              (d)  Protection of Escrow Fund...................................   30
              (e)  Claims Upon Escrow Fund.....................................   30
              (f)  Objections to Claims........................................   31
              (g)  Resolution of Conflicts.....................................   31
        7.3   Shareholder Representatives; Power of Attorney...................   31
              (a)  Shareholder Representatives.................................   31
              (b)  Exculpation.................................................   32
              (c)  Actions of the Shareholder Representatives..................   32
        7.4   Third Party Claims...............................................   32
        7.5   Depositary Agent's Duties........................................   32
              (a)  Limitation on Duties of Depositary Agent....................   32
              (b)  Compliance with Orders......................................   32
              (c)  Limitations on Liability of Depositary Agent................   33
              (d)  Good Faith of Depositary Agent..............................   33
              (e)  Non-responsibility of Depositary Agent......................   33
              (f)  Indemnification of Depositary Agent.........................   33
              (g)  Resignation of Depositary Agent.............................   33
              (h)  Fees........................................................   34
Article 8     Termination, Amendment and Waiver................................   34
        8.1   Termination by Mutual Agreement..................................   34
        8.2   Termination by Either Buyer or the Company.......................   34
        8.3   Termination by the Company.......................................   34
        8.4   Termination by Buyer.............................................   35
        8.5   Effect of Termination and Abandonment............................   35
        8.6   Amendment........................................................   35
        8.7   Extension; Waiver................................................   35
Article 9     Miscellaneous....................................................   36
        9.1   Confidentiality..................................................   36
        9.2   Notices..........................................................   36
        9.3   Further Assurances...............................................   37
        9.4   Entire Agreement.................................................   37
        9.5   Assignment.......................................................   37
        9.6   No Third Party Beneficiaries.....................................   37
        9.7   Severability.....................................................   37
        9.8   Captions.........................................................   37
        9.9   Construction.....................................................   37
        9.10  Counterparts.....................................................   38
        9.11  Governing Law....................................................   38
        9.12  Binding Effect...................................................   38

                                MERGER AGREEMENT

     This Agreement is entered into as of September 29, 1999 by Texas Instruments Incorporated, a Delaware corporation ("Buyer"), Power Acquisition Corp., an Illinois corporation and wholly-owned subsidiary of Buyer ("Subsidiary"), and Power Trends, Inc., an Illinois corporation (the "Company").

                                   BACKGROUND

     A. The Company is engaged in the business of manufacturing and selling integrated switching regulators and DC-to-DC converters with a focus on on-board modular power solutions.

     B. This Agreement contemplates a transaction in which Subsidiary will merge with and into the Company, with (i) the Company becoming a wholly-owned subsidiary of Buyer and (ii) all of the issued and outstanding capital stock of the Company being converted into the right to receive shares of common stock, par value $1.00 per share, of Buyer (together with any associated right to acquire shares of the Cumulative Preferred Stock of Buyer pursuant to Buyer's Rights Plan (collectively, "Buyer Common Stock").

     C. A portion of the shares of Buyer Common Stock otherwise issuable or reserved for issuance by Buyer in connection with the Merger shall be placed in escrow by Buyer, the release of which shall be contingent upon the occurrence of certain events and the satisfaction of certain conditions, all as set forth in
Article 7.

     D. As an inducement to Buyer and Subsidiary to enter into this Agreement, certain stockholders of the Company have concurrently herewith entered into a voting agreement in the form attached hereto as EXHIBIT A (the "Voting Agreement"), pursuant to which such stockholders have agreed to vote all shares of capital stock of the Company owned by them in favor of the Merger.

     E. As an inducement to Buyer and Subsidiary to enter into this Agreement, Buyer, the Company and the employees of the Company identified therein have concurrently herewith entered into the employment agreements in the form attached hereto as EXHIBITS B-1, B-2, B-3, B-4, B-5 and B-6, which agreements shall become effective as of the Effective Time.

     F. For federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     G. For accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests."

     Now, therefore, in consideration of their mutual promises and intending to be legally bound, the Parties agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

     Certain capitalized terms used in this Agreement are defined in ANNEX I.

                                   ARTICLE 2

                                THE TRANSACTION

     2.1 Merger. Upon the terms and subject to the conditions of this Agreement, Subsidiary shall merge with and into the Company (the "Merger") at the Effective Time. The Company shall be the corporation surviving the Merger (the "Surviving Corporation").

     2.2 Closing. The closing of the transactions contemplated by this Agreement ("Closing") shall take place at a time and location to be specified by the Parties on November 30, 1999, or if later, on the second business day after satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing).

     2.3 Closing Events. At Closing, the following events shall take place, all of which shall be considered to take place concurrently:

          (a) Plan and Articles of Merger. The Company and Subsidiary shall enter into a plan of merger consistent with the terms hereof and otherwise in form and substance reasonably satisfactory to the Parties (the "Plan of Merger") and execute articles of merger in form and substance reasonably satisfactory to the Parties (the "Articles of Merger"), to which the Plan of Merger is an exhibit, and shall file the Articles of Merger with the Secretary of State of the State of Illinois.

          (b) Deliveries by the Company. The Company shall make or cause the following deliveries to Buyer and Subsidiary:

             (1) the Company shall deliver an Officer's Certificate to Buyer and Subsidiary certifying that: (i) the Company's representations and warranties in Article 3 are true and correct in all material respects as of the Closing Date as if made at and as of Closing, (ii) the Company has performed in all material respects all of its obligations under this Agreement that it is required to perform prior to or at Closing; and
        (iii) Shareholder Approval has been obtained;

             (2) the Company shall deliver the written resignations, effective as of the Effective Time, of all of the Company's incumbent directors and officers other than those whom Buyer has specified by Notice to the Company at least five days prior to Closing; and

             (3) Johnson and Colmar shall deliver to Buyer an opinion of counsel addressing such matters as reasonably requested by, and otherwise in form and substance reasonably satisfactory to, Buyer (the "Company Legal Opinion").

          (c) Deliveries by Buyer and Subsidiary. Buyer and Subsidiary shall make the following deliveries:

             (1) Buyer and Subsidiary shall deliver the shares of Buyer Common Stock issuable or reserved for issuance pursuant to the Merger in accordance with Sections 2.5(a) and 7.2(a);

             (2) Buyer and Subsidiary shall deliver a joint Officers' Certificate to the Company (for delivery to the Shareholder Representatives) certifying that: (i) the representations and warranties of Buyer and Subsidiary in Article 4 are true and correct in all material respects on the Closing Date as if made at and as of Closing; and (ii) Buyer and Subsidiary have performed in all material respects all of their respective obligations under this Agreement that they are required to perform prior to or at Closing; and

             (3) Weil, Gotshal & Manges LLP shall deliver to the Company an opinion of counsel addressing such matters as reasonably requested by, and otherwise in form and substance reasonably satisfactory to, the Company (the "Buyer Legal Opinion").

     2.4  Effect of Merger.

          (a) General. The Merger shall become effective at the time (the "Effective Time") that the Secretary of State of the State of Illinois issues a certificate of merger in respect of the Articles of Merger. The Merger shall have the effects as set forth in the applicable provisions of the Illinois Business Corporation Act. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Company or Subsidiary in order to carry out and give effect to the Merger.

          (b) Corporate Organization. As of the Effective Time, the articles of incorporation of the Company shall be amended and restated in accordance with the amended and restated articles of incorporation attached hereto as EXHIBIT C and such amended and restated articles of incorporation shall be the articles of incorporation of the Surviving Corporation. As of the Effective Time, the by-laws, officers and directors of Subsidiary shall be the by-laws, officers and directors of the Surviving Corporation.

          (c) Conversion of Company's Shares. At and as of the Effective Time, the Shares shall be converted as follows:

             (1) each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than a Dissenting Share or shares held by the Company) shall be converted into the right to receive the number (rounded to the nearest ten thousandth) of fully paid and non-assessable shares of Buyer Common Stock equal to (i) the Exchange Ratio multiplied by (ii) 100; and

             (2) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than a Dissenting Share or shares held by the Company) shall be converted into the right to receive the number (rounded to the nearest ten thousandth) of fully paid and non-assessable shares of Buyer Common Stock equal to the Exchange Ratio.

     For purposes of this Agreement, the "Exchange Ratio" shall be determined by dividing $8.67 by the Average Buyer Stock Price. As used herein, the "Average Buyer Stock Price" means the average of the daily high and low sales prices, regular way, of one share of Buyer Common Stock (rounded to the nearest thousandth) on the New York Stock Exchange ("NYSE") (as reported in the New York City edition of the Wall Street Journal or, if not reported thereby, another nationally recognized source) during the 20 consecutive trading day period ending on the second trading day prior to the Effective Time; provided, however, that (i) subject to Section 8.3(b), if the Average Buyer Stock Price is less than $67.00, the Average Buyer Stock Price for purposes of determining the Exchange Ratio shall be equal to $67.00 (the "Minimum Average Buyer Stock Price"), and (ii) subject to
     Section 8.4(b), if the Average Buyer Stock Price is greater than $107.00, the Average Buyer Stock Price for purposes of determining the Exchange Ratio shall be equal to $107.00 (the "Maximum Average Buyer Stock Price"). If between the date of this Agreement and the Effective Time Buyer changes (or establishes a record date for changing) the outstanding shares of Buyer Common Stock into a different number of shares or a different class of shares as a result of any stock dividend, subdivision, reclassification, recapitalization, split (including a reverse split), combination, exchange of shares or extraordinary dividend (in cash or otherwise), or any similar event, then the Average Buyer Stock Price, the Minimum Average Buyer Stock Price and the Maximum Average Buyer Stock Price shall be appropriately adjusted to the extent necessary to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, extraordinary dividend or such similar event. All such shares of Buyer Common Stock issued pursuant to this Section 2.4(c), together with any cash in lieu of fractional shares of Buyer Common Stock to be paid pursuant to Section 2.5(e), are collectively referred to herein as the "Merger Consideration."

          (d) Company Treasury Shares. At and as of the Effective Time, each share of Common Stock owned by the Company shall become one share of common stock of the Surviving Corporation and each share of Preferred Stock owned by the Company shall be converted into 100 shares of common stock of the Surviving Corporation, all of which shall be held in treasury.

          (e) Conversion of Subsidiary's Stock. At and as of the Effective Time, each share of Subsidiary's common stock, par value $.01 per share, shall be converted into one share of common stock of the Surviving Corporation.

     2.5  Exchange Fund and Procedures.

          (a) Exchange Fund. Prior to the Effective Time, Buyer shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange agent hereunder for the purpose of exchanging Shares for the Merger Consideration (the "Exchange Agent"). At or prior to the Effective Time, Buyer shall deposit with the Exchange Agent, in trust for the benefit of holders of Shares, certificates representing the Buyer Common Stock issuable pursuant to Section 2.4(c) in exchange for outstanding Shares less the shares of Buyer Common Stock constituting the Escrow Fund (which will be deposited with the Depositary Agent pursuant to the provisions of Article 7). Buyer agrees to make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.5(e) and any dividends and other distributions pursuant to Section 2.5(c). Any cash and certificates of Buyer Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund."

          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall use commercially reasonable efforts to cause the Exchange Agent to mail to each holder of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Shares (the "Certificates") (i) a letter of transmittal which shall specify that delivery shall be effective, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Buyer may reasonably specify; and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) shares of Buyer Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to
     Section 2.4(c) (after taking into account all Shares then held by such holder), less the number of shares of Buyer Common Stock that are to be contributed on the holder's behalf and deposited into the Escrow Fund, and
     (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article 2, including cash in lieu of any dividends and other distributions pursuant to Section 2.5(c) and cash in lieu of fractional shares pursuant to Section 2.5(e). No interest will be paid or will accrue on any cash payable pursuant to
     Section 2.5(c) or Section 2.5(e). In the event of a transfer of ownership of Common Stock or Preferred Stock that is not registered in the transfer records of the Company, a certificate evidencing, in the aggregate, the proper number of shares of Buyer Common Stock, a check in the proper amount of cash in lieu of any fractional shares of Buyer Common Stock pursuant to
     Section 2.5(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5(c), may be issued with respect to such Shares to such a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

          (c) Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made with respect to shares of Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Buyer Common Stock shall be paid to any such holder pursuant to Section 2.5(e) until such holder shall surrender such Certificate in accordance with Section 2.5(b). Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Buyer Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Buyer Common Stock to which such holder is entitled pursuant to Section 2.5(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Buyer Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Buyer Common Stock.

          (d) No Further Ownership Rights in Shares. All shares of Buyer Common Stock issued and cash paid upon conversion of the Shares in accordance with the terms of Article 2 (including any cash paid pursuant to Sections 2.5(c) and 2.5(e)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the Shares.

          (e) No Fractional Shares of Buyer Common Stock. No certificates or scrip representing fractional shares of Buyer Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Buyer or a holder of shares of Buyer Common Stock. Notwithstanding any other provision of this Agreement, each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all Certificates delivered by such holder and the deposit of Buyer Common Stock in the Escrow Fund) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Buyer Common Stock multiplied by (ii) the closing price on the NYSE (as reported in the New York City edition of the Wall Street Journal or, if not reported thereby, another nationally recognized source) for a share of Buyer Common Stock on the date of the Effective Time. As promptly as practicable after the determination of the aggregate amount of cash to be paid to holders of fractional interests, the Exchange Agent shall notify Buyer and Buyer shall cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation and Buyer for the Merger Consideration with respect to the Shares formerly represented thereby to which such holders are entitled pursuant to Section 2.4(c) and 2.5(b), any cash in lieu of fractional shares of Buyer Common Stock to which such holders are entitled pursuant to Section 2.5(e) and any dividends or distributions with respect to shares of Buyer Common Stock to which such holders are entitled pursuant to Section 2.5(c). Any such portion of the Exchange Fund remaining unclaimed by holders of Shares five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

          (g) No Liability. None of Buyer, the Subsidiary, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered, in good faith, to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (h) Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Buyer on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to Buyer.

          (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity by such Person against any claim that may be made against the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby, and unpaid dividends and distributions on shares of Buyer Common Stock deliverable in respect thereof, pursuant to this Agreement.

          (j) Withholding Rights. Each of the Surviving Corporation and Buyer shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, the rules and regulations promulgated thereunder, or any provision of a Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding was made by the Surviving Corporation or Buyer, as the case may be.

          (k) Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent or Buyer for any reason shall be converted into the Merger Consideration with respect to the Shares formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.5(c).

          (l) Affiliates. Notwithstanding anything to the contrary herein, no shares of Buyer Common Stock or cash shall be delivered to a Person who may be deemed an "affiliate" of the Company in accordance with Section 5.13 for purposes of Rule 145 under the Securities Act, or for purposes of qualifying the Merger for "pooling of interests" under APB 16 and the applicable SEC rules and regulations until such Person has executed and delivered to Buyer the written agreement contemplated by Section 5.13.

          (m) Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary, those Shares ("Dissenting Shares") that are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who did not vote in favor of the Merger and have complied with all of the relevant provisions of Section 5/11.70 of the Illinois Business Corporation Act ("Dissenting Shareholders") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but shall instead represent only the rights of a dissenting shareholder under
     Section 5/11.70 of the Illinois Business Corporation Act, including the right to obtain payment for the estimated fair value of those shares, plus accrued interest, as provided under the Illinois Business Corporation Act, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the Illinois Business Corporation Act. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration without any interest thereon. The Company shall give Buyer
     (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the Illinois Business Corporation Act and received by the Company relating to shareholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Buyer, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Shareholder shall thereupon be treated as though such Shares had been converted into the right to receive the Merger Consideration pursuant to Section 2.4(c).

          (n) Stock Options. As soon as practicable following the date of this Agreement, Buyer and the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company's stock option plans (collectively, the "Company Option Plans")) shall take such action and the Company shall obtain all such agreements and consents, if any, as may be required to effect the following provisions of this Section 2.5(n). As of the Effective Time each option to purchase shares of Common Stock pursuant to the Company Option Plans (a "Company Stock Option") which is then outstanding shall be assumed by Buyer and converted into an option (or, at Buyer's election, Buyer may grant a new substitute option under the terms of Buyer's stock option plan) (an "Assumed Stock Option") to purchase the number of shares of Buyer Common Stock (rounded up to the nearest whole share) equal to (x) the number of shares of Common Stock subject to such option multiplied by (y) the Exchange Ratio, at an exercise price per share of Buyer Common Stock (rounded down to the nearest penny) equal to (A) the former exercise price per share of Common Stock under such option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that in the case of any Company Stock Option to which
     Section 421 of the Internal Revenue Code applies by reason of its qualification under Section 422 of the Internal Revenue Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Internal Revenue Code. Except as provided above, each Assumed Stock Option shall be subject to the same expiration date and vesting provisions as were applicable to such converted Company Stock Option immediately prior to the Effective Time. Promptly after the Effective Time, Buyer shall use its reasonable best efforts to prepare and file with the SEC a registration statement on Form S-8 or other appropriate form with respect to shares of Buyer Common Stock subject to the Assumed Stock Options and to maintain the effectiveness of such registration statement or registration statements covering such Assumed Stock Options (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Stock Options remain outstanding. Buyer shall take all corporate action necessary to reserve for issuance under an appropriate stock option plan of Buyer a sufficient number of shares of Buyer Common Stock for delivery upon exercise of the options described above.

          (o) Warrant Exercise. As soon as practicable after the date of this Agreement, the Company shall secure the agreement of the holder of that certain outstanding warrant to purchase 30,833 shares of Common Stock (the "Warrant") to exercise the Warrant prior to the Effective Time and shall confirm to Buyer the consummation of such exercise prior to the Effective Time.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     In order to induce Buyer and Subsidiary to enter into this Agreement, the Company represents and warrants to Buyer and Subsidiary, except to the extent that any statement in this Article 3 is qualified or limited by an exception in the Disclosure Schedule, as follows:

     3.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Illinois, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform its obligations under all Contracts. The Company is duly qualified to do business as a foreign corporation and is in good standing under the Laws of each state or other jurisdiction in which qualification is required by Law. The Company has delivered copies to Buyer and Subsidiary of the Company's Organizational Documents.

     3.2 Authority. The Company has the power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. As of the date hereof, a duly constituted special committee of the board, with full delegated authority to act in respect hereof, has by unanimous vote of the members thereof, duly and validly authorized the execution and delivery of this Agreement and the Voting Agreement and approved the consummation of the transactions contemplated hereby and thereby and has resolved to recommend that the shareholders of the Company approve and adopt the Merger on substantially the terms and conditions set forth in this Agreement. The Company's execution and delivery of this Agreement and, subject to receipt of Shareholder Approval, consummation of the Merger and related transactions contemplated hereby, have been duly authorized by all necessary action required by the Company's Organizational Documents and the Illinois Business Corporation Act.

     3.3 Enforceability. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

     3.4  Capital Stock.

          (a) The Company's authorized capital stock consists of 17,000,000 shares of Common Stock, no par value, and 137,800 shares of Preferred Stock, no par value, consisting of 17,500 shares designated as Series A-1 Convertible Preferred Stock, 10,000 shares designated as Series A-2 Convertible Preferred Stock, 6,250 shares designated as Series A-3 Convertible Preferred Stock, 77,050 shares designated as Series A-4 Convertible Preferred Stock, and 27,000 shares designated as Series B-1 Convertible Preferred Stock.

          (b) The Company has 3,071,695 shares of Common Stock issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, and none of which was issued in violation of the Securities Act or any state securities or other Law or in violation of or subject to any preemptive rights. The Company holds no issued shares of Common Stock in treasury. No Common Stock is held by any subsidiary of the Company.

          (c) The Company has 125,740 shares of Preferred Stock issued and outstanding, consisting of 17,500 shares of Series A-1 Convertible Preferred Stock, 10,000 shares of Series A-2 Convertible Preferred Stock, 6,250 shares of Series A-3 Convertible Preferred Stock, 66,375 shares of Series A-4 Convertible Preferred Stock, and 25,615 shares of Series B-1 Convertible Preferred Stock, all of which are duly authorized, validly issued, fully paid and nonassessable, and none of which was issued in violation of the Securities Act or any state securities or other Law or in violation of or subject to any preemptive rights. The Company holds no issued shares of Preferred Stock in treasury (including through any subsidiary).

          (d) There are outstanding Options to purchase a total of 1,056,086 shares of Common Stock as listed on Schedule 3.4(d). Schedule 3.4(d) correctly sets forth with respect to each Option, the name of the holder thereof, the number of underlying shares, the date of grant, the applicable vesting schedule and the exercise price thereunder.

          (e) Except as set forth in Sections 3.4(b) and 3.4(c), there are no outstanding shares of capital stock or other equity securities of the Company nor are there any equity equivalents, interests in the ownership or earnings of the Company or other similar rights (including stock appreciation rights). Except as disclosed on Schedule 3.4(d), and except for the Warrant, there are no securities of the Company convertible into or exchangeable for shares of capital stock or other equity securities of the Company or options, warrants, calls, puts, subscription rights, conversion rights or other Contracts to which the Company is party or by which the Company is bound providing for the Company's issuance of any Preferred or Common Stock or any other equity securities.

          (f) Except for (i) Corporate Governance Agreements and (ii) redemption obligations under Article Four of the Company's Articles of Incorporation, there are no shareholders agreements, buy-sell agreements, voting trusts or other Contracts to which the Company is a party or by which it is bound relating to the voting or disposition of any Shares or creating any obligation of the Company to repurchases, redeem or otherwise acquire or retire any Shares or any Options.

          (g) Except for all of the issued and outstanding capital stock of the Foreign Sales Corporation, the Company does not own any shares of capital stock of or other equity interest in any corporation or other Person.

     3.5 No Violation. Subject only to obtaining the Shareholder Approval, the Company's execution, delivery and performance of this Agreement will not either directly or indirectly (and with or without Notice or the passage of time or both):

          (a) violate or conflict with the Company's Organizational Documents or with any resolution adopted by its boards of directors;

          (b) result in a breach of or default under any Contract to which the Company is a party or by which it is bound;

          (c) result in the imposition or creation of a Lien upon any of the assets of the Company; or

          (d) violate or conflict with, or give any Governmental Authority or other Person the right to challenge the Merger or to obtain any other relief under, any Law or Order to which the Company is subject.

     3.6  No Consent Required. Except as required by HSR or as disclosed in
Schedule 3.6, the Company's execution, delivery and performance of this Agreement do not require any Notice to, filing with, Permit from or other Consent of any Governmental Authority or other Person.

     3.7 Financial Statements. The Company has delivered copies of the Financial Statements to Buyer and Subsidiary. The Financial Statements fairly present in all material respects the Company's financial position, results of operations and cash flows as of the dates indicated and for the years then ended, in conformity with GAAP.

     3.8 Books and Records. The Books and Records of the Company are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal accounting controls. The corporate minute books of the Company contain accurate and complete records of all meetings and corporate actions taken by written consent of the Company's boards of directors and shareholders. At Closing, all of the Books and Records of the Company (including its corporate minute books) will be in its possession.

     3.9 Title to Assets. The Company owns or has a leasehold interest in all of the tangible and intangible assets of any type or kind that it purports to own or lease, including (i) all of the assets which are reflected in the June 30 Balance Sheet except for assets which were sold or disposed of after June 30, 1999 in the Ordinary Course of Business and (ii) all of the assets which were purchased or otherwise acquired after June 30, 1999 and which were not sold or disposed of prior to the date of this Agreement in the Ordinary Course of Business. The Company has good and marketable title to all of these assets, free and clear of any Liens (except as disclosed in Schedule 3.9), and they constitute all of the tangible and intangible assets relating to or used, held for use or useful in the conduct of the Business and are sufficient to enable the Business to be operated in the same manner that it is currently operated.

     3.10 Accounts Receivable. Except as disclosed in Schedule 3.10, the Company's Accounts Receivable: represent valid obligations and have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions made in the Ordinary Course of Business; to the Company's Knowledge, are not subject to valid defenses, set-off or counterclaims; and, to the Company's Knowledge, are collectible at the full recorded amount thereof less, in the case of accounts receivable appearing on the June 30 Balance Sheet, the recorded allowance for collection of doubtful accounts on the June 30 Balance Sheet. The allowance for collection of doubtful accounts on the June 30 Balance Sheet has been determined in accordance with GAAP consistent with past practice.

     3.11 Equipment. Schedule 3.11 contains complete and accurate lists of all of the Company's Equipment having a purchase price of more than $10,000, identifying each piece of Equipment by vendor, description, model number, serial number and department.

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     3.12  Contracts.

          (a) Schedule 3.12(a) consists of subschedules which contain complete and accurate lists of the following Contracts of the Company as of the date of this Agreement (listing each Contract only once if more than one listing otherwise would be required):

             (1) all unfilled purchase orders and other Contracts for the purchase of the Company's products in an amount exceeding $25,000 (Schedule 3.12(a)(1));

             (2) all Equipment Leases, identifying each Equipment Lease by (i) vendor, description, model number, serial number and department of the piece of Equipment in question and (ii) lessor, lessee, term of lease and rent payable (Schedule 3.12(a)(2));

             (3) all Facility Leases and Former Facility Leases, identifying each Facility Lease and Former Facility Lease by (i) name, location and use of the Facility in question, and (ii) for each Facility Lease, lessor, lessee, term of lease and rent payable, and also identifying any related Leasehold Improvements by location, description and cost (Schedule 3.12(a)(3));

             (4) all Contracts (or series of related Contracts) for the purchase or sale of raw materials, parts, supplies, products or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than six months or involve payments in an amount exceeding $25,000 (Schedule 3.12(a)(4));

             (5) all Contracts evidencing or securing any Liability of the Company (Schedule 3.12(a)(5));

             (6) all Contracts with distributors and sales representatives (Schedule 3.12(a)(6));

             (7) all Contracts with any Related Party (Schedule 3.12(a)(7));

             (8) all Contracts by which the Company has guaranteed the contractual performance of or any payment by another Person (Schedule 3.12(a)(8));

             (9) all powers of attorney and other Contracts by which the Company has authorized another Person to act as its attorney-in-fact or agent (Schedule 3.12(a)(9));

             (10) all Contracts creating a partnership or joint venture with another Person or involving a sharing of profits, losses, costs or Liabilities with another Person (Schedule 3.12(a)(10));

             (11) all Contracts that restrict or purport to restrict the geographical area or scope of the business activities of the Company or that limit or purport to limit the freedom of the Company to engage in any line of business or to compete with any Person (Schedule 3.12(a)(11));

             (12) all Contracts granting a right of first refusal or first negotiation;

             (13) all Contracts pertaining to employee compensation, employment, termination of employment or consulting services, including any agreement that could result in any benefit payable to any Person in connection with the transactions contemplated hereby (Schedule 3.12(a)(13));

             (14) all Contracts (or series of related Contracts) entered into outside of the Ordinary Course of Business and involving the expenditure or receipt by any party of an amount exceeding $10,000 (Schedule 3.12(a)(14));

             (15) all Contracts requiring the payment of royalty for use of any intellectual property (Schedule 3.12(a)(15));

             (16) all Contracts providing for the license of any intellectual property of the Company to third parties or by any third party to the Company (Schedule 3.12(a)(16)); and

             (17) all Corporate Governance Agreements (Schedule 3.12(a)(17)).

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

        The Company has delivered to Buyer and Subsidiary (i) copies of all written Contracts listed on Schedule 3.12(a), (ii) a written description of all oral Contracts, if any, listed on Schedule 3.12(a), (iii) copies of all written amendments or modifications of or supplements to the Contracts listed on Schedule 3.12(a), and (iv) a written description of all oral amendments or modifications of or supplements to the Contracts listed on Schedule 3.12(a), if any.

          (b) Except as disclosed in Schedule 3.12(b), each Contract listed on
     Schedule 3.12(a) (i) is legal, valid, binding, enforceable in accordance with its terms, and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable in accordance with its terms, and in full force and effect on identical terms following consummation of the Merger.

          (c) Except as disclosed in Schedule 3.12(c):

             (1) no party to a Contract listed on Schedule 3.12(a) is in Default in any material respect under the Contract, and no event has occurred or circumstance exists that (with or without Notice or the passage of time, or both) could result in a Default in a material respect under a Contract listed on Schedule 3.12(a) or could give any party to a Contract listed on Schedule 3.12(a) the right to exercise any remedy under the Contract or to cancel, terminate or modify the Contract;

             (2) the Company has not given Notice to or received Notice from any other Person relating to an alleged, possible or potential Default under any Contract listed on Schedule 3.12(a);

             (3) each purchase order and other Contract listed in Schedule 3.12(a)(1) has been entered into in the Ordinary Course of Business and without the commission of any act, either alone or in concert with any other Person, and without any consideration having been paid or promised, that is or would be in violation of any Law or Order; and

             (4) for each Facility Lease listed in Schedule 3.12(a)(3), the Company (i) has a good and valid leasehold interest in such Facility Lease free and clear of all Liens, except (x) Taxes and general and special assessments not in default and payable without penalty and interest, and (y) easements, covenants and other restrictions that do not materially impair the current use, occupancy, or value, or the marketability of the Company's interest in such real property; (ii) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered its leasehold interest in the Facility Lease; and
        (iii) all facilities located in or benefiting the Facility Lease are now, and will be at the time of Closing, in good operating condition and repair and, to the Company's Knowledge, structurally sound and free of defects, with no material alterations or repairs required thereto under applicable Laws, Permits or insurance company requirements, to the Company's Knowledge. All such facilities are supplied with utilities and other services necessary for the operation of such facilities, including gas, electricity, water, telephone, sanitary sewer, and storm sewer, all of which services are adequate in accordance with all applicable Laws.

     3.13 Real Property. The Company does not own and has not owned, and any current, or former, subsidiaries or corporate predecessors-in-interest do not own and have not owned, any Real Property.

     3.14  Permits.

          (a) Schedule 3.14(a) contains a complete and accurate list of all Permits held by the Company as of the date of this Agreement. The Company has delivered copies to Buyer and Subsidiary of all Permits listed on
     Schedule 3.14(a).

          (b) Except as disclosed in Schedule 3.14(b):

             (1) all Permits listed on Schedule 3.14(a) are valid and in full force and effect, and no other Permits are required for the lawful conduct of the Business as it is currently conducted;

             (2) the Company has conducted the Business in compliance in all material respects with the Permits listed on Schedule 3.14(a);

             (3) no event has occurred or circumstance exists that (with or without Notice or the passage of time or both) could (i) constitute or result in a violation of or failure to comply with any Permit listed on
        Schedule 3.14(a) or (ii) result in the revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit listed;

             (4) the Company has not received any written or oral Notice from any Governmental Authority or other Person regarding (i) any actual, alleged or potential violation of or failure to comply with any Permit listed on Schedule 3.14(a) or (ii) any actual, proposed or potential revocation, withdrawal, suspension, cancellation, termination or modification of any Permit listed; and

             (5) the Company has duly filed on a timely basis all applications that were required to be filed for the renewal of the Permits listed on
        Schedule 3.14(a) and have duly made on a timely basis all other filings required to have been made in respect of the Permits listed.

     3.15  Patents, Marks and Copyrights.

          (a) Schedule 3.15(a) consists of three subschedules and contains complete and accurate lists of the following intellectual property of the Company as of the date of this Agreement:

             (1) all Patents (Schedule 3.15(a)(1));

             (2) all Marks (Schedule 3.15(a)(2)); and

             (3) all Copyrights (Schedule 3.15(a)(3)).

     The Company has delivered copies to Buyer and Subsidiary of all Patents, Marks and Copyrights listed on Schedule 3.15(a).

          (b) The Patents, Marks and Copyrights listed on Schedule 3.15(a) are all those necessary for the conduct of the Business as it is currently conducted. Except as disclosed in Schedule 3.15(b), the Company owns, free and clear of any Liens, or has a royalty-free, exclusive, perpetual and irrevocable license to use, all of the Patents, Marks and Copyrights listed on Schedule 3.15(a).

          (c) Except as disclosed in Schedule 3.15(c):

             (1) all of the issued Patents listed on Schedule 3.15(a)(1) are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of working or use) and are valid and enforceable;

             (2) no Patent listed on Schedule 3.15(a)(1) is or has been involved in any interference, reissue, reexamination or opposition proceeding, and to the Company's Knowledge, none is Threatened; and

             (3) to the Company's Knowledge, (i) there is no potentially interfering Patent of any other Person and (ii) no issued Patent listed on Schedule 3.15(a)(1) is being or has been infringed or is being or has been challenged or threatened in any way.

          (d) Except as disclosed in Schedule 3.15(d):

             (1) all of the Marks listed on Schedule 3.15(a)(2) that have been registered with any Governmental Authority are currently in compliance with formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications) and are valid and enforceable;

             (2) no Mark listed on Schedule 3.15(a)(2) is or has been involved in any opposition, invalidation or cancellation and, to the Company's Knowledge, none is Threatened; and

             (3) to the Company's Knowledge, (i) there is no potentially interfering Mark of any other Person and (ii) no Mark listed on Schedule 3.15(a)(2) is being or has been infringed or is being or has been challenged or threatened in any way.

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

          (e) The Company has taken all actions reasonably necessary or appropriate to protect its Proprietary Information. Each employee of the Company has executed a written assignment of inventions to the Company, and each third party technical consultant or contractor of the Company has executed a written assignment of inventions, copyrights and obligation of confidentiality in favor of the Company.

          (f) To the Company's Knowledge, no employee of the Company has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign or disclose information concerning his work to any Person other than the Company.

          (g) The Company possesses all Proprietary Rights necessary for the conduct of the Business as presently conducted. The conduct of the Business as presently conducted does not infringe upon any intellectual property rights of any third party.

          (h) Except as set forth on Schedule 3.15(h), the Company has not licensed any intellectual property of the Company to any third party.

     3.16 Undisclosed Liabilities. Except as disclosed in Schedule 3.16, as of the date of this Agreement the Company does not have, and as of Closing the Company will not have, any Liabilities except for (i) Liabilities reflected on the June 30 Balance Sheet and (ii) Liabilities that have arisen since June 30, 1999 in the Ordinary Course of Business.

     3.17  Taxes.

          (a) The Company has filed all Tax Returns that it was required to file prior to the date of this Agreement and will file all Tax Returns that it may become required to file on or after the date of this Agreement and on or prior to the Closing Date. All Tax Returns that the Company filed prior to the date of this Agreement were correct and complete in all material respects, and all Taxes due in connection with these returns have been paid. All Tax Returns that the Company files on or after the date of this Agreement and prior to the Closing Date will be correct and complete in all material respects, and all Taxes due in connection with these returns will be paid when due.

          (b) No Tax Return that the Company filed prior to the date of this Agreement is currently under audit or examination, and the Company has not received Notice from any Governmental Authority that (i) any Tax Return that it filed will be audited or examined or that (ii) it is or may be liable for additional Taxes in respect of any Tax Return or for the payment of Taxes in respect of a Tax Return that it did not file (because, for example, it believed that it was not subject to taxation by the jurisdiction in question).

          (c) The Company has withheld and paid to the proper Governmental Authority all Taxes that it was required to withhold and pay in respect of compensation or other amounts paid to any employee or independent contractor.

          (d) The Company did not have any delinquent Taxes as of June 30, 1999, and the reserve for Taxes reflected on the June 30 Balance Sheet was adequate for all unpaid Taxes.

          (e) Except as disclosed in Schedule 3.17(e), the Company has not extended the time in which to file any Tax Return, waived the statute of limitations for any Tax or agreed to any extension of time for a Tax assessment or deficiency.

          (f) The Company has not filed a consent under sec. 341(f) of the Internal Revenue Code (relating to collapsible corporations) or made any payments, or is or could become obligated under an existing Contract (including a stock option) to make any payments, that are not deductible under sec. 280G of the Internal Revenue Code (relating to "golden parachute" payments).

          (g) Schedule 3.17(g) lists all Tax Returns that the Company has filed since January 1, 1997. The Company has delivered copies to Buyer and Subsidiary of all of the Tax Returns listed on Schedule 3.17(g). The Company is not a party to any agreement providing for the allocation or sharing of Taxes. The Company does not have any liability under Treasury Regulation Section 1.1502-6 or any similar provision of Law for U.S. federal income Taxes or any other Tax of any Person other than itself.

          (h) The Company is not currently, has not been within the last five years, and does not anticipate becoming a "United States real property holding company" within the meaning of Section 897(c) of the Internal Revenue Code.

          (i) The Company has not constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with the Merger.

     3.18 No Material Adverse Change. Since June 30, 1999, there has not been any material adverse change in the Company's financial position, results of operations or assets, and no event has occurred or circumstance exists relating to the Company specifically (as opposed to the electronics industry or the United States economy generally) that has had or could reasonably be expected to have a Material Adverse Effect.

     3.19  Employee Benefits.

          (a) Schedule 3.19(a) contains a complete and accurate list of all Employee Benefit Plans under which the Company has any obligation or liability (contingent or otherwise). The Company has delivered complete and correct copies to Buyer and Subsidiary of all written Employee Benefit Plans listed on Schedule 3.19(a) (including the plan documents and all related trust agreements, insurance policies and other Contracts) and a written description of all oral Employee Benefit Plans so listed. The Company has also delivered to Buyer and Subsidiary copies of the most recent summary plan description, annual report (IRS Form 5500 series), summary annual report, financial statements, actuarial report and Internal Revenue Service favorable determination letter for each plan listed (to the extent applicable). The Company has also delivered correct and complete copies of the forms of stock option agreements used to make grants under the Company Option Plans.

          (b) Except as disclosed in Schedule 3.19(b), in the case of each Employee Benefit Plan listed on Section 3.19(a):

             (1) the plan (and each related trust or insurance policy) complies in form and in operation in all respects with the applicable requirements of ERISA, the Internal Revenue Code and any other Law (or complied in form and operation while the Company maintained or contributed to or was bound by the plan or its employees participated in the plan, and, to the Company's Knowledge, there are no failures to comply with applicable Law prior thereto);

             (2) all required contributions to or premiums or other payments in respect of the plan have been timely paid;

             (3) there have been no "prohibited transactions" (as defined in sec. 406 of ERISA and sec. 4975 of the Internal Revenue Code) in respect of the plan; and

             (4) no Suit in respect of the administration or operation of the plan or the investment of plan assets is pending or, to the Company's Knowledge, Threatened, and to the Company's Knowledge, there is no basis for any such Suit.

          (c) Except as disclosed in Schedule 3.19(c) or to the extent required by sec. 4980B of the Internal Revenue Code, the Company does not provide health or other welfare benefits to any retired or former employee and is not obligated to provide health or other welfare benefits to any active employee following his or her retirement or other termination of service.

          (d) The Company does not maintain and has never maintained an Employee Benefit Plan that is or was subject to the "minimum funding standards" under sec. 302 of ERISA or that is or was subject to Title IV of ERISA.

          (e) The Company does not contribute to and has never been required to contribute to any "multiemployer plan" (as defined in sec. 3(37) of ERISA), incurred any "withdrawal liability" (as defined in sec. 4021 of ERISA) in respect of any multiemployer plan or withdrawn from any multiemployer plan in a "complete withdrawal" or a "partial withdrawal" (as respectively defined in sec.sec. 4203 and 4205 of ERISA).

          (f) Each Employee Benefit Plan and any related trust intended to qualify under Section 401(a) of the Internal Revenue Code so qualifies. Any voluntary employee benefit association which provide benefits to current or former employees of the Company or their beneficiaries is and has been qualified under Section 501(c)(9) of the Internal Revenue Code.

          (g) The Company is not a member of a group of trades or businesses under common control or treated as a single employer within the meaning of
     Section 414(b), (c) or (m) of the Internal Revenue Code.

          (h) Except as disclosed in Schedule 3.19(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee (current, former or retired) of the Company, (ii) increase any benefits under any Employee Benefit Plan or Contract with any such employee or current or former director of the Company, or (iii) result in the acceleration of time of payment of, vesting of or other rights in respect of any such benefits.

          (i) Each of the Employee Benefit Plans covering employees outside of the United States is fully funded through adequate reserves on the Financial Statements, insurance contracts, annuity contracts, trust funds or similar arrangements. The benefits and compensation under the Employee Benefit Plans and Contracts covering employees of the Company outside of the United States are no more than customary and reasonable for the country in which such employees work and the industry in which the Company conducts its business.

     3.20  Insurance.

          (a) Schedule 3.20(a) consists of four subschedules and lists:

             (1) all insurance policies under which the Company or any director or officer of the Company (in his or her capacity as a director or officer) is insured or has been insured at any time since January 1, 1997 (Schedule 3.20(a)(1));

             (2) all self-insurance arrangements by the Company (Schedule 3.20(a)(2));

             (3) all Contracts and arrangements, other than insurance policies and self-insurance arrangements, for the transfer or sharing of any risk by the Company (Schedule 3.20(a)(3)); and

             (4) all obligations of the Company to provide insurance coverage to any Person other than an employee of the Company ((Schedule 3.20(a)(4)).

     The Company has delivered to Buyer and Subsidiary (i) copies of all insurance policies listed on Schedule 3.20(a)(1) and all Contracts listed on Schedule 3.20(a)(3) and (ii) a written description of all self-insurance arrangements listed on Schedule 3.20(a)(2).

          (b) Schedule 3.20(b) lists the amount and provides a brief description of each claim in excess of $25,000 under each insurance policy listed on
     Schedule 3.20(a)(1).

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

     3.21  Compliance. Except as disclosed in Schedule 3.21:

          (a) The Company has complied in all material respects, and is in compliance in all material respects, with each Law and Order that is or was applicable to it or to the conduct of the Business.

          (b) No event has occurred or circumstance exists that (with or without Notice or the passage of time or both) could (i) constitute or result in a violation by the Company of or its failure to comply with any applicable Law or Order or (ii) give rise to any legal obligation of the Company to undertake or bear all or any portion of the cost of any remedial action of any kind.

          (c) The Company has not received any written or oral Notice from any Governmental Authority or other Person regarding (i) any actual, alleged or potential violation by the Company of or its failure to comply with any applicable Law or Order or (ii) any actual, alleged or potential obligation of the Company to undertake or bear all or any portion of the cost of any remedial action of any kind.

     3.22  Legal Proceedings.

          (a) Schedule 3.22(a) consists of two subschedules and lists:

             (1) all pending Suits in which the Company is a party or which otherwise relate to or affect the Company or the Business (Schedule 3.22(a)(1)); and

             (2) all other Suits involving monetary claims of more than $25,000 or requests for injunctive relief in which the Company was a party or which otherwise related to or affected (or could have affected) the Company or the Business (Schedule 3.22(a)(2)).

     The Company has delivered to Buyer and Subsidiary (i) copies of all pleadings, correspondence and other documents relating to each Suit listed on Schedule 3.22(a)(1) and (ii) a written description in reasonable detail of each Suit listed on Schedule 3.22(a)(2).

          (b) Except as disclosed in Schedule 3.22(b):

             (1) none of the pending Suits listed on Schedule 3.22(a)(1) could reasonably be expected to have a Material Adverse Effect;

             (2) there is no Threatened Suit against the Company or which otherwise relates to or could affect the Company or the Business;

             (3) to the Company's Knowledge, no event has occurred or circumstance exists that may give rise to or serve as a basis for any Suit to be brought or Threatened against the Company; and

             (4) there is no Threatened Suit that challenges the Merger or could have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger.

     3.23 Absence of Certain Events. Except as disclosed in Schedule 3.23, since June 30, 1999, the Company has not:

          (a) sold, leased, transferred or disposed of any of its assets used, held for use or useful in conduct of the Business except in the Ordinary Course of Business;

          (b) entered into any Contract relating to the Business except in the Ordinary Course of Business;

          (c) terminated, accelerated or modified any Contract relating to the Business to which it is or was a party or by which it is or was bound, or has agreed to do so, or has received Notice that another party had done so or intends to do so, except in the case of Contracts which expired in accordance with their terms or which were terminated in the Ordinary Course of Business;

          (d) imposed or permitted any Lien on any of its assets relating to or used, held for use or useful in the conduct of the Business;

          (e) delayed or postponed (beyond its normal practice) payment of its vendor accounts payable and other Liabilities;

          (f) cancelled, compromised, waived or released any claim or right outside of the Ordinary Course of Business;

          (g) experienced any material damage, destruction or loss to any of its assets used, held for use or useful in conduct of the Business (whether or not covered by insurance);

          (h) changed the base compensation or other terms of employment of any of its employees;

          (i) paid a bonus to any employee;

          (j) adopted a new Employee Benefit Plan, terminated any existing plan or increased the benefits under or otherwise modified any existing plan except as contemplated in this Agreement;

          (k) amended its Organizational Documents;

          (l) issued, sold, redeemed or repurchased any shares of capital stock or other securities or retired any indebtedness;

          (m) granted any Options;

          (n) declared or paid any dividends or made any other distributions in respect of its capital stock;

          (o) made, or guaranteed, any loans or advances to another Person or made any investment or commitment therefor in any Person;

          (p) made any capital expenditures in excess of $100,000 in the aggregate;

          (q) made any change in its accounting principles or methods;

          (r) entered into any Contract to do any of the matters described in the preceding clauses (a)-(q); or

          (s) entered into or engaged in any other transaction or activity outside of the Ordinary Course of Business, or suffered the occurrence or any other event involving the Business occurring outside of the Ordinary Course of Business.

     3.24  Environmental Matters. Except as disclosed in Schedule 3.24:

          (a) The Company is, and has been at all times, in compliance in all material respects with all applicable Environmental Laws and Occupational Safety and Health Laws, and the Company is not aware of any facts, circumstances or conditions which would prevent material compliance in the future.

          (b) Neither the Company nor any other Person for whose conduct the Company may be held responsible has received, and to the Company's Knowledge, there is no basis to expect the Company or any other Person for whose conduct the Company may be held responsible to receive, any Notice from any Governmental Authority, any private citizen acting in the public interest, the current or prior owner or operator of any current or former Facility, or any other Person, of (i) any actual or potential violation or failure to comply with any of the Environmental Laws or (ii) any actual or potential Cleanup Liability or other Environmental Liability.

          (c) To the Company's Knowledge, neither the Company nor any other Person for whose conduct the Company may be held responsible has any Cleanup Liability or other Environmental Liability in respect of any current or former Facility, any property adjoining any current or former Facility, or any assets used or useful in the conduct of the Business, and no such current or, to the Company's Knowledge, former Facility contains or contained (i) any underground storage tanks, (ii) any landfills, dumps or surface impoundments, (iii) any asbestos-containing materials, or (iv) any polychlorinated biphenyls.

          (d) Except for Hazardous Materials stored or used in the Ordinary Course of Business and in compliance in all material respects with all applicable Environmental Laws, there are no Hazardous Materials at any current Facility (whether or not in storage tanks or other containers). To the Company's Knowledge, except for Hazardous Activities conducted in the Ordinary Course of Business and in compliance in all material respects with all applicable Environmental Laws, neither the Company nor any other Person for whose conduct the Company may be held responsible has permitted or conducted any Hazardous Activity at any current or former Facility.

          (e) To the Company's Knowledge, there has been no Release or threatened Release by the Company or any other Person of any Hazardous Materials at or from any current or former Facility or any property adjoining any current or former Facility.

     None of the exceptions on Schedule 3.24 are reasonably likely to result in the Company incurring costs and liabilities which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has delivered copies to Buyer and Subsidiary of all reports, studies, analyses, tests or monitoring possessed or initiated by the Company relating to Hazardous Materials or Hazardous Activities at any current, or former, Facility or compliance by the Company, or any other Person for whose conduct the Company may be held responsible, with applicable Environmental Laws.

     3.25 Employees. Schedule 3.25 of the Disclosure Schedule contains a complete and accurate list of the following information for the employees of the Company, including employees on leave of absence: name; job title; date of hire; current base compensation; changes in base compensation since January 1, 1998; bonus targets; accrual rate on vacation; visa type (if any) as reflected on the Form I-9 in the Company's files; and accrued flex time-off hours. The Company has complied with all applicable documentation requirements of the United States Immigration and Naturalization Service with respect to its employees. To the Company's Knowledge, no employee of the Company is a party to or is otherwise bound by any Contract or arrangement, including any confidentiality, noncompetition or proprietary rights agreement, that would limit or restrict the scope of his or her duties as an employee of the Surviving Corporation following Closing. All employees of the Company have the legal right to work in the country in which they are employed.

     3.26 Labor Relations. The Company is not and has never been a party to any collective bargaining agreement or other labor Contract. The Company is not experiencing, and has not experienced at any time, and, to the Company's Knowledge, there is no basis to expect the Company to experience: (i) any strike, slowdown, picketing or work stoppage by or lockout of its employees;
(ii) any Suit relating to the alleged violation of any Law or Order relating to labor relations or employment matters (including any charge or complaint filed by an employee or union with the U.S. National Labor Relations Board or Equal Employment Opportunity Commission or any other comparable Governmental Authority); (iii) any other labor or employment dispute; or (iv) any activity to organize or establish a collective bargaining unit, trade union or employee association.

     3.27 Certain Payments. Neither the Company nor any officer, director, employee or agent of the Company, or any other Person associated with or acting for or on behalf of the Company, has directly or indirectly made or paid any contribution, gift, bribe, rebate, payoff, kickback or other payment (whether in money, property or services or any other form) to any Person (i) in order to gain or pay for favorable treatment in obtaining business or special concessions or (ii) in violation of any Law. Without limiting the generality of the foregoing, neither the Company nor any of the other Persons specified above has taken any action in violation of the Foreign Corrupt Practices Act.

     3.28 Related Persons. Except as disclosed in Schedule 3.28, no Related Party has or had a direct or indirect financial or other interest in (i) any assets of the Company, (ii) any transaction with the Company or (iii) to the Company's Knowledge, any Person who has or had business dealings with the Company (other than as a stockholder owning less than 1% of the outstanding stock of any such Person whose stock is traded on a national securities exchange).

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     3.29  Broker's Fee. Except for any amounts due to SG Cowen Securities
Corporation, the Company has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement. A true and complete copy of the engagement agreement between the Company and SG Cowen Securities Corporation has been provided to Buyer.

     3.30  Year 2000 Compliance.

          (a) Based on a comprehensive assessment of the Systems that are used or relied on by the Company in the conduct of its business, the Company does not know of any such System that will malfunction, will cease to function, will generate incorrect data or will provide incorrect results when processing, providing and/or receiving (i) date-related data in, into or between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth or twenty-first centuries.

          (b) No product or service that is or has been sold, licensed, rendered or otherwise provided or offered by the Company in the conduct of its business will cease to function, will generate incorrect data or will produce incorrect results when processing, providing or receiving (i) date-related data in, into or between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth or twenty-first centuries; and, to the knowledge of the Company, the Company is not and will not be subject to claims or liabilities arising from any such malfunction, cessation of function, generation of incorrect data or production of incorrect results.

          (c) Based on a comprehensive inquiry of all suppliers and service providers of the Company, the Company does not know of any inability on the part of any such supplier or service provider to timely ensure that its own (and its material suppliers' and service providers') Systems continue to operate without malfunction, to operate without ceasing to function, to generate correct data and to produce correct results when processing, providing and/or receiving (i) date-related data in, into and between the twentieth and twenty-first centuries and (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

          (d) Schedule 3.30(d) contains an accurate statement of the Company's Year 2000 Compliance Program, and (without limiting the generality of the foregoing) the Company has completed all program steps and taken all measures described in the Process Compliance Timetable and Frequently Asked Questions thereof.

          (e) For the purposes of this Agreement, "Systems" means, with respect to a Person, any and all material hardware, software and firmware used by the Company in the course of its business, including (i) any and all source and object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) billing, reporting and other management information systems; (iv) all descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (v) all content contained on any Internet site(s) maintained by such Person or any of its subsidiaries; and
     (vi) all documentation, including user manuals and training materials, relating to any of the foregoing.

     3.31  Product Recalls.

          (a) (i) Except as set forth on Schedule 3.31(a)(i), the Company has not received any written notice, demand, claim, or inquiry and there is no action, suit, hearing, proceeding or investigation, of a civil, criminal or administrative nature (collectively, "Notices") pending, or to the Company's knowledge, threatened before any Governmental Authority in which a Product is alleged to have a Defect or relating to or resulting from any alleged failure to warn or from any alleged breach of express or implied warranties or representations, nor, to the Company's knowledge, is there any valid basis for any such demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation; (ii) no Notice would, if adversely determined, have, individually or in the aggregate, a Material Adverse Effect on the Company; (iii) except as set forth on Schedule 3.31(a)(iii), there has not been any recall, rework, retrofit or post-sale general consumer warning since December 31, 1996 (collectively, "Recalls") of any Product, or, to the knowledge of the Company, any investigation or consideration of or decision made by any Person concerning whether to undertake or not to undertake any Recalls and the Company has received no Notices from any Governmental Entity or any other Person in respect of the foregoing; and (iv) to the knowledge of the Company, there are currently no material defects in design, manufacturing, materials or workmanship, including, any failure to warn, or any breach of express or implied warranties or representations, which involve any Product that accounts for a material portion of the Company's sales.

          (b) As used herein, (i) "Defect" means a defect or impurity of any kind, whether in design, manufacture, processing, or otherwise, including, any dangerous propensity associated with any reasonably foreseeable use of a Product, or the failure to warn of the existence of any defect, impurity or dangerous propensity; and (ii) "Product" means any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of the Company.

     3.32 Takeover Statutes. The Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby, including the Voting Agreement, and this Agreement and the transactions contemplated hereby are exempt, from the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other anti-takeover Laws of Illinois (collectively, "Takeover Statutes").
Section 5/11.75 of the Illinois Business Corporation Act is not applicable, by virtue of paragraph (b)(4) thereof, to the Company or the transactions contemplated hereby.

     3.33 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion in (i) the registration statement on Form S-4 to be filed with the SEC by Buyer in connection with the issuance of Buyer Common Stock as required by the terms of this Agreement pursuant to the Merger (the "S-4"), at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the proxy statement relating to the Company Shareholder Meeting to be held in connection with the Merger (the "Proxy Statement") will, at the date mailed to shareholders and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event in respect of the Company, its officers and directors or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4, the Company shall promptly so advise Buyer and such event shall be so described, and the Company shall cooperate in the prompt filing of such amendment or supplement with the SEC and, as required by Law, shall promptly disseminate such amendment or supplement to the shareholders of the Company.

     3.34 Accounting Matters. Neither the Company nor, to the Company's knowledge, any of its Affiliates or Shareholders, has taken or agreed to take any action or is aware of any fact or circumstance that would be reasonably likely to prevent the Merger from qualifying as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations.

     3.35 Subsidies. Except as disclosed on Schedule 3.35, no grants, subsidies or similar arrangements exist directly or indirectly between the Company, on the one hand, and any domestic or foreign Governmental Authority or any other Person, on the other hand.

     3.36  Disclosure.

          (a) As qualified or limited by the exceptions in the Disclosure Schedule, and solely as so qualified or limited, no statement in this
     Article 3 is untrue or omits to state any material fact necessary to make the statement, in light of the circumstances in which made, not misleading. When read in conjunction with this Article 3, no statement in the Disclosure Schedule is untrue or omits to state any material fact necessary to make any statement in this Article 3 or in the Disclosure Schedule itself, in light of the circumstances in which made, not misleading.

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

          (b) No Notice given pursuant to Section 5.8 will contain an untrue statement or omit to state a material fact necessary to make any statement in the Notice, in light of the circumstances in which made, not misleading.

          (c) All copies of documents delivered by the Company to Buyer and Subsidiary under this Agreement have been or will be true and complete copies of the originals.

                                   ARTICLE 4

             REPRESENTATIONS AND WARRANTIES OF BUYER AND SUBSIDIARY

     In order to induce the Company to enter into this Agreement, Buyer and Subsidiary represent and warrant to the Company as follows:

     4.1 Organization. Each of Buyer and Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Illinois, respectively, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform its obligations under all Contracts. Buyer directly owns all of the issued and outstanding shares of capital stock of the Subsidiary.

     4.2 Authority. Each of Buyer and Subsidiary has the power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by each of Buyer and Subsidiary have been duly authorized by all necessary action required by its Organizational Documents and applicable Law.

     4.3 Enforceability. This Agreement constitutes the legal, valid and binding obligation of each of Buyer and Subsidiary, enforceable against them in accordance with its terms except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

     4.4 No Violation. The execution, delivery and performance of this Agreement by each of Buyer and Subsidiary will not, either directly or indirectly (and with or without Notice or the passage of time or both): (i) violate or conflict with its Organizational Documents; (ii) result in a breach of or default under any Contract to which it is a party or by which it is bound; or (iii) violate or conflict with any Law or Order to which it is subject.

     4.5 No Consent Required. Except as required by HSR, the execution, delivery and performance of this Agreement by each of Buyer and Subsidiary do not require any Notice to, filing with, Permit from or other Consent of any Governmental Authority or other Person.

     4.6 Broker's Fee. Neither Buyer nor Subsidiary has any Liability or obligation to pay any fees or commissions to any broker, finder or agent acting with respect to the transactions contemplated by this Agreement.

     4.7 SEC Reports; Financial Statements. Buyer has filed all required forms, reports and documents with the SEC since December 31, 1997, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports, and documents were filed. Buyer has heretofore made available to the Company, in the form filed with the SEC (including, any amendments thereto), (i) its Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998, (ii) all definitive proxy statements relating to Buyer's meetings of stockholders (whether annual or special) held since December 31, 1997 and (iii) all other reports or registration statements filed by Buyer with the SEC since December 31, 1997 (the "Buyer SEC Reports"). None of such Buyer SEC Reports, including, any financial statements or schedules included or incorporated by reference therein, contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the

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

circumstances under which they were made, not misleading. The consolidated financial statements of Buyer included in the Buyer SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in respect thereof and fairly present, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of Buyer and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Except as and to the extent disclosed in the Buyer SEC Reports, since December 31, 1998, there has not been any event, occurrence or development which does or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

     4.8 Information Supplied. None of the information supplied or to be supplied by Buyer or Subsidiary for inclusion or incorporation by reference in
(i) the S-4 will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement will, at the date mailed to shareholders of the Company and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event in respect of Buyer, its officers and directors, or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Proxy Statement, Buyer shall promptly so advise the Company and such event shall be so described, and any such amendment or supplement to the S-4 (which the Company shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

     4.9 Accounting Matters. Neither Buyer nor, to Buyer's Knowledge, any of its Affiliates, has taken or agreed to take any action or is aware of any fact or circumstance that would be reasonably likely to prevent the Merger from qualifying as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations.

                                   ARTICLE 5

                            EVENTS PRIOR TO CLOSING

     5.1  Conduct of Business. Pending Closing:

          (a) the Company shall conduct the Business only in the Ordinary Course of Business and with no less diligence and effort than would be applied in the absence of this Agreement, use its best efforts to maintain the Business intact and to preserve its goodwill and advantageous relationships with customers, distributors, employees, suppliers and other Persons having business dealings with the Business;

          (b) the Company shall not take any affirmative action that results in the occurrence of an event described in Section 3.23 or fail to take any reasonable action within its control that would avoid the occurrence of an event described in Section 3.23; and

          (c) the Company will not take any action that would prevent or impede the Merger from qualifying as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations.

     5.2 Preparation of the S-4 and the Proxy Statement. Buyer and the Company will, as promptly as practicable, jointly prepare the Proxy Statement in connection with the vote of the shareholders of the Company in respect of the Merger. Buyer will, as promptly as practicable, prepare and file with the SEC the S-4 in connection with the registration under the Securities Act of the shares of Buyer Common Stock issuable pursuant with the Merger. Buyer and the Company will, and will cause their accountants and lawyers to, use all reasonable best efforts to have or cause the S-4 declared effective as promptly as

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

practicable after filing with the SEC, including causing their accountants to deliver necessary or required instruments such as opinions, consents and certificates, and will take any other action required or necessary to be taken under federal or state securities Laws or otherwise in connection with the registration process (other than qualifying to do business in any jurisdiction which it is not now so qualified or to file a general consent to service of process in any jurisdiction). Buyer shall, as promptly as practicable after the receipt thereof, provide to the Company copies of any written comments and advise the Company of any oral comments, in respect of the S-4 received from the staff of the SEC. The Company will provide Buyer with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders at the earliest practicable date following effectiveness of the S-4.

     5.3  Letters of Accountants.

          (a) The Company shall use reasonable best efforts to cause to be delivered to Buyer a letter of Arthur Andersen LLP, the Company's independent auditors, dated a date within two business days before the date on which the S-4 shall become effective and addressed to Buyer, in form and substance reasonably satisfactory to Buyer and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

          (b) Buyer shall use reasonable best efforts to cause to be delivered to the Company a letter of Ernst & Young LLP, Buyer's independent auditors, dated a date within two business days before the date on which the S-4 shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

     5.4 Shareholder Meeting. The Company shall take all lawful action to (i) cause a special meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting on the approval and adoption of this Agreement and (ii) solicit proxies from its shareholders to obtain the Shareholder Approval. The Company board of directors shall recommend approval and adoption of this Agreement and the Merger by the Company's shareholders and, except as permitted by Section 5.9(b), shall not withdraw, amend, or modify in a manner adverse to Buyer such recommendation (or announce publicly its intention to do so). Notwithstanding the foregoing, regardless of whether the Company board of directors has withdrawn, amended or modified its recommendation that its shareholders approve and adopt this Agreement, unless this Agreement has been terminated pursuant to the provisions of Article 8, the Company shall be required to hold the Company Shareholder Meeting.

     5.5 Access to Information. Pending Closing, the Company shall (i) give Buyer and Subsidiary and their representatives (including counsel, financial advisors and accountants) access during normal business hours (but without unreasonable interference with operations) to the Facilities of the Company and to the Company's Books and Records and other documents and (ii) make the officers and employees of the Company available for questioning. The Company shall furnish Buyer and Subsidiary and their representatives with all information and copies of all documents concerning the Company, the Business and the Shares, Options and Warrant that Buyer and Subsidiary and their representatives reasonably request. Neither Buyer nor Subsidiary shall contact any of the Company's customers without the Company's prior permission, provided that the Company agrees to cooperate, if Buyer so requests, in arranging and participating in joint meetings with Company customers. The Company shall furnish to Buyer and Subsidiary at the earliest time they are available (i) such monthly financial statements and data routinely prepared by the Company (ii) at the earliest time they are available, such quarterly and annual financial statements routinely prepared by the Company.

     5.6 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto shall make an appropriate filing of any notification and report forms under HSR in respect of
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

the transactions contemplated hereby as promptly as practicable and in any event within ten business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant under HSR and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.6 necessary to cause the expiration or termination of the applicable waiting periods under HSR as soon as practicable.

          (b) Each of Buyer and the Company shall, in connection with the efforts referenced in Section 5.6(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under HSR, or any other antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, the Federal Trade Commission ("FTC"), the Antitrust Division of the U.S. Department of Justice ("DOJ") or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with FTC or DOJ or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

          (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 5.6(a) and (b), each of Buyer and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person in respect of the transactions contemplated hereby under any Law. In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any antitrust Law, each of Buyer and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section
     5.6 shall (i) limit a party's right to terminate this Agreement pursuant to
     Article 8 so long as such party has up to then complied in all material respects with its obligations under this Section 5.6, or (ii) require Buyer to dispose or hold separate any part of its or the Company's business or operations (or a combination of Buyer's and the Company's business or operations), or comply with any other material restriction affecting its business or operations.

          (d) The Company agrees that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated hereby, the Company will keep Buyer, and any counsel which Buyer may retain at its own expense, informed of the course of such litigation, to the extent Buyer is not otherwise a party thereto. The Company agrees that it will consult with Buyer prior to entering into any settlement or compromise of any such litigation, and that no such settlement or compromise will be entered into without Buyer's prior written consent, which consent shall not be unreasonably withheld.

     5.7 Other Filings. As promptly as practicable after the date of this Agreement, the Company shall give each Notice, make each filing and obtain each Permit or other Consent listed on Schedule 3.6, if any. To the extent that the cooperation of Buyer and Subsidiary is necessary or, in the Company's reasonable judgment, desirable, Buyer and Subsidiary shall cooperate with the Company in regard to all Notices, filings, Permits and other Consents listed on Schedule 3.6.

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

     5.8 Notice of Developments. Pending Closing, the Company shall promptly give Notice to Buyer and Subsidiary of: (i) any fact or circumstance of which the Company becomes aware that causes or constitutes an inaccuracy in or breach of any of the Company's representations and warranties in Article 3 on the date of this Agreement; (ii) any fact or circumstance of which the Company becomes aware that would cause or constitute an inaccuracy in or breach of any of the Company's representations and warranties in Article 5 if its representations and warranties were made on and as of the date of occurrence or discovery of the fact or circumstance; (iii) any breach of or default under Section 5.1 or any of the Company's other obligations in this Article 5; or (iv) the occurrence of any event that may make satisfaction of any of the conditions in Section 6.1 or 6.2 impossible or unlikely; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not cure such breach or non-compliance or limit or otherwise affect the rights, obligations or remedies available hereunder to Buyer and Subsidiary.

     5.9  Acquisition Proposals.

          (a) The Company will not, nor will it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Company to, directly or indirectly,
     (i) solicit, initiate or encourage the submission of any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information in respect of, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Company shall notify Buyer of any Acquisition Proposal (including the material terms and conditions thereof and the identity of the Person making it) as promptly as practicable after its receipt thereof, and shall provide Buyer with a copy of any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Buyer on a prompt basis of the status of any discussions or negotiations with such a third party, and any material changes to the terms and conditions of such Acquisition Proposal, and shall promptly give Buyer a copy of any information delivered to such Person which has not previously been reviewed by Buyer. Immediately after the execution and delivery of this Agreement, the Company will, and will use its reasonable best efforts to cause its affiliates and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents and representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore in respect of any possible Acquisition Proposal. The Company shall take all necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 5.9 of the obligations undertaken in this Section 5.9. "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 20% or more of the outstanding Shares or the filing of a registration statement under the Securities Act in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

          (b) The Company board of directors will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Buyer, its approval or recommendation of this Agreement or the Merger unless the Company board of directors, after consultation with independent legal counsel, determines in good faith that such action is necessary to avoid a breach by the Company board of directors of its fiduciary duties to the Company's shareholders under applicable Law. Nothing contained in this Section 5.9(b) shall prohibit the Company from making any disclosure to the Company's shareholders which, in the good faith reasonable judgment of the Company board of directors, after consultation with independent legal counsel, is required under applicable Law; provided, that except as otherwise permitted in this Section 5.9(b), the Company may not withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal. Notwithstanding anything contained in this Agreement to the contrary, any action by the Company board of directors permitted

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     by, and taken in accordance with, this Section 5.9(b) shall not constitute a breach of this Agreement by the Company. Nothing in this Section 5.9(b) shall (i) permit the Company to terminate this Agreement (except as provided in Article 8) or (ii) affect any other obligations of the Company under this Agreement.

     5.10 Public Announcements. Each of Buyer, Subsidiary and the Company will consult with one another before issuing any press release or otherwise making any public statements in respect of the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with the NYSE, as determined by Buyer, Subsidiary, or the Company, as the case may be.

     5.11 Tax-Free Reorganization Treatment. The parties hereto intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Each of the parties hereto shall use its reasonable best efforts to cause the Merger to so qualify. The Company and Buyer will provide or cause to be provided to Weil, Gotshal & Manges LLP and Johnson and Colmar all representation letters described in Section 6.2(f) and 6.3(c).

     5.12  Employee Matters.

          (a) Buyer will cause the Surviving Corporation to honor the obligations of the Company or any of its subsidiaries under the provisions of all Employee Benefit Plans and employee arrangements, subject to Buyer's right to amend or terminate any such benefit plan or employee arrangement in accordance with its terms. After the Effective Time, the employees of the Company will be eligible to participate in the Company's Employee Benefit Plans or, if so determined by Buyer, Buyer's applicable Employee Benefit Plans, as such plans may be in effect from time to time, and at Buyer's sole discretion, will become employees of Buyer. At the Buyer's sole discretion and with respect to each such employee of the Company, service with the Company or any of its subsidiaries may be counted for purposes of determining periods of eligibility to participate or to vest in benefits under any applicable Employee Benefit Plan of Buyer. At the Buyer's sole discretion, administrative functions, including but not limited to payroll processing, may be transferred to processors of the Buyer's choosing.

          (b) The Company shall, not less than five days prior to the scheduled Closing Date, terminate its 401(k) retirement plan, effective immediately prior to the Effective Time.

     5.13 Affiliate Letters. Section 5.13 of the Disclosure Schedule sets forth a list of all Persons who are, and all Persons who to the Company's knowledge will be at the Closing Date, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company will cause such list to be updated promptly through the Closing Date. Not later than 45 days prior to the date of the Company Shareholder Meeting, the Company shall cause its "affiliates" to deliver to Buyer a Company Affiliate Agreement substantially in the form attached as EXHIBIT D.

     5.14 Fees and Expenses. If the Merger is consummated, the Surviving Corporation shall pay the amounts due from the Company to SG Cowen Securities Corporation and shall also pay the legal and accounting fees and expenses of the Company in connection with the Merger (the total of which amounts shall not exceed $4,700,000). If the Merger is not consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses; provided, however, whether or not the Merger is consummated, (a) expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and the S-4 shall be shared equally by the Company and Buyer, (b) the filing fees required under the HSR shall be shared equally by the Company and Buyer and (c) if applicable, as provided in
Section 8.5. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, filing,

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printing and mailing of the Proxy Statement and the S-4 and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

     5.15 Listing of Stock. Buyer shall use its reasonable best efforts to cause the shares of Buyer Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE on or prior to the Closing Date, subject to official notice of issuance.

     5.16 Comdisco Release. As soon as practicable following the date of this Agreement, and in any event prior to the Closing Date, the Company shall (i) secure from Comdisco Ventures releases of all liens encumbering the intellectual property or other assets of the Company and reassignments to the Company of any rights in the intellectual property or other assets of the Company previously assigned by the Company to Comdisco Ventures and (ii) will file appropriate documents evidencing such releases and reassignments with the appropriate Governmental Authorities. Such releases and reassignments shall include a statement by Comdisco Ventures that it has not conferred any rights (including ownership or by license) in the intellectual property or other assets of the Company to any third party.

                                   ARTICLE 6

                             CONDITIONS TO CLOSING

     6.1 Conditions of Each Party. The respective obligations of each party to consummate the Merger and to take the other actions that they are respectively required to take at Closing are subject to the satisfaction or written waiver by each of the parties of each of the following conditions prior to or at Closing:

          (a) this Agreement and the Merger shall have received Shareholder Approval;

          (b) all applicable waiting periods under HSR shall have expired or otherwise been terminated;

          (c) since the date of this Agreement, no Suit shall have been initiated or Threatened that challenges or seeks damages or other relief in connection with the Merger or that could have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger;

          (d) the S-4 shall have been declared effective by the SEC and shall be effective at the Effective Time, and no stop order suspending effectiveness shall have been issued; no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing; and all necessary approvals under state securities Laws or the Securities Act or Exchange Act relating to the issuance or trading of the Buyer Common Stock shall have been received; and

          (e) the Buyer Common Stock required to be issued hereunder shall have been approved for listing on the NYSE, subject only to official notice of issuance.

     6.2 Conditions of Buyer and Subsidiary. The respective obligations of Buyer and Subsidiary to consummate the Merger and to take the other actions that they are respectively required to take at Closing are subject to the satisfaction of each of the following conditions prior to or at Closing:

          (a) the Company's representations and warranties in Article 3 shall be true in all material respects on the Closing Date as if they were made at and as of the Closing;

          (b) the Company shall have executed and delivered all of the documents and instruments that it is required to execute and deliver or enter into prior to or at Closing, and shall have performed, complied with, or satisfied in all material respects all of its other obligations, agreements and conditions under this Agreement that it is required to perform, comply with or satisfy prior to or at Closing;

          (c) each Permit or other Consent listed on Schedule 3.6, if any, shall have been obtained and is in full force;

          (d) the Company Legal Opinion has been rendered and delivered to Buyer;

          (e) holders of Shares representing no more than five percent of the outstanding Common Stock, assuming for such purpose conversion of all outstanding Preferred Stock, shall have exercised and not withdrawn, forfeited or otherwise permitted to lapse appraisal, dissenter's or similar rights under applicable Law with respect to their Shares in connection with the Merger;

          (f) Buyer and Subsidiary shall have received the opinion of Weil, Gotshal & Manges LLP, dated the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The issuance of such opinion shall be conditioned on the receipt by such tax counsel of representation letters from each of Buyer, Subsidiary and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect;

          (g) the Company shall have received and delivered to Buyer a letter from Arthur Andersen LLP dated as of the Closing Date, stating that the accounting of the Merger as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations is appropriate if the Merger is consummated as contemplated by this Agreement. Buyer shall have received a letter from Ernst & Young LLP, dated as of the Closing Date, stating that accounting of the Merger as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations is appropriate if the Merger is consummated as contemplated by this Agreement; and

          (h) the Warrant shall have been exercised, and the Company shall have issued 30,833 shares of Common Stock to the holder thereof.

     Buyer and Subsidiary may waive any condition specified in this Section 6.2 by a written waiver delivered to the Company at any time prior to or at Closing.

     6.3 Conditions of the Company. The obligation of the Company to consummate the Merger and to take the other actions that it is required to take at Closing is subject to the satisfaction of each of the following conditions prior to or at Closing:

          (a) the representations and warranties of Buyer and Subsidiary in
     Article 4 shall be true and correct in any material respects on the Closing Date as if they were made at and as of the Closing;

          (b) the Buyer Legal Opinion shall have been rendered and delivered to the Company;

          (c) the Company shall have received the opinion of Johnson and Colmar, dated the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The issuance of such opinion shall be conditioned on the receipt by such tax counsel of representation letters from each of Buyer, Subsidiary and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect; and

          (d) Buyer and Subsidiary shall have executed and delivered all of the documents and instruments that they are required to execute and deliver or enter into prior to or at Closing, and shall have performed, complied with or satisfied in all material respects all of their other obligations, agreements and conditions under this Agreement that they are required to perform, comply with or satisfy prior to or at Closing.

     The Company may waive any condition specified in this Section 6.3 by a written waiver delivered to Buyer and Subsidiary at any time prior to or at Closing.

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                                   ARTICLE 7

                    SURVIVAL OF REPRESENTATIONS, WARRANTIES,
                  COVENANTS AND AGREEMENTS; ESCROW PROVISIONS

     7.1  Survival of Representations, Warranties, Covenants and
Agreements. Notwithstanding any right of Buyer, Subsidiary or the Company (whether or not exercised) to investigate the affairs of Buyer, Subsidiary or the Company, each party shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other party contained in this Agreement or in any instrument required to be delivered hereunder; provided, however, that, except in the case of fraud (i.e., an intentional breach of a representation, warranty, covenant or agreement, but excluding any negligent or reckless breach), no reliance can be made on, or claim made in respect of, any representation, warranty, covenant or agreement specific compliance with which was waived in writing, including the waiver of any related closing condition contained in Article 6. The covenants and agreements of the Company, Buyer and Subsidiary contained in this Agreement or in any instrument delivered pursuant to this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time shall survive the Effective Time. The representations and warranties of the Company, Buyer and Subsidiary contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger and continue until the filing of Buyer's Annual Report on Form 10-K for the fiscal year ending December 31, 1999, except for the representations and warranties set forth in Sections 3.12, 3.15, 3.17, 3.19, 3.22, 3.24, 3.30, which shall continue until the first anniversary of the Closing Date (the "Expiration Date"). Each of the parties hereto agrees that, except for the representations and warranties contained in this Agreement, none of Buyer, Subsidiary or the Company has made any representations or warranties, and except for the representations and warranties contained in this Agreement, each of Buyer, Subsidiary and the Company acknowledges that no representations or warranties have been made by, and it has not relied upon any representations or warranties made by, any of the parties hereto or any of their respective officers, directors, employees, agents, financial and legal advisors or other representatives (collectively, "Representatives") with respect to this Agreement and the transactions contemplated hereby, and the documents and instruments referred to herein, notwithstanding the delivery or disclosure to such party or its Representatives of any documentation or other information with respect to any one or more of the foregoing. The inclusion of any entry on the Disclosure Schedule shall not constitute an admission by, or agreement of, the Company that such matter is material to the Company.

     7.2  Escrow Provisions.

          (a) Establishment of the Escrow Fund. "Escrow Amount" and "Escrow Fund" means the number of shares of Buyer Common Stock obtained by multiplying (i) the aggregate number of shares of Buyer Common Stock issuable by Buyer at the Effective Time to holders of Shares in accordance with Sections 2.4(c) by (ii) 5%. At the Effective Time, the Escrow Amount, without any act of any shareholder, will be deposited with Harris Trust and Savings Bank (the "Depositary Agent") (plus thereafter a proportionate share of any additional shares of Buyer Common Stock as may be issued upon any stock splits, stock dividends or recapitalizations effected by Buyer following the Effective Time). The Escrow Fund will be governed by the terms set forth herein and shall be maintained at Buyer's sole cost and expense. The portion of the Escrow Amount contributed on behalf of each Shareholder shall be in proportion to the aggregate number of shares of Buyer Common Stock to which such holder would otherwise be entitled under
     Section 2.4(c). For Tax purposes, the Escrow Fund shall be treated as owned by the Shareholders.

          (b) Recourse to the Escrow Fund. The Escrow Fund shall be available (and shall be the sole and exclusive remedy after the Effective Time) to compensate Buyer and the Surviving Corporation, and their respective officers, directors, employees, agents and affiliates, for any and all Losses (whether or not involving a Third Party Claim), incurred or sustained by Buyer or the Surviving Corporation, their respective officers, directors, employees, agents or affiliates, directly or indirectly, as a result of any inaccuracy or breach of any representation, warranty, covenant or agreement of the Company contained herein which survived the Effective Time in accordance with this Agreement;

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

     provided, however, that Buyer and the Surviving Corporation may not make any claims against the Escrow Fund unless the aggregate Losses incurred or sustained exceed $250,000 (at which such time claims may be made for all such Losses incurred or sustained in excess of such amount). The Shareholders shall not have any liability under this Agreement of any sort whatsoever in excess of the Escrow Fund. For purposes of this Agreement, "Losses" shall mean all losses, expenses (including reasonable attorneys' fees and expenses), damages, liabilities, fines, penalties, judgments, actions, claims and costs including any Tax imposed on any payment received from the Escrow Fund as well as Taxes resulting from the circumstances giving rise to the Loss.

          (c) Escrow Period; Distribution of Escrow Fund upon Termination of Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., Dallas Time, on the Expiration Date (the period of time from the Effective Time through and including the Expiration Date is referred to herein as the "Escrow Period"); and all shares of Buyer Common Stock remaining in the Escrow Fund shall be distributed as set forth in the last sentence of this Section 7.2(c); provided, however, that the Escrow Period shall not terminate with respect to such amount (or some portion thereof) that is necessary in the reasonable judgment of Buyer, subject to the objection of the Shareholder Representatives and the subsequent resolution of the matter in the manner as provided in Section 7.2(g) hereof, to satisfy any unsatisfied written claims under this Section 7.2 concerning facts and circumstances existing prior to the termination of such Escrow Period which claims are specified in any Officer's Certificate delivered to the Depositary Agent prior to termination of such Escrow Period. As soon as all such claims, if any, have been resolved, the Depositary Agent shall deliver to the Shareholders the remaining portion of the Escrow Fund not required to satisfy such claims. Deliveries of shares of Buyer Common Stock remaining in the Escrow Fund to the Shareholders pursuant to this Section 7.2(c) shall be made ratably in proportion to the respective contributions on their behalf to the Escrow Fund and Buyer shall use all its commercially reasonable efforts to have such shares delivered within five (5) business days of such resolution. In the case of any entitlement to a fractional share of Buyer Common Stock upon distribution, each such Shareholders shall receive in lieu thereof a cash payment equal
     (i) such fractional part of a share of Buyer Common Stock multiplied by
     (ii) the closing price on the NYSE (as reported in the New York City edition of the Wall Street Journal or, if not reported thereby, another nationally recognized source) for a share of Buyer Common Stock on the last trading day preceding such distribution date. Buyer shall make available to the Depositary Agent the funds necessary to make such payments in lieu of fractional shares, and in connection therewith, the Depositary Agent will deliver to Buyer the shares of Buyer Common Stock to which such payments relate.

          (d) Protection of Escrow Fund. The Depositary Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of Buyer and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof. Any shares of Buyer Common Stock, or other securities which, by their terms, are or may be exercisable, convertible or exchangeable for or into Buyer Common Stock, that are issued or distributed by Buyer ("New Shares") in respect of Buyer Common Stock in the Escrow Fund which have not been released from the Escrow Fund shall be added to the Escrow Fund. New Shares issued in respect of shares of Buyer Common Stock which have been released from the Escrow Fund shall not be added to the Escrow Fund, but shall be distributed to the record holders thereof. Cash dividends on Buyer Common Stock shall not be added to the Escrow Fund, but shall be distributed to the record holders of the Buyer Common Stock on the record date set for any such dividend. Each Shareholder shall have voting rights with respect to the shares of Buyer Common Stock contributed to the account of such Shareholder within the Escrow Fund (and on any voting securities added to the Escrow Fund in respect of such shares of Buyer Common Stock).

          (e) Claims Upon Escrow Fund. Upon receipt by the Depositary Agent, at any time on or before the last day of the Escrow Period, but in each case prior to the expiration of the survival period for the applicable representation, warranty, covenant or agreement as set forth in Section 7.1, of an

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     Officer's Certificate delivered by the Buyer: (A) stating that Buyer has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses, directly or indirectly, as a result of any inaccuracy or breach of any representation, warranty, covenant or agreement of the Company contained herein, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation or breach of warranty, agreement or covenant to which such item is related (including the specific provision breached), the Depositary Agent shall, subject to the provisions of Section 7.2(f) hereof, deliver to Buyer out of the Escrow Fund, as promptly as practicable, shares of Buyer Common Stock held in the Escrow Fund in an amount equal to such Losses. For the purposes of determining the number of shares of Buyer Common Stock to be delivered to Buyer out of the Escrow Fund pursuant to this Section 7.2(e), the shares of Buyer Common Stock shall be valued on a per share basis at the Average Buyer Stock Price.

          (f) Objections to Claims. At the time of delivery by Buyer of any Officer's Certificate to the Depositary Agent, a duplicate copy of such certificate shall be delivered to the Shareholder Representatives and for a period of thirty (30) days after such delivery, the Depositary Agent shall make no delivery to Buyer of any Escrow Amounts pursuant to Section 7.2(e) hereof unless the Depositary Agent shall have received written authorization from the Shareholder Representatives to make such delivery. After the expiration of such thirty (30) day period, the Depositary Agent shall make delivery of shares of Buyer Common Stock from the Escrow Fund in accordance with Section 7.2(e) hereof, provided that no such payment or delivery may be made if the Shareholder Representatives shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Depositary Agent prior to the expiration of such thirty (30) day period.

          (g) Resolution of Conflicts. In case the Shareholder Representatives shall object in writing to any claim or claims made in any Officer's Certificate, the Shareholder Representatives and Buyer shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Shareholder Representatives and Buyer should so agree, joint written instructions setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Depositary Agent. The Depositary Agent shall be entitled to rely on any such instructions and distribute shares of Buyer Common Stock from the Escrow Fund in accordance with the terms thereof. If no such agreement can be reached after good faith negotiation, either Buyer or the Shareholder Representatives may commence litigation or, upon written consent of Buyer and the Shareholder Representatives, binding arbitration to resolve the dispute.

     7.3  Shareholder Representatives; Power of Attorney.

          (a) Shareholder Representatives. In the event that the Merger is approved by the Shareholders, effective upon such vote, and without further act of any Shareholder, the Shareholder Representatives shall be appointed as agents and attorneys-in-fact, any two of which may take actions in such capacity without the joinder of the others, for each Shareholder (except such Shareholders, if any, as shall have perfected their dissenters' rights under Illinois Law), for and on behalf of Shareholders, to give and receive notices and communications, to authorize delivery to Buyer of shares of Buyer Common Stock from the Escrow Fund in satisfaction of claims by Buyer, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand litigation or arbitration and comply with orders and awards of courts and arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholder Representatives for the accomplishment of the foregoing. Such agency may be changed by the Shareholders from time to time upon not less than thirty (30) days prior written notice to Buyer; provided, however, that the Shareholder Representatives may not be removed unless holders of a two-thirds interest in the Escrow Fund agree to such removal and to the identity of the substituted shareholder representatives. Any vacancy in the position of Shareholder Representative shall be filled by John Patience. No bond shall be required of the Shareholder Representatives, and the Shareholder Representatives shall not receive
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     compensation for their services. Notices or communications to or from the
     Shareholder Representatives shall constitute notice to or from each of the Shareholders.

          (b) Exculpation. The Shareholder Representatives shall not be liable for any act done or omitted hereunder as Shareholder Representatives while acting in good faith and in the exercise of reasonable judgment.

          (c) Actions of the Shareholder Representatives. A decision, act, consent or instruction of any two of the Shareholder Representatives shall constitute a decision for all of the Shareholders for whom a portion of the Escrow Amount otherwise issuable to them are deposited in the Escrow Fund, and shall be final, binding and conclusive upon each of such Shareholders, and the Depositary Agent and Buyer may rely upon any such decision, act, consent or instruction of the Shareholder Representatives as being the decision, act, consent or instruction of every such shareholder of the Company. The Depositary Agent and Buyer are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholder Representatives.

     7.4 Third Party Claims. In the event Buyer or the Surviving Corporation receives written notice of a third-party claim (a "Third Party Claim") which Buyer reasonably expects may result in a demand against the Escrow Fund, Buyer shall provide the Shareholder Representatives with reasonably prompt written notice thereof. The Shareholder Representatives, as representative for the Shareholders, shall have the right to participate in or, by giving written notice to Buyer, to assume the defense of any Third Party Claim at the expense of the Escrow Fund and by counsel selected by the Shareholder Representatives (which counsel must be reasonably satisfactory to Buyer), and Buyer will cooperate in good faith (and shall be permitted to participate at Buyer's expense) in such defense; provided, however, that the Shareholder Representatives shall not be entitled to assume control of the defense of any Third Party Claim that (i) could reasonably be expected to have any impact on the ongoing operations or goodwill of the Surviving Corporation or Buyer or their intellectual property or (ii) could reasonably be expected to result in Losses in excess of the Escrow Fund. Buyer shall have the right in its sole discretion to settle any Third Party Claim contemplated by clause (i) or (ii) above; provided, however, that if Buyer settles any such Third Party Claim without the Shareholder Representatives' written consent (which consent shall not be unreasonably withheld or delayed), Buyer may not make a claim against the Escrow Fund with respect to the amount of Losses incurred by Buyer in such settlement unless the Shareholder Representatives unreasonably withheld or delayed such consent; provided, further, that the Shareholder Representatives may not settle any Third Party Claim without Buyer's written consent (which consent shall not be unreasonably withheld or delayed). In the event that the Shareholder Representatives have consented to any such settlement, the Shareholder Representatives shall have no power or authority to object under any provision of this Article 7 to the amount of any claim by Buyer against the Escrow Fund with respect to the amount of Losses incurred by Buyer in such settlement as consented to by the Shareholder Representatives.

     7.5  Depositary Agent's Duties.

          (a) Limitation on Duties of Depositary Agent. The Depositary Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions which the Depositary Agent may receive after the date of this Agreement which are signed by an officer of Buyer and the Shareholder Representatives, and may rely and shall be protected in relying or refraining from acting, in good faith, on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Depositary Agent shall not be liable for any act done or omitted hereunder as Depositary Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

          (b) Compliance with Orders. The Depositary Agent is hereby expressly authorized to comply with and obey orders of any court of law or Governmental Authority or regulatory authority, notwithstanding any notices, warnings or other communications from any party or any other Person to
                                      A-32
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     the contrary. In case the Depositary Agent obeys or complies with any such order, the Depositary Agent shall not be liable to any of the parties hereto or to any other Person by reason of such compliance, notwithstanding any such order being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction or proper authority.

          (c) Limitations on Liability of Depositary Agent. The Depositary Agent shall not be liable: in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder; or for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Depositary Agent.

          (d) Good Faith of Depositary Agent. In performing any duties under the Agreement, the Depositary Agent shall not be liable to any party for damages, losses or expenses, except for damages, losses or expenses attributable to the gross negligence or willful misconduct of the Depositary Agent. The Depositary Agent shall not incur any such liability for (i) any act or failure to act made or omitted in good faith, or (ii) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Depositary Agent shall in good faith believe to be genuine, nor will the Depositary Agent be liable or responsible for forgeries, fraud, impersonations or determining the scope of any representative authority. In addition, the Depositary Agent may consult with legal counsel in connection with the Depositary Agent's duties under this Agreement and shall be fully protected in any act taken, suffered or permitted by the Depositary Agent in good faith in accordance with the advice of counsel. The Depositary Agent is not responsible for determining and verifying the authority of any Person acting or purporting to act on behalf of any party to this Agreement.

          (e) Non-responsibility of Depositary Agent. If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Depositary Agent will not be required to determine the controversy or to take any action regarding it. The Depositary Agent may hold all documents and shares of Buyer Common Stock and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Depositary Agent's discretion, the Depositary Agent may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Depositary Agent will not be liable for any damages. Furthermore, the Depositary Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Depositary Agent is authorized to deposit with the clerk of the court all documents and shares of Buyer Common Stock held in escrow, except all costs, expenses, charges and reasonable attorneys' fees incurred by the Depositary Agent due to the interpleader action and which Buyer and the Shareholder Representatives, on behalf of the Shareholders, jointly and severally agree to pay. Upon initiating such action, the Depositary Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

          (f) Indemnification of Depositary Agent. Buyer agrees to indemnify and hold the Depositary Agent harmless against any and all Losses incurred by the Depositary Agent in connection with the performance of the Depositary Agent's duties under this Agreement, including but not limited to any litigation from this Agreement or involving its subject matter.

          (g) Resignation of Depositary Agent. The Depositary Agent may resign at any time upon giving at least thirty (30) days' written notice to the parties; provided, however, that no such resignation shall become effective until the appointment of a successor Depositary Agent which shall be accomplished as follows: the parties shall use their best efforts to mutually agree on a successor Depositary Agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor Depositary Agent within such time, the Depositary Agent shall have the right to appoint a successor Depositary Agent authorized to do business in the State of New York. The successor Depositary Agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers and duties of the predecessor Depositary Agent as if originally named as Depositary Agent. Upon such succession, the original Depositary Agent shall be discharged from any further duties and liability under this Agreement.

          (h) Fees. All fees of the Depositary Agent for performance of its duties hereunder shall be paid by Buyer. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Depositary Agent renders any service not provided for in this Agreement, or if the parties request a substantial modification of its terms, or if any controversy arises, or if the Depositary Agent is made a party to, or intervenes in, any action or proceeding pertaining to the Escrow Fund or its subject matter, the Depositary Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorneys' fees and expenses occasioned by such default, delay, controversy or action or proceeding.

                                   ARTICLE 8

                       TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Shareholder Approval, by mutual written consent of the Company and Buyer by action of their respective boards of directors.

     8.2 Termination by Either Buyer or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Buyer or the Company if:

          (a) the Merger shall not have been consummated by December 31, 1999, whether such date is before or after the date of the Shareholder Approval (the "Termination Date"); provided, however, that if any condition of Closing set forth in Section 6.1 that remains reasonably capable of satisfaction has not been fulfilled or waived prior to December 31, 1999, the Termination Date shall be automatically extended to February 28, 2000;

          (b) the Shareholder Approval shall not have been obtained at the Company Shareholder Meeting or at any adjournment or postponement thereof; or

          (c) any Law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the Shareholder Approval);

     provided, however, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

     8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Shareholder Approval, by action of the Company board of directors if:

          (a) there is a breach by Buyer or Subsidiary of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 6.3(a) or 6.3(b) to be incapable of being satisfied as of the Termination Date; or

          (b) the actual Average Buyer Stock Price (determined without regard to clause (i) of the proviso to such definition (the "Minimum Price Proviso")) is less than the Minimum Average Buyer Stock Price and the Company gives written notice to Buyer during the 24 hour period following the calculation of the Average Buyer Stock (a "Company Termination Notice") that the Company elects to terminate this Agreement; provided, however, that Buyer shall have the right during the 24 hour period following receipt of a Company Termination Notice to give written notice to the Company (the "Top-Up Notice") that Buyer elects to waive the application of the Minimum Price Proviso in the calculation of the Average Buyer Stock Price, in which case the Minimum Price Proviso shall be disregarded in the calculation of the Average Buyer Stock Price for all purposes under this Agreement. Upon delivery of the Top-Up Notice, the Company Termination Notice shall be null and void.

     8.4 Termination by Buyer. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Buyer, if:

          (a) there is a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 6.2(a) or 6.2(b) to be incapable of being satisfied as of the Termination Date;

          (b) the actual Average Buyer Stock Price (determined without regard to clause (ii) of the proviso to such definition (the "Maximum Price Proviso")) is greater than the Maximum Average Buyer Stock Price and Buyer gives written notice to the Company during the 24 hour period following the calculation of the Average Buyer Stock (a "Buyer Termination Notice") that Buyer elects to terminate this Agreement; provided, however, that the Company shall have the right during the 24 hour period following receipt of a Buyer Termination Notice to give written notice to Buyer (the "Reduction Notice") that the Company elects to waive the application of the Maximum Price Proviso in the calculation of the Average Buyer Stock Price, in which case the Maximum Price Proviso shall be disregarded in the calculation of the Average Buyer Stock Price for all purposes under this Agreement. Upon delivery of the Reduction Notice, the Buyer Termination Notice shall be null and void; or

          (c) the condition regarding appraisal rights set forth in Section 6.2(e) is not satisfied.

     8.5  Effect of Termination and Abandonment.

          (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 8, this Agreement (other than this Section 8.5, Section 5.14 and Article 9) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors, or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement.

          (b) In the event that within 12 months of the termination of this Agreement pursuant to Section 8.2(a), 8.2(b), 8.4(a) or 8.4(b) any Acquisition Proposal by a third party is entered into, agreed to or consummated by the Company, then the Company shall pay Buyer a termination fee of $6,000,000, in same-day funds, on the earlier of the date an agreement is entered into in respect of an Acquisition Proposal or an Acquisition Proposal is consummated.

          (c) The Company acknowledges that the agreements contained in Section 8.5(b) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, Buyer and Subsidiary would not have entered into this Agreement. If the Company fails to promptly pay the amount due pursuant to Section 8.5(b), and, in order to obtain such payment, Buyer commences a suit which results in a judgment against the Company for the fee set forth in this Section 8.5, the Company shall pay to Buyer its costs and expenses (including attorneys' fees) in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate of Bank of America, N.A., in effect from time to time during such period plus two percent.

     8.6 Amendment. This Agreement may be amended by action taken by the Company, Buyer and Subsidiary at any time before or after Shareholder Approval, but after any such approval, no amendment shall be made which changes the amount or form of the Merger Consideration. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

     8.7 Extension; Waiver. At any time prior to the Effective Time, each party hereto (for these purposes, Buyer and Subsidiary shall together be deemed one party and the Company shall be deemed the other party) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE 9

                                 MISCELLANEOUS

     9.1 Confidentiality. Pending Closing, the agreement executed by the Parties on July 26, 1999, concerning confidentiality shall remain in full force and effect.

     9.2 Notices. All Notices under this Agreement shall be in writing and sent by certified or registered mail, overnight messenger service, telecopier or personal delivery, as follows:

          (a) if to the Company, to:

              Power Trends, Inc.
              27715 Diehl Road
              Warrenville, Illinois 60555
              Attention: Mr. G. Russell Ashdown
              President and Chief Executive Officer
              Telecopier: (630) 393-6778

              with a copy to:

              Johnson and Colmar
              300 South Wacker Drive
              Suite 1000
              Chicago, Illinois 60606
              Attention: Michael Bonn
              Telecopier: (312) 922-9283

          (b) if to Buyer and Subsidiary, to:

              Texas Instruments Incorporated
              7839 Churchill Way, M/S 3995
              Dallas, Texas 75251
                   -- or --
              P.O. Box 650311, M/S 3995
              Dallas, Texas 75265
              Attention: Charles D. Tobin
              Telecopier: (972) 917-3804

              with copies to:

              Texas Instruments Incorporated
              8505 Forest Lane, M/S 8658
              Dallas, Texas 75243
                   -- or --
              P.O. Box 660199, M/S 8658
              Dallas, Texas 75266
              Attention: Richard J. Agnich
              Telecopier: (972) 480-5061
            and

            Weil, Gotshal & Manges LLP
            100 Crescent Court, Suite 1300
            Dallas, Texas 75201-6950
            Attention: R. Scott Cohen
            Telecopier: (214) 746-7777

        (c) if to the Shareholder Representatives, to:

            Mr. William N. Sick, Jr.
            565 North Sheridan Road
            Winnetka, Illinois 60093
            Telecopier: (847) 501-5108

            with a copy to:

            Johnson and Colmar
            300 South Wacker Drive
            Suite 1000
            Chicago, Illinois 60606
            Attention: Michael Bonn
            Telecopier: (312) 922-9283

     All Notices sent by certified or registered mail shall be considered to have been given three business days after being deposited in the mail. All Notices sent by overnight courier service, telecopier or personal delivery shall be considered to have been given when actually received by the intended recipient. A Party or the Shareholder Representatives may change its or their address for purposes of this Agreement by Notice in accordance with this Section 9.2.

     9.3 Further Assurances. Each Party agrees (i) to furnish upon request to the other Party such further information, (ii) to execute and deliver to the other Party such other documents and (iii) to do such other acts and things, as the other Party reasonably requests for the purpose of carrying out the intent of this Agreement and the documents and instruments referred to in this Agreement.

     9.4 Entire Agreement. This Agreement supersedes all prior agreements between the Parties with respect to its subject matter and constitutes (together with the Disclosure Schedule and the Parties' Closing Documents) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended except by a written agreement signed by the Party to be charged with the amendment.

     9.5 Assignment. No Party may assign any of its rights under this Agreement without the prior written consent of the other Party or Parties.

     9.6 No Third Party Beneficiaries. Nothing in this Agreement shall be considered to give any Person other than the Parties any legal or equitable right, claim or remedy under or in respect of this Agreement or any provision of this Agreement. This Agreement and all of its provisions are for the sole and exclusive benefit of the Parties and their respective successors and permitted assigns.

     9.7 Severability. If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement which is held invalid or unenforceable only in part shall remain in full force and effect to the extent not held invalid or unenforceable.

     9.8 Captions. The captions of articles and sections of this Agreement are for convenience only and shall not affect this the construction or interpretation of this Agreement.

     9.9 Construction. All references in this Agreement to "Section" or "Sections" refer to the corresponding section or sections of this Agreement. All words used in this Agreement shall be construed to be of the appropriate gender or number as the context requires. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

     9.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original copy of this Agreement and all of which, when taken together, shall be considered to constitute one and the same agreement.

     9.11 Governing Law. This Agreement shall be governed by the Laws of the State of Illinois without regard to conflicts of laws principles.

     9.12 Binding Effect. This Agreement shall apply to, be binding in all respects upon and inure to the benefit of Parties and their respective successors and permitted assigns.

     In witness, the Parties have executed this Agreement.

                                            POWER TRENDS, INC.

                                            By:  /s/ WILLIAM N. SICK, JR.
                                              ----------------------------------
                                                Name: William N. Sick, Jr.
                                                Title:  Chairman of the Board

                                            TEXAS INSTRUMENTS INCORPORATED

                                            By:   /s/ DELBERT A. WHITAKER
                                              ----------------------------------
                                                Name: Delbert A. Whitaker
                                                Title:  Senior Vice President

                                            POWER ACQUISITION CORP.

                                            By:   /s/ DELBERT A. WHITAKER
                                              ----------------------------------
                                               Name: Delbert A. Whitaker
                                               Title:  President

This Agreement is countersigned by the undersigned Depositary Agent as of the date first above written to acknowledge and agree to the provisions of Article 7 that pertain to the Depositary Agent.

HARRIS TRUST AND SAVINGS BANK,
as Depositary Agent

By:       /s/ D.G. DONOVAN
    --------------------------------
    Name: D.G. Donovan
    Title:  Assistant Vice President

                                    ANNEX I

                                  DEFINITIONS

     Accounts Receivable means accounts receivable, trade receivables, notes receivable and other receivables of the Business.

     Acquisition Proposal is defined in Section 5.9(a).

     Affiliate means, in respect of any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the first Person. As used in this definition, "control" means the direct or indirect possession of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise requires, any reference to an "Affiliate" is a reference to an Affiliate of the Company.

     APB 16 means Accounting Principles Bulletin No. 16.

     Articles of Incorporation means the Company's articles of incorporation, as amended to date.

     Articles of Merger is defined in Section 2.3(a).

     Assumed Stock Option is defined in Section 2.5(n).

     Authorized Officer means a corporate officer of a corporation who is duly authorized to perform the specified action.

     Average Buyer Stock Price is defined in Section 2.4(c).

     Books and Records means books, records, ledgers, files, documents, correspondence, lists, reports, creative materials, advertising and promotional materials and other printed or written materials.

     Business means the Company's business of manufacturing and selling integrated switching regulators and DC-to-DC converters with a focus on on-board modular power solutions.

     Buyer means Texas Instruments Incorporated, a Delaware corporation with its principal executive offices located at 8505 Forest Lane, Dallas, Texas 75243.

     Buyer Common Stock is defined in the Background Section B.

     Buyer Legal Opinion is defined in Section 2.3(c)(3).

     Buyer SEC Reports is defined in Section 4.7.

     Buyer Termination Notice is defined in Section 8.4(b).

     Certificates is defined in Section 2.5(b).

     Cleanup Liability means any Liability under any Environmental Law for corrective action, including any investigation, cleanup, removal, containment or other remedial or response action or activity of the type covered by the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

     Closing is defined in Section 2.2.

     Closing Date means the date that Closing occurs.

     Closing Documents means, in respect of a Party, the documents, instruments and agreements that it is required to deliver or enter into at Closing pursuant to the terms of this Agreement.

     Common Stock means the Company's common stock, no par value per share.

     Company means Power Trends, Inc., an Illinois corporation with its principal executive offices located at 27715 Diehl Road, Warrenville, Illinois 60555, and, with respect to the representations and warranties contained in
Article 3, shall include the Foreign Sales Corporation.

     Company Affiliate Agreement is defined in Section 5.13.

     Company Legal Opinion is defined in Section 2.3(b)(3).

     Company Option Plans is defined in Section 2.5(n).

     Company Shareholder Meeting is defined in Section 5.4.

     Company Stock Option is defined in Section 2.5(n).

     Company Termination Notice is defined in Section 8.3(b).

     Consent means any approval, consent, ratification, waiver or other authorization (including any Permit).

     Contract means any legally binding contract, agreement, obligation, promise or undertaking (whether written or oral, and whether express or implied).

     Corporate Governance Agreement means (i) the 1989 Purchase Agreement, 1990 Purchase Agreement, 1991 Purchase Agreement, 1993 Purchase Agreement or 1994 Purchase Agreement (as those terms are defined in Part 12 of Article Four of the Company's Articles of Incorporation), (ii) the Registration Agreement or Put Agreement (as those terms are similarly defined), (iii) any restricted stock agreement pursuant to which the Company has issued and sold any shares of Preferred or Common Stock, or (iv) any other Contract to which the Company and one or more Shareholders are parties which restricts the transfer of any shares of Preferred or Common Stock, grants any Person a right of first refusal to purchase any shares of Preferred or Common Stock, or regulates the voting of any shares of Preferred or Common Stock.

     Default means, in respect of a Contract, a breach or violation of or default under the Contract, or the occurrence of an event which with notice or the passage of time (or both) would constitute a breach, violation or default or permit termination, modification or acceleration of the Contract.

     Defect is defined in Section 3.31(b).

     Depositary Agent is defined in Section 7.2(a).

     Disclosure Schedule means the disclosure schedule that the Company has delivered to Buyer concurrently with the execution of this Agreement by the Parties.

     Dissenting Shares is defined in Section 2.5(m).

     Dissenting Shareholders is defined in Section 2.5(m).

     DOJ is defined in Section 5.6(b).

     Effective Time is defined in Section 2.4(a).

     Employee Benefit Plan means (i) an "employee pension plan" as defined in sec. 3(2) of ERISA, (ii) an "employee welfare benefit plan" as defined in sec. 3(1) of ERISA or (iii) any other employee benefit or fringe benefit plan or program, whether established by Law, a written agreement or other instrument, or custom or informal understanding.

     Environmental Laws means, in respect of a Facility or other Real Property, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and Resource Conservation and Recovery Act of 1976, and all other applicable Laws and Orders relating to or imposing Liability or standards of conduct for the use, handling, generation, manufacturing, distribution, processing, collection, transportation, transfer, storage, treatment, disposal, cleanup, or Release of Hazardous Materials.

     Environmental Liability means any Cleanup Liability or any other Liability under any Environmental Law or Occupational Safety and Health Law, including any Liability arising from a Release of Hazardous Materials at, on, in or under any Facility or other Real Property.

     Equipment means machinery, equipment, spare parts, furniture, fixtures and other items of tangible personal property of any type or kind used, held for use or useful in the conduct of the Business (but not including Inventories or Leasehold Improvements).

     Equipment Lease means a Contract for the lease of Equipment or for the purchase of Equipment under a conditional sales or title retention agreement.

     ERISA means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations issued by the Internal Revenue Service and Department of Labor.

     Escrow Amount is defined in Section 7.2(a).

     Escrow Fund is defined in Section 7.2(a).

     Escrow Period is defined in Section 7.2(c).

     Exchange Act means the Securities Exchange Act of 1934, as amended, and the related rules and regulations issued by the SEC thereunder.

     Exchange Agent is defined in Section 2.5(a).

     Exchange Fund is defined in Section 2.5(a).

     Exchange Ratio is defined in Section 2.4(c).

     Expiration Date is defined in Section 7.1.

     Facility means any office, manufacturing facility, warehouse or other location or site that the Company currently owns, leases, operates, occupies or uses, or that it formerly owned, leased, operated, occupied or used, in the conduct of the Business.

     Facility Lease means a lease of or other right to operate, occupy or use a Facility that the Company or any of its subsidiaries or Affiliates currently leases, operates, occupies or uses in connection with the conduct of the Business.

     Financial Statements means the Company's audited financial statements, together with the notes thereto, for the years ended June 30, 1999, 1998 and 1997.

     Foreign Sales Corporation means Power Trends Foreign Sales Corporation, a corporation organized under the laws of Barbados.

     Former Facility Lease means a lease of or other right to operate, occupy or use a Facility that the Company or any of its current or former subsidiaries or Affiliates or predecessors-in-interest formerly leased, operated, occupied or used in connection with the conduct of the Business or prior operations.

     FTC is defined in Section 5.6(b).

     GAAP means United States generally accepted accounting principles, applied on a consistent basis.

     Governmental Authority means (i) any federal, state, provincial, local, municipal, foreign or other government and (ii) any governmental or quasi-governmental body of any kind (including any administrative or regulatory agency, department, branch, commission or other entity).

     Hazardous Activity means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment or use of Hazardous Materials.

     Hazardous Materials means any waste or other substance of any kind that is or was listed, defined, designated or classified under any Law or Order as hazardous, radioactive or toxic or as a pollutant or contaminant.

     HSR means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Illinois Business Corporation Act means the Illinois Business Corporation Act of 1983, as amended.

     Internal Revenue Code means the U.S. Internal Revenue Code of 1986, as amended.

     June 30 Balance Sheet means the Company's balance sheet as of June 30, 1999 included in the Financial Statements.

     Knowledge means, in respect of the Company or Buyer, the actual awareness by an officer of the Company or Buyer, as the case may be, of a particular fact or other specified matter.

     Law means any law, ordinance, code, regulation, rule, guideline or policy of any Governmental Authority or any principle or rule of common law.

     Leasehold Improvements means depreciable or amortizable improvements made by (or on behalf of) the tenant under a Facility Lease which belong to the tenant and not to the landlord.

     Liability means any liability or obligation, whether known or unknown, absolute or contingent, liquidated or unliquidated, or due or to become due.

     Lien means any lien, security interest, claim, community property interest, equitable interest, option, pledge, right of first refusal or other encumbrance or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

     Losses is defined in Section 7.2(b).

     Marks means trade marks, service marks, trade names, assumed names, brand names and logotypes (including translations, adaptations, derivations and combinations) and related applications, registrations and renewals.

     Material Adverse Effect means a material adverse effect on the business, operations, financial position or assets of the Company taken as a whole.

     Maximum Average Buyer Stock Price is defined in Section 2.4(c)(2).

     Maximum Price Proviso is defined in Section 8.4(b).

     Merger is defined in Section 2.1.

     Merger Consideration is defined in Section 2.4(c).

     Minimum Average Buyer Stock Price is defined in Section 2.4(c).

     Minimum Price Proviso is defined in Section 8.3(b).

     New Shares is defined in Section 7.2(d).

     Notice means any notice, demand, charge, complaint or other communication from any Person.

     Notices is defined in Section 3.31(a).

     NYSE is defined in Section 2.4(c).

     Occupational Safety and Health Laws means the Occupational Safety and Health Act of 1970, as amended, and all other applicable Laws and Orders intended to provide safe and healthful working conditions and to reduce occupational safety and health hazards.

     Officer's Certificate means a certificate signed by an Authorized Officer whose responsibilities extend to the subject matter of the certificate.

     Option means an option to purchase shares of Common Stock granted under the Company's Long-Term Incentive Plan.

     Order means any order, judgment, decree, ruling, consent decree, settlement agreement, stipulation, injunction or subpoena entered or issued by any court, Governmental Authority or arbitrator.

     Ordinary Course of Business means, in respect of the Company, an action taken by it which (i) is consistent with its past practices and is taken in the ordinary course of the normal day-to-day operations and (ii) is not required by applicable Law or its Organizational Documents to be authorized by its board of directors.

     Organizational Documents means the certificate or articles of incorporation and by-laws of a corporation, each as amended to date.

     Party means both Buyer and Subsidiary (or either one of them, as the context requires) or the Company, and Parties means all of them.

     Patents means patents, patent applications and patent disclosures and related reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations.

     Permit means any approval, consent, license, permit, registration, certificate, waiver, confirmation or other authorization issued, granted or otherwise made available by any Governmental Authority.

     Person means any individual, corporation, general or limited partnership, limited liability company, joint venture, association, organization, estate, trust or other entity or any Governmental Authority.

     Plan of Merger is defined in Section 2.3(a).

     Preferred Stock means the Company's preferred stock.

     Product is defined in Section 3.31(b).

     Proprietary Information means trade secrets and proprietary or confidential business information, including: (i) ideas, formulas, discoveries and inventions (whether patentable or unpatentable, and whether or not reduced to practice),
(ii) know-how, and (iii) computer source codes, programs, software and documentation (other than those that are commercially available).

     Proxy Statement is defined in Section 3.33.

     Real Property means land or an interest in land (other than an interest in a Facility Lease).

     Recalls is defined in Section 3.31(a).

     Reduction Notice is defined in Section 8.4(b).

     Related Party means, in respect of the Company, (i) any Affiliate of the Company or (ii) any Person for which any officer or director of the Company is serving as an officer, director, partner, manager, executor, trustee or in a similar capacity or in which any officer or director of the Company has an equity, beneficial or other financial interest.

     Release means a spill, leak, emission, discharge, deposit, dumping or other release into the environment, whether intentional or unintentional.

     Representatives is defined in Section 7.1.

     S-4 is defined in Section 3.33.

     SEC means the Securities and Exchange Commission.

     Securities Act means the Securities Act of 1933, as amended, and the related rules and regulations issued by the SEC thereunder.

     Schedule means a schedule contained in the Disclosure Schedule (including a subschedule of any such schedule).

     Shareholder means a Person who is the owner of record of one or more Shares as of Closing.

     Shareholder Approval means the adoption of this Agreement and approval of the Merger by the affirmative approval of the holders of (i) Common Stock representing two-thirds of the votes that may be cast by the holders of all outstanding Common Stock (voting as a single class) and (ii) a majority of the outstanding Preferred Stock (voting as a single class), in each case as of the record date set for such action.

     Shareholder Representatives means William N. Sick, Jr., James E. Forrest, and Lloyd D. Ruth.

     Shares means shares of Preferred Stock or Common Stock, or both.

     Subsidiary means Power Acquisition Corp., an Illinois corporation and wholly owned subsidiary of Buyer.

     Suit means any action, suit, proceeding, arbitration, audit, hearing or investigation (whether civil, criminal, administrative or investigative in nature, and whether formal or informal) by, before or in any court, Governmental Authority or arbitrator.

     Surviving Corporation is defined in Section 2.1.

     Systems is defined in Section 3.30(f).

     Takeover Statutes is defined in Section 3.32.

     Tax means any federal, state, provincial, local, municipal or foreign tax, charge, fee, levy, or similar assessment or liability, including without limitation, income, franchise, gross receipts, capital stock, profits, withholding, social security, unemployment, real property, personal property, stamp, excise, occupation, sales, use, transfer, value added, estimated or other tax (including any related interest, fines, penalties and additions), whether disputed or not, and any transferee liability in respect of Taxes, any liability in respect of Taxes imposed by contract, Tax sharing agreement, Tax reimbursement agreement, or any similar agreement.

     Tax Return means any return (including any information return), report, statement, form or other document required to be filed with or submitted to any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

     Termination Date is defined in Section 8.2(a).

     Third Party Claim is defined in Section 7.4.

     Threatened means, in respect of a Suit, that Notice has been given, or an other event has occurred or any other circumstance exists, that would lead a prudent individual to conclude that the Suit is likely to be initiated or otherwise pursued in the future.

     Top-Up Notice is defined in Section 8.3(b).

     Voting Agreement is defined in the Background Section D.

     Warrant is defined in Section 2.5(o).

                          EXHIBITS TO MERGER AGREEMENT

     Exhibit A -- Voting Agreement -- Attached hereto as Annex B

     Exhibits B-1, B-2, B-3, B-4, B-5 and B-6 -- Forms of Employment Agreements -- Not Included

     Exhibit C -- Amended and Restated Articles of Incorporation of Power Trends, Inc. -- Attached hereto as Annex D

     Exhibit D -- Form of Company Affiliate Letter to Buyer -- Not Included

                                                                         ANNEX B

                                VOTING AGREEMENT

     In consideration of Texas Instruments Incorporated, a Delaware corporation ("Buyer"), Power Acquisition Corp., an Illinois corporation ("Subsidiary"), and Power Trends, Inc., an Illinois corporation (the "Company"), entering into on the date hereof a Merger Agreement, dated as of the date hereof (the "Merger Agreement"), pursuant to which Subsidiary, upon the terms and subject to the conditions thereof, will merge with and into the Company (the "Merger"), and each outstanding share of Common Stock and Preferred Stock (as such terms are defined in the Merger Agreement) (collectively, the "Company Capital Stock") will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement, each of the undersigned holders (each, a "Shareholder") of shares of Company Capital Stock agrees with each of Buyer, Subsidiary and the Company as follows:

     1. During the period (the "Agreement Period") beginning on the date hereof and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) 90 days after the termination of the Merger Agreement in accordance with Section 8.4(a), if the termination resulted from a breach of a covenant or agreement by the Company, or Section 8.4(c), and (iii) the date of the termination of the Merger Agreement for any other reason, each Shareholder hereby agrees to vote the shares of Company Capital Stock set forth opposite its name in SCHEDULE A hereto (the "Schedule A Securities") to approve and adopt the Merger Agreement and the Merger (provided that the Shareholder shall not be required to vote in favor of the Merger Agreement or the Merger if the Merger Agreement has, without the consent of the Shareholder, been amended in any manner that is material and adverse to such Shareholder) and any actions directly and reasonably related thereto at any meeting or meetings of the shareholders of the Company, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, or such other actions, are submitted for the consideration and vote of the shareholders of the Company so long as such meeting is held (including any adjournment thereof) or written consent adopted prior to the termination of the Agreement Period.

     2. During the Agreement Period, each Shareholder hereby agrees that such Shareholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Schedule A Securities in any manner inconsistent with the obligations of such Shareholder under this Agreement or take any other action that is inconsistent with the obligations of such Shareholder under this Agreement, including any action that would prevent, or materially delay the consummation of, the transactions contemplated by the Merger Agreement.

     3. During the Agreement Period, each Shareholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined in the Merger Agreement) or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist, facilitate or encourage, any person that the Shareholder reasonably believes may be considering making, or has made, an Acquisition Proposal.

     4. Prior to the record date set for the Company Shareholder Meeting (as defined in the Merger Agreement), each of Marquette Venture Partners, L.P. and Wind Point Partners, L.P. agree to convert a sufficient number of shares of Preferred Stock owned by them into Common Stock so as to assure the requisite approvals of the Merger by the holders of the Common Stock and Preferred Stock, respectively.

     5. Each Shareholder hereby represents and warrants to Buyer and Subsidiary that as of the date hereof:

          (a) Such Shareholder (i) owns beneficially all of the shares of Company Capital Stock set forth opposite the Shareholder's name in SCHEDULE A hereto, (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver this Voting Agreement without the consent or approval of any other person, and (iii) has not entered into any voting agreement or other similar agreement with or granted any person any proxy (revocable or irrevocable) in respect of such shares (other than this Voting Agreement).

          (b) This Voting Agreement is the valid and binding agreement of such Shareholder.

          (c) No investment banker, broker or finder is entitled to a commission or fee from such Shareholder or the Company in respect of this Voting Agreement based upon any arrangement or agreement made by or on behalf of the Shareholder.

     6. If any provision of this Voting Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining provisions of this Voting Agreement.

     7. This Voting Agreement may be executed in two or more counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

     8. The parties hereto agree that if, for any reason, any party hereto shall have failed to perform its obligations under this Voting Agreement, then the party seeking to enforce this Voting Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Voting Agreement.

     9. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

     10. Each Shareholder will, upon request, execute and deliver any additional documents deemed by Buyer to be reasonably necessary or desirable to complete and effectuate the covenants contained herein.

     11. This Agreement shall terminate upon the termination of the Agreement Period.

     12. No Shareholder shall sell, assign, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding in respect of the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Schedule A Securities during the term of this Agreement unless such Shareholder first provides written notice thereof to Buyer and obtains a written agreement of the proposed transferee to be bound by the terms of this Agreement.

     13. Each Shareholder agrees not to exercise any rights (including, without limitation, under Section 5/11.70 of the Illinois Business Corporation Act) to demand appraisal of any Schedule A Securities which may arise in respect of the Merger.

     14. Buyer, Subsidiary and the Company understand and agree that this Agreement pertains only to each Shareholder and not to any of its affiliates, if any, or advisers.

     15. Buyer, Subsidiary and the Company severally, but not jointly, represent and warrant to each Shareholder that there is no agreement, understanding or commitment, written or oral, to pay any consideration directly or indirectly in connection with the Merger or otherwise to or for the benefit of any holder of Company Capital Stock or options thereon other than as set forth in the Merger Agreement (except, in the case of directors, employees, agents, customers, suppliers or contractors of the Company who are also holders, such consideration as is payable by the Company in the ordinary course of business, and except for amounts payable to officers, directors or employees in connection with or pursuant to any options or option, stock purchase, stock ownership or other employee benefit plans).

     16. Neither Buyer, Subsidiary nor the Company will enter into any agreement with any other shareholder of the Company having a purpose or effect substantially similar to that of this Voting Agreement on financial terms (in respect of such other stockholder) more favorable than the terms of this Voting Agreement.

     17. Any Shareholder who is also a director of the Company will not, by execution of this Agreement, be precluded from exercising his fiduciary duties under applicable Law in his capacity as a director with respect to the Company.

     18. Nothing contained in this Voting Agreement shall be deemed to vest in Buyer, Subsidiary or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Schedule A Securities. All rights, ownership and economic benefits of and relating to the Schedule A Securities shall remain and belong to the applicable Shareholder and neither Buyer, Subsidiary nor the Company shall have any power or authority to direct any Shareholder in the voting of any Schedule A Securities or the performance by any Shareholder of its duties or responsibilities as a shareholder of the Company, except as otherwise provided herein.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of September 29, 1999.

                                            TEXAS INSTRUMENTS INCORPORATED

                                            By:   /s/ DELBERT A. WHITAKER
                                              ----------------------------------
                                                Name: Delbert A. Whitaker
                                                Title: Senior Vice President

                                            POWER ACQUISITION CORP.

                                            By:   /s/ DELBERT A. WHITAKER
                                              ----------------------------------
                                                Name: Delbert A. Whitaker
                                                Title: President

                                            POWER TRENDS, INC.

                                            By:  /s/ WILLIAM N. SICK, JR.
                                              ----------------------------------
                                                Name: William N. Sick, Jr.
                                                Title: Chairman of the Board

                                            MARQUETTE VENTURE PARTNERS, L.P.

                                            By: Marquette Venture Associates,
                                                L.P.,
                                                its General Partner

                                              By: Marquette Management Partners,
                                                  its General Partner
                                              By:    /s/ LLOYD D. RUTH
                                               ---------------------------------
                                                  Name: Lloyd D. Ruth
                                                  Title: General Partner

                                            WIND POINT PARTNERS, L.P.

                                            By:    /s/ JAMES E. FORREST
                                              ----------------------------------
                                                Name: James E. Forrest
                                                Title: General Partner

                                                /s/ WILLIAM N. SICK, JR.
                                            ------------------------------------
                                                    William N. Sick, Jr.

                                            BUSINESS RESOURCES INTERNATIONAL,
                                            INC.

                                            By:  /s/ WILLIAM N. SICK, JR.
                                              ----------------------------------
                                                Name: William N. Sick, Jr.
                                                Title: President

                                            JILL MELANIE SICK 1991 TRUST

                                            By:  /s/ WILLIAM N. SICK, JR.
                                              ----------------------------------
                                                Name: William N. Sick, Jr.
                                                Title: Trustee

                                            DAVID LOUIS SICK 1991 TRUST

                                            By:  /s/ WILLIAM N. SICK, JR.
                                              ----------------------------------
                                                Name: William N. Sick, Jr.
                                                Title: Trustee

                                            LOUIS PITCHLYN WILLIAMS 1992 TRUST

                                            By:  /s/ WILLIAM N. SICK, JR.
                                              ----------------------------------
                                                Name: William N. Sick, Jr.
                                                Title: Trustee

                                            STEPHANIE ANN SICK 1991 TRUST

                                            By:  /s/ WILLIAM N. SICK, JR.
                                              ----------------------------------
                                                Name: William N. Sick, Jr.
                                                Title: Trustee

                                                 /s/ G. RUSSELL ASHDOWN
                                            ------------------------------------
                                                     G. Russell Ashdown

                                   SCHEDULE A
                                       TO
                                VOTING AGREEMENT

SHAREHOLDER                                                     CLASS             NUMBER OF SHARES
-----------                                                     -----             ----------------
Marquette Venture Partners, L.P.....................  A-1 Convertible Preferred        17,000
                                                      A-2 Convertible Preferred         9,710
                                                      A-3 Convertible Preferred         6,250
                                                      A-4 Convertible Preferred        29,443
                                                      B-1 Convertible Preferred         7,172
Wind Point Partners, L.P............................  A-4 Convertible Preferred        29,082
                                                      B-1 Convertible Preferred         3,543
William N. Sick, Jr. ...............................  B-1 Convertible Preferred         1,685
                                                      Common                          500,000
Business Resources International....................  B-1 Convertible Preferred           715
Jill Melanie Sick 1991 Trust........................  Common                           48,000
David Louis Sick 1991 Trust.........................  Common                           48,000
Louis Pitchlyn Williams 1992 Trust..................  Common                           24,000
Stephanie Ann Sick 1991 Trust.......................  A-4 Convertible Preferred           900
G. Russell Ashdown..................................  A-4 Convertible Preferred           400
                                                      Common                          701,518

                                                                         ANNEX C

                            SECTIONS 11.65 AND 11.70
                       ILLINOIS BUSINESS CORPORATION ACT

SECTION 11.65. RIGHT TO DISSENT

     sec. 11.65. Right to dissent. (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

          (2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

          (3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of such shares;

             (ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

             (iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

          (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in
     Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

     (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

     (c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

SECTION 11.70. PROCEDURE TO DISSENT

     sec. 11.70. Procedure to Dissent. (a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

     (b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

     (c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

     (d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

     (e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

     (f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

     (g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

     (h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

     (i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection
(c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

          (1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

          (2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

     If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

     (j) As used in this Section:

          (1) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

          (2) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

                                                                         ANNEX D

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                               POWER TRENDS, INC.

     ARTICLE 1: The name of the corporation is Power Trends, Inc.

     ARTICLE 2: The registered office of the corporation in the State of Illinois is located at 208 S. LaSalle Street, Chicago, Cook County, Illinois 60604. The name of the registered agent of the corporation at such address is C T Corporation System.

     ARTICLE 3: The purpose for which the corporation is organized is the transaction of any and all lawful businesses for which corporations may be incorporated under the Illinois Business Corporation Act, as amended.

     ARTICLE 4: The total number of shares which the corporation shall have authority to issue is 10,000 shares, par value $.01 per share, designated Common Stock.

     ARTICLE 5: The number of directors constituting the current board of directors is three. The names and addresses of the persons who are currently serving as directors, until the next annual meeting of shareholders or until their successors are elected and qualify are:

Delbert A. Whitaker                6426 Forest Creek
                                   Dallas, TX 75230

M. Samuel Self                     5127 Quail Lake Drive
                                   Dallas, TX 75287

Bart T. Thomas                     7301 Edgewood Drive
                                   Dallas, TX 75025

                                    PART II

             INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation Law of the State of Delaware, at Section 145, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as the director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. In addition, the indemnification of expenses, including attorneys' fees, is allowed in derivative actions, except no indemnification is allowed in respect to any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith. The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the directors of the corporation by a majority vote of the directors not party to such an action, suit or proceeding even though less than a quorum, by a committee of such directors designated by majority vote of such directors even though less than a quorum, or, if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt, in the case of officers and directors, of undertakings to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized in this section. A corporation may purchase indemnity insurance.

     The above described indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of such person's heirs, executors and administrators. Article VI, Section 2 of the Texas Instruments' Bylaws provides that Texas Instruments shall indemnify its officers and directors for such expenses, judgments, fines and amounts paid in settlement to the full extent permitted by the laws of the State of Delaware.
Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Article Seventh of Texas Instruments' Restated Certificate of Incorporation contains such a provision.

     Under insurance policies of Texas Instruments, directors and officers of Texas Instruments may be indemnified against certain losses arising from certain claims, including claims under the Securities Act of 1933, which may be made against such persons by reason of their being such directors or officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT LIST


        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
      2                  -- Agreement and Plan of Merger, dated as of September 29,
                            1999, by and among Texas Instruments, Power Trends and
                            Power Acquisition Corp.+
      3(a)               -- Restated Certificate of Incorporation of Texas
                            Instruments.(1)
      3(b)               -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments.(1)
      3(c)               -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments.(1)
      3(d)               -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments.(2)
      3(e)               -- Certificate of Ownership and Merger Merging Texas
                            Instruments Automation Controls, Inc. into Texas
                            Instruments.(1)
      3(f)               -- Certificate of Elimination of Designations of Preferred
                            Stock of Texas Instruments.(1)
      3(g)               -- Certificate of Ownership and Merger Merging Tiburon
                            Systems, Inc. into Texas Instruments.(3)
      3(h)               -- Certificate of Ownership and Merger Merging Tartan, Inc.
                            into Texas Instruments.(3)
      3(i)               -- Certificate of Designation relating to Texas Instruments'
                            Participating Cumulative Preferred Stock.(4)
      3(j)               -- Certificate of Elimination of Designation of Preferred
                            Stock of Texas Instruments.(5)
      3(k)               -- Bylaws of Texas Instruments.(6)
      4(a)(i)            -- Rights Agreement, dated as of June 18, 1998, between
                            Texas Instruments and Harris Trust and Savings Bank as
                            Rights Agent, which includes as Exhibit B the form of
                            Rights Certificate.(7)
      4(a)(ii)           -- Amendment, dated as of September 18, 1998, to the Rights
                            Agreement.(9)
      4(b)               -- Texas Instruments agrees to provide the Commission, upon request, copies of instruments defining the rights of
                            holders of long-term debt of Texas Instruments and its
                            subsidiaries.
      5                  -- Opinion of Weil, Gotshal & Manges LLP.+
      8(a)               -- Opinion of Weil, Gotshal & Manges LLP regarding certain tax matters.+
      8(b)               -- Opinion of Johnson and Colmar regarding certain tax
                            matters.+
     10(a)(i)            -- Texas Instruments' Deferred Compensation Plan.(9)
     10(a)(ii)           -- Amendment No. 1 to Texas Instruments' Deferred
                            Compensation Plan.(9)
     10(a)(iii)          -- Amendment No. 2 to Texas Instruments' Deferred
                            Compensation Plan.(10)
     10(a)(iv)           -- Amendment No. 3 to Texas Instruments' Deferred
                            Compensation Plan.(11)
     10(b)               -- Texas Instruments' Long-term Incentive Plan.(11)
     10(c)               -- Texas Instruments' 1996 Long-term Incentive Plan.(12)
     10(d)               -- Texas Instruments' Executive Officer Performance
                            Plan.(12)
     10(e)               -- Texas Instruments' Restricted Stock Unit Plan for
                            Directors.(13)
     10(f)               -- Texas Instruments' Directors Deferred Compensation
                            Plan.(13)

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
     10(g)               -- Texas Instruments' Stock Option Plan for Non-Employee
                            Directors.(15)
     10(h)               -- Agreement and Plan of Merger, dated as of May 29, 1999, by and among Texas Instruments, Telogy Networks, Inc. and
                            TNI Acquisition Corp. (exhibits and schedules
                            omitted).(14)
     10(i)               -- Asset Purchase Agreement dated as of January 4, 1997
                            between Texas Instruments and Raytheon Company (exhibits
                            and schedules omitted).(15)
     10(j)               -- Acquisition Agreement dated as of June 18, 1998 between
                            Texas Instruments and Micron Technology, Inc. (exhibit C
                            omitted).(16)
     10(k)               -- Second Amendment to Acquisition Agreement dated as of
                            September 30, 1998 between Texas Instruments and Micron
                            Technology, Inc.(17)
     10(l)               -- Securities Rights and Restrictions Agreement dated as of
                            September 30, 1998 between Texas Instruments and Micron
                            Technology, Inc.(5)
     10(m)               -- Agreement and Plan of Merger, dated as of July 25, 1999, by and among Texas Instruments, Unitrode, Inc. and
                            Unicorn Acquisition Corp.+
     11                  -- Statement Regarding Computation of Per Share Earnings.+
     21                  -- Subsidiaries of Texas Instruments.+
     23(a)               -- Consent of Ernst & Young LLP.*
     23(b)               -- Consent of Arthur Andersen LLP.*
     23(c)               -- Consent of Weil, Gotshal & Manges LLP (included in
                            exhibits 5 and 8(a)).
     23(d)               -- Consent of Johnson and Colmar (included in exhibit 8(b)).
     24                  -- Powers of Attorney (included on the signature pages to
                            this registration statement).
     99(a)               -- Power Trends Form of Proxy.*


---------------

  *  Filed herewith.


  +  Previously filed.


 (1) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1993.

 (2) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

 (3) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-41919 on Form S-8 filed December 10, 1997.

 (4) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

 (5) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1998.

 (6) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated December 4, 1997.

 (7) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement on Form 8-A dated June 23, 1998.

 (8) Incorporated by reference to the Exhibit filed with Texas Instruments' Amendment No. 1 to Form 8-A, dated September 23, 1998.

 (9) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1994.

(10) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

(11) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

(12) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

(13) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(14) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-80157 on Form S-4 filed June 8, 1999.

(15) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated January 4, 1997.

(16) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated June 18, 1998.

(17) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated October 15, 1998.

FINANCIAL STATEMENT SCHEDULES

                                                              PAGE
                                                              ----
Schedule II. Allowance for Losses and Cash-Related Special
Charges of Texas Instruments. ..............................  S-1
Schedule II. Accounts Receivable Allowances of Power
  Trends. ..................................................  S-2

     All other schedules have been omitted because the required information is either not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS.

     (a) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expense incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on the 2nd day of November, 1999.


                                            TEXAS INSTRUMENTS INCORPORATED

                                            By:  /s/ WILLIAM A. AYLESWORTH
                                              ----------------------------------
                                                William A. Aylesworth
                                                Senior Vice President,
                                                Treasurer and
                                                Chief Financial Officer

                               POWER OF ATTORNEY

     The registrant and each person whose signature appears below constitutes and appoints each of Thomas J. Engibous, Richard J. Agnich, William A. Aylesworth and M. Samuel Self, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file (i) a registration statement, and any and all amendments, thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (ii) any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT ON FORM S-4 HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                          *                                      Director             November 2, 1999
-----------------------------------------------------
                   James R. Adams

                          *                                      Director             November 2, 1999
-----------------------------------------------------
                   David L. Boren

                          *                                      Director             November 2, 1999
-----------------------------------------------------
                  James B. Busey IV

                          *                                      Director             November 2, 1999
-----------------------------------------------------
                   Daniel A. Carp

                          *                               Chairman of the Board;      November 2, 1999
-----------------------------------------------------   President; Chief Executive
                 Thomas J. Engibous                          Officer; Director

                          *                                      Director             November 2, 1999
-----------------------------------------------------
               Gerald W. Fronterhouse

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                          *                                      Director             November 2, 1999
-----------------------------------------------------
                   David R. Goode

                          *                                      Director             November 2, 1999
-----------------------------------------------------
                  Wayne R. Sanders

                          *                                      Director             November 2, 1999
-----------------------------------------------------
                   Ruth J. Simmons

                          *                                      Director             November 2, 1999
-----------------------------------------------------
                 Clayton K. Yeutter

              /s/ WILLIAM A. AYLESWORTH                   Senior Vice President;      November 2, 1999
-----------------------------------------------------   Treasurer; Chief Financial
                William A. Aylesworth                             Officer

                          *                               Senior Vice President;      November 2, 1999
-----------------------------------------------------  Controller; Chief Accounting
                   M. Samuel Self                                 Officer

             */s/ WILLIAM A. AYLESWORTH                                               November 2, 1999
-----------------------------------------------------
                William A. Aylesworth
                  Attorney-in-Fact

                                                                     SCHEDULE II

                               TEXAS INSTRUMENTS

             ALLOWANCE FOR LOSSES AND CASH-RELATED SPECIAL CHARGES
                            (IN MILLIONS OF DOLLARS)
                   YEARS ENDED DECEMBER 31, 1998, 1997, 1996

                                             BALANCE AT   ADDITIONS CHARGED                         BALANCE
                                             BEGINNING      TO COSTS AND                            AT END
                DESCRIPTION                   OF YEAR         EXPENSES        USAGE   ADJUSTMENTS   OF YEAR
                -----------                  ----------   -----------------   -----   -----------   -------
Allowance for losses:
  1998.....................................     $ 73            $101          $ (77)       --        $ 97
  1997.....................................     $ 90            $133          $(150)       --        $ 73
  1996.....................................     $ 45            $163          $(118)       --        $ 90
Note: Allowance for losses from uncollectible accounts, returns, etc., are deducted from accounts receivable in the balance sheet.
Cash-related special charges:
  1998.....................................     $148            $255          $(228)     $(20)       $155
  1997.....................................     $116            $152          $(116)     $ (4)       $148
  1996.....................................     $ 15            $145          $ (41)     $ (3)       $116
Notes: Adjustments are to reflect changes in estimated costs and are either reversals to income or increases in expense.

     Cash-related activity for special charges is included in the above schedule. See analysis in the Restructuring Actions note to the financial statements for non-cash, as well as cash-related, activities for special charges.

                                                                     SCHEDULE II

                ACCOUNTS RECEIVABLE ALLOWANCES FOR POWER TRENDS
                                 (IN THOUSANDS)

                                                               1997    1998    1999
                                                               ----    ----    ----
Balance at beginning of year................................   $35     $35     $45
Provision for doubtful accounts.............................     0      10      36
Provision for discounts, allowances and rebates.............    --      --      --
Write-offs for doubtful accounts, net of recoveries.........     0       0       0
Discounts, allowances and rebates taken.....................    --      --      --
                                                               ---     ---     ---
Balance at end of year......................................   $35     $45     $81
                                                               ===     ===     ===

                               INDEX TO EXHIBITS




        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
            2            -- Agreement and Plan of Merger, dated as of September 29,
                            1999, by and among Texas Instruments, Power Trends and
                            Power Acquisition Corp.+
            3(a)         -- Restated Certificate of Incorporation of Texas
                            Instruments.(1)
            3(b)         -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments.(1)
            3(c)         -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments.(1)
            3(d)         -- Certificate of Amendment to Restated Certificate of
                            Incorporation of Texas Instruments.(2)
            3(e)         -- Certificate of Ownership and Merger Merging Texas
                            Instruments Automation Controls, Inc. into Texas
                            Instruments.(1)
            3(f)         -- Certificate of Elimination of Designations of Preferred
                            Stock of Texas Instruments.(1)
            3(g)         -- Certificate of Ownership and Merger Merging Tiburon
                            Systems, Inc. into Texas Instruments.(3)
            3(h)         -- Certificate of Ownership and Merger Merging Tartan, Inc.
                            into Texas Instruments.(3)
            3(i)         -- Certificate of Designation relating to Texas Instruments'
                            Participating Cumulative Preferred Stock.(4)
            3(j)         -- Certificate of Elimination of Designation of Preferred
                            Stock of Texas Instruments.(5)
            3(k)         -- Bylaws of Texas Instruments.(6)
            4(a)(i)      -- Rights Agreement, dated as of June 18, 1998, between
                            Texas Instruments and Harris Trust and Savings Bank as
                            Rights Agent, which includes as Exhibit B the form of
                            Rights Certificate.(7)
            4(a)(ii)     -- Amendment, dated as of September 18, 1998, to the Rights
                            Agreement.(9)
            4(b)         -- Texas Instruments agrees to provide the Commission, upon request, copies of instruments defining the rights of
                            holders of long-term debt of Texas Instruments and its
                            subsidiaries.
            5            -- Opinion of Weil, Gotshal & Manges LLP.+
            8(a)         -- Opinion of Weil, Gotshal & Manges LLP regarding certain tax matters.+
            8(b)         -- Opinion of Johnson and Colmar regarding certain tax
                            matters.+
           10(a)(i)      -- Texas Instruments' Deferred Compensation Plan.(9)
           10(a)(ii)     -- Amendment No. 1 to Texas Instruments' Deferred
                            Compensation Plan.(9)
           10(a)(iii)    -- Amendment No. 2 to Texas Instruments' Deferred
                            Compensation Plan.(10)
           10(a)(iv)     -- Amendment No. 3 to Texas Instruments' Deferred
                            Compensation Plan.(11)
           10(b)         -- Texas Instruments' Long-term Incentive Plan.(11)
           10(c)         -- Texas Instruments' 1996 Long-term Incentive Plan.(12)
           10(d)         -- Texas Instruments' Executive Officer Performance
                            Plan.(12)
           10(e)         -- Texas Instruments' Restricted Stock Unit Plan for
                            Directors.(13)
           10(f)         -- Texas Instruments' Directors Deferred Compensation
                            Plan.(13)
           10(g)         -- Texas Instruments' Stock Option Plan for Non-Employee
                            Directors.(15)

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
           10(h)         -- Agreement and Plan of Merger, dated as of May 29, 1999, by and among Texas Instruments, Telogy Networks, Inc. and
                            TNI Acquisition Corp. (exhibits and schedules
                            omitted).(14)
           10(i)         -- Asset Purchase Agreement dated as of January 4, 1997
                            between Texas Instruments and Raytheon Company (exhibits
                            and schedules omitted).(15)
           10(j)         -- Acquisition Agreement dated as of June 18, 1998 between
                            Texas Instruments and Micron Technology, Inc. (exhibit C
                            omitted).(16)
           10(k)         -- Second Amendment to Acquisition Agreement dated as of
                            September 30, 1998 between Texas Instruments and Micron
                            Technology, Inc.(17)
           10(l)         -- Securities Rights and Restrictions Agreement dated as of
                            September 30, 1998 between Texas Instruments and Micron
                            Technology, Inc.(5)
           10(m)         -- Agreement and Plan of Merger, dated as of July 25, 1999, by and among Texas Instruments, Unitrode, Inc. and
                            Unicorn Acquisition Corp.+
           11            -- Statement Regarding Computation of Per Share Earnings.+
           21            -- Subsidiaries of Texas Instruments.+
           23(a)         -- Consent of Ernst & Young LLP.*
           23(b)         -- Consent of Arthur Andersen LLP.*
           23(c)         -- Consent of Weil, Gotshal & Manges LLP (included in
                            exhibits 5 and 8(a)).
           23(d)         -- Consent of Johnson and Colmar (included in exhibit 8(b)).
           24            -- Powers of Attorney (included on the signature pages to
                            this registration statement).
           99(a)         -- Power Trends Form of Proxy*



---------------


  *  Filed herewith.


  +  Previously filed.


 (1) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1993.

 (2) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

 (3) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-41919 on Form S-8 filed December 10, 1997.

 (4) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

 (5) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1998.

 (6) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated December 4, 1997.

 (7) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement on Form 8-A dated June 23, 1998.

 (8) Incorporated by reference to the Exhibit filed with Texas Instruments' Amendment No. 1 to Form 8-A, dated September 23, 1998.

 (9) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1994.

(10) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

(11) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

(12) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

(13) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(14) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-80157 on Form S-4 filed June 8, 1999.

(15) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated January 4, 1997.

(16) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated June 18, 1998.

(17) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated October 15, 1998.